Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

Public Exchange Offer

by

UBS Group AG, Zurich

(“UBS Group”)

for all issued

registered shares of UBS AG, Zurich and Basel (“UBS”)

with a nominal value of CHF 0.10 each

Exchange Ratio

1 registered share of UBS with a nominal value of CHF 0.10 (each, a “UBS Share” and collectively, the “UBS Shares”)

is exchanged for

1 registered share of UBS Group with a nominal value of CHF 0.10 (each, a “UBS Group Share” and collectively, the “UBS Group Shares”)

Initial Acceptance Period

14 October 2014 to 11 November 2014 (or as such period may be extended, the “Expiration Date”)

The deadline for tenders of UBS Shares held in the SIS SETTLEMENT SYSTEM or in CERTIFICATED FORM recorded in the Swiss share register is 4:00 p.m., Swiss time, on the Expiration Date (the “Swiss Tender Deadline”).

The deadline for tenders of UBS Shares held in DTC or DIRECTLY WITH COMPUTERSHARE INC. is 5:00 p.m., New York City time, on the Expiration Date (the “U.S. Tender Deadline”).

	Swiss Security Number	ISIN	Ticker Symbol

UBS Shares

Non-tendered shares	2.489.948	CH0024899483	UBSN

Tendered shares (separate trading line, to be exchanged for UBS Group Shares)	24.770.431	CH0247704312	UBSNE

UBS Group Shares	24.476.758	CH0244767585	UBSG

Offer Manager: UBS AG

Offer prospectus dated 29 September 2014

(the “Swiss Offer Prospectus”)

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of UBS Group Shares in each of the Initial Acceptance Period and the Additional Acceptance Period (as defined in this document), respectively, in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). Once published, a copy of such EU Prospectus in the English language, as well as a copy of the EU Prospectus summary in French, German and Spanish, will be available at www.ubs.com/exchangeoffer.

Introductory Note

UBS proposes to its shareholders to establish a new holding company, UBS Group. To implement this proposal, UBS Group, a Swiss stock corporation (Aktiengesellschaft), is offering to acquire any and all issued UBS Shares in exchange for UBS Group Shares on a share-for-share basis (the “Exchange Offer”).

Under the terms of the Exchange Offer, every UBS Share validly tendered in, and not withdrawn from, the Exchange Offer will be exchanged for one UBS Group Share. The Exchange Offer is comprised of separate offers (respectively, the “Swiss Exchange Offer” and the “U.S. Exchange Offer”). The Swiss Exchange Offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to this Swiss Offer Prospectus and, for holders of UBS Shares located in one or more member states of the European Economic Area (the “EEA”), one or more separate prospectuses. The U.S. Exchange Offer is being made to all holders of UBS Shares located in the United States pursuant to separate offer documentation.

The Swiss Exchange Offer and the U.S. Exchange Offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

Offer Restrictions

The ability of holders of UBS Shares (the “UBS Shareholders” or a “UBS Shareholder”) who are not resident in Switzerland to accept the Exchange Offer may be affected by the laws of the relevant jurisdiction in which they are located or of which they are citizens. Persons who are not resident in Switzerland should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. In addition, any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this Swiss Offer Prospectus and/or any other related document to any jurisdiction outside Switzerland should inform itself of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The release, publication or distribution of this Swiss Offer Prospectus in jurisdictions other than Switzerland may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than Switzerland should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This Swiss Offer Prospectus has been prepared for the purposes of complying with articles 22 et seq. of the Swiss Federal Act on Stock Exchanges and Securities Trading of 24 March 1995 (Stock Exchange Act, “SESTA”) and the information disclosed herein may not be the same as that which would have been disclosed if this Swiss Offer Prospectus had been prepared in accordance with the laws of any jurisdiction other than Switzerland.

Information for Shareholders Located in the United States

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY HAS PASSED UPON, CONFIRMED THE ACCURACY OF OR DETERMINED THE ADEQUACY OF THIS SWISS OFFER PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

UBS and UBS Group have filed and will file materials relevant to the U.S. Exchange Offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4 and will file a final prospectus/exchange to offer and a Statement on Schedule TO and UBS will file a Recommendation Statement on Schedule 14D-9. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS Group’s U.S. information agent, Georgeson, without charge at +1 (888) 613-9817, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. Exchange Offer forms part of this Swiss Offer Prospectus or is incorporated herein by reference.

European Economic Area

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group Shares in each of the Initial Acceptance Period and the Additional Acceptance Period (as defined in this Swiss Offer Prospectus) pursuant to the Swiss Exchange Offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus applicable to such acceptance period (from the time such EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group Shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Swiss Exchange Offer and the UBS Group Shares to be offered so as to enable an investor to decide to accept the Swiss Exchange Offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In addition to the EU Prospectus to be prepared and published for use in the Initial Acceptance Period, UBS Group intends to prepare and publish a separate EU Prospectus in due course for approval by the Central Bank of Ireland to be published in connection with the public offering of UBS Group Shares in the Additional Acceptance Period (as defined in this Swiss Offer Prospectus) in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

Hong Kong

WARNING: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the disposition of the UBS Group Shares. If you are in any doubt about any of the contents of this Swiss Offer Prospectus, you should obtain independent professional advice.

This Swiss Offer Prospectus neither constitutes a “prospectus” (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”), nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”). This Swiss Offer Prospectus is for distribution in Hong Kong only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder. The UBS Group Shares will not be sold or offered in Hong Kong by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the UBS Group Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to UBS Group Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder. You are advised to exercise caution in relation to the disposition of the UBS Group Shares. If you are in any doubt about any of the contents of this Swiss Offer Prospectus, you should obtain independent professional advice.

Singapore

This Swiss Offer Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Swiss Offer Prospectus and any other documents or materials in connection with the offer or sale, or invitation for subscription or purchase, of the UBS Group Shares, may not be circulated or distributed, nor may UBS Group Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where UBS Group Shares are subscribed for or purchased under Section 275 of the SFA by a relevant person which is:

(i)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the UBS Group Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

This Swiss Offer Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Swiss Offer Prospectus and any other documents or materials in connection with the offer or sale, or invitation for subscription or purchase, of UBS Group Shares, may not be circulated or distributed, nor may UBS Group Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an investor under Section 273(1)(b) of the SFA, or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Brazil

Employee equity plan awards referred to in this document and the underlying UBS Shares have not been and will not be publicly issued, placed, distributed, offered or negotiated in the Brazilian capital markets and, as a result, will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). The awards and the underlying UBS Shares will not be offered or sold in Brazil under any circumstances that constitute a public offering, placement, distribution or negotiation under the Brazilian capital markets regulation.

Argentina

The offer is private and not subject to the supervision of the Argentine Securities Exchange Commission or any other Argentinean governmental authority.

Australia

IMPORTANT NOTICE TO SHAREHOLDERS IN AUSTRALIA

This offer is available to all shareholders in Australia other than shareholders who own UBS Shares to which employee equity plan-related restrictions apply. This document is not a prospectus or other disclosure document for the purposes of Chapter 6D of the Corporations Act 2001 (Commonwealth of Australia) (“Corporations Act”), or an offer document relating to an unsolicited offer to purchase financial products off-market which meets the requirements of Division 5A of Part 7.9 of the Corporations Act. This document does not, and is not required to, contain all the information which would be required under the Corporations Act to be included in such a disclosure document or offer document, and has not been lodged with the Australian Securities and Investments Commission.

This document is being provided to shareholders in Australia in reliance on ASIC Class Order (CO 09/68).

Any person to whom UBS Group Shares are issued under the offer must not, within 12 months after the issue, offer, transfer or assign those shares to any person except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act.

UBS AG (ABN 47 088 129 613) holds Australian financial services licence no. 231087 and is regulated in Australia as a foreign authorised deposit-taking institution (“ADI”) by the Australian Prudential Regulation Authority (“APRA”) under the Banking Act 1959 (Cth). UBS Group does not hold an Australian financial services licence and is not regulated by APRA as an ADI. UBS Group Shares are not deposits with, or any other claim on UBS, and UBS does not in any way stand behind or guarantee the capital value or performance of UBS Group Shares.

The information in this document does not take into account circumstances specific to Australian shareholders. In particular, this document does not address the Australian tax consequences for shareholders participating in the offer. Australian shareholders should seek their own tax, financial, investment, accounting and legal advice in relation to the offer.

Belgium

No action has been taken in Belgium to permit a public exchange offer of the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no securities may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of article 10 of the Belgian Prospectus Act or one or more other exemptions available under article 3 of the Belgian Prospectus Act or under article 6, § 3 of the Belgian Takeover Bid Act apply.

China

This Swiss Offer Prospectus does not constitute a public offering of securities, whether by way of sale or subscription, in the People’s Republic of China (“PRC”). This Swiss Offer Prospectus or any other advertisement, invitation or document relating to the securities shall not be distributed in the PRC or used in connection with any offer for subscription or sale of the securities in the PRC, except to the extent consistent with applicable laws and regulations of the PRC. The offer or sale of the securities has not been and will not be filed with any securities or other regulatory authorities of the PRC and the securities may not be offered or sold within the PRC except to the extent consistent with applicable laws and regulations of the PRC. For the purpose of this Swiss Offer Prospectus, the PRC does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

France

The UBS Group Shares may not be offered, exchanged, or sold or caused to be offered, exchanged, or sold, directly or indirectly, to the public in France and neither this Swiss Offer Prospectus, which has not been submitted to the clearance procedure of the French Autorité des marchés financiers (“AMF”), nor to a competent authority of another Member State of the EEA that would have notified its approval to the AMF under the EU Prospectus Directive 2003/71/EC as implemented in France and in the Relevant Member State, nor any other offering material or information contained therein relating to the UBS Group Shares, may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the UBS Group Shares to the public in France.

Any such offers, exchanges, sales and distributions may be made in France only to (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, as defined in, and in accordance with, Articles L.411-2, II, 2°, D.411-1, D.744-1, D.754-1, and D.764-1 of the French Monetary and Financial Code.

In the event that the UBS Group Shares purchased, exchanged for, or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Monaco

The UBS Group Shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary. Consequently, this Swiss Offer Prospectus may only be communicated to Monaco banks duly licensed by the “Autorité de Contrôle Prudentiel et de Résolution” and fully licensed Monaco portfolio management companies by virtue of Law n° 1.144 of July 26, 1991 and Law 1.338, of September 7, 2007 duly licensed by the “Commission de Contrôle des Activités Financières”. Such regulated intermediaries may in turn communicate this Swiss Offer Prospectus to potential investors”.

The addressees hereof are perfectly fluent in English and expressly waive the possibility of a French translation of the present document.

Les destinataires du présent document reconnaissent être à même d’en prendre connaissance en langue anglaise et renoncent expressément à une traduction française.

Norway

THIS MEMORANDUM HAS NOT BEEN PRODUCED IN ACCORDANCE WITH THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE NORWEGIAN SECURITIES TRADING ACT 2007. THIS MEMORANDUM HAS NOT BEEN APPROVED OR DISAPPROVED BY, OR REGISTERED WITH, THE OSLO STOCK EXCHANGE, THE NORWEGIAN FSA (FINANSTILSYNET) NOR THE NORWEGIAN REGISTRY OF BUSINESS ENTERPRISES. THE INTERESTS DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE OFFERED OR SOLD TO THE PUBLIC IN NORWAY, AND NO OFFERING OR MARKETING MATERIALS RELATING TO THE INTERESTS MAY BE MADE AVAILABLE OR DISTRIBUTED IN ANY WAY THAT WOULD CONSTITUTE, DIRECTLY OR INDIRECTLY, AN OFFER TO THE PUBLIC IN NORWAY. THIS MEMORANDUM IS FOR THE RECIPIENT ONLY AND MAY NOT IN ANY WAY BE FORWARDED TO ANY OTHER PERSON OR TO THE PUBLIC IN NORWAY.

Philippines

For informational purposes of the Philippine shareholders only and not for Philippine marketing purposes.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Saudi Arabian Capital Market Authority.

The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Spain

For Residents in Spain

The offering is addressed only to holders of UBS Shares, and not to the general public. The offering does not constitute a public offering in Spain in accordance with Act 24/1988, of July 28, on Securities Markets and Royal Decree 1310/2005, of November 4, on admission to Trading of Securities, Public Offerings and the Prospectus Required in Such Cases. Accordingly, the offering materials have not been verified nor will they be registered by the Spanish Securities and Exchange Commission (“Comisión Nacional del Mercado de Valores”).

United Arab Emirates (“UAE”) and Dubai International Financial Centre (“DIFC”)

UAE:

This offering document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose.

By receiving this offering document, the person or entity to whom it has been issued understands, acknowledges and agrees that this offering document has not been approved by of filed with the UAE Central Bank, the Emirates Securities or Commodities Authority (“SCA”) or any other authorities in the UAE, nor has the placement agent, if any, received authorisation or licensing from the UAE Central Bank, SCA or any other authorities in the United Arab Emirates to market or sell securities or other investments within the United Arab Emirates. No marketing of any financial products or services has been or will be made from within the United Arab Emirates and no subscription to any securities or other investments may or will be consummated within the United Arab Emirates. It should not be assumed that the placement agent, if any, is a licensed broker, dealer or investment advisor under the laws applicable in the United Arab Emirates, or that it advises individuals resident in the United Arab Emirates as to the appropriateness of investing in or purchasing or selling securities or other financial products. The interests in the Fund may not be offered or sold directly or indirectly to the public in the United Arab Emirates. This does not constitute a public offer of securities or units in funds in the United Arab Emirates in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

DIFC:

This statement relates to an Exempt Offer in accordance with the rules of the Dubai Financial Services Authority.

This statement is intended for distribution only to Persons of a type specified in those rules. It must not be delivered to, or relied on by, any other Person.

The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it.

The Securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Securities offered should conduct their own due diligence on the Securities.

If you do not understand the contents of this document you should consult an authorised financial adviser.

Other Jurisdictions

The Exchange Offer will not be made, directly or indirectly, in or into any other jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance within any such jurisdiction. Accordingly, copies of this Swiss Offer Prospectus are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any such other jurisdiction, and persons receiving this Swiss Offer Prospectus (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in or into such jurisdiction, as doing so may invalidate any purported acceptance of the Exchange Offer.

UBS Group reserves the right to treat any acceptance of the Exchange Offer as invalid if it is made or purported to be made by the persons from whom such acceptance or election(s) would, in the opinion of UBS Group, constitute a breach of the laws of the relevant jurisdiction.

Forward-looking statements

This Swiss Offer Prospectus contains forward-looking statements that involve risks and uncertainties, in particular those described in “Risks” below. These statements may generally, but not always, be identified by the use of words such as “anticipate”, “believe”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the Exchange Offer; plans for UBS and for UBS Group following completion of the Exchange Offer; management’s outlook for the Group (as defined herein) financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (“FINMA”) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the Exchange Offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited in the United Kingdom and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (12) limitations on the effectiveness of internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS and its subsidiaries will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (15) the effect that these or other factors or unanticipated events may have on the Group’s reputation and the additional consequences that this may have on its business and performance. The Group’s business and financial performance could be affected by other factors identified in the risks described under “Risks” in this Swiss Offer Prospectus. Although UBS Group believes that, as of the date of this Swiss Offer Prospectus, the expectations reflected in the forward-looking statements are reasonable, UBS Group cannot assure you that the Group’s future results, level of activity, performance or achievements will meet these expectations. Moreover, neither UBS Group nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this Swiss Offer Prospectus, unless UBS Group is required by law to update these forward-looking statements, UBS Group will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

Risks

UBS Group may fail to realise the anticipated benefits of the Exchange Offer.

UBS Group proposes the Exchange Offer because it believes that it will, along with other measures already announced, substantially improve the resolvability of the Group in response to evolving regulatory requirements. These measures may also qualify UBS Group for a reduction in the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. UBS Group may, however, encounter substantial difficulties in achieving these anticipated benefits or these anticipated benefits may not materialise. For example, the relevant regulators may find the measures that the Group is undertaking to be ineffective or insufficient (especially in the context of market turbulence or in distressed situations), or they may not grant potential relief to the full extent hoped for. UBS Group may also be required to adopt further measures to meet existing or new regulatory requirements. See also “If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the Exchange Offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.”

As UBS Group will be a holding company, its operating results, financial condition and ability to pay dividends or other distributions will be entirely dependent on funding, dividends and other distributions received from its subsidiaries, including UBS, which may be subject to restrictions.

UBS Group’s ability to pay dividends or other distributions and to pay its obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from its operating subsidiaries, including UBS and its subsidiaries and any new subsidiaries established by UBS Group in the future. The ability of UBS Group’s operating companies to make loans or distributions (directly or indirectly) to UBS Group may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable law and regulatory and fiscal or other restrictions. In particular, if the Exchange Offer is successful and the holding company structure is put in place, UBS Group’s subsidiaries, including UBS and any new bank subsidiaries established by UBS Group or UBS, may be subject to laws that restrict dividend payments, authorise regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group, or limit or prohibit transactions with affiliates. Restrictions and regulatory action of this kind could impede access to funds that UBS Group may need to make dividend payments.

In addition, UBS Group’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganisation is subject to all prior claims of the subsidiary’s creditors.

Furthermore, UBS Group expects that it may guarantee some of the payment obligations of certain of its subsidiaries, including UBS, from time to time. These guarantees may require UBS Group to provide substantial funds or assets to UBS or its other subsidiaries or their creditors or counterparties at a time when UBS Group is in need of liquidity to fund its own obligations.

If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, UBS Group may not be in a position in the longer term to make distributions to holders of UBS Group Shares in line with any future announced proposals or at all.

If UBS Group fails to acquire full ownership of UBS on a timely basis, it may be unable to fully realise the anticipated benefits of the Exchange Offer. Additionally, the liquidity and market value of the UBS Group Shares may be adversely affected.

Any delay in acquiring or failure to acquire full ownership of UBS could adversely affect the anticipated benefits of the Exchange Offer and the liquidity and market value of the UBS Group Shares. Such a delay or failure may occur if, among other things, UBS Group waives or reduces the Minimum Acceptance Condition (as defined herein) and UBS Shares representing less than 90% of the total issued UBS Shares are accepted for exchange or if, after UBS Group has acquired UBS Shares representing 90% or more, but not more than 98%, of the total issued UBS Shares, UBS Group determines that the squeeze-out merger cannot be implemented or is not advisable for any reason, including, among other things, disruption to the business, a negative impact on regulatory consents, approvals and licences or required third party-rights. See “A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.” If this happens, remaining UBS Shareholders will hold a minority interest in UBS.

The existence of minority UBS Shareholders may interfere with, among other things, UBS Group’s ability to implement changes to the legal structure of the Group, its day-to-day business operations and its corporate governance. For example, UBS Group may not be able to effect intra-group transfers of entities without first obtaining bona fide third-party evaluations, resulting in incremental expense and delays. Additionally, transactions among UBS Group’s subsidiaries and affiliates may need to be carried out on an arm’s-length basis, which may impair the efficiency of day-to-day operations. As a matter of Swiss law, minority UBS Shareholders would also have the ability to request special investigations, convene general meetings of shareholders and propose agenda items for annual general meetings of UBS. Each of these circumstances, along with other measures UBS Group may need to take to recognise the continuing legal rights of any remaining minority UBS Shareholders, may result in increased costs and administrative burden.

Under Swiss corporate law, a resolution passed by two-thirds of the shares represented at a shareholders meeting is required to approve certain important corporate actions, such as an increase in authorised or contingent capital or the creation of reserve capital in accordance with Swiss banking law, or an increase in share capital against contribution in kind for the purpose of acquisition and granting of special privileges. If minority UBS Shareholders were to hold more than one-third of the issued UBS Shares, they could have the ability to prevent UBS Group from causing UBS to approve such actions.

In addition, any holders of UBS Shares who do not tender their UBS Shares in the Exchange Offer will have a pro rata claim upon any dividends or other distributions of UBS and would receive a proportionate share of any dividend payments or other distributions made by UBS, reducing the amount of any dividend payments or other distributions that UBS Group might make to holders of UBS Group Shares.

As long as minority UBS Shareholders remain after completion of the Exchange Offer, there will be fewer UBS Group Shares outstanding than there were UBS Shares outstanding prior to the completion of the Exchange Offer. As a result, the market for and the liquidity and market value of UBS Group Shares could be adversely affected.

A squeeze-out merger could have an adverse impact on existing banking licenses and other permits and authorisations and be subject to appraisal under Swiss law.

If UBS Group conducts a squeeze-out merger under Swiss law, UBS will merge into a merger subsidiary of UBS Group, which will survive the transaction. Although UBS Group expects that the surviving entity will in most cases succeed to UBS’s banking licenses, permits and other authorisations, such entity may need to re-apply for or seek specific licenses, permits and authorisations, as well as third party consents. Furthermore, although UBS Group expects this occurrence to be unlikely given that minority shareholders subject to the squeeze-out will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the Exchange Offer, under Swiss law, a minority shareholder subject to the squeeze-out merger could theoretically seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a Swiss competent court to determine what is “adequate” consideration. Each of these circumstances, if it were to happen, may generate costs, delay the implementation of the squeeze-out merger or disrupt or negatively impact the Group’s business.

The value of the UBS Group Shares may decrease.

It is likely that the price of the UBS Group Shares will fluctuate and may not always accurately reflect the underlying value of UBS Group and its subsidiaries. The value of the UBS Group Shares may decrease. The prices that investors may realise for their holdings of UBS Group Shares, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for the UBS Group Shares is less liquid than for other equity securities and that the prices of the UBS Group Shares are relatively volatile. In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the UBS Group Shares.

The UBS Group Shares may not have an active trading market, which may have an adverse impact on the value of the UBS Group Shares.

There has been no prior public market for the UBS Group Shares. UBS Group has applied to list the UBS Group Shares on the SIX Swiss Exchange AG (“SIX Swiss Exchange”) and also intends to apply to list the UBS Group Shares on the New York Stock Exchange (“NYSE”). However, there can be no assurance that a liquid market will develop for the UBS Group Shares, that holders of the UBS Group Shares will be able to sell their UBS Group Shares or that such holders will be able to sell their UBS Group Shares for a price that reflects their value.

The Exchange Offer is subject to certain conditions and if these conditions are not satisfied or waived, the Exchange Offer will not be completed.

The completion of the Exchange Offer is subject to certain conditions as described in section B.9 of this Swiss Offer Prospectus. If the conditions are not waived (to the extent permitted under applicable law) or satisfied, the Exchange Offer will lapse and all tendered UBS Shares will be returned to holders. If the Exchange Offer lapses and the UBS Shares are returned, there will be no payment of interest or other compensatory payment made.

Risks relating to UBS’s business activity

UBS Shareholders participating in the Exchange Offer and receiving UBS Group Shares generally will continue to be subject to the same risks and investment considerations as they currently are as UBS Shareholders. Information on such risks and considerations can be found in UBS’s public disclosure generally available to investors, as provided and updated from time to time (including, e.g., annual reports, quarterly reports, ad-hoc disclosures, and other disclosures such as the EU Prospectus and other prospectuses whatsoever, and in particular the financial information (excerpts from UBS’s 2013 Annual Report, UBS’s Second Quarter 2014 Report, and from UBS’s Form 6-K filed on 29 September 2014) attached as an annex to this Swiss Offer Prospectus).

Risks relating to UBS Shareholders who do not tender the UBS Shares in the Exchange Offer

The market for UBS Shares will be less liquid following completion of the Exchange Offer, and the value of any retained UBS Shares may decline.

The market for UBS Shares will be less liquid following completion of the Exchange Offer, and the value of any UBS Shares retained by UBS Shareholders may be lower or fluctuate more widely following completion of the Exchange Offer than before completion of the Exchange Offer. The exchange of UBS Shares for UBS Group Shares pursuant to the Exchange Offer will reduce the number of holders of UBS Shares as well as the number of UBS Shares that might otherwise trade publicly and, depending upon the number of UBS Shares so exchanged, will adversely affect the liquidity and market value of the remaining UBS Shares held by the public. Additionally, if fewer than 600,000 UBS Shares would remain outstanding in the United States following completion of the Exchange Offer, the NYSE will not resume trading in the UBS Shares even after the publication of the final interim results of the Exchange Offer. Holders of UBS Shares who do not tender their UBS Shares in the Exchange Offer may therefore be unable to trade their UBS Shares on the NYSE at any point following the expiration of the Initial Acceptance Period. UBS Group may also take steps following the Exchange Offer to change the corporate structure or assets of UBS and these steps could affect the liquidity and trading value of the UBS Shares. Moreover, the UBS Shares may be delisted following completion of the Exchange Offer and it is expected that as of the first day of trading of the UBS Group Shares on the SIX Swiss Exchange, the UBS Shares will no longer be included in the Swiss Market Index (“SMI”) and may no longer be part of the Swiss Performance Index (“SPI”), all of which could further depress the market price of the UBS Shares. For more information, see “The UBS Shares may be delisted following completion of the Exchange Offer” below.

UBS Shareholders may be forced to transfer their UBS Shares to UBS Group if UBS Group conducts a squeeze-out.

If, in the Exchange Offer or within three months thereafter, UBS Group acquires more than 98% of the total UBS Shares, UBS Group intends to effect a mandatory squeeze-out of the holders of the less than 2% remaining UBS Shares by filing a request with the competent court in Switzerland to invalidate such UBS Shares pursuant to article 33 of the SESTA. Holders of the UBS Shares being invalidated in this process will receive UBS Group Shares on a one-for-one basis.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct a forward triangular squeeze-out merger pursuant to article 8 paragraph 2, of the Swiss Federal Act on Merger, De-Merger, Transformation and Transfer of Assets

of October 3, 2003, pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction. Under applicable Swiss law, UBS Group expects that the consideration to be received by UBS Shareholders in such a squeeze-out merger will be UBS Group Shares on a share-for-share basis. UBS Group Shares will be delivered in the squeeze-out much later than in the Exchange Offer.

UBS Group may restructure UBS after the completion of the Exchange Offer or take other steps to acquire UBS Shares.

Instead of or to facilitate the squeeze-out procedures described above, UBS Group reserves the right following the Exchange Offer to use any legally permitted method to acquire additional or the totality of UBS Shares in issue, including engaging in one or more corporate restructuring transactions, such as a merger, demerger, liquidation, transfer of assets or conversion of UBS into another form or corporate entity, or changing the UBS articles of association to alter the corporate or capital structure in a manner beneficial to UBS Group and UBS Group’s Shareholders, or otherwise acquiring UBS Shares. If holders of UBS Shares do not tender their UBS Shares in the Exchange Offer, any of these actions may negatively affect the value and liquidity of their remaining interest in UBS. Conversely, if UBS Group decides not to, or is not able to, implement any post-closing restructuring measures or transactions, minority UBS Shareholders will remain UBS Shareholders rather than UBS Group and be subject to the risks that may affect their remaining minority investment in UBS as further described herein.

The UBS Shares may be delisted following completion of the Exchange Offer.

After completion of the Exchange Offer, UBS Group intends to request that the UBS Shares be removed from listing on the SIX Swiss Exchange. UBS Group will also seek to remove the UBS Shares from listing on the NYSE and, when possible, to deregister the UBS Shares under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). While the UBS Shares could continue to be traded in the over-the-counter (“OTC”) market and price quotations could be reported, there can be no assurance that such an OTC market will develop. The extent of the public market for the UBS Shares and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in UBS Shares and the possible termination of registration of UBS Shares under the U.S. Exchange Act, which would adversely affect the amount of publicly available information with respect to UBS.

UBS may change its dividend policy and its dividends may not be equivalent to the dividends paid on UBS Group Shares.

UBS may change its dividend policy following completion of the Exchange Offer. The holders of UBS Shares should be aware that there can be no assurance that UBS will continue to declare dividends to the UBS Shareholders at the same rate and/or frequency in the future as it has in the past, or that any dividends declared on the UBS Shares will be equivalent to dividends paid on UBS Group Shares.

Public Exchange Offer by UBS Group

A	Background and Overview of the Public Exchange Offer by UBS Group

UBS proposes to its shareholders to establish a new holding company, UBS Group. To implement this proposal, UBS Group, a Swiss stock corporation (Aktiengesellschaft), is offering to acquire any and all issued UBS Shares in exchange for UBS Group Shares on a share-for-share basis.

According to the terms and conditions stipulated in this Swiss Offer Prospectus, UBS Group, a wholly owned subsidiary of UBS, submits a public exchange offer pursuant to articles 22 et seq. SESTA for all issued ordinary shares in registered form (Namenaktien) of UBS. The Swiss Exchange Offer is made on the basis of a 1:1 exchange ratio, whereby UBS Shareholders can, under the terms of the Swiss Exchange Offer and subject to offer restrictions, exchange one registered UBS Share with a nominal value of CHF 0.10 for one newly created UBS Group Share with a nominal value of CHF 0.10.

The UBS Group Shares grant the holders of such UBS Group Shares the same voting and economic rights as the UBS Shares.

If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group (as used in this Swiss Offer Prospectus, “Group” refers to UBS and its consolidated subsidiaries up to the time of the first capital increase of UBS Group in connection with the first settlement of the Exchange Offer and to UBS Group and its consolidated subsidiaries after such capital increase). The Exchange Offer will not involve any change to UBS’s current board of directors and senior management.

The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

Swiss “too-big-to-fail” requirements require systemically important banks, including UBS and the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance, and to enable the recovery or resolution of the Group as a whole. The Swiss “too-big-to-fail” requirements provide for the possibility of a limited rebate on the progressive buffer capital requirement for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required, including through alterations of legal structure.

The Group has already announced a series of measures to improve the resolvability of the Group, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited in the United Kingdom and the implementation of an intermediate holding company in the United States under Dodd-Frank. The new Swiss banking subsidiary is expected to contain the systemically important function of the Group in Switzerland and to reduce resolvability risk by eliminating the need to transfer functions to a bridge institution as part of a resolution. A group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the group and the creditors of those entities. A debt bail-in is a procedure contemplated by the Ordinance of the FINMA on the Insolvency of Banks and Securities Dealers of 30 August 2012 (“Swiss Bank Insolvency Ordinance”) (and other similar laws and regulations in other countries) that permits the governmental authority exercising resolution powers to cause a write-down or conversion into equity of debt of the failing institution. The debt bail-in mechanism is intended to effectively recapitalize the institution to permit an orderly wind-down, disposition or continued operation of operating entities. The Group believes that these measures will substantially improve its overall resolvability.

As a consequence of the Exchange Offer and the other measures the Group has announced regarding its legal structure, the Group believes that it is substantially enhancing the resolvability of the Group in response to evolving global regulatory requirements. UBS anticipates that the Exchange Offer and the other measures already announced will allow the Group to qualify for a rebate on the progressive buffer capital requirements applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. The FINMA has confirmed to the Group that the measures proposed are in principle suitable to warrant the granting of a rebate, but the amount of such rebate will depend on the actual execution and implementation of these measures in Switzerland and elsewhere and therefore cannot be known at this time. Any such rebate would result in lower overall capital requirements for the Group.

The Group may consider further changes to its legal structure in response to regulatory requirements in Switzerland or in other countries in which the Group operates.

The Swiss Exchange Offer is subject to a number of conditions, which are described in detail in section B.9 below. Among others, UBS Group is not obligated to consummate the Swiss Exchange Offer if UBS Shares that have been validly tendered and not withdrawn from the Exchange Offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, do not represent at least 90% of all UBS Shares in issue at the expiration of the Initial Acceptance Period.

UBS Group has applied for all of the UBS Group Shares to be listed and admitted to trading on the SIX Swiss Exchange. UBS Group will also apply for admission of the UBS Group Shares on the NYSE. Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon settlement of the UBS Shares validly tendered as of the Expiration Date. The SIX Swiss Exchange has already approved, subject to certain conditions, the inclusion of the UBS Group Shares in the SMI and the SPI from the first day of trading of the UBS Group Shares.

UBS Group will initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the Exchange Offer.

B	Swiss Exchange Offer

1	Scope of the Swiss Exchange Offer

Subject to the offer restrictions set forth in this Swiss Offer Prospectus, the Swiss Exchange Offer relates to all issued UBS Shares (see section F.1), including any UBS Shares that will be issued between 24 September 2014 and the end of the Additional Acceptance Period (as defined below).

2	Offered Shares/Exchange Ratio

The Swiss Exchange Offer will be made on the basis of a 1:1 exchange ratio, whereby UBS Shareholders can exchange one UBS Share with a nominal value of CHF 0.10 for one UBS Group Share with a nominal value of CHF 0.10.

The UBS Group Shares will carry the same voting and economic rights as the UBS Shares.

3	Share Price

The performance of the UBS Shares on the SIX Swiss Exchange during 2011, 2012, 2013 and 2014 (up to and including 23 September 2014) is as follows (prices in CHF refer to the highest and lowest closing price):

UBS Share	2011	2012	2013	2014*

High	19.13	15.62	19.60	19.10

Low	9.34	9.69	14.09	15.20

*	1 January 2014 to 23 September 2014

Source: Bloomberg

4	Cooling-off Period

Subject to an extension by the Swiss Takeover Board, the cooling-off period runs for ten (10) trading days after publication of this Swiss Offer Prospectus, i.e., it is expected to run from 30 September 2014 to 13 October 2014. The Swiss Exchange Offer can be accepted only after expiration of the cooling-off period.

5	Initial Acceptance Period

The Swiss Exchange Offer will be open for a period of twenty-one (21) trading days, unless extended by UBS Group (the “Initial Acceptance Period”). The Initial Acceptance Period will begin on 14 October 2014 and is expected to end on 11 November 2014.

-	Holders of UBS Shares held in the securities settlement system (the “SIS Settlement System”) operated by SIX SIS AG, Baslerstrasse 100, 4600 Olten, Switzerland (“SIS”) or in certificated form recorded in the Swiss share register may tender their UBS Shares at any time prior to 4:00 p.m., Swiss time, on the Expiration Date, which is the Swiss Tender Deadline.

-	Holders of UBS Shares in DTC or directly with Computershare Inc., c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021 (“Computershare”) may tender their UBS Shares at any time prior to 5:00 p.m., New York City time, on the Expiration Date, which is the U.S. Tender Deadline.

UBS Group reserves the right to extend the Initial Acceptance Period one or more times. An extension of the Initial Acceptance Period beyond 40 trading days would require the prior consent of the Swiss Takeover Board.

6	Additional Acceptance Period

If the Swiss Exchange Offer has been declared unconditional (Zustandekommen), an additional acceptance period of eleven (11) trading days for a subsequent acceptance of the Swiss Exchange Offer pursuant to article 14 para. 5 of the Ordinance of the Takeover Board on Public Takeover Offers of 21 August 2008 (Takeover Ordinance, “TOO”) (the “Additional Acceptance Period”) will be provided.

The Additional Acceptance Period is expected to run from 17 November 2014 to 1 December 2014.

-	Holders of UBS Shares in the SIS Settlement System or in certificated form recorded in the Swiss share register will be able to tender their UBS Shares at any time prior to 4:00 p.m., Swiss time, on the expiration date of the Additional Acceptance Period.

-	Holders of UBS Shares in DTC or directly with Computershare will be able to tender their UBS Shares at any time prior to 5:00 p.m., New York City time, on the expiration date of the Additional Acceptance Period.

7	Separate Swiss Trading Line available to tendered UBS Shares

UBS Shares held in the SIS Settlement System that are validly tendered in the Swiss Exchange Offer will be assigned new Swiss and international security numbers and will be tradable on the SIX Swiss Exchange on a separate trading line. This separate trading line will allow a tendering UBS Shareholder to sell his or her UBS Shares despite the fact that such UBS Shares have already been tendered in the Swiss Exchange Offer (see section K.5).

8	Withdrawal Rights

Holders who have tendered their UBS Shares in the Swiss Exchange Offer may withdraw their UBS Shares as follows:

-	Holders of UBS Shares who tender their UBS Shares through a bank, broker or other custodian institution in the SIS Settlement System should contact the institution through which they have tendered their UBS Shares to learn about its procedures to withdraw UBS Shares validly tendered. Such holders should contact their bank, broker or other custodian institution sufficiently in advance of the Swiss Tender Deadline to allow their previously tendered UBS Shares to be validly withdrawn.

-	Holders of UBS Shares who have tendered their UBS Shares in the form of share certificates recorded in the Swiss share register by means of delivery to the custodian bank (if such holder has a custodian bank) or to UBS Shareholder Services, P.O. Box, CH-8098 Zurich, Switzerland (“UBS Shareholder Services”) (if such holder does not have a custodian bank) of an acceptance form and delivery of their physical certificates may withdraw their tender by delivering to UBS Shareholder Services a properly completed and duly executed notice of withdrawal prior to the Swiss Tender Deadline. If holders have tendered their UBS Shares through a custodian bank, such holders should contact their custodian bank sufficiently in advance of the Swiss Tender Deadline to allow their previously tendered UBS Shares to be validly withdrawn.

-

Holders of UBS Shares who tender their UBS Shares by means of the DTC book-entry confirmation facility (Automated Tender Offer Program, “ATOP”), may withdraw their tender by instructing their broker, dealer, commercial bank, trust company or other entity to cause the DTC participant through which their UBS Shares were tendered to deliver a notice of withdrawal to the U.S. exchange agent by means of an agent’s message transmitted through the DTC book-entry confirmation facility (ATOP) prior to the U.S. Tender Deadline.

-	Holders of UBS Shares who hold their UBS Shares in uncertificated form in direct registration with Computershare or in the form of one or more share certificates registered with Computershare may withdraw their tender by delivering to the U.S. exchange agent a properly completed and duly executed notice of withdrawal prior to the U.S. Tender Deadline.

No withdrawal rights will be provided with respect to UBS Shares tendered during the Additional Acceptance Period unless they are mandatorily provided under applicable law and regulation.

9	Offer Conditions

The Swiss Exchange Offer is subject to the following conditions:

1.	UBS Shares that have been validly tendered and have not been withdrawn from the Exchange Offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 90% of all UBS Shares in issue at the expiration of the Initial Acceptance Period (the “Minimum Acceptance Condition”).

2.	The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group Shares and the NYSE has approved the listing of the UBS Group Shares, subject to notice of issuance.

3.	To the extent required, the competent authorities, including, without limitation, FINMA, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the U.K. Prudential Regulatory Authority (the “PRA”) and the U.K. Financial Conduct Authority (the “FCA”), as well as the competent regulatory authorities in the Cayman Islands, Singapore, Hong Kong, Australia, France, Germany, Jersey and Luxembourg, shall have granted all approvals, clearances or declarations of no objection required for the Exchange Offer and the function of UBS Group as holding company of the Group and all applicable waiting periods shall have expired or been waived.

4.	No court or governmental authority shall have issued a decision or an order preventing, prohibiting or declaring illegal the consummation of the Exchange Offer.

5.	The U.S. registration statement relating to the UBS Group Shares has become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of this registration statement has been issued by the SEC and no proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn.

UBS Group reserves the right to waive one or more conditions in whole or in part, other than the conditions set forth in clause 2, 4 and 5 above. The condition specified in clause 3 may not be waived with respect to any approvals, clearances and declaration of no objection from FINMA, the U.S. competent authorities, the PRA and the FCA.

Notwithstanding any other provisions of the Exchange Offer, and in addition to its right to extend and amend the Exchange Offer at any time, UBS Group will not be required to declare the Exchange Offer unconditional or accept for exchange, and may delay the acceptance for exchange of and accordingly the exchange of, any tendered UBS Shares, or may terminate the Exchange Offer unless all the conditions listed above are satisfied or, to the extent permitted by applicable law, waived.

UBS Group reserves the right to reduce or waive the Minimum Acceptance Condition. If UBS Group reduces or waives the Minimum Acceptance Condition, each holder who has validly tendered his or her UBS Shares into the Exchange Offer will have the right to withdraw the UBS Shares he or she has already tendered for so long as required by applicable law, including any extension of the Initial Acceptance Period required by applicable law.

UBS Group does not intend to reduce the Minimum Acceptance Condition below two-thirds of the total UBS Shares in issue.

C	Information on UBS Group

1	Name, Domicile and Duration

UBS Group (UBS Group SA) (UBS Group Inc.) was incorporated and registered as a stock corporation (Aktiengesellschaft) under Swiss law for an indefinite period. UBS Group was entered into the Commercial Register of Canton Zurich on 10 June 2014 (with corporate identification number CHE-395.345.924) and has its registered domicile and its principal executive office at Bahnhofstrasse 45, 8001 Zurich, Switzerland (telephone: +41 (0)44 234 11 11). Its official publication media is the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).

As of the date of this Swiss Offer Prospectus, UBS Group is a wholly owned subsidiary of UBS and has no operations other than in connection with the Exchange Offer and no material assets or liabilities.

2	Business Purpose

Pursuant to its articles of association, the main business purpose of UBS Group is the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS Group may establish enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS Group is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad. UBS Group may provide loans, guarantees and other types of financing and securities for group companies and borrow and invest capital on the money and capital markets.

3	Articles of Association

The current articles of association of UBS Group date as of 5 June 2014. Upon consummation of the Exchange Offer, the articles of association of UBS Group will in all material respects be identical to the articles of association of UBS, subject to the following four differences:

i.	the company name changes to UBS Group AG from UBS AG;

ii.	the domicile of the company changes to Zurich from Zurich and Basel;

iii.	the purpose of the company changes to the acquisition, holding, administration and sale of direct and indirect participations in enterprises of any kind, in particular in the areas of banking, financial, advisory, trading and service activities in Switzerland and abroad from the operation of a bank; and

iv.	to the extent that less than 100% of the total UBS Shares are tendered in the Exchange Offer, UBS Group’s articles of association would provide for authorised capital in the amount necessary for the issuance of UBS Group Shares in a possible squeeze-out of the remaining UBS Shareholders pursuant to the SESTA squeeze-out or otherwise. In turn, the ordinary share capital would be lower accordingly.

Furthermore, the UBS Group Shares will grant the holders of such UBS Group Shares the same voting and economic rights as the UBS Shares.

4	Current and Future Share Capital

4.1	Current Share Capital

As of the date of this Swiss Offer Prospectus, UBS Group has a fully paid-up share capital of CHF 100,000 divided into 1,000,000 registered shares with a par value of CHF 0.10 each. The registration of the registered shares is subject to registration requirements in accordance with the articles of association.

As of the date of this Swiss Offer Prospectus, UBS Group has not issued any preference shares or benefit certificates (Genussscheine).

As of the date of this Swiss Offer Prospectus, UBS Group has a conditional capital, consisting of two portions of CHF 25,000 each with the following characteristics:

-	Conditional capital related to employee participation plans: The share capital may be increased by a maximum of CHF 25,000 through the issuance of a maximum of 250,000 fully paid UBS Group Shares upon exercise of employee options issued to employees and members of the management and of the board of directors of UBS Group and its subsidiaries. The issuance of these options to employees and members of the management and of the board of directors of UBS Group and its subsidiaries will take place in accordance with the employee participation plan rules issued by the board of directors and its compensation committee. The pre-emptive rights and the advance subscription rights of the shareholders shall be excluded. The acquisition of shares through the exercise of option rights as well as the subsequent transfer of these shares shall be subject to the restrictions on registration pursuant to the articles of association.

-	Conditional capital related to convertible bonds: The share capital may be increased in an amount not to exceed CHF 25,000 through the issuance of a maximum of 250,000 fully paid UBS Group Shares through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS Group or one of its group companies on national or international capital markets. The acquisition of shares by exercising conversion rights or warrants, as well as the subsequent transfer of the shares, shall be subject to the restrictions on registration pursuant to the articles of association. The board of directors shall be authorized to restrict or exclude the advance subscription rights of shareholders if such instrument is issued (i) on national or international capital markets or (ii) to one or more financial investors. If the advance subscription rights are restricted or excluded by the board of directors, the following shall apply: the issuance of such instrument shall be made at prevailing market conditions, and the new shares shall be issued pursuant to the relevant conditions of that financial instrument. Conversion rights may be exercised during a maximum 10-year period, and warrants may be exercised during a maximum 7-year period, in each case from the date of the respective issuance. The issuance of the new shares upon voluntary or mandatory exercise of conversion rights and/or warrants shall be made at conditions taking into account the market price of the shares and/or comparable instruments with a market price at the time of the issuance of the relevant financial instrument.

4.2	Changes in connection with the Exchange Offer

Shortly prior to the first settlement of the Exchange Offer following the Initial Acceptance Period (“First Settlement”), UBS, the sole shareholder of UBS Group, will resolve on an ordinary capital increase, and the board of directors of UBS Group will implement such ordinary capital increase (and register such capital increase with the commercial register) at the First Settlement. The final amount of the ordinary capital increase in order to effect the First Settlement will be based on the actual amount of UBS Shares tendered in the Exchange Offer in exchange for UBS Group Shares during the Initial Acceptance Period. As a result, the shareholders’ resolution is contemplated to be made on the following terms:

(a)	up to 3,910,519,377 UBS Group Shares in registered form (Namenaktien) shall be issued with a par value of CHF 0.10 each (assuming that at the First Settlement, UBS Group acquires 100% of the UBS Shares pursuant to the Exchange Offer, this would be the maximum number of UBS Group Shares to be issued based on the number of UBS Shares issued on 23 September 2014, plus the UBS Shares that could potentially be issued between 24 September 2014 and the First Settlement), i.e. UBS Group’s share capital shall be increased in the maximum amount of CHF 391,051,937.70;

(b)	the issue price will be determined by the board of directors of UBS Group or set by UBS Group’s sole shareholder, UBS, in their reasonable discretion, and is contemplated to be determined with reference to the market value of the UBS Shares at the First Settlement, or, if deemed more appropriate for tax or other reasons, a lower value such as the equity per share value based on the unconsolidated financial statements of UBS or a similar value;

(c)	the UBS Group Shares issued under the ordinary capital increase shall not have any preferential rights;

(d)	the holders of the UBS Group Shares issued under the ordinary capital increase shall be entitled to dividends on and from the date of registration of the capital increase with the commercial register;

(e)	the contribution under the ordinary capital increase shall be a contribution in kind of the tendered UBS Shares by UBS as the Swiss exchange agent and UBS Securities LLC as the U.S. dealer-manager, respectively, each acting in its own name but for the account of the UBS Shareholders who have validly tendered and not withdrawn their UBS Shares;

(f)	no special benefits shall be granted to any holder of UBS Group Shares in connection with the ordinary capital increase;

(g)	the UBS Group Shares issued under the ordinary capital increase shall be subject to the restrictions on registration pursuant to the articles of association of UBS Group;

(h)	the subscription rights (meaning the pre-emptive right of UBS Group’s sole shareholder, UBS, to the proportion of the newly issued UBS Group Shares corresponding to such shareholders’ existing participation) in respect of the UBS Group Shares issued under the ordinary capital increase shall be neither restricted nor excluded. However, the sole shareholder, UBS, declares that it will fully waive its subscription rights in respect of its UBS Group Shares in order to have them attributed to UBS as the Swiss exchange agent and UBS Securities LLC as the U.S. dealer-manager, each acting in its own name but for the account of the UBS Shareholders who have validly tendered and not withdrawn their UBS Shares.

In relation to tendered own shares for which UBS has recognized a reserve for own shares, the capital increase is expected to be made on similar terms except that the issue price may be set at a different value if deemed more appropriate for tax or other reasons, such as with reference to the average per share value calculated based on such reserve for own shares or a similar value.

Shortly prior to the First Settlement, UBS, the sole shareholder of UBS Group, will also resolve on:

-	the creation of authorized share capital in an amount corresponding to the issued UBS Shares that have not been tendered, but, in any case, is not expected to exceed approximately CHF 130 million, corresponding to up to approximately 1.3 billion UBS Group Shares. Such authorized share capital will constitute the maximum amount by which the board of directors of UBS Group may increase the share capital of UBS Group in one or several steps by issuing fully paid UBS Group Shares within 2 years as of the First Settlement in connection with the acquisition of UBS Shares, be it in the Second Settlement (as defined below), pursuant to any SESTA squeeze-out, squeeze-out merger or otherwise; in this regard, the subscription rights of existing shareholders will be excluded;

-	an increase of the conditional capital related to employee participation plans, so that the amended provision will allow for an increase of the share capital by a maximum of (i) CHF 13,645,949.50 through the issuance of a maximum of 136,459,495 fully paid UBS Group Shares (which is the amount of UBS’s conditional capital, and the number of UBS Shares thereunder, outstanding as of 23 September 2014), less (ii) such nominal amount and number, respectively of UBS Shares that will have been issued out of UBS’s conditional capital between 24 September 2014 and the First Settlement. The issuance of such UBS Group Shares may take place upon exercise of employee options issued to employees and members of the management and of the board of directors of UBS Group and its subsidiaries, and on such further terms as set out above; and

-	an increase of the conditional capital related to convertible bonds, so that the amended provision will allow for an increase of the share capital by CHF 38,000,000 by the issuance of up to 380,000,000 fully paid UBS Group Shares each through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments by UBS Group or one of its group companies on national or international capital markets, and on such further terms as set out above.

Shortly prior to the second settlement of the Exchange Offer after the Additional Acceptance Period (“Second Settlement”), the board of directors of UBS Group will decide to increase the ordinary share capital out of authorized share capital, and it will implement such authorized capital increase (and register such capital increase with the commercial register) at the Second Settlement. The final amount of such capital increase in order to effect the Second Settlement will be based on the actual amount of UBS Shares tendered in the Exchange Offer in exchange for UBS Group Shares during the Additional Acceptance Period. As a result, the resolution of the board of directors is contemplated to be made on the following terms:

(a)	up to 391,151,937 UBS Group Shares in registered form (Namenaktien) shall be issued with a par value of CHF 0.10 each, i.e. UBS Group’s share capital shall be increased in the maximum amount of CHF 39,115,193.70 (which would be the maximum number of UBS Group Shares to be issued assuming that 90% of the holders of UBS Shares have already validly tendered their UBS Shares in the Initial Acceptance Period and that all remaining holders of UBS Shares validly tender their shares in the Additional Acceptance Period; in case the Minimum Acceptance Condition has been waived and less than 90% of the UBS Shares have been acquired by UBS Group at First Settlement, this amount could increase to up to approximately 1.3 billion UBS Group Shares corresponding to an increase in share capital of up to approximately CHF 130 million);

(b)	the issue price will be determined by the board of directors of UBS Group in its reasonable discretion, and is contemplated to be determined with reference to the market value of the UBS Shares at the Second Settlement, or, if deemed more appropriate for tax or other reasons, a lower value such as the equity per share value based on the unconsolidated financial statements of UBS or a similar value;

(c)	the UBS Group Shares issued under the authorized capital increase shall not have any preferential rights;

(d)	the holders of the UBS Group Shares issued under the authorized capital increase shall be entitled to dividends on and from the date of the registration of the respective shares with the commercial register;

(e)	the contribution under the authorized capital increase shall be a contribution in kind of the tendered UBS Shares by UBS as the Swiss exchange agent and UBS Securities LLC as the U.S. dealer-manager, respectively, each acting in its own name but for the account of the UBS Shareholders who have validly tendered and not withdrawn their UBS Shares;

(f)	no special benefits shall be granted to any holder of UBS Group Shares in connection with the authorized capital increase;

(g)	the UBS Group Shares issued under the authorized capital increase shall be subject to the restrictions on registration pursuant to the articles of association of UBS Group;

(h)	the subscription rights (meaning the pre-emptive rights of the UBS Group Shareholders at that time corresponding to such shareholders’ existing participation) in respect of the UBS Group Shares issued under the authorized capital increase shall be excluded and attributed to UBS as the Swiss exchange agent and UBS Securities LLC as the U.S. dealer-manager, each acting in its own name but for the account of the UBS Shareholders who have validly tendered and not withdrawn their UBS Shares.

In relation to tendered own shares (if any) for which UBS has recognized a reserve for own shares, the capital increase is expected to be made on similar terms except that the issue price may be set at a different value if deemed more appropriate for tax or other reasons, such as with reference to the average per share value calculated based on such reserve for own shares or a similar value.

As a consequence, after the consummation of these capital increases, the share capital of UBS Group will, assuming that 100% of the total UBS Shares in issue as of the Second Settlement are tendered, amount to:

-	CHF 384,430,173 divided into 3,844,301,730 fully paid-in UBS Group Shares with a nominal value of CHF 0.10 each (which is the amount of UBS Shares in issue as of 23 September 2014);

-	a number of UBS Group Shares equal to such number of UBS Shares that will have been issued between 24 September 2014 and the Second Settlement under UBS’s existing conditional capital, out of which shares are issued if employee options and similar instruments are exercised (for information, through 23 September 2014, 2,299,661 such UBS Shares have been created since 1 January 2014, resulting an average number of 262,319 shares per month);

-	a number of UBS Group Shares that will have been issued between the First Settlement and the Second Settlement under UBS Group’s conditional capital if employee options and similar instruments are exercised, to the extent such employee options and similar instruments are served out of UBS Group’s conditional capital instead of UBS’s existing conditional capital; plus

-	the 1,000,000 UBS Group Shares issued when UBS Group was incorporated as described above unless these shares will be cancelled in connection with the capital increase made immediately prior to the First Settlement.

The share capital of UBS Group will therefore be substantially identical to UBS’s share capital, except that – to the extent that less than 100% of the total UBS Shares are tendered in the Exchange Offer – (i) the articles of association of UBS Group will provide for authorized capital in the amount of the outstanding UBS Shares still held by remaining UBS Shareholders, which may be used in a possible squeeze-out of such shareholders, and (ii) the share capital will be lower accordingly.

5	Board of Directors

As of the date of this Swiss Offer Prospectus, Axel A. Weber is the only member of the board of directors of UBS Group. Luzius M. Cameron acts as the secretary to the board of directors of UBS Group without being a member.

At the time of the First Settlement, the board of directors of UBS Group is expected to be identical to the current board of directors of UBS, and consist of the following members:

Axel A. Weber (Chairman), Michel Demaré (independent Vice Chairman), David Sidwell (Senior Independent Director), Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro and Joseph Yam.

6	Significant Shareholders

As of the date of this Swiss Offer Prospectus, UBS is the owner of all issued shares of UBS Group with a nominal value of CHF 0.10 each. Concurrently with the completion of the capital increase for the First Settlement to exchange UBS Shares tendered during the Initial Acceptance Period, UBS is expected to tender, or contribute, substantially all of the UBS Shares it still owns at that time (as of 23 September 2014 UBS holds 90,414,792 own UBS Shares, which represent 2.35% of UBS’s share capital) to UBS Group in exchange for UBS Group Shares (at the exchange ratio of 1:1).

As of 23 September 2014, UBS is aware of the following persons or groups of persons holding more than 3% of the total share capital of UBS. If such persons participate in the Exchange Offer and assuming that 100% of the total UBS Shares in issue are tendered into the Exchange Offer, such persons would hold the same proportion of UBS Group Shares as they do of UBS Shares as of such date:

-	On 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS.

-	On 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS.

-	On 23 September 2014, Chase Nominees Ltd., London held, according to the UBS share register, 11.65% of the total share capital of UBS.

-	On 23 September 2014, GIC Private Limited, Singapore held, according to the UBS share register, 6.39% of the total share capital of UBS.

-	On 23 September 2014, DTC (CEDE & Co.), New York held, according to the UBS share register, 6.74% of the total share capital of UBS.

-	On 23 September 2014, Nortrust Nominees Ltd, London held, according to the UBS share register, 3.50% of the total share capital of UBS.

7	Persons acting in concert with UBS Group

For the sole purposes of the Swiss Exchange Offer under Swiss law and regulation, UBS Group is deemed to act in concert with UBS and all subsidiaries of UBS.

8	Auditors

Ernst & Young AG, Basel, acts as the statutory auditor for UBS Group.

BDO AG, Zurich, will act as auditor with limited mandate for the audit of the capital increases in accordance with art. 652f, 653f and 653i of the Swiss Code of Obligations (“CO”).

9	Financial Information and Dividend Policy

In relation to UBS Group’s intentions after the Exchange Offer, see the section headed “Financial Statements and Dividend Policy” under section F.2 below.

Since its incorporation, UBS Group has not declared or paid any dividends.

For financial information on UBS Group, see the Annex to this Swiss Offer Prospectus.

10	Investments of UBS Group in UBS

As of the date of this Swiss Offer Prospectus, UBS Group does not own any UBS Shares, and it has not sold any UBS Shares, nor purchased, sold or exercised any option rights or conversion rights or other financial instruments with respect to UBS Shares.

It is expected that concurrently with the capital increase for the First Settlement to exchange UBS Shares tendered during the Initial Acceptance Period, UBS will tender, or contribute, substantially all of the UBS Shares it still owns at that time (as of 23 September 2014 UBS holds 90,414,792 own UBS Shares, which represent 2.35% of UBS’s share capital) to UBS Group in exchange for UBS Group Shares (at the exchange ratio of 1:1).

D	Additional Information on UBS Group pursuant to Art. 24 TOO

1	Information on UBS Group Shares

1.1	Share register

UBS Group’s share register is kept by “UBS Group”, Shareholder Services, P.O. Box, CH-8098 Zurich, Switzerland. Shareholder Services is responsible for the registration of the global shares. It is split into two parts - a Swiss register, which is maintained by UBS Group, acting as Swiss share registrar, and a U.S. register, which is maintained by Computershare as U.S. transfer agent.

Swiss law and the articles of association of UBS Group require UBS Group to keep a share register in which the names, addresses and nationality (for legal persons, the registered office) of the owners (and usufructuaries) of registered UBS Group Shares are recorded. The main function of the share register is to record shareholders entitled to vote and participate in general meetings, or to assert or exercise other rights related to voting rights.

In order to register UBS Group Shares in UBS Group’s share register, a purchaser must file a share registration form with UBS Group’s share register. Failing such registration, the purchaser may not vote at or participate in general meetings.

An acquirer of shares will be recorded in UBS Group’s share register with voting rights upon disclosure of its name, address and nationality (for legal persons, the registered office). However, UBS Group may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights, subject to the exemptions discussed below.

A holder of record of shares must notify the share register of any change of address. For shares held in the DTC system, such notification must be made to DTC or Cede & Co. as its nominee. For holders of shares held directly with Computershare, such notification must be made to Computershare. Until notice of a change in address has been given, all written communication to UBS Group’s shareholders of record shall be deemed to have been validly made if sent to the address recorded in the share register.

Shareholders holding shares through custody accounts with custodian banks or brokers should contact their custodian banks or brokers with respect to any matters concerning registration.

Swiss law distinguishes between registration with and without voting rights. Shareholders must be registered in the share register as shareholders with voting rights in order to vote and participate in general meetings or to assert or exercise other rights related to voting rights. According to the articles of association of UBS Group, registration in the share register as a shareholder with voting rights is subject to certain restrictions. If these restrictions apply, a person acquiring UBS Group Shares will only be recorded as shareholder without voting rights.

UBS Shareholders who tender their UBS Shares to UBS Group and who, at the time of the consummation of the Exchange Offer, are listed in the share register of UBS (with voting rights or without voting rights, as the case may be) will generally be entered as shareholders into the share register of UBS Group (with voting rights, if so currently registered). For this purpose, tendering UBS Shareholders will be deemed to have authorised the Swiss exchange agent (or, in respect to the U.S. Exchange Offer, the U.S. exchange agent and UBS Securities LLC) to apply on their behalf for the registration in UBS Group’s share register, and they will be deemed to have allowed UBS Group to rely on declarations previously made to UBS in connection with their registration with the UBS share register.

In accordance with UBS’s special provisions for the registration of fiduciaries and nominees (collectively “nominees”), the board of directors of UBS has historically recorded nominees who hold UBS Shares in their own name, but for the account of third parties, as shareholders with voting rights in the UBS share register, provided that the relevant nominee signed an agreement with UBS confirming its willingness to disclose to UBS any individual beneficial owners holding more than 0.3% of all issued UBS Shares upon request (a “nominee agreement”). Such nominees, who normally represent a great number of individual shareholders, may hold an unlimited number of UBS Shares, but voting rights are limited to a maximum of 5% of the outstanding UBS Shares. It is expected that the board of directors will make this registration arrangement available to nominees also in respect to UBS Group. It will thus register nominees holding UBS Group Shares in their own name, but for the account of third parties, with voting rights for up to 5% of the outstanding UBS Group Shares provided that they enter into a corresponding nominee agreement with UBS Group. In order to enable nominees to be registered on UBS Group’s share register to the same extent as they are currently registered on UBS’ share register, tendering nominees that currently have a nominee agreement with UBS will be deemed to have authorised the Swiss exchange agent (or, in respect to the U.S. Exchange Offer, the U.S. exchange agent and UBS Securities LLC) to apply on their behalf for the registration in UBS Group’s share register and, for this purpose, to enter on their behalf into a nominee agreement with UBS Group on the same terms.

UBS Shareholders who at the time of the consummation of the Exchange Offer are not recorded, or only recorded without voting rights, in the share register of UBS will be entered as shareholders with voting rights into the share register of UBS Group pursuant to article 5 para. 3 of the articles of association of UBS Group only upon filing of a complete application form, in which they expressly declare that they hold their UBS Group Shares in their own name and for their own account, or in accordance with the nominee arrangements described above. Article 5 para. 3 of the articles of association of UBS Group provides that the board of directors may refuse to allow the shares to be entered with voting rights if the party acquiring the shares is not prepared to provide such a declaration. Article 5 para. 5 of the articles of association of UBS Group provides that the board of directors is authorised, after hearing the position of the registered shareholder or nominee affected, to strike the entry of a shareholder with voting rights from the share register retroactively with effect to the date of the entry, if it was obtained under false pretences. The party affected must be informed of the action immediately.

Each UBS Group Share entitles its registered holder to one vote in UBS Group’s general meeting. The holders of UBS Group Shares are entitled to the dividends or other distributions approved by UBS Group’s general meeting in proportion to their shareholdings, and in the event of liquidation of UBS Group’s assets, they are entitled to a proportional share after all debts have been paid. UBS Group Shareholders who are registered in the share register without voting rights cannot participate or vote in a general meeting, but are nevertheless entitled to receive dividends and/or exercise other property rights.

The general rules for entry with voting rights into UBS Group’s Swiss share register also apply before general meetings. The same rules apply for UBS Group’s U.S. transfer agent that operates the U.S. share register for all UBS Group Shares in a custodian account in the U.S. There is no closing of the share register in the days before the shareholder meeting. Registrations, including the transfer of voting rights, are processed for as long as technically possible, normally until two days before the general meeting.

The thresholds for the disclosure of shareholdings in UBS Group are based on art. 20 SESTA and art. 663c CO. The threshold that triggers an obligation to make an offer is based on art. 32 SESTA.

1.2	Form and Transfer of the UBS Group Shares

The articles of association provide that subject to certain exemptions, UBS Group Shares will be in the form of uncertificated securities (Wertrechte, within the meaning of the CO) and intermediary-held securities (Bucheffekten, within the meaning of the Swiss Intermediary-Held Securities Act). Following registration in the share register, a shareholder may request UBS Group to issue a written statement in respect of its registered shares at any time; however, the shareholder has no entitlement to the printing and delivery of share certificates. In contrast, UBS Group may print and deliver share certificates for registered shares (single certificates, certificates representing multiples of shares or global certificates) at any time. It may withdraw registered shares issued as intermediary-held securities from the respective custody system. With the consent of the shareholder, UBS Group may cancel issued certificates which are returned to it without replacement.

In connection with the Exchange Offer, UBS Group currently intends to issue shares in the following forms:

•	Shares issued as intermediary-held securities within the SIS Settlement System: A part of the UBS Group Shares are intended to be issued in uncertificated form and registered on a main register with SIS, which provides services for the clearing, settlement and custody of Swiss and international securities in order to issue them in book-entry form. SIS will credit these shares to participants in the SIS Settlement System, which in turn may credit them further to other custodians or clients. Under Swiss law, investors may hold shares in a custody account with a custodian to which such shares have been credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or otherwise to be directly registered with SIS. Also, the SIS main register and the accounts of participants in the SIS Settlement System are different and separate from the share register of UBS Group. However, investors holding shares in this form may be registered as shareholders in UBS Group’s share register if they so wish.

To the extent governed by Swiss law, intermediary-held securities are generally transferred by an instruction of the account holder to transfer the securities and a credit of the securities to the account of the acquirer.

•

Shares held through Computershare: Holders’ ownership interests in UBS Group Shares will be registered in the names of such holders directly on the books of Computershare, which will hold the UBS Group Shares on behalf of such holders. Holders will receive periodic account statements from Computershare evidencing their holdings of UBS Group Shares. Through Computershare, holders may effect transfers of UBS Group Shares with other holders holding through Computershare, or with holders holding via DTC through custodian banks or brokers by means of DTC’s Direct Registration System.

•	Shares held via DTC: Holders may hold the UBS Group Shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC’s nominee, Cede & Co. Such holders’ ownership interests in the UBS Group Shares will be recorded in their custodian banks’ or brokers’ records. Such holders may effect transfers of UBS Group Shares through their custodian banks or brokers and will receive written confirmations of any purchases or sales of UBS Group Shares and any periodic account statements from such custodian banks and brokers.

In addition, art. 685f CO requires that off-exchange acquisitions are only effective if the acquirer applies for registration in the share register. In any case, in relation to UBS Group, only persons entered in the share register are recognized as shareholders.

2	Listing of UBS Group Shares

UBS Group has applied for all of the UBS Group Shares to be listed and admitted to trading on the SIX Swiss Exchange. UBS Group also intends to apply for admission of the UBS Group Shares on the NYSE. Admissions on the SIX Swiss Exchange and the NYSE are expected to be effective upon First Settlement of the UBS Shares validly tendered as of the Expiration Date. The SIX Swiss Exchange has already approved, subject to certain conditions, the inclusion of the UBS Group Shares in the SMI and the SPI starting on the first day of trading of the UBS Group Shares.

3	Effects of the Exchange Offer

The purpose of the Exchange Offer is to establish a holding company for the Group. If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS. The objective of the Exchange Offer is for UBS Group to hold all of the UBS Shares, as well as directly or indirectly any other businesses of the Group. Therefore, assuming that 100% UBS Shares are tendered in this Exchange Offer, the consummation of the Exchange Offer will, on a consolidated basis, have no material effect on the financial condition of the Group.

4	Share Performance

As the UBS Group Shares will only be listed on the SIX Swiss Exchange and on the NYSE on or around 19 November 2014 (subject to an extension of the Initial Acceptance Period), no information about the performance of the UBS Group Shares over the past three (3) years is available.

E	Financing of the Exchange Offer

The UBS Group Shares required for the Exchange Offer will be created by means of capital increases on or around 17 November 2014 and 5 December 2014, executed through the contribution in kind of tendered UBS Shares by UBS, acting as a fiduciary. These dates will change if the Initial Acceptance Period and/or the Additional Acceptance Period are extended. The board of directors of UBS (in its capacity as the governing body of the sole shareholder of UBS Group) has committed itself to ensure that the resolutions necessary for the consummation of the Exchange Offer and for the capital increases in connection therewith are made, provided that the Exchange Offer is successful.

F	Information on UBS (Target Company)

1	Name, Domicile, Share Capital, Business Activity

UBS is a stock corporation (Aktiengesellschaft) incorporated under Swiss law for an indefinite period, and has been entered in the Commercial Register of the Canton of Basel-City since 28 February 1978 and Zurich since 13 February 1998. UBS has its registered domicile in Basel and Zurich.

As of 23 September 2014, UBS has issued a total of 3,844,301,730 fully paid-in registered shares with a nominal value of CHF 0.10 each (the share capital of UBS amounts to CHF 384,430,173).

The UBS Shares are listed on the SIX Swiss Exchange and are included in the SMI and the SPI (for information on the performance of the price of the UBS Shares on the SIX Swiss Exchange see section B.3). UBS Shares are currently also listed on the NYSE.

The corporate purpose of UBS is the operation of a bank. Its scope of operations extends to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS may establish branches and representative offices as well as banks, finance companies and other enterprises of any kind in Switzerland and abroad, hold equity interests in these companies, and conduct their management. UBS is authorized to acquire, mortgage and sell real estate and building rights in Switzerland and abroad.

Information on UBS, including on risks and investment considerations, can be found in UBS’ public disclosure generally available to investors, as provided and updated from time to time (including, e.g., annual reports, quarterly reports, ad-hoc disclosures, and other disclosures such as the EU Prospectus and other prospectuses whatsoever, and in particular the financial information (excerpts from UBS’s 2013 Annual Report, UBS’s Second Quarter 2014 Report, and from UBS’s Form 6-K filed on 29 September 2014) attached as an annex to this Swiss Offer Prospectus).). The annual reports of UBS of the past four years (www.ubs.com/annualreporting), the quarterly reports (www.ubs.com/global/en/about_ubs/investor_relations/quarterly_reporting/2014.html) and the SEC filings (www.ubs.com/global/en/about_ubs/investor_relations/sec_filings.html) are available on the website of UBS.

2	UBS Group’s intentions with regard to UBS, its Board of Directors and its Management

Squeeze-out

If, in the Exchange Offer or within three months after expiration of the Additional Acceptance Period, UBS Group acquires more than 98% of the total UBS Shares in issue, UBS Group intends to conduct a squeeze-out in accordance with SESTA. This procedure involves the filing of a claim by UBS Group with the competent court in Switzerland, by which UBS Group will request the court to cancel the UBS Shares held by any remaining minority UBS Shareholders according to Swiss law. The court will inform the remaining UBS Shareholders of the initiation of the procedure via publication of a notice in the Swiss Commercial Gazette. Upon the conclusion of the proceedings, which UBS Group expects to take between four and six months, minority UBS Shareholders will lose their shareholder rights and will receive UBS Group Shares on a share-for-share basis.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct a squeeze-out merger, pursuant to which UBS would merge into MergeCo, a merger subsidiary of UBS Group, which would survive the transaction. Under Swiss law, there is no time limit by which the squeeze-out merger can be effected. If the squeeze-out merger occurs, MergeCo and UBS will enter into a written merger agreement and will jointly prepare a merger report which will explain the content of the merger. An audit report will be prepared confirming the adequacy of the consideration. Each of MergeCo and UBS will schedule extraordinary general meetings to consider approval of the merger agreement and for a period of at least thirty (30) days prior to such extraordinary general meetings, shareholders will be allowed to inspect the main merger documents at the registered office of, as applicable, MergeCo or UBS and on UBS’s website at www.ubs.com/investors. At UBS’s extraordinary general meeting, a minimum of 90% of UBS Shareholders must vote in favour of the merger in order for the merger agreement to be approved. UBS Group expects that this minimum requirement will be satisfied because, in the event the squeeze-out merger occurs, UBS Group will hold at least 90% of the total UBS Shares in issue and intends to vote to approve the merger agreement. Following approval of the merger agreement, the board of directors of each of MergeCo and UBS will arrange for the filing of the approved merger with the competent commercial registers. Upon registration of the merger agreement, the squeeze-out merger will become effective, all assets and liabilities of UBS will be transferred to MergeCo by operation of law and UBS will be dissolved and cancelled from the Commercial Registers of the Canton of Zurich and the Canton of Basel-City. Under applicable Swiss law, MergeCo and UBS may determine the form of consideration to be received by

UBS Shareholders in the squeeze-out merger. UBS Group currently intends that, if the squeeze-out merger occurs, consideration will consist exclusively of UBS Group Shares. Under Swiss law, a minority shareholder subject to the squeeze-out merger could seek to claim, within two months of the publication of the squeeze-out merger, that the consideration offered is “inadequate” and petition a competent Swiss court to determine what is an “adequate” consideration. Such legal remedy does not affect the validity of the merger. Given that minority shareholders subject to the squeeze-out merger, if it occurs, will be offered listed securities in the new ultimate parent company of the Group and the consideration to be offered in the squeeze-out merger will be identical to the consideration offered in the Exchange Offer, UBS Group expects that such proceeding or any judicial decision ordering the payment of additional consideration or of a different form of consideration other than UBS Group Shares on a one-for-one basis is unlikely.

Supplementary Capital Return

As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the Exchange Offer is successful and the squeeze-out is completed) to the UBS Group Shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group Shareholders at a general meeting. See the section headed “Financial Statements and Dividend Policy” below for more information.

Delisting

UBS Group expects to initiate the delisting of the UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the Exchange Offer. For reasons of Swiss law, UBS Group anticipates that the delisting from the SIX Swiss Exchange will be effective at or around the time of implementation of the squeeze-out (in the case of a SESTA squeeze-out, the delisting is expected to be effective around ten (10) trading days after the cancellation decision by the competent court has become effective, and in the case of a squeeze-out merger the delisting will occur at the latest on the effective date of the merger).

Plans for further Structural Changes

In addition to the Exchange Offer, the Group has already announced a series of measures to improve the resolvability of the Group:

-

The Group plans to establish a new banking subsidiary of UBS in Switzerland and has filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include the Group’s Retail & Corporate business division and the Swiss-booked business within the Wealth Management business division. The Group continues to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility, scope and timing.

-	In the United Kingdom, in response to regulatory developments and consultations with the United Kingdom and Swiss regulators, UBS Limited, the Group’s United Kingdom bank subsidiary, implemented in May 2014 a modified business operating model under which UBS Limited bears and retains a greater degree of risk and reward in its business activities. This principally involves UBS Limited retaining and managing credit risk as well as some market and other risks, UBS Limited taking a more independent role in managing its funding and liquidity requirements and an increase in UBS Limited’s total regulatory capital to GBP 4.9 billion from GBP 3.4 billion.

-	In the United States, the Group will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by 1 July 2016. As a result, the Group will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

The Group may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which the Group operates, including to further improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer capital requirements applied to the Group as a systemically relevant bank in Switzerland) and to respond to other regulatory requirements regarding its legal structure. Such changes may include the transfer of operating subsidiaries of UBS to become direct subsidiaries of UBS Group by purchase, dividend or other means, transfer of shared service and support functions to one or more service companies and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with the FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

Financial Statements and Dividend Policy

The consolidated financial statements of the Group will continue to be prepared in accordance with IFRS after consummation of the Exchange Offer. For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the Exchange Offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the Exchange Offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The Exchange Offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

The Group expects that UBS Group will maintain the current aim of UBS to return to shareholders at least 50% of net profits, subject to maintaining a 13% Basel III fully-applied common equity tier 1 (“CET1”) capital ratio and the objective of maintaining a 10% Basel III fully-applied CET1 ratio on a post-stress basis.

As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the Exchange Offer is successful and the squeeze-out is completed) to the UBS Group shareholders that they approve the distribution of a supplemental capital return of at least CHF 0.25 per UBS Group Share. Any such proposal will be subject to the approval of UBS Group Shareholders at a general meeting.

Impact of the Exchange Offer on Employee Equity Plans and Outstanding Awards

If the Exchange Offer is consummated, the Group expects that for existing employee equity plan entitlements it will provide for rollovers of participants’ existing options or other rights over UBS Shares into equivalent options or rights over UBS Group Shares. The exchanged options or rights over UBS Group Shares will, as far as possible, be on equivalent terms as to rights of exercise and other substantive terms and conditions as the existing options or rights over UBS Shares. It is not intended that the rollovers will lead to any amendments other than of a technical nature to the terms of the existing options or other rights over UBS Shares.

With respect to the employee equity plans and other deferred compensation plans under which both currently and previously UBS grants or has granted awards, if the Exchange Offer is consummated, it is planned for UBS Group to take on UBS’s role in operating these plans. To this end UBS Group and UBS will enter into an agreement to transfer the delivery obligation for these current and historical outstanding deferred compensation plans as well as ownership of any assets held by UBS as an economic hedge for the related awards. UBS Group will therefore recognize the obligation to employees on its books and the related assets and UBS will derecognize these amounts. Obligations relating to these deferred compensation plans’ awards that have and are still required to be granted by a separate UBS subsidiary or local employing entity, will continue on this basis. Furthermore obligations relating to other compensation vehicles, such as the defined benefit pension plans and other local awards will be retained by the employing entities. If the Exchange Offer is consummated, it is also planned for the Group to grant future awards over UBS Group Shares instead of UBS Shares and otherwise maintain the existing plans on substantially equivalent terms.

Members of the Group Executive Board and Board of Directors

It is expected that, concurrently with the capital increase for the First Settlement, the members of the board of directors and the executive management of UBS Group will be the same as the current members of the board of directors and executive management of UBS. It is further expected that the board members and the members of executive management will receive the same remuneration for their services even though they will serve both UBS and UBS Group.

3	Agreements related to the Exchange Offer between UBS and UBS Group and their Governing Bodies and Shareholders

UBS and UBS Group have not entered into agreements with third parties, including the governing bodies or shareholders of UBS, which could significantly influence the UBS Shareholders in their decision to participate in the Exchange Offer. As part of, or following consummation of, the Exchange Offer, UBS Group may enter into arrangements with UBS or its subsidiaries, or with third parties in respect of UBS or its other subsidiaries, consistent with its function as a holding company.

4	Confidential Information

UBS Group and UBS affirm that as of the date of this Swiss Offer Prospectus they do not have any material non-public information regarding UBS that could significantly influence the decision of UBS Shareholders to tender their UBS Shares in the Exchange Offer.

G	Report of the review body pursuant to article 25 of the federal act on stock exchanges and securities trading (SESTA)

As a review body recognized according to the SESTA to review public takeover offers, we have reviewed the offer prospectus of UBS Group AG (the “Offeror”). The report of the board of directors of the target company was not subject to our review.

The preparation of the offer prospectus is the responsibility of the Offeror. Our responsibility is to express an opinion on the offer prospectus based on our review. We confirm that we comply with the independence requirements provided by takeover law and that there do not exist any issues, which disparate to our independence.

Our review was conducted in accordance with the Swiss Auditing Standard on the examination of Public Take-over Offers (AS 880), which requires that a review pursuant to article 25 SESTA is planned and performed to verify the formal completeness of the offer prospectus pursuant to the SESTA and its ordinances and the deci-sions of the Swiss Takeover Board and to obtain reasonable assurance about whether the offer prospectus is free from any material misstatements in consequence of violations or errors. It has to be noted that ciphers 2 to 4 below cannot be verified with the same assurance as cipher 1. We have reviewed the information in the offer prospectus by means of analyses and ascertainments on a test basis. Furthermore, we have verified the compliance with the SESTA and its ordinances and the decisions of the Swiss Takeover Board. We believe that our review provides a reasonable basis for our opinion.

In our opinion:

1.	UBS Group AG has taken the necessary measures in order to make available the equities offered for exchange on the settlement date.

Moreover, we have not encountered any facts from which we had to infer that:

2.	the recipients of the Offer are not treated equally;

3.	the offer prospectus is not complete and accurate;

4.	the offer prospectus is not in accordance with the SESTA and its ordinances and the decisions of the Swiss Takeover Body.

This report is neither a recommendation for the acceptance or rejection of the offer nor a confirmation (Fairness Opinion) regarding the financial appropriateness of the offer price.

Zurich, 28 September 2014

BDO Ltd.

Edgar Wohlhauser	Marcel Jans
Partner	Partner

H	Board Report of UBS

The board of directors of UBS (the “Board”) has reviewed the terms of the Exchange Offer made by UBS Group, as well as its conditions and modalities of execution.

1	Recommendation and Reasons

Pursuant to art. 29 para. 1 SESTA and articles 30 to 32 TOO, on 28 September 2014, the Board evaluated the terms of the Exchange Offer and other documentation and reached the conclusion that the Exchange Offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. The Board recommends that holders tender their UBS Shares into the Exchange Offer in exchange for UBS Group Shares and has adopted this Board Report. This Board Report together with the recommendation outlined above and below were adopted by the Board by a unanimous vote of those Board members present and voting on 28 September 2014.

1.1	Exchange ratio of 1:1

In accordance with the Exchange Offer, UBS Shares will be exchanged for UBS Group Shares on the basis of an exchange ratio of 1:1 and as a result the structure of the Group will be transformed from an operating parent company structure (“Stammhaus”) to a holding structure with UBS Group as the listed parent holding company.

1.2	Factors considered by the Board

In making its decision to recommend that holders of UBS Shares accept the Exchange Offer and tender their UBS Shares, the Board considered, among other things, the following factors:

•	Improved resolvability in response to Swiss “too-big-to-fail” requirements: The establishment of a group holding company is intended – along with other measures the Group has already announced, including the establishment of a new bank subsidiary in Switzerland, the implementation of a revised business and operating model for UBS Limited and the implementation of an intermediate holding company in the United States under the Dodd-Frank Wall Street Reform and Consumer Protection Act – to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates.

•	Enhanced flexibility in debt issuances and “bail-in”: In particular, the establishment of a group holding company is expected to facilitate the issue of debt that can be “bailed-in” in a resolution while limiting the consequences of the bail-in on the operating entities of the Group and the creditors of those entities.

•

Discussions with competent regulators: The proposed new holding company structure has been the subject of an extensive review and consideration about how to best address the regulatory requirements applicable to UBS. It has also been the subject of discussions with the FINMA and other regulators overseeing the Group, and has been selected as the preferred resolution strategy, in consideration of the increasing consensus among key regulators that a non-operating holding company structure was the preferred approach to a single point of entry bail-in strategy and the market focus on resolvability.

•	Potential positive impact on capital requirements: The establishment of a group holding company and the other measures already announced regarding the Group legal structure are expected to allow the Group to qualify for a rebate on the progressive buffer capital requirement applicable to the Group as a systemically relevant Swiss bank under applicable Swiss “too-big-to-fail” requirements. If granted by FINMA, this rebate would result in lower overall capital requirements for the Group.

•	Facilitation of timely capital returns to shareholders: As a result of the improvement of the resolvability of UBS and its subsidiaries, and the resulting eligibility for a capital rebate under the Swiss “too-big-to-fail” law, UBS Group expects to propose (if the Exchange Offer is successful and the squeeze-out is completed) to the UBS Group Shareholders that they approve the distribution of a supplementary capital return of at least CHF 0.25 per UBS Group Share.

•	Continuation of existing strategy and business model: The Exchange Offer allows the establishment of a new holding company as the best structural alternative to address resolvability while allowing the board of directors and management to continue to execute the implementation of the existing strategy and business model.

•	Terms of the Exchange Offer: The one-for-one exchange ratio is designed to allow the existing UBS Shareholders to maintain their investment in the Group in the same proportions as prior to the Exchange Offer.

•	Tax treatment: The exchange of UBS Shares in the Exchange Offer is not expected to be subject to taxation for Swiss and U.S. federal income tax purposes, and the Exchange Offer is expected to be broadly tax neutral for the Group.

•	Accounting treatment: For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations”. Rather, the Exchange Offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the Exchange Offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The Exchange Offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

In the course of its deliberations, the Board also considered certain potentially negative factors relating to the Exchange Offer, including the risks to holders of UBS Shares described under “Risks”. These factors include, among others, the likelihood that there may be remaining holders of UBS Shares immediately following completion of the Exchange Offer, which would result in ongoing reporting and administrative costs until and unless such shares are acquired, the fact that the Group may not realize the anticipated benefits of the Exchange Offer; and the risks to non-tendering holders of UBS Shares described therein, including the steps that UBS Group may take in the future to acquire full ownership of UBS, such as squeeze-out procedures, public or private exchanges or tender offers or other purchases.

This discussion of the information and factors considered by the Board in making its decision is not intended to be exhaustive but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Exchange Offer, the Board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors.

1.3	Effects on UBS’s financial condition

If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. As set out above, the Exchange Offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes. Assuming that 100% of the UBS Shares are tendered in the Exchange Offer, completion of the Exchange Offer will, on a consolidated basis, have no material effect on the financial condition of the Group.

1.4	Recommendation

The Board has unanimously reached the conclusion, on the basis of the considerations stated in this report, that the Exchange Offer is in the best interests of UBS and all holders of UBS Shares, in their capacity as such. Accordingly, the Board unanimously recommends its acceptance.

2	Additional Information required by Swiss Takeover Law

2.1	Board of Directors and executive management of UBS

Members of the Board are: Axel A. Weber (Chairman), Michel Demaré (independent Vice Chairman), David Sidwell (Senior Independent Director), Reto Francioni, Ann F. Godbehere, Axel P. Lehmann, Helmut Panke, William G. Parrett, Isabelle Romy, Beatrice Weder di Mauro, and Joseph Yam. It is expected that, at the time of the First Settlement of the Exchange Offer, the board of directors of UBS Group will be identical to the Board.

The executive management of UBS consists of: Sergio P. Ermotti (Group Chief Executive Officer), Markus U. Diethelm (Group General Counsel), Lukas Gähwiler (CEO of UBS Switzerland and CEO of Retail & Corporate), Ulrich Körner (CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa), Philip J. Lofts (Group Chief Risk Officer), Robert J. McCann (CEO of Wealth Management Americas and CEO of UBS Group Americas), Tom Naratil (Group Chief Financial Officer and Group COO), Andrea Orcel (CEO of the Investment Bank), Chi-Won Yoon (CEO of UBS Group Asia Pacific), Jürg Zeltner (CEO of UBS Wealth Management). It is expected that, at the time of the first settlement of the Exchange Offer, the executive management of UBS Group will be identical to the executive management of UBS.

2.2	Possible conflicts of interest

As of the date of this Board Report, the Board has no knowledge of existing or potential conflicts of interest of its members or of members of the executive management of UBS with UBS Group. The current members of the Board at the time of the consummation of the Exchange Offer are expected to be members of the board of directors of UBS Group.

2.3	Possible financial consequences of the Exchange Offer

a)	Remuneration of the Board and the executive management

With the introduction of the holding company structure resulting from the Exchange Offer, no changes of the compensation for the activities of the Board members are intended, i.e. the Board members, immediately following completion of the Exchange Offer, shall receive the same current remuneration for their services even though they will serve on two boards.

No changes to the remuneration package for the executive management are intended to be made in connection with the Exchange Offer.

b)	UBS Shares held by members of the Board and the executive management

As of 23 September 2014, the members of the Board and the members of executive management held the following number of UBS Shares:

Members of the Board	UBS Shares[1]

Axel A. Weber, Chairman	333,333

Michel Demaré, Vice Chairman	181,246

David Sidwell, Senior Independent Director	185,181

Reto Francioni, Member	11,859

Ann F. Godbehere, Member	139,653

Axel P. Lehmann, Member	217,373

Helmut Panke, Member	182,009

William G. Parrett, Member	100,019

Isabelle Romy, Member	44,217

Beatrice Weder di Mauro, Member	45,424

Joseph Yam, Member	66,863

Total	1,507,177

[1]	This table includes blocked and unblocked shares held by members of the Board, including related parties. As of 23 September 2014, 0 UBS shares were held by related parties.

Members of the executive management	UBS Shares[2]	Options

Sergio P. Ermotti, Group Chief Executive Officer	768,524	0

Markus U. Diethelm, Group General Counsel	528,973	0

Lukas Gähwiler, CEO of UBS Switzerland and CEO of Retail & Corporate	523,821	0

Ulrich Körner, CEO of Global Asset Management and CEO of UBS Group Europe, Middle East and Africa	1,005,570	0

Philip J. Lofts, Group Chief Risk Officer	815,825	394,172

Robert J. McCann, CEO of Wealth Management Americas and CEO of UBS Group Americas	1,061,929	0

Tom Naratil, Group Chief Financial Officer and Group COO	811,902	721,125

Andrea Orcel, CEO of the Investment Bank	1,323,699	0

Chi-Won Yoon, CEO of UBS Group Asia Pacific	999,695	515,180

Jürg Zeltner, CEO of UBS Wealth Management	675,211	198,121

Total	8,515,149	1,828,598

If the Exchange Offer is consummated, the Group expects that for existing employee equity plan entitlements the Group will provide for rollovers of participants’ existing options or other rights over UBS Shares into equivalent options or rights over UBS Group Shares. The exchanged options or rights over UBS Group Shares will, as far as possible, be on equivalent terms as to rights of exercise and other substantive terms and conditions as the existing options or rights over UBS Shares. It is not intended that the rollovers will lead to any amendments other than of a technical nature to the terms of the existing options or other rights over UBS Shares.

All the Board members and members of executive management intend to tender their UBS Shares to UBS Group in the Exchange Offer.

[2]	This table includes all vested and unvested UBS shares and options of the members of executive management, including related parties. As of 23 September 2014, 95,597 UBS shares were held by related parties.

c)	Payments caused by the Exchange Offer

The Board members will be granted no benefits whatsoever in connection with the Exchange Offer. None of the Board members will receive a compensation due to the Exchange Offer. Neither the employment agreement of the Chairman, nor the employment agreements of the members of the executive management stipulate any termination payment that would be prompted by the completion of the Exchange Offer.

2.4	Contractual agreements or other connections with UBS Group

As part of, or following consummation of, the Exchange Offer, UBS Group may enter into arrangements with UBS or its subsidiaries, or with third parties in respect of UBS or its other subsidiaries, consistent with its function as a holding company. However, UBS and UBS Group have not entered and during the Exchange Offer will not enter into agreements with third parties, including the governing bodies or UBS Shareholders, which could significantly influence the UBS Shareholders in their decision to participate in the Exchange Offer.

3	Intentions of the Shareholders who own more than 3% of the Voting Rights

Based on the Board’s knowledge as of the date of this Board Report, the following UBS Shareholders hold more than 3% of the voting rights of UBS:

-	On 17 December 2009, BlackRock Inc., New York, notified to UBS and the SIX Swiss Exchange a holding of 3.45% of the total share capital of UBS.

-	On 30 September 2011, Norges Bank (the Central Bank of Norway), Oslo, notified to UBS and the SIX Swiss Exchange a holding of 3.04% of the total share capital of UBS.

-	On 23 September 2014, Chase Nominees Ltd. London holds, according to the UBS share register, 11.65% of the total share capital of UBS.

-	On 23 September 2014, GIC Private Limited, Singapore holds, according to the UBS share register, 6.39% of the total share capital of UBS.

-	On 23 September 2014, DTC (CEDE & Co.), New York holds, according to the UBS share register, 6.74% of the total share capital of UBS.

-	On 23 September 2014, Nortrust Nominees Ltd, London holds, according to the UBS share register, 3.50% of the total share capital of UBS.

The Board has no knowledge of the intentions of these UBS Shareholders with regards to tendering their UBS Shares in the Exchange Offer.

As of 23 September 2014, UBS holds 90,414,792 UBS Shares (own shares), representing 2.35% of its share capital.

The Board does not know of any other UBS Shareholders who hold more than 3% of the voting rights of UBS.

It is expected that UBS will, concurrently with the completion of the capital increase for the First Settlement of the Exchange Offer to exchange UBS Shares tendered during the Initial Acceptance Period, tender or contribute substantially all of the UBS Shares it still owns at that time (expected to be approximately 90.5 million UBS Shares) to UBS Group in exchange for UBS Group Shares (at the exchange ratio of 1:1). Adding the UBS Group Shares issued to UBS upon incorporation of UBS Group, immediately after completion of the Exchange Offer and assuming 100% participation in the Exchange Offer, UBS will therefore own approximately 2.4% of UBS Group’s share capital.

4	Defensive Measures

The Board has not taken any defensive measures against UBS Group’s Exchange Offer and does not intend to do so.

5	Information on Material Changes to the Financial Situation and the Business Prospects

To the knowledge of the Board, except as disclosed in (i) the audited full-year results 2013 of UBS (published on 14 March 2014), (ii) the non-audited half-year results as of 30 June 2014 of UBS (published on 29 July 2014) or (iii) publicly communicated by UBS by means of press releases or otherwise, there have been no material changes to the financial situation and the business prospects of UBS since the non-audited half-year results as of 30 June 2014 of UBS (published on 29 July 2014). Both reports are available on the UBS website at: http://www.ubs.com/global/en/about_ubs/investor_relations/annualreporting/2013.html; and at:www.ubs.com/investors and can be obtained free of charge from UBS Investors Relations (phone: +41 44 234 41 00; e-mail: investorrelations@ubs.com; contact form available on the UBS website at: https://www.ubs.com/global/de/about_ubs/investor_relations/investor_relations_team/contact_investor_relations.html).

Zurich, 28 September 2014	Board of Directors of UBS AG

Axel A. Weber, Chairman

I	Orders of the Swiss Takeover Board

On 30 June 2014, the Swiss Takeover Board issued a first order dealing with selected issues of the Exchange Offer and stated:

1.	For the public exchange offer to the shareholders of UBS AG, it is permissible to provide for a condition according to which UBS Group AG holds at least 90% of the issued shares of UBS AG at the end of the initial acceptance period.

2.	UBS Group AG is granted an exemption from the obligation to value the shares of UBS Group AG offered in the exchange offer.

3.	UBS AG and UBS Group AG and any person acting in concert with these companies can, from the publication of the pre-announcement (respectively the offer) acquire own shares – i.e. UBS AG shares and/or UBS Group AG shares – as well as financial instruments related to own shares for cash without violating the principle of equal treatment, in particular without violating the best price rule according to art. 10 TOO and without violating art. 9a para. 1 TOO, provided that the respective transactions have been done either (i) on a stock exchange or an institution comparable to a stock exchange or (ii) on the (traditional) OTC-market not exceeding market prices, whereas for such OTC transactions in UBS AG shares the marked price on the SIX Swiss Exchange at the time of the transaction shall be relevant.

4.	This order will be published on the website of the Takeover Board on the day of the publication of the pre-announcement respectively of the offer. UBS Group AG has to publish this ruling together with the offer prospectus.

5.	The fee to the account of UBS AG amounts to CHF 50,000.

On 22 August 2014, the Swiss Takeover Board issued a second order dealing with selected issues of the Exchange Offer and stated:

1.	For the public exchange offer to the shareholders of UBS AG, in case of a reduction of the minimum acceptance condition of 90%, UBS Group AG is permitted to extend the initial acceptance period (main period) by five up to a maximum of ten trading days by way of an electronic notification published on the first trading day following the expiration of the initial acceptance period (main period) before the start of trading.

2.	For the public exchange offer to the shareholders of UBS AG, UBS Group AG is permitted to start the additional acceptance period on the day of the publication of the notice of the final interim result in the newspapers and to run the period for eleven trading days.

3.	The granting of a withdrawal right in favour of the shareholders of UBS AG is permissible.

4.	This order will be published on the website of the Takeover Board on the day of the publication of the pre-announcement respectively of the offer. UBS Group AG has to publish this ruling together with the offer prospectus.

5.	The fee to the account of UBS AG amounts to CHF 20,000.

The Swiss Takeover Board will issue a third order within the cooling-off period in respect of the compliance of the Exchange Offer with the Swiss statutory provisions relating to public tender offers.

J	Rights of Shareholders of UBS

1	Request for Party Status (art. 57 TOO)

A shareholder providing evidence of holding at least 3% of the voting rights of UBS, whether exercisable or not, since the date of publication of the Swiss Offer Prospectus (each, a “Qualified Shareholder”, art. 56 TOO), will be granted party status if they file a respective request with the Swiss Takeover Board. The request of a Qualified Shareholder must be received by the Swiss Takeover Board (Selnaustrasse 30, Postfach, CH-8021 Zurich, counsel@takeover.ch; telefax: +41 (0)58 499 22 91) within five trading days from the date of publication of the offer notice in the print media (in accordance with art. 58 para 1 TOO). The first trading day after the publication of the offer notice in the print media will be the first day of the filing period. Concurrently with the request, the applicant has to furnish proof of his or her participation. The Swiss Takeover Board may request proof that the shareholder continues to hold at least 3% of the voting rights of UBS, whether exercisable or not, at any time. The party status will be upheld in relation to any further rulings issued by the Swiss Takeover Board in connection with the Swiss Exchange Offer, if the Qualified Shareholder continues to hold a qualified participation in UBS.

2	Objection (art. 58 TOO)

A Qualified Shareholder (in accordance with art. 56 TOO) may file an objection against the orders taken by the Swiss Takeover Board on 30 June 2014 and 22 August 2014 in respect of the Swiss Exchange Offer, such orders to be issued and published by the Swiss Takeover Board. The objection must be filed with the Takeover Board (Selnaustrasse 30, Postfach, CH-8021 Zurich, counsel@takeover.ch; telefax: +41 (0)58 499 22 91) within five trading days after publication of the Swiss Takeover Board’s ruling. The first trading day after the publication of the Swiss Takeover Board’s ruling will be the first day of the filing period. The objection must contain a formal request, a summary of the legal grounds as well as proof of the Qualified Shareholder’s holding in accordance with art. 56 TOO.

K	Implementation of the Exchange Offer

1	Information/Registration

Persons whose UBS Shares are held in the SIS Settlement System

UBS Shareholders who hold their UBS Shares in the SIS Settlement System through brokers or custodian banks who are SIS participants (whether or not registered as a shareholder in UBS’s share register) will be informed of the procedure for accepting the Swiss Exchange Offer by their broker or custodian bank, and have to act in accordance with such instructions. All tenders of UBS Shares through the SIS Settlement System must be received by the Swiss exchange agent before the Swiss Tender Deadline.

Persons whose UBS Shares are held in physical form (Heimverwahrer) recorded in the Swiss share register

UBS Shareholders who hold their UBS Shares in the form of physical share certificates (Heimverwahrer) and are recorded in the Swiss share register will be informed of the procedures for accepting the Swiss Exchange Offer by UBS Shareholder Services directly, and will have to tender their UBS Shares by delivering to their custodian bank (if they have one) or to UBS Shareholder Services (if they do not have a custodian bank) a duly completed acceptance form, together with the certificate(s) representing their UBS Shares specified on the acceptance form, and any other required documents, in accordance with such instructions, prior to the Swiss Tender Deadline. Such UBS Shareholders should note that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in book-entry form in the SIS Settlement System to an account with the relevant custodian bank (and SIS participant) or otherwise to an omnibus account maintained by UBS.

Persons whose UBS Shares are held in the DTC system or directly with Computershare

UBS Shareholders who hold their UBS Shares in the DTC system through a custody account with a custodian bank or broker should instruct their broker, dealer, commercial bank, trust company or other entity through which they hold their shares to arrange for the DTC participant holding their shares in their DTC account to tender their shares in the U.S. Exchange Offer to the U.S. exchange agent by means of delivery through the DTC book-entry confirmation facility (ATOP) of their shares to the

DTC account of the U.S. exchange agent, together with an agent’s message acknowledging that the tendering participant has received and agrees to be bound by the terms of the Exchange Offer, prior to the U.S. Tender Deadline. All tenders of UBS Shares through the DTC book-entry confirmation facilities must be received by the U.S. exchange agent before the U.S. Tender Deadline.

UBS Shareholders who hold their UBS Shares in the form of one or more share certificates registered with Computershare may tender their UBS Shares by delivering to the U.S. exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution together with the certificate(s) representing their UBS Shares specified on the face of the letter of transmittal, and any other required documents, prior to the U.S. Tender Deadline. Such UBS Shareholders should note that UBS Group will not issue UBS Group Shares in the form of physical share certificates. As a result, any UBS Group Shares issuable in exchange of UBS Shares tendered in accordance with these procedures will be delivered in uncertificated form in direct registration with Computershare.

UBS Shareholders who hold their UBS Shares in uncertificated form in direct registration with Computershare may tender their UBS Shares by delivering to the U.S. exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution and any other required documents, prior to the U.S. Tender Deadline.

2	Offer Manager

UBS Group has mandated UBS with the technical implementation of the Swiss Exchange Offer. UBS also acts as the acceptance and exchange agent for the Swiss Exchange Offer.

3	UBS Shares tendered within the Context of this Swiss Exchange Offer

The UBS Shares in the SIS Settlement Systems that have been tendered in the Swiss Exchange Offer will be assigned the following Swiss Security Number/ISIN:

Separate trading line for UBS Shares tendered to be exchanged for UBS Group Shares:

Swiss Security number:	24.770.431
ISIN:	CH0247704312

4	Withdrawal Rights

Withdrawal rights apply for UBS Shares tendered during the Initial Acceptance Period (see section B.8). UBS Shares tendered during the Additional Acceptance Period may not be withdrawn unless withdrawal rights are mandatorily provided under applicable law or regulation.

5	Trading of UBS Shares

The UBS Shares will be traded as follows on the SIX Swiss Exchange starting with the Initial Acceptance Period, which starts on 14 October 2014, until the First Settlement (scheduled for 19 November 2014) for UBS Shares validly tendered during the Initial Acceptance Period and until the end of the Additional Acceptance Period for UBS Shares validly tendered during the Additional Acceptance Period:

Ordinary trading line (non-tendered UBS Shares):
Swiss Security Number:	2.489.948
ISIN:	CH0024899483

Separate trading line for UBS Shares held in the SIS Settlement System and tendered, to be exchanged for UBS Group Shares:
Swiss Security Number:	24.770.431
ISIN:	CH0247704312

The SIX Swiss Exchange has granted the opening of a separate trading line for trading of the tendered UBS Shares held in the SIS Settlement System beginning on 14 October 2014 (start of the Initial Acceptance Period). It is expected that this separate trading line will be closed upon expiration of the Additional Acceptance Period. When selling or purchasing UBS Shares on the separate trading line, customary stock exchange charges and brokerage fees will be charged. These costs must be paid by the purchasing and selling shareholders.

The banks will not accept respectively process any transfers of UBS Shares from the ordinary to the separate trading line from the Swiss Tender Deadline (scheduled for 11 November 2014, 16:00 Swiss time) until the First Settlement (scheduled for the 19 November 2014).

6	Contributions in Kind and related Authorizations

Through acceptance of the Exchange Offer, the UBS Shareholders accept that, within the context of the capital increases through contribution in kind of UBS Shares described in section C.4.2 above, UBS as Swiss exchange agent will undertake the contributions in kind of UBS Shares in its own name but for the account of UBS Shareholders who have accepted the Exchange Offer. Thus, each UBS Shareholder tendering in the Exchange Offer will be deemed to have authorised UBS to contribute UBS Shares tendered in the Exchange Offer acting in its own name but for the account of the tendering shareholder and to take other necessary or advisable action for their account to effect the exchange (including without limitation to apply on their behalf for the registration in UBS Group’s share register, as set out in section D.1.1 above).

7	Settlement of the Exchange Offer

UBS Shares tendered during the Initial Acceptance Period are expected to be settled within six (6) trading days after expiry of the Initial Acceptance Period, and any UBS Shares tendered after expiry of the Initial Acceptance Period but before the end of the Additional Acceptance Period are expected to be settled within six (6) trading days following the end of the Additional Acceptance Period. UBS Shares validly tendered will be exchanged for UBS Group Shares.

8	Entitlement to Dividends

The registered shares to be issued by UBS Group in connection with the Exchange Offer will be entitled to dividend payments from the time of their issuance and will carry the same dividend rights as the existing registered shares of UBS Group.

9	Cost Arrangement and Fees

Tendered UBS Shares held in the SIS Settlement System through banks in Switzerland or held through DTC will be exchanged within the scope of the Swiss Exchange Offer without charges and fees.

10	Swiss Tax Consequences

The following is a summary of the material Swiss tax consequences to UBS Shareholders linked to the Exchange Offer, SESTA squeeze-out, squeeze-out merger and ownership and sale of UBS Group Shares. The following summary does not purport to address all of the tax consequences and does not take into account the specific circumstances of any particular UBS Shareholder. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

UBS Shareholders and beneficial owners of UBS Shares are expressly advised to consult their own tax advisors with respect to the tax consequences of their participation in the transactions and their ownership and disposition of UBS Group Shares.

Tax Considerations linked to the Exchange Offer

General Considerations

The Exchange Offer and the SESTA squeeze-out have been disclosed to the relevant Swiss tax authorities, which agreed that the transaction in the context of the Exchange Offer and the SESTA squeeze-out qualifies as a tax neutral transaction for Swiss tax purposes.

Within the Context of the Exchange Offer

Individual Income Tax

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the Exchange Offer is not subject to federal, cantonal and communal income taxes for Swiss resident shareholders holding their UBS Shares as private assets (Privatvermögen).

The exchange of UBS Shares for UBS Group Shares within the context of the Exchange Offer is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled shareholders holding the UBS Shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Corporate Income Tax

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the Exchange Offer is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled corporate shareholders provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Swiss Withholding Tax

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the Exchange Offer is not subject to Swiss withholding tax.

Stamp Duties

As confirmed by the Swiss tax authorities, the exchange of UBS Shares for UBS Group Shares within the context of the Exchange Offer is exempt from Swiss one-time capital issuance tax (Emissionsabgabe) and the Swiss securities transfer tax (Umsatzabgabe).

Within the Context of a Squeeze-Out according to art. 33 SESTA

Individual Income Tax

As confirmed by the Swiss tax authorities: the compensation for the cancellation of shares pursuant to a SESTA squeeze-out is tax-neutral for shareholders who hold their UBS Shares as part of their private assets (Privatvermögen).

For shareholders holding UBS Shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler), a compensation in cash would generally represent taxable income whereas a compensation in UBS Group Shares would be tax neutral, provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Corporate Income Tax

For Swiss resident corporate shareholders, a compensation in cash would generally represent taxable income whereas a compensation in UBS Group Shares would be tax neutral, provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Swiss Withholding Tax

As confirmed by the Swiss tax authorities, the cancellation of shares pursuant to a SESTA squeeze-out will not result in any Swiss withholding tax.

Stamp Duties

The capital increase in the context of the cancellation of shares pursuant to a SESTA squeeze-out is, according to the confirmation of the Swiss tax authorities, exempt from the Swiss one-time capital issuance tax (Emissionsabgabe). The transfer of UBS Shares and UBS Group Shares in the context of a cancellation of UBS Shares is exempt from the Swiss securities transfer tax (Umsatzabgabe).

Within the context of a Squeeze-Out Merger

Individual Income Tax

For non-tendering UBS Shareholders who are Swiss resident taxpayers, the compensation for the shares cancelled within a merger could, depending on the structuring of such merger, trigger income taxation on the federal, cantonal and communal level.

The exchange of UBS Shares for UBS Group Shares within the context of the squeeze-out merger is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled shareholders holding the UBS Shares as business assets (Geschäftsvermögen) or classifying as a professional securities dealer (gewerbsmässiger Wertschriftenhändler) provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Corporate Income Tax

The exchange of UBS Shares for UBS Group Shares within the context of the squeeze-out merger is not subject to Swiss federal, cantonal and communal income taxes for Swiss domiciled corporate shareholders provided the UBS Group Shares will carry over the (tax) book value of the UBS Shares.

Swiss Withholding Tax

The compensation for the shares cancelled within a merger could, depending on the structuring of such merger, trigger Swiss withholding tax.

Stamp Duties

The squeeze-out merger will, in general, be exempt from the Swiss one-time capital issuance tax (Emissionsabgabe) and from the Swiss securities transfer tax (Umsatzabgabe).

Tax Considerations regarding the holding and dividend distribution of UBS Group Shares by Swiss Residents

Swiss Withholding Tax

For purposes of this discussion, the term “Qualifying Reserves” means the “reserves from capital contributions,” as part of the general (legal) reserves, of the Swiss statutory financial statements of the company which is accumulated by certain qualifying contributions received from shareholders and which is notified to and recognized by the Swiss Federal Tax Administration.

Any dividends and similar cash or in-kind distributions of profit and reserves other than Qualifying Reserves made by UBS Group, including stock dividends and the distribution of any liquidation proceeds in excess of nominal share capital and Qualifying Reserves, will be subject to Swiss withholding tax imposed on the gross amount at the then-prevailing rate (currently 35%).

For distributions subject to Swiss withholding tax, UBS Group may only pay out 65% of the gross amount of any dividend and similar distributions to the holders of UBS Group Shares. A portion equal to 35% of the gross amount of such dividends and similar distributions must be paid to the Swiss Federal Tax Administration. The redemption of UBS Group Shares by UBS Group may under certain circumstances (in particular, if the UBS Group Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss withholding tax purposes, with the effect that Swiss withholding taxes at the then-prevailing rate (currently 35%) is due on the difference between the redemption price and nominal value plus proportionate Qualifying Reserves of the redeemed UBS Group Shares.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of UBS Group Shares are entitled to full subsequent relief of the Swiss withholding tax, either through a tax refund or tax credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance.

Non-Swiss tax resident beneficiaries of taxable dividends and similar distributions in respect of UBS Group Shares may request a full or partial refund of the Swiss withholding tax based on an applicable double tax treaty.

Dividends and similar distributions out of Qualifying Reserves and repayments of the nominal share capital will not be subject to Swiss withholding tax. Under the applicable capital contribution principle, the repayment of all qualifying capital contributions made by the investors will be Swiss withholding tax-exempt provided that such capital contributions have been made after December 31, 1996 and notified to and approved by the Swiss Federal Tax Administration. In this regard, the Swiss Federal Tax Administration issued a specific circular on how the capital contribution principle should be applied (circular by the Swiss Federal Tax Administration No. 29 of December 9, 2010, capital contribution principle: Kreisschreiben der Eidgenössischen Steuerverwaltung Nr. 29 vom 9, Dezember 2010, Kapitaleinlageprinzip). It is at the discretion of the UBS Group’s shareholders to decide (at a general meeting) whether to distribute a dividend out of Qualifying Reserves free of Swiss withholding tax and/or out of profit/retained earnings/non-qualifying reserves subject to Swiss withholding tax. Once cumulative distributions exceed the Qualifying Reserves, any distributions paid by UBS Group will be subject to Swiss withholding tax. To the extent that additional shares are issued by UBS Group in the future, the value of the distributions which can be made free of Swiss withholding tax will be increased by an amount corresponding to the total nominal share capital and paid-in capital/share premium of the shares issued.

Swiss federal, cantonal and communal individual and corporate income taxes

Individual Income Tax

An individual who is resident in Switzerland for tax purposes and holds UBS Group Shares as part of his or her private assets (Privatvermögen) and who receives dividends and similar distributions (including stock dividends and liquidation proceeds in excess of nominal share capital and Qualifying Reserves) from UBS Group must include these distributions in his or her personal tax return and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. However, dividends and similar distributions out of Qualifying Reserves and repayments of the nominal share capital will not be subject to federal, cantonal and communal income tax.

Swiss resident individuals holding UBS Group Shares as business assets, as well as non-Swiss resident individuals holding the shares as part of a permanent establishment or a fixed place of business are required to include all taxable distributions received on UBS Group Shares in their income statements and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period.

Corporate Income Tax

Non-Swiss resident corporations holding UBS Group Shares as part of a Swiss permanent establishment or legal entities resident in Switzerland are required to include all taxable distributions received on UBS Group Shares in their profit and loss statement relevant for profit tax purposes and will be subject to federal, cantonal and communal corporate income tax on any net taxable earnings for such period. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding UBS Group Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief with respect to distributions (Beteiligungsabzug), provided such UBS Group Shares represent at the time of the distribution at least 10% of the share capital or 10% of the profit and reserves, respectively, or a fair market value of at least 1 million Swiss francs.

Corporate Income Tax for Non-Swiss Corporations

A holder of UBS Group Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss corporate income tax on dividends and similar distributions with respect to UBS Group Shares, unless the UBS Group Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident (as described above).

Net Worth and Capital Taxes

An individual who is a non-Swiss resident holding UBS Group Shares as part of a Swiss permanent establishment or fixed place of business situated in Switzerland, or who is a Swiss resident for tax purposes is required to include his or her UBS Group Shares in his or her assets which are subject to cantonal and communal net worth taxes. No net worth is levied at the federal level.

Corporations resident in Switzerland or non-Swiss resident corporations with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital tax is levied on the basis of the taxable equity of the legal entities. Usually, the acquisition of UBS Group Shares should not influence the equity of a legal entity and should therefore have no or only limited influence on its capital tax charge. No capital tax is levied at the federal level.

Taxes on capital gains upon disposal of UBS Group Shares

Individuals

Individuals who are resident in Switzerland for tax purposes and hold UBS Group Shares as part of their private assets (Privatvermögen) generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of UBS Group Shares, unless such individuals are qualified as professional securities dealer (Wertschriftenhändler) for income tax purposes. Under certain circumstances, share sale proceeds of a private individual may be recharacterized into taxable investment income. Upon a repurchase of UBS Group Shares by UBS Group, the portion of the repurchase price in excess of the nominal amount and Qualifying Reserves may be classified as taxable investment income if the UBS Group Shares repurchased are not sold within a six-year period or if the UBS Group Shares are repurchased for a capital reduction.

Capital gains realized by an individual on UBS Group Shares that are held as part of his or her business assets are subject to income taxation and social security contributions. Capital gains realized by individuals who, for income tax purposes, are classified as professional securities dealers are subject to income taxation and social security contributions.

Corporations

Capital gains upon the sale or other disposal of UBS Group Shares realized by corporations resident in Switzerland for tax purposes or foreign corporations holding UBS Group Shares as part of a Swiss permanent establishment are generally subject to ordinary profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding UBS Group Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of UBS Group Shares (Beteiligungsabzug), provided such UBS Group Shares were held for at least one year and the shareholder disposes of at least 10% of the share capital or 10% of the profit and reserves, respectively. Subsequent sales can be less than 10% of the nominal share capital in order to qualify for the participation relief, provided the fair market value of the UBS Group Shares held as per the previous financial year end prior to this sale amounts to at least 1 million Swiss francs.

Gift and inheritance taxes

The transfer of UBS Group Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the donor is, or the deceased was, resident for tax purposes in a canton levying such taxes.

Stamp tax upon the issuance and transfer of UBS Group Shares

The subsequent transfer of any UBS Group Shares may be subject to Swiss securities transfer tax (Umsatzabgabe) at a current rate of up to 0.15% if such transfer occurs through or with a Swiss or Liechtenstein bank or securities dealer as defined in the Swiss federal stamp tax act.

11	Delisting of the UBS Shares / Squeeze-out

In the event that the Exchange Offer is successful, UBS Group expects to initiate the delisting of the UBS Shares from both the SIX Swiss Exchange and NYSE as soon as practicable after consummation of the Exchange Offer.

If UBS Group acquires more than 98% of the total UBS Shares in issue in the Exchange Offer or within three months after expiration of the Additional Acceptance Period, UBS Group will file a request with the competent Swiss court to invalidate the UBS Shares of the remaining minority shareholders based on art. 33 SESTA.

If, during the same period or at any time thereafter, UBS Group acquires at least 90% but not more than 98% of the total UBS Shares in issue, UBS Group expects to conduct a squeeze-out merger, pursuant to which UBS would merge into a merger subsidiary of UBS Group, which would survive the transaction. UBS Group currently intends that the consideration in the squeeze-out merger will consist exclusively of UBS Group Shares.

L	Governing Law/Jurisdiction

The Swiss Exchange Offer and all rights and obligations resulting therefrom are governed by Swiss law. The exclusive place of jurisdiction is the City of Zurich (Zurich 1).

M	Indicative Timetable for the Swiss Exchange Offer

29 September 2014	Publication of the Swiss Offer Prospectus
30 September 2014	Start of the cooling-off period
13 October 2014	End of the cooling-off period
14 October 2014	Start of the Initial Acceptance Period Opening of separate trading line for tendered UBS Shares on SIX Swiss Exchange
28 October 2014	Release of Q3 results

11 November 2014	End of the Initial Acceptance Period (1) (2)

12 November 2014	Announcement of preliminary interim results (via electronic media) (2)

17 November 2014	Announcement of definitive interim results (via electronic and print media) (2)

17 November 2014	Start of the Additional Acceptance Period (2)

17 November 2014	Extraordinary general meeting of UBS Group to resolve on capital increase (2) Contribution of UBS Shares to UBS Group and ordinary capital increase of UBS Group / creation of authorized capital (2)

19 November 2014	First Settlement: Delivery of UBS Group Shares for the UBS Shares tendered during the Initial Acceptance Period (2)

19 November 2014	Listing and first day of trading of UBS Group Shares on the SIX Swiss Exchange and adjustment of SIX indices (2) Listing and first day of trading of UBS Group Shares on the NYSE (2)

1 December 2014	End of the Additional Acceptance Period (2) (3) Closing of separate trading line for tendered UBS Shares (2)

2 December 2014	Announcement of preliminary final results (via electronic media) (2)

5 December 2014	Announcement of definitive final results (via electronic and print media) (2)

5 December 2014	Contribution of UBS Shares tendered during Additional Acceptance Period and issuance of new UBS Group Shares out of authorized capital (2)

9 December 2014	Second Settlement: Delivery of UBS Group Shares for the UBS Shares tendered during the Additional Acceptance Period (2)

9 December 2014	Listing of UBS Group Shares newly issued at the second settlement (2)

(1) The deadline for tenders of UBS Shares held in the SIS Settlement System or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the Expiration Date. The deadline for tenders of UBS Shares held in DTC or directly with Computershare is 5:00 p.m., New York City time, on the Expiration Date.

(2) UBS Group reserves the right according to section B.5 of this Swiss Offer Prospectus to extend the Initial Acceptance Period one or several times. In such a case, the timetable will be adjusted accordingly. An extension of the Initial Acceptance Period beyond 40 trading days could only occur with the consent of the Swiss Takeover Board.

(3) The deadline for tenders of UBS Shares held in the SIS Settlement System or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the expiration date of the Additional Acceptance Period. The deadline for tenders of UBS Shares held in DTC or directly with Computershare is 5:00 p.m., New York City time, on the expiration date of the Additional Acceptance Period.

N	Publication

The offer notice as well as all other publications in connection with the Swiss Exchange Offer are published – if required pursuant to applicable laws – in German in the Neue Zürcher Zeitung and in French in Le Temps. They will also be provided to Bloomberg and Reuters.

This Swiss Offer Prospectus (in German, French and English) can be obtained without delay and free of charge from UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich (telephone: +41 (0)44 239 47 03, telefax: +41 (0)44 239 69 14, e-mail: swiss-prospectus@ubs.com). This Swiss Offer Prospectus can also be obtained at www.ubs.com/exchangeoffer

Annex: Financial Information

1	Consolidated financial statements

1.1	Financial Reporting for the Group

UBS Group is currently a subsidiary of UBS and does not hold any subsidiaries. As a result, it is currently not obliged to provide consolidated financial statements. However, if the Exchange Offer is successful, it will become the holding company of the Group and establish consolidated financial statements for the Group.

The consolidated financial statements of the Group will continue to be prepared in accordance with IFRS after consummation of the Exchange Offer. For accounting purposes, the exchange of UBS Shares with UBS Group Shares will not result in a business combination under IFRS 3 “Business Combinations.” Rather, the Exchange Offer will result in a reorganisation with no changes in the accounting substance of the Group reporting entity. After consummation of the Exchange Offer, there will be no impact on the carrying amounts of the assets, liabilities and total equity included in the consolidated financial statements of the Group. The Exchange Offer may entail a reclassification within equity due to the potential recognition of non-controlling interests (in relation to non-tendered UBS Shares in the period prior to the squeeze-out) and certain reclassifications within equity related to preferred notes.

1.2	Consolidated annual financial statements of UBS as of 31 December 2013, including the audit report

The following pages contain an extract from UBS’s Annual Report 2013 (pages 345 – 505). The disclosure provided in UBS’s Annual Report 2013 reflects the situation of the Group and the level of information available to the Group at the time it was established, and no assurance can be given that it includes up-to-date information. More information on the Group, including on risks and investment considerations, can be found in UBS’ public disclosure generally available to investors, as provided and updated from time to time (including, e.g., annual reports, quarterly reports, ad-hoc disclosures, and other disclosures such as the EU Prospectus and other prospectuses whatsoever).

Financial information

Consolidated financial statements

Management’s report on internal control over financial reporting

Management’s responsibility for internal control over financial reporting

The Board of Directors and management of UBS AG (UBS) are responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

UBS’s internal control over financial reporting includes those policies and procedures that:

–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
–

provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of UBS management and

–

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of internal control over financial reporting as of 31 December 2013

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework (1992 Framework). Based on this assessment, management believes that, as of 31 December 2013, UBS’s internal control over financial reporting was effective.

The effectiveness of UBS’s internal control over financial reporting as of 31 December 2013 has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 346 to 347, which expressed an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2013.

Financial information

Consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 6 March 2014

Report of independent registered public accounting firm on internal control over financial reporting

We have audited the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). UBS AG’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting on page 345.

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only In accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Financial information

In our opinion, UBS AG and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on the COSO criteria.

We also have audited, in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UBS AG and its subsidiaries as of 31 December 2013 and 2012, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows and notes thereto for each of the three years in the period ended 31 December 2013, of UBS AG and our report dated 6 March 2014 expresses an unqualified opinion thereon.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

Financial information

Consolidated financial statements

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone	+41 58 286 86 86
Fax	+41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 6 March 2014

Report of the statutory auditor and the independent registered public accounting firm on the consolidated financial statements

As statutory auditor, we have audited the consolidated financial statements of UBS AG and its subsidiaries which are comprised of the consolidated balance sheets as of 31 December 2013 and 2012, and the related consolidated income statements and consolidated statements of comprehensive income, changes in equity and cash flows, and notes thereto, for each of the three years in the period ended 31 December 2013 on pages 350 to 505.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements. whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements.

Financial information

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBS AG and its subsidiaries at 31 December 2013 and 2012, and the consolidated results of operations and the cash flows for each of the three years in the period ended 31 December 2013 in accordance with IFRS, as issued by the International Accounting Standards Board, and comply with Swiss law.

Report on other legal and regulatory requirements

We confirm that we meet the Swiss legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements in accordance with the instructions of the Board of Directors.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the internal control over financial reporting of UBS AG and its subsidiaries as of 31 December 2013, based on criteria established in Internal Control – integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework), and our report dated 6 March 2014 expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Ernst & Young Ltd

Jonathan Bourne	Troy J. Butner
Licensed Audit Expert	Certified Public Accountant (U.S.)
(Auditor in Charge)

Financial statements

Consolidated financial statements

Income statement

		For the year ended			% change from
CHF million, except per share data	Note	31.12.13	31.12.12	31.12.11	31.12.12
Interest income	3	13,137	15,968	17,969	(18)

Interest expense	3	(7,351)	(9,990)	(11,143)	(26)

Net interest income	3	5,786	5,978	6,826	(3)

Credit loss (expense)/recovery	12	(50)	(118)	(84)	(58)

Net interest income after credit loss expense		5,736	5,860	6,742	(2)

Net fee and commission income	4	16,287	15,396	15,236	6

Net trading income	3	5,130	3,526	4,343	45

Other income	5	580	641	1,467	(10)

Total operating income		27,732	25,423	27,788	9

Personnel expenses	6	15,182	14,737	15,634	3

General and administrative expenses	7	8,380	8,653	5,959	(3)

Depreciation and impairment of property and equipment	16	816	689	761	18

Impairment of goodwill	17	0	3,030	0	(100)

Amortization and impairment of intangible assets	17	83	106	127	(22)

Total operating expenses		24,461	27,216	22,482	(10)

Operating profit/(loss) before tax		3,272	(1,794)	5,307

Tax expense/(benefit)	8	(110)	461	901

Net profit/(loss)		3,381	(2,255)	4,406

Net profit/(loss) attributable to preferred noteholders[1]		204	220		(7)

Net profit/(loss) attributable to non-controlling interests[1]		5	5	268	0

Net profit/(loss) attributable to UBS shareholders		3,172	(2,480)	4,138

Earnings per share (CHF)

Basic	9	0.84	(0.66)	1.10

Diluted	9	0.83	(0.66)	1.08

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on the adoption of IFRS 10.

Financial information

Statement of comprehensive income

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11

Comprehensive income attributable to UBS shareholders
Net profit/(loss)	3,172	(2,480)	4,138

Other comprehensive income

Other comprehensive income that may be reclassified to the income statement[1]

Foreign currency translation

Foreign currency translation movements, before tax	(440)	(362)	693

Foreign exchange amounts reclassified to the income statement from equity	(36)	(58)	8

Income tax relating to foreign currency translation movements	5	(91)	20

Subtotal foreign currency translation, net of tax	(471)	(511)	722

Financial investments available-for-sale

Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(57)	335	1,458

Impairment charges reclassified to the income statement from equity	41	85	39

Realized gains reclassified to the income statement from equity	(265)	(433)	(950)

Realized losses reclassified to the income statement from equity	56	19	24

Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	71	20	(76)

Subtotal financial investments available-for-sale, net of tax	(154)	26	495

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(652)	1,714	3,093

Net realized (gains)/losses reclassified to the income statement from equity	(1,261)	(1,235)	(1,140)

Income tax relating to cash flow hedges	393	(95)	(417)

Subtotal cash flow hedges, net of tax	(1,520)	384	1,537

Total other comprehensive income that may be reclassified to the income statement, net of tax	(2,145)	(102)	2,753

Other comprehensive income that will not be reclassified to the income statement[1]

Defined benefit plans

Gains/(losses) on defined benefit plans, before tax	1,178	1,023	(2,141)

Income tax relating to defined benefit plans	(239)	(413)	321

Subtotal defined benefit plans, net of tax	939	609	(1,820)

Property revaluation surplus

Gains on property revaluation, before tax	0	8	0

Net (gains)/losses reclassified to retained earnings	(6)	0	0

Income tax relating to gains on property revaluation	0	(2)	0

Subtotal changes in property revaluation surplus, net of tax	(6)	6	0

Total other comprehensive income that will not be reclassified to the income statement, net of tax	933	615	(1,820)

Total other comprehensive income	(1,211)	514	934

Total comprehensive income attributable to UBS shareholders	1,961	(1,966)	5,071

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on the adoption of the revisions to IAS 1.

Table continues on the next page.

Financial information

Consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11

Comprehensive income attributable to preferred noteholders[1]

Net profit/(loss)	204	220

Other comprehensive income

Other comprehensive income that will not be reclassified to the income statement[2]

Foreign currency translation movements, before tax	355	(41)

Income tax relating to foreign currency translation movements	0	0

Subtotal foreign currency translation, net of tax	355	(41)

Total other comprehensive income that will not be reclassified to the income statement, net of tax	355	(41)

Total comprehensive income attributable to preferred noteholders	559	179

Comprehensive income attributable to non-controlling interests[1]

Net profit/(loss)	5	5	268

Other comprehensive income

Other comprehensive income that will not be reclassified to the income statement[2]

Foreign currency translation movements, before tax	(1)	15	292

Income tax relating to foreign currency translation movements	0	0	0

Subtotal foreign currency translation, net of tax	(1)	15	292

Total other comprehensive income that will not be reclassified to the income statement, net of tax	(1)	15	292

Total comprehensive income attributable to non-controlling interests	4	20	560

Total comprehensive income

Net profit/(loss)	3,381	(2,255)	4,406

Other comprehensive income	(857)	487	1,226

of which: other comprehensive income that may be reclassified to the income statement	(2,145)	(102)	2,753

of which: other comprehensive income that will not be reclassified to the income statement	1,288	589	(1,528)

Total comprehensive income	2,524	(1,767)	5,632

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on the adoption of IFRS 10.  2  Refer to “Note 1b Changes in accounting policies, comparability and other adjust- ments” for information on the adoption of the revisions to IAS 1.

Financial information

Balance sheet

				% change from
CHF million	Note	31.12.13	31.12.12	31.12.12

Assets

Cash and balances with central banks		80,879	66,383	22

Due from banks	10	17,170	21,220	(19)

Cash collateral on securities borrowed	11	27,496	37,372	(26)

Reverse repurchase agreements	11	91,563	130,941	(30)

Trading portfolio assets	13	122,848	160,564	(23)

of which: assets pledged as collateral which may be sold or repledged by counterparties	25	42,449	44,698	(5)

Positive replacement values	14	245,835	418,957	(41)

Cash collateral receivables on derivative instruments	11	28,007	30,413	(8)

Financial assets designated at fair value	27	7,364	9,106	(19)

Loans	10	286,959	279,901	3

Financial investments available-for-sale	15	59,525	66,230	(10)

Investments in associates	30	842	858	(2)

Property and equipment	16	6,006	6,004	0

Goodwill and intangible assets	17	6,293	6,461	(3)

Deferred tax assets	8	8,845	8,143	9

Other assets	18	20,228	17,244	17

Total assets		1,009,860	1,259,797	(20)

Liabilities

Due to banks	19	12,862	23,024	(44)

Cash collateral on securities lent	11	9,491	9,203	3

Repurchase agreements	11	13,811	38,557	(64)

Trading portfolio liabilities	13	26,609	34,247	(22)

Negative replacement values	14	239,953	395,260	(39)

Cash collateral payables on derivative instruments	11	49,138	71,148	(31)

Financial liabilities designated at fair value	20	69,901	91,901	(24)

Due to customers	19	390,825	373,459	5

Debt issued	21	81,586	104,837	(22)

Provisions	22	2,971	2,536	17

Other liabilities	8,23	62,777	66,523	(6)

Total liabilities		959,925	1,210,697	(21)

Equity

Share capital		384	384	0

Share premium		33,952	33,898	0

Treasury shares		(1,031)	(1,071)	(4)

Equity classified as obligation to purchase own shares		(46)	(37)	24

Retained earnings		24,475	21,297	15

Cumulative net income recognized directly in equity, net of tax		(9,733)	(8,522)	14

Equity attributable to UBS shareholders		48,002	45,949	4

Equity attributable to preferred noteholders		1,893	3,109	(39)

Equity attributable to non-controlling interests		41	42	(2)

Total equity		49,936	49,100	2

Total liabilities and equity		1,009,860	1,259,797	(20)

Financial information

Consolidated financial statements

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Cumulative net income recognized directly in equity, net of tax
Balance as of 1 January 2011	383	34,393	(654)	(54)	19,604	(9,945)

Issuance of share capital

Acquisition of treasury shares			(2,455)

Disposition of treasury shares			1,949 [2]

Treasury share gains/(losses) and net premium/(discount)on own equity derivative activity		(83)

Premium on shares issued and warrants exercised		10

Employee share and share option plans		19

Tax (expense)/benefit recognized in share premium		280

Dividends

Equity classified as obligation to purchase own shares – movements				15

Preferred notes

New consolidations and other increases/(decreases)		(5)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					4,138	934

Balance as of 31 December 2011	383	34,614	(1,160)	(39)	23,742	(9,011)

Effect of adoption of IFRS 10[1]					35	(24)

Balance as of 1 January 2012 after adoption of IFRS 10	383	34,614	(1,160)	(39)	23,777	(9,035)

Issuance of share capital	0

Acquisition of treasury shares			(1,398)[2]

Disposition of treasury shares			1,486

Treasury share gains/(losses) and net premium/(discount)on own equity derivative activity		(9)

Premium on shares issued and warrants exercised		4

Employee share and share option plans		126

Tax (expense)/benefit recognized in share premium		(457)

Dividends		(379)[3]

Equity classified as obligation to purchase own shares – movements				2

Preferred notes

New consolidations and other increases/(decreases)		(1)

Deconsolidations and other decreases

Total comprehensive income for the year recognized in equity					(2,480)	514

Balance as of 31 December 2012	384	33,898	(1,071)	(37)	21,297	(8,522)

Issuance of share capital	1

Acquisition of treasury shares			(846)

Disposition of treasury shares			887[2]

Treasury share gains/(losses) and net premium/(discount)on own equity derivative activity		203

Premium on shares issued and warrants exercised		30

Employee share and share option plans		305

Tax (expense)/benefit recognized in share premium		91

Dividends		(564)[3]

Equity classified as obligation to purchase own shares – movements				(9)

Preferred notes

New consolidations and other increases/(decreases)					6

Deconsolidations and other decreases		(11)

Total comprehensive income for the year recognized in equity					3,172	(1,211)

Balance as of 31 December 2013	384	33,952	(1,031)	(46)	24,475	(9,733)

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on the adoption of IFRS 10.  2  For the year 2013, the net disposal of 12 million treasury shares (CHF 170 mil lion) which related to market-making and hedging activities of the Investment Bank are presented as dispositions. For the year 2012, the net acquisition of 5 million treasury shares (CHF 92 million) are presented as acquisitions. For the year 2011, the net disposal of 5 million treasury shares (CHF 122 million) are presented as dispositions.  3  Reflects the payment of CHF 0.15 (2012: CHF 0.10) per share of CHF 0.10 par value out of the capital contribution reserve of UBS AG (Parent Bank).

Financial information

of which: Foreign currency translation	of which: Financial investments avail- able-for-sale	of which: Cash flow hedges	of which: Defined benefit pension plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non-controlling interests	Total equity
(7,169)	(243)	1,063	(3,596)	0	43,728		5,043	48,770

					0			0

					(2,455)			(2,455)

					1,949			1,949

					(83)			(83)

					10			10

					19			19

					280			280

					0		(269)	(269)

					15			15

					0		(882)	(882)

					(5)		1	(4)

					0		(47)	(47)

722	495	1,537	(1,820)	0	5,071		560	5,632

(6,447)	252	2,600	(5,415)	0	48,530		4,406	52,935

5	(29)				11	3,150	(4,359)	(1,198)

(6,443)	223	2,600	(5,415)	0	48,540	3,150	46	51,737

					0			0

					(1,398)			(1,398)

					1,486			1,486

					(9)			(9)

					4			4

					126			126

					(457)			(457)

					(379)	(220)	(6)	(605)

					2			2

					0			0

					(1)		(10)	(11)

					0		(9)	(9)

(511)	26	384	609	6	(1,966)	179	20	(1,767)

(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100

					1			1

					(846)			(846)

					887			887

					203			203

					30			30

					305			305

					91			91

					(564)	(204)	(6)	(773)

					(9)			(9)

					0	(1,572)		(1,572)

					6			6

					(11)	0		(11)

(471)	(154)	(1,520)	939	(6)	1,961	559	4	2,524

(7,425)	95	1,463	(3,867)	0	48,002	1,893	41	49,936

Financial information

Consolidated financial statements

Shares issued and treasury shares held

	For the year ended			% change from
Number of shares	31.12.13	31.12.12	31.12.11	31.12.12

Shares issued

Balance at the beginning of the year	3,835,250,233	3,832,121,899	3,830,840,513	0

Issuance of shares	6,751,836	3,128,334	1,281,386	116

Balance at the end of the year	3,842,002,069	3,835,250,233	3,832,121,899	0

Treasury shares

Balance at the beginning of the year	87,879,601	84,955,551	38,892,031	3

Acquisitions	55,346,016	114,292,481	155,636,639	(52)

Dispositions	(69,425,365)	(111,368,431)	(109,573,119)	(38)

Balance at the end of the year	73,800,252	87,879,601	84,955,551	(16)

Conditional share capital

As of 31 December 2013, 138,759,156 additional shares (31 December 2012: 145,510,992 shares) could have been issued to fund UBS’s employee share option programs.

On 14 April 2010, the Annual General Meeting of UBS AG shareholders approved the creation of conditional capital to a maximum number of 380,000,000 shares for conversion rights/warrants granted in connection with the issuance of bonds or similar financial instruments.

In 2013, the conditional capital of up to 100,000,000 shares, which was available in connection with an arrangement with the Swiss National

Bank (SNB), was removed. The SNB provided a loan to the SNB StabFund, to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB had incurred a loss on the loan. In 2013, the loan was paid back in full, the warrants were terminated and the relevant conditional capital was removed.

Total conditional share capital outstanding as of 31 December 2013 is also disclosed in “Note 10 Share capital and significant shareholders” of the UBS AG (Parent Bank) financial statements.

Financial information

Statement of cash flows

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11

Cash flow from/(used in) operating activities

Net profit/(loss)	3,381	(2,255)	4,406

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation and impairment of property and equipment	816	689	761

Impairment of goodwill	0	3,030	0

Amortization and impairment of intangible assets	83	106	127

Credit loss expense/(recovery)	50	118	84

Share of net profits of associates	(49)	(88)	(42)

Deferred tax expense/(benefit)	(545)	294	795

Net loss/(gain) from investing activities	(522)	(486)	(996)

Net loss/(gain) from financing activities	3,988	3,717	(5,856)

Other net adjustments	5,148	6,088	3,703

Net (increase)/decrease in operating assets and liabilities:

Due from/to banks	(7,551)	(7,686)	(14,569)

Cash collateral on securities borrowed and reverse repurchase agreements	43,754	102,436	(67,262)

Cash collateral on securities lent and repurchase agreements	(23,659)	(66,407)	27,116

Trading portfolio, replacement values and financial assets designated at fair value	44,068	9,369	17,225

Cash collateral on derivative instruments	(22,407)	4,399	6,330

Loans/due to customers	12,087	15,869	6,068

Other assets, provisions and other liabilities	(3,935)	(1,771)	8,218

Income taxes paid, net of refunds	(382)	(261)	(349)

Net cash flow from/(used in) operating activities	54,325	67,160	(14,241)

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(49)	(11)	(58)

Disposal of subsidiaries, associates and intangible assets[1]	136	41	50

Purchase of property and equipment	(1,236)	(1,118)	(1,129)

Disposal of property and equipment	639	202	233

Net (investment in)/divestment of financial investments available-for-sale[2]	5,966	(13,994)	20,281

Net cash flow from/(used in) investing activities	5,457	(14,879)	19,377

1  Includes dividends received from associates.  2  Includes gross cash inflows from sales and maturities (CHF 7,258 million for the year ended 31 December 2013, CHF 8,796 million for the year ended 31 December 2012) and gross cash outflows from purchases (CHF 3,521 million for the year ended 31 December 2013, CHF 7,422 million for the year ended 31 December 2012) predominantly related to longer-term US asset-backed securities held as financial investments available-for-sale which were transferred from Wealth Management Americas to Corporate Center – Core Functions in 2013. Other net cash flows (CHF 2,229 million inflows for the year ended 31 December 2013, CHF 15,368 million outflows for the year ended 31 December 2012) almost entirely related to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury.

Table continues on the next page.

Financial information

Consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(4,290)	(37,967)	15,338

Net movements in treasury shares and own equity derivative activity	(341)	(1,159)	(1,885)

Increase in share capital	1	0	0

Dividends paid on UBS shares	(564)	(379)	0

Issuance of long-term debt, including financial liabilities designated at fair value	28,014	55,890	52,590

Repayment of long-term debt, including financial liabilities designated at fair value	(68,954)	(54,259)	(62,626)

Dividends paid and repayments of preferred notes	(1,415)	(221)	0

Net changes of non-controlling interests	(6)	(16)	(748)

Net cash flow from/(used in) financing activities	(47,555)	(38,110)	2,670

Effects of exchange rate differences on cash and cash equivalents	(2,702)	(673)	(2,129)

Net increase/(decrease) in cash and cash equivalents	9,524	13,500	5,678

Cash and cash equivalents at the beginning of the year	99,108	85,609	79,934

Cash and cash equivalents at the end of the year[1]	108,632	99,108	85,612

Cash and cash equivalents comprise:

Cash and balances with central banks	80,879	66,383	40,638

Money market paper[2]	4,288	4,381	3,900

Due from banks[3]	23,465	28,344	41,074

Total[4]	108,632	99,108	85,612

Additional information

Net cash flow from/(used in) operating activities include:

Cash received as interest	12,148	14,551	16,667

Cash paid as interest	7,176	9,166	9,812

Cash received as dividends on equity investments, investment funds and associates[5]	1,421	1,430	1,343

1  Prior period data for cash and cash equivalents was restated upon adoption of IFRS 10 as follows: from CHF 85,612 million to CHF 85,609 million for the opening balance of 2012 and from CHF 99,118 million to CHF 99,108 million for the closing balance of 2012.  2  Money market paper is included on the balance sheet under Trading portfolio assets (31 December 2013: CHF 1,716 million, 31 December 2012: CHF 2,192 million, 31 December 2011: CHF 1,783 million) and Financial investments available-for-sale (31 December 2013: CHF 2,571 million, 31 December 2012: CHF 2,190 million, 31 December 2011: CHF 2,117 million).  3  Includes positions recognized in the balance sheet under Due from banks (31 December 2013: CHF 14,413 million, 31 December 2012: CHF 15,951 million, 31 December 2011: 18,733 million) and Cash collateral receivables on derivative instruments with bank counterparties (31 December 2013: CHF 9,052 million, 31 December 2012: CHF 12,393 million, 31 December 2011: CHF 22,341 million).  4  CHF 8,333 million and CHF 10,109 million of cash and cash equivalents were restricted as of 31 December 2013 and 31 December 2012, respectively. Refer to “Note 25 Restricted and transferred financial assets” for more information.  5  Includes dividends received from associates (2013: CHF 69 million, 2012: CHF 37 million, 2011: CHF 28 million) reported within cash flow from/(used in) investing activities.

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies

a) Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are described in this note. These policies have been applied consistently in all years presented unless otherwise stated.

1) Basis of accounting

UBS provides a broad range of financial services including: advisory services, underwriting, financing, market-making, asset management and brokerage on a global level, and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged.

The Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. On 6 March 2014, the Financial Statements were authorized for issue by the Board of Directors. The Financial Statements are prepared using uniform accounting policies for similar transactions and other events. Intercompany transactions and balances have been eliminated.

Disclosures incorporated in the “Risk, treasury and capital management” section of this report, which form part of these Financial Statements, are marked as audited. These disclosures relate to requirements under IFRS 7 Financial Instruments: Disclosures and IAS 1 Presentation of Financial Statements and are not repeated in the “Financial information – consolidated financial statements” section.

2) Use of estimates

Preparation of the Financial Statements requires management to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Actual results in the future could differ from such estimates and assumptions, and such differences may be material to the Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to estimates resulting from these reviews are recognized in the period in which they occur.

The following notes to the Financial Statements contain information about those areas of estimation uncertainty considered to require critical judgment and have the most significant effect on the amounts recognized in the Financial Statements: Note 8 Income taxes, Note 12 Allowances and provisions for credit losses, Note 17 Goodwill and intangible assets, Note 22 Provisions and contingent liabilities, Note 24 Fair value measurement, Note 28 Pension and other post-employment benefit plans and Note 29 Equity participation and other compensation plans.

3) Subsidiaries and structured entities

The Financial Statements comprise those of the parent company (UBS AG) and its subsidiaries, including controlled structured entities (SE), presented as a single economic entity. Equity attributable to non-controlling interests is presented on the consolidated balance sheet within Equity, separately from Equity attributable to UBS shareholders.

As detailed in Note 1b, UBS adopted IFRS 10 Consolidated Financial Statements on 1 January 2013 on a limited retrospective basis. Under IFRS 10, UBS controls an entity when it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns. Where an entity is governed by voting rights, control is generally indicated by a direct shareholding of more than one-half of the voting rights.

In other cases, the assessment of control is more complex and requires greater use of judgment. Where UBS has an interest in an entity that absorbs variability, we consider whether UBS has power over the entity which allows it to affect the variability of its returns. Consideration is given to all facts and circumstances to determine whether the Group has power over another entity, that is, the current ability to direct the relevant activities of an entity when decisions about those activities need to be made. Factors such as the purpose and design of the entity, rights held through contractual arrangements such as call rights, put rights or liquidation rights, as well as potential decision-making rights are all considered in this assessment. Where the Group has power over the relevant activities, a further assessment is made to determine whether, through that power, it has the ability to affect its own returns, that is, assessing whether power is held in a principal or agent capacity. Consideration is given to (i) the scope of decision-making authority, (ii) rights held by other parties, including removal or other participating rights, (iii) exposure to variability, including remuneration, relative to total variability of the entity as well as whether that exposure is different from other investors. If, after review of these factors, UBS concludes that it can exercise its power to affect its own returns, the entity is consolidated.

Subsidiaries, including SE, are consolidated from the date control is obtained and are deconsolidated from the date control ceases. Control, or the lack thereof, is reassessed if facts and

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

circumstances indicate that there is a change to one or more of the elements needed to establish that control is present.

Refer to Note 30 for more information on subsidiaries and structured entities.

Structured entities (SE)

SE are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate only to administrative tasks and the relevant activities are directed by means of contractual arrangements. Such entities generally have a narrow and well-defined objective and include those historically referred to as special purpose entities (SPE) and some investment funds. We assess whether an entity is an SE by considering the nature of the activities of the entity as well as the substance of voting or similar rights afforded to other parties, including investors and independent boards or directors. We consider rights such as the ability to liquidate the entity or remove the decision maker to be similar to voting rights when the holder has the substantive ability to exercise such rights without cause. In the absence of such rights or in cases where the existence of such rights cannot be fully established, the entity is considered to be an SE.

The Group sponsors the formation of SE and interacts with non-sponsored SE for a variety of reasons including allowing clients to obtain or be exposed to particular risk profiles, to provide funding or to sell or purchase credit risk. Many SE are established as bankruptcy remote, meaning that only the assets in the SE are available for the benefit of the SE’s investors and such investors have no other recourse to UBS. UBS is deemed to be the sponsor of an SE when it is involved in its creation, establishment and promotion and facilitates its ongoing success through the transfer of assets or the provision of explicit or implicit financial, operational or other support. Where the Group acts purely as an advisor, administrator or placement agent for an SE created by a third-party entity, it is not considered to be sponsored by UBS.

UBS will consolidate an SE in line with the consolidation principles described above. When UBS does not consolidate an SE but has an interest in an SE or has sponsored an SE, additional disclosures are provided in Note 30 on the nature of these interests and sponsorship activities.

UBS is involved with a number of SE types:

–

Securitization structured entities are established to issue securities to investors which are backed by assets held by the SE and whereby (i) significant credit risk associated with the securitized exposures has been transferred to third parties and (ii) there is more than one risk position or tranche issued by the securitization vehicle in line with the Basel III securitization definition. All securitization entities are classified as SE.

–	Client investment structured entities are established predominantly for clients to invest in specific assets or risk exposures through purchasing notes issued by the SE, predominantly on a fixed term basis. The SE may source assets via a transfer from UBS or through an external market transaction. In some cases, UBS may enter into derivatives with the SE to either align the cash flows of the entity with the investor’s intended investment objective or to introduce other desired risk exposures. In certain cases, UBS may have interests in a third-party sponsored SE to hedge specific risks or participate in asset-backed financing.

–

Investment fund structured entities have a collective investment objective, are managed by an investment manager and are either passively managed, such that any decision-making does not have a substantive effect on variability, or are actively managed and investors or their governing bodies do not have substantive voting or similar rights. UBS creates and sponsors a large number of funds for which it may have an interest through the receipt of variable management fees and/or a direct investment. In addition, UBS has interests in a number of funds created and sponsored by third parties, including exchange-traded funds and hedge funds, to hedge issued structured products.

Business combinations

Business combinations are accounted for using the acquisition method. As of the acquisition date, UBS recognizes the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. For each business combination, UBS measures the non-controlling interests in the acquiree (being present ownership interests providing entitlement to a proportionate share of the net assets of the acquiree in the event of liquidation) either at fair value or at their proportionate share of the acquiree’s identifiable net assets.

The cost of an acquisition is the aggregate of the assets transferred, the liabilities incurred to former owners of the acquiree and the equity instruments issued, measured at acquisition-date fair values. Acquisition-related costs are expensed as incurred. Any contingent consideration that may be transferred by UBS is recognized at fair value at the acquisition date. If the contingent consideration is classified as an asset or liability, subsequent changes in the fair value of the contingent consideration are recognized in the income statement. If the contingent consideration is classified as equity, it is not remeasured and its subsequent settlement is accounted for within Equity.

Any excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed is considered goodwill and is recognized as a separate asset on the balance sheet, initially measured at cost. If the fair value of the net assets of the subsidiary acquired exceeds the aggregate of the consideration transferred and the amount recognized for non-controlling interests, the difference is recognized in the income statement on the acquisition date.

Refer to Note 31 for more information on business combinations completed during 2013.

Financial information

Note 1 Summary of significant accounting policies (continued)

4) Associates and joint ventures

Investments in entities in which UBS has significant influence, but not control, over the financial and operating policies of the entity are classified as investments in associates and accounted for under the equity method of accounting. Normally, significant influence is indicated when UBS owns between 20% and 50% of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize the Group’s share of the investee’s net profit or loss (including net profit or loss recognized directly in equity). Interests in joint ventures are also accounted for under the equity method of accounting. A joint venture is subject to a contractual agreement between UBS and one or more third parties, which establishes joint control over the relevant activities and provides rights to the net assets of the entity. Interests in joint ventures are classified as investments in associates.

If the reporting date of an associate or joint venture is different to UBS’s reporting date, the most recently available financial statements of the associate or joint venture are used to apply the equity method. Adjustments are made for effects of significant transactions or events that may occur between that date and the UBS reporting date.

Investments in associates and interests in joint ventures are classified as “held for sale” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Refer to item 29) for more information.

Refer to Note 30 for more information on associates and joint ventures.

5) Recognition and derecognition of financial instruments

UBS recognizes financial instruments on its balance sheet when the Group becomes a party to the contractual provisions of the instruments. UBS also acts in a trustee or other fiduciary capacity, which results in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless the recognition criteria are satisfied, these assets and the related income are excluded from UBS’s Financial Statements, as they are not assets of UBS.

Financial assets

UBS enters into certain transactions where it transfers financial assets recognized on its balance sheet but retains either all or a portion of the risks and rewards of the transferred financial assets. If all or substantially all of the risks and rewards are retained, the transferred financial assets are not derecognized from the balance sheet. Transactions where transfers of financial assets result in UBS retaining all or substantially all risks and rewards include securities lending and repurchase transactions described under items 13) and 14). They also include transactions where financial assets are sold to a third party together with a total return swap that results in UBS retaining all or sub-

stantially all risks and rewards of the transferred assets. These types of transactions are accounted for as secured financing transactions.

In transactions where substantially all of the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the financial asset if control over the asset is surrendered. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, respectively. In transfers where control over the financial asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset. Examples of such transactions include written put options, acquired call options, or other instruments linked to the performance of the transferred asset.

For the purposes of the Group’s disclosures of transferred financial assets, a financial asset is typically considered to have been transferred when the Group a) transfers the contractual rights to receive the cash flows of the financial asset or b) retains the contractual rights to receive the cash flows of that asset, but assumes a contractual obligation to pay the cash flows to one or more entities.

Where financial assets have been pledged as collateral or in similar arrangements, they are considered to have been transferred if the counterparty has received the contractual right to the cash flows of the pledged assets, as may be evidenced, for example, by the counterparty’s right to sell or repledge the assets. Where the counterparty to the pledged financial assets has not received the contractual right to the cash flows, the assets are considered pledged, but not transferred.

Refer to Note 25b and 25c for more information on transferred financial assets.

Financial liabilities

UBS derecognizes a financial liability from its balance sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability with any difference in the respective carrying amounts being recognized in the income statement.

6) Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Determination of fair value is considered a critical accounting policy for the Group.

Refer to Note 24 for more information.

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Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

7) Trading portfolio assets and liabilities

Non-derivative financial assets and liabilities are classified at acquisition as held for trading and presented in the trading portfolio if they are a) acquired or incurred principally for the purpose of selling or repurchasing in the near term, or b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The trading portfolio includes non-derivative financial instruments (including those with embedded derivatives) and commodities. Financial instruments that are considered derivatives in their entirety generally are presented on the balance sheet as Positive replacement values or Negative replacement values. Refer to item 15) for more information. The trading portfolio includes recognized assets and liabilities relating to proprietary-, hedging- and client-related business.

Trading portfolio assets include debt instruments (including those in the form of securities, money market paper and traded corporate and bank loans), equity instruments, assets held under unit-linked contracts and precious metals and other commodities owned by the Group (“long” positions). Trading portfolio liabilities include obligations to deliver financial instruments such as debt and equity instruments which the Group has sold to third parties but does not own (“short” positions).

Assets and liabilities in the trading portfolio are measured at fair value. Gains and losses realized on disposal or redemption of these assets and liabilities and unrealized gains and losses from changes in the fair value of these assets and liabilities are reported as Net trading income. Interest and dividend income and expense on these assets and liabilities are included in Interest and dividend income or Interest and dividend expense.

The Group uses settlement date accounting when recognizing assets and liabilities in the trading portfolio. From the date a purchase transaction is entered into (trade date) until settlement date, UBS recognizes any unrealized profits and losses arising from remeasuring the transaction to fair value in Net trading income. The corresponding receivable or payable is presented on the balance sheet as a Positive replacement value or Negative replacement value, respectively. On settlement date, the resulting financial asset is recognized on the balance sheet at the fair value of the consideration given or received, plus or minus the change in fair value of the contract since the trade date. From the trade date of a sales transaction, unrealized profits and losses are no longer recognized and, on settlement date, the asset is derecognized.

Trading portfolio assets transferred to external parties that do not qualify for derecognition (refer to item 5) for more information) and where the transferee has obtained the right to sell or repledge the assets continue to be classified on the UBS balance sheet as Trading portfolio assets but are identified as Assets pledged as collateral which may be sold or repledged by counterparties. Such assets continue to be measured at fair value.

Refer to Note 13 for more information on trading portfolio assets and liabilities.

8) Financial assets and financial liabilities designated at fair value through profit or loss, (“fair value option”)

A financial instrument may only be designated at fair value through profit or loss upon initial recognition and this designation cannot be changed subsequently. Financial assets and financial liabilities designated at fair value are presented on separate lines on the face of the balance sheet. The fair value option can be applied only if one of the following criteria is met:

–	the financial instrument is a hybrid instrument which includes a substantive embedded derivative;
–	the financial instrument is part of a portfolio which is risk managed on a fair value basis and reported to senior management on that basis or
–	the application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise.

UBS has used the fair value option to designate most of its issued hybrid debt instruments as financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and/or are managed on a fair value basis. Such hybrid debt instruments predominantly include the following:

–	Credit-linked bonds or notes: linked to the performance (coupon and/or redemption amount) of single names (such as a company or a country) or a basket of reference entities;
–	Equity-linked bonds or notes: linked to a single stock, a basket of stocks or an equity index and
–	Rates-linked bonds or notes: linked to a reference interest rate, interest rate spread or formula.

The fair value option is applied to certain loans and loan commitments, otherwise accounted for at amortized cost, which are hedged predominantly with credit derivatives. The application of the fair value option to the loans and loan commitments reduces an accounting mismatch, as the credit derivatives are accounted for as derivative instruments at fair value through profit or loss.

In order to reduce an accounting mismatch, UBS has also applied the fair value option to certain structured loans and reverse repurchase and securities borrowing agreements which are part of portfolios managed on a fair value basis.

Similarly, the fair value option is applied to assets held to hedge deferred cash-settled employee compensation awards, in order to reduce an accounting mismatch that would arise due to the liability being measured on a fair value basis.

Fair value changes related to financial instruments designated at fair value through profit or loss are recognized in Net trading income. Interest income and interest expense on financial assets

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Note 1 Summary of significant accounting policies (continued)

and liabilities designated at fair value through profit or loss are recognized in Interest income on financial assets designated at fair value or Interest expense on financial liabilities designated at fair value, respectively.

UBS applies the same recognition and derecognition principles to financial instruments designated at fair value as to financial instruments in the trading portfolio. Refer to items 5) and 7) for more information.

Refer to Notes 3, 20, 24e and 27d for more information on financial assets and liabilities designated at fair value.

9) Financial investments available-for-sale

Financial investments available-for-sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. They are recognized on a settlement date basis.

Financial investments available-for-sale include debt securities held as part of the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury, strategic equity investments, certain investments in real estate funds, certain equity instruments including private equity investments, and debt instruments and non-performing loans acquired in the secondary market.

Financial investments available-for-sale are recognized initially at fair value less transaction costs and are measured subsequently at fair value. Unrealized gains and losses are reported in Equity, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until any such investment is determined to be impaired. Unrealized gains before tax are presented separately from unrealized losses before tax in Note 15.

For monetary instruments (such as debt securities), foreign exchange translation gains and losses determined by reference to the instrument’s amortized cost basis are recognized in Net trading income. Foreign exchange translation gains and losses related to other changes in fair value are recognized in Other comprehensive income. Foreign exchange translation gains and losses associated with non-monetary instruments (such as equity securities) are part of the overall fair value change of the instruments and are recognized directly in Other comprehensive income.

Interest and dividend income on financial investments available-for-sale are included in Interest and dividend income from financial investments available-for-sale. Interest income is determined by reference to the instrument’s amortized cost basis using the effective interest rate (EIR).

On disposal of an investment, any related accumulated unrealized gains or losses included in Equity are transferred to the Income statement and reported in Other income. Gains or losses on disposal are determined using the average cost method.

At each balance sheet date, UBS assesses whether indicators of impairment are present for an available-for-sale investment. An available-for-sale investment is impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the investment, the estimated future cash flows from the investment have decreased. A significant or prolonged decline in the fair value of an available-for-sale equity instrument below its original cost is considered objective evidence of an impairment. In the event of a significant decline in fair value below its original cost (20%) or a prolonged decline (six months), an impairment is recorded unless facts and circumstances clearly indicate that this information, on its own, is not evidence of an impairment.

For debt investments, objective evidence of impairment includes significant financial difficulty for the issuer or counterparty, default or delinquency in interest or principal payments, or it becoming probable that the borrower will enter bankruptcy or financial reorganization. If a financial investment available-for-sale is determined to be impaired, the related cumulative net unrealized loss previously recognized in Equity is included in the income statement within Other income. For equity instruments, any further loss is recognized directly in the income statement, whereas for debt instruments, any further loss is recognized in the income statement only if there is additional objective evidence of impairment. After the recognition of an impairment on a financial investment available-for-sale, increases in the fair value of equity instruments are reported in Equity and increases in the fair value of debt instruments up to amortized cost in original currency are recognized in Other income, provided that the fair value increase is related to an event occurring after the impairment loss was recorded.

UBS applies the same recognition and derecognition principles to financial assets available-for-sale as to financial instruments in the trading portfolio (refer to items 5) and 7) for more information), except that unrealized gains and losses between trade date and settlement date are recognized in Equity rather than in the income statement.

Refer to Note 15 for more information on financial investments available-for-sale.

10) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, not classified as held-for-trading, not designated as at fair value through profit and loss or available-for-sale, and are not assets for which the Group may not recover substantially all of its initial net investment, other than because of a credit deterioration. Financial assets classified as loans and receivables include:

–	originated loans where funding is provided directly to the borrower;
–	participation in a loan from another lender and purchased loans;
–	securities which are classified as loans and receivables at acquisition date, such as auction rate securities;
–	securities previously in the trading portfolio and reclassified to loans and receivables (refer to Note 27c for more information) and
–	loans such as leverage finance loans previously in the trading portfolio and reclassified to loans and receivables (refer to Note 27c for more information).

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Loans and receivables are recognized when UBS becomes a party to the contractual provisions of the instrument, which is when funding is advanced to borrowers. They are recorded initially at fair value, based on the amount provided to originate or purchase the loan or receivable, together with any transaction costs directly attributable to the acquisition. Subsequently, they are measured at amortized cost using the EIR method, less allowances for credit losses. Refer to item 11) for information on allowances for credit losses and to Note 27a for an overview of the financial assets classified as loans and receivables.

Interest on loans and receivables is included in Interest earned on loans and advances and is recognized on an accrual basis. Upfront fees and direct costs relating to loan origination, re-financing or restructuring as well as to loan commitments are generally deferred and amortized to Interest earned on loans and advances over the life of the loan using the EIR method. Where no loan is expected to be advanced, any fees are recognized as follows:

–	for loan commitments that are not expected to result in a loan being advanced, the fees are recognized in Commission income over the commitment period and
–

for loan syndication fees where UBS does not retain a portion of the syndicated loan, or where UBS does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, fees are credited to Commission income when the services have been provided.

Presentation of receivables from central banks

Deposits with central banks which are available on demand are presented on the balance sheet as Cash and balances with central banks. All longer-dated receivables with central banks are presented under Due from banks.

Financial assets reclassified to loans and receivables

When a financial asset is reclassified from held for trading to loans and receivables, the financial asset is reclassified at its fair value on the date of reclassification. Any gain or loss recognized in the income statement before reclassification is not reversed. The fair value of a financial asset on the date of reclassification becomes its cost basis going forward. In 2008 and 2009, UBS determined that certain financial assets classified as held for trading were no longer held for the purpose of selling or repurchasing in the near term and that the Group had the intention and ability to hold these assets for the foreseeable future, considered to be a period of approximately twelve months from the reclassification. Therefore, these assets were reclassified from held for trading to loans and receivables (refer to Note 27c for more information).

Renegotiated loans

A renegotiated or restructured loan is a loan for which the terms have been modified or for which additional collateral has been requested that was not contemplated in the original contract.

Typical key features of terms and conditions granted through renegotiation to avoid default include the provision of special interest rates, postponement of interest or amortization payments, modification of the schedule of repayments or amendment of loan maturity. There is no change in the EIR following a renegotiation.

If a loan is renegotiated with concessionary conditions (i.e., new terms and conditions are agreed which do not meet the normal market criteria for the quality of the obligor and the type of loan,) the position is still classified as non-performing and is rated as being in counterparty default. It will remain so until the loan is collected or written off and will be assessed for impairment on an individual basis.

If a loan is renegotiated on a non-concessionary basis (e.g., additional collateral is provided by the client, or new terms and conditions are agreed which meet the normal market criteria, for the quality of the obligor and the type of loan,) the loan will be re-rated using the Group’s regular rating scale. In these circumstances, the loan is removed from impaired status and therefore included in our collective assessment of loan loss allowances. For the purposes of measuring credit losses, within the collective loan loss assessment these loans are not segregated from other loans which have not been renegotiated. Management regularly reviews all loans to ensure that all criteria according to the loan agreement continue to be met and that future payments are likely to occur.

A restructuring of a loan could lead to a fundamental change in the terms and conditions of a loan, resulting in the original loan being derecognized and a new loan being recognized. A change is considered fundamental if the present value of the contractual cash flows (as a proportion of notional) has been changed by 10% or more, or there has been a significant change in the risk profile of the loan.

If a loan is derecognized in these circumstances, the new loan is measured at fair value at initial recognition. Any allowance taken to date against the original loan is eliminated and is not attributed to the new loan. Consequently, the new loan is not considered impaired and is included within the general collective loan assessment for the purpose of measuring credit losses.

11) Allowances and provisions for credit losses

An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due (or the equivalent thereof) on a claim based on the original contractual terms due to credit deterioration of the issuer or counterparty. A “claim” means a loan or receivable carried at amortized cost, or a commitment such as a letter of credit, a guarantee, or another similar instrument. Objective evidence of impairment includes significant financial difficulty for the issuer or counterparty, default or delinquency in interest or principal payments, or it becoming probable that the borrower will enter bankruptcy or financial reorganization.

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An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet. For an off-balance-sheet item, such as a commitment, a provision for credit loss is reported in Provisions. Changes to allowances and provisions for credit losses are recognized as Credit loss expense.

Allowances and provisions for credit losses are evaluated at both a counterparty-specific level and collectively based on the following principles:

Counterparty-specific: A loan is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due (or the equivalent value thereof) based on the original contractual terms. Individual credit exposures are evaluated based on the borrower’s character, overall financial condition and capacity, resources and payment record, the prospects for support from any financially responsible guarantors and, where applicable, the realizable value of any collateral. The estimated recoverable amount is the present value, using the claim’s original EIR, of expected future cash flows including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR. Impairment is measured and allowances for credit losses are established based on the difference between the carrying amount and the estimated recoverable amount. Upon impairment, the accrual of interest income based on the original terms of the loan is discontinued. The increase of the present value of the impaired loan due to the passage of time is reported as Interest income.

All impaired loans are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared with prior estimates result in a change in the allowance for credit losses and are charged or credited to Credit loss expense/recovery. An allowance for impairment is reversed only when the credit quality has improved to such an extent that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim, or the equivalent value thereof. A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against previously established allowances for credit losses or, if no allowance has been established previously, directly to Credit loss expense/recovery. Recoveries, in part or in full, of amounts previously written off are credited to Credit loss expense/recovery.

A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days, when insolvency proceedings have commenced, or when obligations have been restructured on concessionary terms. Loans are evaluated individually for impairment when amounts have been overdue by more than 90 days, or sooner if other objective evidence indicates that a loan may be impaired.

Collectively: All loans for which no impairment is identified at a counterparty-specific level are grouped on the basis of the Group’s internal credit grading system that considers credit risk characteristics such as asset type, industry, geographical location, collateral type, past-due status and other relevant factors, to collectively assess whether impairment exists within a portfolio. Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions of the group of financial assets on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently in the portfolio. Estimates of changes in future cash flows for the group of financial assets reflect, and are directionally consistent with, changes in related observable data from year to year. The methodology and assumptions used for estimating future cash flows for the group of financial assets are reviewed regularly to reduce any differences between loss estimated and actual loss experience. Allowances from collective assessment of impairment are recognized as Credit loss expense/recovery and result in an offset to the aggregated loan position. As the allowance cannot be allocated to individual loans, the loans are not considered to be impaired and interest is accrued on each loan according to its contractual terms. If objective evidence becomes available that indicates that an individual financial asset is impaired, it is removed from the group of financial assets assessed for impairment on a collective basis and is assessed separately as a counterparty-specific claim.

Reclassified securities and acquired securities carried at amortized cost: Estimated cash flows associated with financial assets reclassified from the held for trading category to loans and receivables in accordance with the requirements in item 10) and other similar assets acquired subsequently are revised periodically. Adverse revisions in cash flow estimates related to credit events are recognized in the income statement as Credit loss expense. For reclassified securities, increases in estimated future cash receipts, as a result of increased recoverability over those expected at the time of reclassification, are recognized as an adjustment to the EIR on the loan from the date of change (refer to Note 27c for more information).

Refer to Note 12 for more information on allowances and provisions for credit loss.

12) Securitization structures set up by UBS

UBS securitizes certain financial assets, generally selling Trading portfolio assets to SE which issue securities to investors. UBS applies the policies set out in item 3) in determining whether the respective SE must be consolidated and those set out in item 5) in determining whether derecognition of transferred financial assets is appropriate. The following statements mainly apply to transfers of financial assets which qualify for derecognition.

Gains or losses related to the sale of Trading portfolio assets involving a securitization are generally recognized when the derecognition criteria are satisfied with the gain or loss being classified in Net trading income.

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Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (“retained interests”). Retained interests are primarily recorded in Trading portfolio assets and are carried at fair value. Synthetic securitization structures typically involve derivative financial instruments for which the principles set out in item 15) apply.

UBS acts as structurer and placement agent in various mortgage-backed securities (MBS) and other asset-backed securities (ABS) securitizations. In such capacity, UBS may purchase collateral on its own behalf or on behalf of clients during the period prior to securitization. UBS then typically sells the collateral into designated trusts upon closing of the securitization. In other securitizations, UBS may only provide financing to a designated trust in order to fund the purchase of collateral by the trust prior to securitization. UBS underwrites the offerings to investors, earning fees for its placement and structuring services. Consistent with the valuation of similar inventory, fair value of retained tranches is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. Where possible, assumptions based on observable transactions are used to determine the fair value of retained interests, but for some interests substantially no observable information is available.

Refer to Note 30c for more information on the Group’s involvement with securitization entities.

13) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis. In such transactions, UBS typically borrows or lends equity and debt securities in exchange for securities or cash collateral. Additionally, UBS borrows securities from its clients’ custody accounts in exchange for a fee. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors on a daily basis the market value of the securities received or delivered and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent) and cash collateral delivered is derecognized and a corresponding receivable reflecting UBS’s right to receive it back is recorded (Cash collateral on securities borrowed). The securities which have been transferred are not recognized on, or derecognized from, the balance sheet unless the risks and rewards of ownership are also transferred. Refer to item 5) for more information. UBS-owned securities transferred to a borrower that is granted the right to sell or repledge those transferred securities are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral. Securities received in a borrowing transaction are disclosed as off-balance-sheet items if UBS has the right to resell or repledge them, with additional disclosure provided for securities that UBS has actually resold or repledged. The sale of securities which is settled by delivering securities received in a borrowing or lending transaction generally triggers the recognition of a trading liability (short sale). Where securities are either received or paid in lieu of cash (“securities for securities” transactions), neither the securities received (paid) nor the obligation to return (right to receive) the securities are recognized on the balance sheet, as the derecognition criteria are not met. Refer to item 5) for more information.

Interest receivable or payable for financing transactions is recognized in the income statement on an accrual basis and is recorded as Interest income or Interest expense.

Refer to Notes 11, 25 and 26 for more information on securities borrowing and lending.

14) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are treated as collateralized financing transactions. Nearly all reverse repurchase and repurchase agreements involve debt instruments, such as bonds, notes or money market paper. The transactions are normally conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. UBS monitors on a daily basis the market value of the securities received or delivered and requests or provides additional collateral or returns or recalls surplus collateral in accordance with the underlying agreements.

In a reverse repurchase agreement, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Reverse repurchase agreements, recognizing UBS’s right to receive the cash back. In a repurchase agreement, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in the balance sheet line Repurchase agreements. Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are transferred. UBS-owned securities transferred to a recipient that is granted the right to resell or repledge them are presented on the balance sheet as Trading portfolio assets, of which: assets pledged as collateral. Securities received in reverse repurchase agreements are disclosed as off-balance-sheet items if UBS has the right to resell or repledge them, with additional disclosure provided for securities that UBS has actually resold or repledged (refer to Note 25 for more information). Additionally, the sale of securities which is settled by delivering securities received in

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reverse repurchase transactions generally triggers the recognition of a trading liability (short sale).

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.

The Group generally offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and Central Securities Depository (CSD) in accordance with the relevant accounting requirements. Refer to item 35) for more information.

Refer to Notes 11, 25 and 26 for more information on repurchase and reverse repurchase transactions.

15) Derivative instruments and hedge accounting

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are remeasured subsequently to fair value. The method of recognizing fair value gains or losses depends on whether derivatives are held for trading or are designated and effective as hedging instruments. If designated as hedging instruments, the method of recognizing gains or losses depends on the nature of the risk being hedged as described within this item.

Derivative instruments are generally reported on the balance sheet as Positive replacement values or Negative replacement values. Derivative instruments that trade on an exchange or through a clearing house are generally classified as Cash collateral receivables on derivative instruments or Cash collateral payables on derivative instruments. They are not classified within replacement values because the change in fair value of these instruments is settled each day, either in fact or in substance, through the cash payment of variation margin. Products that receive this treatment are futures contracts, 100% daily margined exchange-traded options, interest rate swaps transacted with the London Clearing House and certain credit derivative contracts. Changes in the fair values of derivatives are recorded in Net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships.

Refer to Note 14 for more information on derivative instruments and hedge accounting.

Hedge accounting

The Group uses derivative instruments as part of its risk management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria specified below, they may be designated as hedging instruments in hedges of the change in fair value of recognized assets or liabilities (“fair value hedges”), hedges of the variability in future cash flows attributable to a recognized asset or liability or highly probable forecast transactions (“cash flow hedges”) or hedges of a net investment in a foreign operation (“net investment hedges”).

At the time a financial instrument is designated in a hedge relationship, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with the designated risk of the hedged items. A hedge is considered highly effective if the following criteria are met: a) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk and b) actual results of the hedge are within a range of 80% to 125%. In the case of hedging forecast transactions, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. The Group discontinues hedge accounting voluntarily, or when the Group determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge, when the derivative expires or is sold, terminated or exercised, when the hedged item matures, is sold or repaid or when forecast transactions are no longer deemed highly probable.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes in the present value of (expected) future cash flows of the hedged item. Such ineffectiveness is recorded in current period earnings in Net trading income. Interest income and expense on derivatives designated as hedging instruments in effective hedge relationships is included in Net interest income.

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the carrying value of the hedged item. If the hedge accounting relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”) is amortized to the income statement over the remaining term to maturity of the hedged item.

For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected within Other assets or Other liabilities. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the amount included in Other assets or Other liabilities is

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amortized to the income statement over the remaining term to maturity of the hedged items.

Cash flow hedges

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to profit or loss.

If a cash flow hedge for forecasted transactions is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Equity remain there until the committed or forecasted transactions occur and affect profit or loss. If the forecasted transactions are no longer expected to occur, the deferred gains or losses are reclassified immediately to profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon loss of control of the foreign operation or its liquidation, the cumulative value of any such gains or losses associated with the entity, and recognized directly in Equity, is reclassified to the income statement.

Economic hedges that do not qualify for hedge accounting

Derivative instruments that are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes (i.e., realized and unrealized gains and losses are recognized in Net trading income), except for the forward points on certain short duration foreign exchange contracts, which are reported in Net interest income. Refer to Note 14 for more information on economic hedges.

Embedded derivatives

Derivatives may be embedded in other financial instruments (“host contracts”), for example, they could be represented by the conversion feature embedded in a convertible bond. Such combinations are known as hybrid instruments and arise predominantly from the issuance of certain structured debt instruments. An embedded derivative is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss if:

(i) the host contract is not carried at fair value with changes in fair value reported in the income statement, (ii) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and (iii) the terms of the embedded derivative would meet the definition of a standalone derivative were they contained in a separate contract. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract, and are shown in Note 27a in the “Held for trading” category, reflecting the measurement and recognition principles applied.

Typically, UBS applies the fair value option to hybrid instruments (refer to item 8) for more information), in which case bifurcation of an embedded derivative component is not required.

16) Loan commitments

Loan commitments are defined amounts (unutilized credit lines or undrawn portions of credit lines) against which clients can borrow money under defined terms and conditions.

Loan commitments that can be cancelled by UBS at any time (without giving a reason) according to their general terms and conditions, are not recognized on the balance sheet and are not included in the off-balance-sheet disclosures. Upon a loan draw-down by the counterparty, the amount of the loan is accounted for in accordance with Loans and receivables. Refer to item 10) for more information.

Irrevocable loan commitments (where UBS has no right to withdraw the loan commitment once communicated to the beneficiary, or which are revocable only due to automatic cancellation upon deterioration in a borrower’s creditworthiness) are classified into the following categories:

–

derivative loan commitments, being loan commitments that can be settled net in cash or by delivering or issuing another financial instrument, or loan commitments for which there is evidence of selling loans resulting from similar loan commitments before or shortly after origination;

–	loan commitments designated at fair value through profit and loss (refer to item 8) for more information) and
–

all other loan commitments. These are not recorded in the balance sheet, but a provision is recognized if it is probable that a loss has been incurred and a reliable estimate of the amount of the obligation can be made. Other loan commitments include irrevocable forward starting reverse repurchase and irrevocable securities borrowing agreements. Any change in the liability relating to these other loan commitments is recorded in the income statement in Credit loss expense/recovery. Refer to items 11) and 27) for more information.

17) Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments

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Note 1 Summary of significant accounting policies (continued)

when due in accordance with the terms of a specified debt instrument. UBS issues such financial guarantees to banks, financial institutions and other parties on behalf of clients to secure loans, overdrafts and other banking facilities.

    Certain written financial guarantees that are managed on a fair value basis are designated at fair value through profit or loss. Refer to item 8) for more information. Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement in Credit loss expense/recovery.

18) Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less including cash, money market paper and balances with central and other banks.

19) Physical commodities

Physical commodities (precious metals, base metals and other commodities) held by UBS as a result of its broker-trader activities are accounted for at fair value less costs to sell and recognized within Trading portfolio assets. Changes in fair value less costs to sell are recorded in Net trading income.

20) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, information technology hardware, externally purchased and internally developed software and communication and other similar equipment. With the exception of investment properties, Property and equipment is carried at cost (which includes capitalized interest from associated borrowings, where applicable), less accumulated depreciation and impairment losses, and is reviewed periodically for impairment.

Refer to Note 16 for more information on property and equipment.

Classification of own-used property

Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and/or for capital appreciation. Where a property of the Group includes an own-used portion and an investment portion which can be sold separately, they are separately accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used unless the portion used by the Group is minor. The classification of property is reviewed on a regular basis. When the use of a property changes from own-used to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in profit or loss to the extent that it reverses a previous impairment loss on the specific property, with any remaining gain recognized in Other comprehensive income and presented in the revaluation reserve in equity. Any loss is recognized immediately in profit or loss. When an investment property is reclassified as own-used property, its fair value at the date of reclassification becomes its cost basis for subsequent measurement purposes.

Investment property

Investment property is carried at fair value with changes in fair value recognized in the income statement in Other income in the period of change.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs required to bring a leased property back into its original condition at the end of the lease is capitalized as part of total leasehold improvements with a corresponding liability recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful lives and the liability is relieved as cash payments are applied.

Property held for sale

Where UBS has decided to sell non-current assets such as property or equipment and the sale of these assets is highly probable to occur within 12 months, these assets are classified as non-current assets held for sale and are reclassified to Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less cost to sell.

Software

Software development costs are recognized only when the costs can be measured reliably and it is probable that future economic benefits will arise. Internally generated software that meets these criteria is classified in property and equipment, together with purchased software.

Estimated useful life of property and equipment

Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows.

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Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Properties, excluding land	Not exceeding 67 years

Leasehold improvements	Residual lease term

Other machines and equipment	Not exceeding 10 years

IT hardware and communication equipment	Not exceeding 5 years

Software	Not exceeding 5 years

21) Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized. It is tested annually for impairment and, additionally, when an indication of impairment exists at the end of each reporting period. For goodwill impairment testing purposes, UBS considers the segments reported in Note 2a as separate cash-generating units, since this is the level at which the performance of investments is reviewed and assessed by management. The recoverable amount of a segment is determined on the basis of its value-in-use.

Intangible assets comprise separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized. In nearly all cases, identified intangible assets have a definite useful life. At each balance sheet date, intangible assets are reviewed for indications of impairment. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Intangible assets are classified into two categories: (i) infrastructure and (ii) customer relationships, contractual rights and other. Infrastructure consists of a branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Client relationships, contractual rights and other includes mainly intangible assets for client relationships, non-compete agreements, favorable contracts, trademarks and trade names acquired in business combinations.

Refer to Note 17 for more information on goodwill and intangible assets.

22) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognized as a deferred tax asset if it is probable that future taxable profit (based on profit forecast assumptions) will be available against which those losses can be utilized.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods, but only to the extent that it is probable that sufficient taxable profits will be available against which these differences can be utilized. Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realized or the liability will be settled based on enacted rates.

Tax assets and liabilities of the same type (current or deferred) are offset when they arise from the same tax reporting group, they relate to the same tax authority, the legal right to offset exists, and they are intended to be settled net or realized simultaneously.

Current and deferred taxes are recognized as income tax benefit or expense in the income statement except for current and deferred taxes recognized (i) upon the acquisition of a subsidiary, (ii) for unrealized gains or losses on financial investments available-for-sale, for changes in fair value of derivative instruments designated as cash flow hedges, for remeasurements of defined benefit plans, and for certain foreign currency translations of foreign operations, (iii) for certain tax benefits on deferred compensation awards, and (iv) for gains and losses on the sale of treasury shares. Deferred taxes recognized in a business combination (point (i)) are considered when determining goodwill. Amounts relating to points (ii), (iii) and (iv) are recognized directly in equity as Other comprehensive income.

Refer to Note 8 for more information on income taxes.

23) Debt issued

Debt issued is carried at amortized cost. In cases where, as part of the Group’s risk management management activity, fair value hedge accounting is applied to fixed-rate debt instruments carried at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure. Refer to item 15) for more information on hedge accounting. In most cases, structured notes issued are designated at fair value through profit or loss using the fair value option, on the basis that they are managed on a fair value basis, that the structured notes contain an embedded derivative, or both. Refer to item 8) for more information on the fair value option. The fair value option is not applied to certain structured notes that contain embedded derivatives that reference foreign exchange rates and/or precious metal prices. For these instruments, the embedded derivative component is measured on a fair value basis and the related underlying debt host component is measured on an amortized cost basis, with both components presented together within Debt issued.

Debt issued and subsequently repurchased in relation to market-making or other activities is treated as redeemed. A gain or loss on redemption is recorded in Other income depending on

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whether the repurchase price of the bond is lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt. Interest expense on debt instruments measured at amortized cost is included in Interest on debt issued.

Refer to Note 21 for more information on debt issued.

24) Pension and other post-employment benefit plans

UBS sponsors a number of post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits such as medical and life insurance benefits that are payable after the completion of employment.

Refer to Note 28 for more information on pension and other post-employment benefit plans.

Defined benefit pension plans

Defined benefit pension plans specify an amount of benefit that an employee will receive, which is usually dependent on one or more factors such as age, years of service and compensation. The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets at the balance sheet date. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the measurement of the resulting defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, past service cost. These amounts, which take into account the specific features of each plan, including risk sharing between the employee and employer, are calculated periodically by independent qualified actuaries.

Defined contribution plans

A defined contribution plan is a pension plan under which UBS pays fixed contributions into a separate entity from which post-employment and other benefits are paid. UBS has no legal or constructive obligation to pay further contributions if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. UBS’s contributions are expensed when the employees have rendered services in exchange for such contributions. This is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Other post-retirement benefits

UBS also provides post-retirement medical and life insurance benefits to certain retirees in the US and the UK. The expected costs of these benefits are recognized over the period of employment using the same accounting methodology used for defined benefit pension plans.

25) Equity participation and other compensation plans

Equity participation plans

UBS has established several equity participation plans in the form of share plans, option plans and share-settled stock appreciation right (SAR) plans. UBS’s equity participation plans include mandatory, discretionary and voluntary plans. UBS recognizes the fair value of share, option and SAR awards, determined at the date of grant, as compensation expense over the period that the employee is required to provide services in order to earn the award.

    Awards that do not require the employee to provide future service to become entitled to the award, such as those granted to retirement eligible employees, including those employees who meet full career retirement criteria, are considered vested at the grant date. Compensation expense is fully recognized on the grant date, or in a period prior to the grant date if it is attributable to past service, and the amount of the award can be reasonably and reliably estimated. Such awards remain forfeitable until the legal vesting date if certain conditions are not met. Where no future service is required, forfeiture events occurring after the grant date do not result in a reversal of compensation expense because the related services have been received.

Plans requiring future service have either a tiered vesting structure, which vest in increments over a specified period, or a cliff vesting structure, which vest at the end of a specified period. Compensation expense is recognized over the service period on a tiered basis for awards that have a tiered vesting structure and on a straight-line basis for awards with a cliff vesting structure. Plans may contain provisions that shorten the required service period due to achievement of retirement eligibility or upon termination due to redundancy. In such instances, compensation expense is recognized over the period from grant date to the retirement eligibility or redundancy date. Forfeiture of these awards that occurs during the service period results in a reversal of compensation expense.

Awards settled in UBS shares or options are classified as equity instruments. The fair value of an equity-settled award is determined at the date of grant and is not subsequently remeasured, unless its terms are modified such that the fair value immediately after modification exceeds the fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately.

Cash-settled awards are classified as liabilities and are remeasured to fair value at each balance sheet date as long as the award is outstanding. Changes in fair value are reflected in compensation expense and, on a cumulative basis, no compensation expense is recognized for awards that expire worthless or remain unexercised.

Refer to Note 29 for more information on the determination of fair value of equity participation plans.

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Other compensation plans

UBS has established other fixed and variable deferred compensation plans, the values of which are not linked to UBS’s own equity. Deferred cash compensation plans are either mandatory or discretionary plans and include awards based on a notional cash amount, where ultimate payout is fixed or may vary based on achievement of performance conditions. Compensation expense is recognized over the period that the employee is required to provide services in order to earn the award. If the employee is not required to provide future services, such as for awards granted to employees who are retirement eligible, including those employees who meet full career retirement criteria, compensation expense is recognized on or prior to the grant date. The amount recognized during the service period is based on an estimate of the amount expected to be paid out under the plan, such that cumulative expense recognized ultimately equals the cash distributed to employees. For awards in the form of alternative investment vehicles or similar structures, which provide employees with a payout based on the value of specified underlying assets, the initial value is based on the fair value on the grant date of the underlying assets (e.g., money market funds, UBS and non-UBS mutual funds and other UBS-sponsored funds). This initial value is recognized over the period that the employee provides service to become entitled to the award. These awards are remeasured to fair value at each reporting date until the award is distributed. Changes in fair value, including increases and decreases in value, are recognized proportionately to the elapsed service period. Forfeiture of these awards results in the reversal of compensation expense.

Refer to Note 29 for more information on other compensation plans.

26) Amounts due under unit-linked investment contracts

Financial liabilities from unit-linked investment contracts are presented as Other liabilities on the balance sheet. These contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets.

Refer to Notes 13 and 23 for more information on unit-linked investment contracts.

27) Provisions

Provisions are liabilities of uncertain timing or amount, and are recognized when UBS has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The majority of UBS’s provisions relate to litigation, regulatory and similar matters, restructuring, employee benefits, real estate and loan commitments and guarantees. Provisions that are similar in nature are aggregated to form a class, while the remaining pro-visions, including those of less significant amounts, are presented under Other provisions. Provisions are presented separately on the balance sheet and, when they are no longer considered uncertain in timing or amount, are reclassified to Other liabilities – Other.

The Group recognizes provisions for litigation, regulatory and similar matters when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

Restructuring provisions are recognized when a detailed and formal restructuring plan has been approved and a valid expectation has been raised that the restructuring will be carried out, either through commencement of the plan or announcements to affected employees.

Provisions are recognized for lease contracts if the unavoidable costs of a contract exceed the benefits expected to be received under it (onerous lease contracts). For example, this may occur when a significant portion of leased property is expected to be vacant for an extended period.

Provisions for employee benefits are recognized mainly in respect of service anniversaries and sabbatical leave.

Provisions are recognized at the best estimate of the consideration required to settle the present obligation at the balance sheet date. Such estimates are based on all available information and are revised over time as more information becomes available. If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to settle or discharge the obligation, using a rate that reflects the current market assessments of the time value of money and the risks specific to the obligation.

A provision is not recognized when UBS has a present obligation that has arisen from past events but it is not probable that an outflow of resources will be required to settle it, or a sufficiently reliable estimate of the amount of the obligation cannot be made. Instead, a contingent liability is disclosed. Contingent liabilities are also disclosed for possible obligations that arise from past events whose existence will be confirmed only by uncertain future events not wholly within the control of UBS.

Refer to Note 22 for more information on provisions.

28) Equity, treasury shares and contracts on UBS AG shares

Transaction costs related to share issuances

Incremental transaction costs directly attributable to the issue of new shares or contracts with mandatory gross physical settlement classified as equity instruments are recognized in and deducted from Equity as Transaction costs related to share issuances, net of tax.

Non-controlling interests and preferred noteholders

Net profit and Equity are presented including non-controlling interests and preferred noteholders. Net profit is split into Net

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Note 1 Summary of significant accounting policies (continued)

profit attributable to UBS shareholders, Net profit attributable to non-controlling interests and Net profit attributable to preferred noteholders. Equity is split into Equity attributable to UBS shareholders, Equity attributable to non-controlling interests and Equity attributable to preferred noteholders.

UBS AG shares held (“treasury shares”)

UBS AG shares held by the Group are presented in Equity as Treasury shares at their acquisition cost which includes transaction costs. Treasury shares are deducted from Equity until they are cancelled or reissued. The difference between the proceeds from sales of treasury shares and their weighted average cost (net of tax, if any) is reported as Share premium.

Net cash settlement contracts

Contracts on UBS AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option which includes a choice of settling net in cash, are classified as held for trading, with changes in fair value reported in the income statement as Net trading income.

Contracts with mandatory gross physical settlement

UBS issues contracts with mandatory gross physical settlement in UBS AG shares where a fixed amount of shares is exchanged against a fixed amount of cash or another financial asset.

Written put options and forward share purchase contracts with gross physical settlement, including contracts where gross physical settlement is a settlement alternative, result in the recognition of a financial liability booked against Equity. The financial liability is subsequently accreted, using the EIR method, over the life of the contract to the nominal purchase obligation with the amount recognized in Interest expense. Upon settlement of the contract, the liability is derecognized against the consideration paid, and the amount of equity originally recognized as a liability is reclassified within Equity to Treasury shares. The premium received for writing such put options is recognized directly in Share premium.

All other contracts with mandatory gross physical settlement in UBS AG shares are presented in Equity as Share premium and accounted for at cost, which is added to or deducted from Equity as appropriate. Upon settlement of such contracts, the difference between the proceeds received and their cost (net of tax, if any) is reported as Share premium.

Preferred notes issued to non-consolidated preferred securities entities

On 1 January 2013, UBS deconsolidated certain entities that issued preferred securities which resulted in UBS recognizing the subordinated notes (that is, the preferred notes) issued to these entities rather than the preferred securities issued by them. Except for one preferred note, which is presented as a liability, these are presented as Equity attributable to preferred noteholders. UBS AG has fully and unconditionally guaranteed all contractual payments on the preferred securities. UBS’s obligations under these guarantees are subordinated to the full prior payment of the deposit liabilities of UBS and all other liabilities of UBS. Depending on whether the preferred notes include a contractual obligation to deliver cash, the preferred notes represent equity instruments or liabilities which are held by third parties. For instruments classified as equity, once a coupon payment becomes mandatory, that is, when it is triggered by a contractually defined event, the full dividend payment obligation on these preferred notes is reclassified from Equity to a corresponding liability. In the income statement the full dividend payment is reclassified from Net profit attributable to UBS shareholders to Net profit attributable to preferred noteholders at that time. For instruments classified as liabilities, interest is accrued through the income statement and presented within Net interest income.

29) Non-current assets held for sale

UBS classifies individual non-current assets and disposal groups as held for sale if such assets or disposal groups are available for immediate sale in their present condition subject to terms that are usual and customary for sales of such assets or disposal groups and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a plan to sell such assets and must be actively looking for a buyer. Furthermore, the assets must be actively marketed at a reasonable sales price in relation to their fair value and the sale must be expected to be completed within one year. The assets held for sale and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell and are presented in Other assets and Other liabilities. Non-current assets and liabilities of subsidiaries are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

Refer to Note 18 for more information on non-current assets held for sale.

30) Leasing

UBS enters into lease contracts, or contracts that include lease components, predominantly of premises and equipment, primarily as lessee. Leases that transfer substantially all the risks and rewards incidental to the ownership of assets, but not necessarily legal title, are classified as finance leases. All other leases are classified as operating leases.

Assets leased pursuant to finance leases are recognized on the balance sheet in Property and equipment and are amortized over the lesser of the useful life of the asset or the lease term, with corresponding amounts payable included in Due to banks/customers. Finance charges payable are recognized in Net interest income over the period of the lease based on the interest rate implicit in the lease on the basis of a constant yield.

Lease contracts classified as operating leases where UBS is the lessee are disclosed in Note 33. These contracts include non-cancellable long-term leases of office buildings in most UBS locations.

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Note 1 Summary of significant accounting policies (continued)

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences with control of the physical use of the property. Lease incentives are treated as a reduction of rental expense and are recognized on a consistent basis over the lease term.

Certain arrangements do not take the legal form of a lease but convey a right to use an asset in return for a payment or series of payments. For such arrangements, UBS determines at the inception of the arrangement whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and, if so, the arrangement is accounted for as a lease.

31) Fee income

UBS earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time (for example, investment fund fees, portfolio management and advisory fees) and fees earned from providing transaction-type services (for example, underwriting fees, corporate finance fees and brokerage fees). Fees earned from services that are provided over a certain period of time are recognized ratably over the service period, with the exception of performance-linked fees or fee components with specific performance criteria. Such fees are recognized when the performance criteria are fulfilled and when collectability is reasonably assured. Fees earned from providing transaction-type services are recognized when the service has been completed. Generally, fees are presented in the income statement in line with the balance sheet classification of the underlying instruments.

Loan commitment fees on lending arrangements, where there is an initial expectation that the facility will be drawn down, are deferred until the loan is drawn down and are then recognized as an adjustment to the effective yield over the life of the loan. If the commitment expires and the loan is not drawn down, the fees are recognized as revenue when the commitment expires. Where the initial expectation that the facility will be drawn down is remote, the loan commitment fees are recognized on a straight-line basis over the commitment period. If, subsequently, the commitment is actually exercised, the unamortized component of the loan commitment fees are amortized as an adjustment to the effective yield over the life of the loan.

Refer to Note 4 for more information on net fee and commission income.

32) Foreign currency translation

Transactions denominated in foreign currency are translated into the functional currency of the reporting unit at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities denominated in foreign currency are translated to the functional currency using the closing exchange rate. Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Foreign exchange differences on financial investments available-for-sale are recorded directly in Equity until the asset is sold or becomes impaired, with the exception of translation differences on the amortized cost of monetary financial investments available-for-sale which are reported in Net trading income, along with all other foreign exchange differences on monetary assets and liabilities.

Upon consolidation, assets and liabilities of foreign operations are translated into Swiss francs (CHF) – UBS’s presentation currency – at the closing exchange rate on the balance sheet date, and income and expense items are translated at the average rate for the period. The resulting foreign exchange differences are recognized directly in Foreign currency translation within Equity.

When a foreign operation is disposed of such that control, significant influence or joint control is lost, or the operation is liquidated, the cumulative amount in Foreign currency translation within Equity related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When UBS disposes of a portion of its interest in a subsidiary that includes a foreign operation but retains control, the related portion of the cumulative currency translation balance is reclassified to Non-controlling interests. When UBS disposes of a portion of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the related portion of the cumulative currency translation balance is reclassified to profit or loss.

Refer to Note 36 for more information on currency translation rates.

33) Earnings per share (EPS)

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share are calculated using the same method as for basic EPS and adjusting the net profit or loss for the period attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

Refer to Note 9 for more information on earnings per share.

34) Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its components, reflect the management structure of the Group. Additionally, the non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate

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Note 1 Summary of significant accounting policies (continued)

Center. Together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, which was exercised on 7 November 2013, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center called “Non-core and Legacy Portfolio.” Financial information about the five business divisions and the Corporate Center (with its components) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

The operating expenses of Corporate Center – Core Functions are allocated, based on internally determined allocation bases, to the reportable segments and presented under the appropriate line items, that is, Personnel expenses, General and administrative expenses, Depreciation and impairment of property and equipment and Amortization and impairment of intangible assets. These allocations are adjusted on a periodic basis and differences may arise between actual costs incurred and amounts recharged. These differences, together with own credit gains and losses on financial liabilities designated at fair value which are excluded from the measurement of performance of the business divisions, are considered reconciling differences to UBS Group results and are reported collectively under Corporate Center – Core Functions. UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship.

Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity.

In line with internal management reporting, segment assets are reported without intercompany balances on a third-party view basis. For the purpose of segment reporting under IFRS 8, the non-current assets consist of investments in associates and joint ventures, goodwill, other intangible assets and property and equipment.

Refer to Note 2 for more information on segment reporting.

35) Netting

UBS nets financial assets and liabilities on its balance sheet if it has a currently enforceable legal right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Netted positions include, for example, over-the-counter interest rate swaps transacted with the London Clearing House, netted by currency and across maturity dates, repurchase and reverse repurchase transactions entered into with both the London Clearing House and the Fixed Income Clearing Corporation, netted by counterparty, currency, central securities depository and maturity, as well as transactions with various other counterparties, exchanges and clearing houses.

Refer to Note 26 for more information on offsetting financial assets and financial liabilities.

b) Changes in accounting policies, comparability and other adjustments

Effective in 2013

IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB issued revised IFRS 7 Financial Instruments: Disclosures, requiring the disclosure of new information in respect of an entity’s use of enforceable netting arrangements. The amendments to IFRS 7 are intended to enable users of financial statements to better evaluate the effect or potential effect of netting arrangements on the entity’s financial position. The amendments require entities to disclose both gross and net amounts of recognized financial assets and liabilities associated with master netting agreements and similar arrangements, including the effects of financial collateral, whether or not presented net on the face of the balance sheet.

UBS adopted the revisions to IFRS 7 as of 1 January 2013 in accordance with the transitional provisions set out in the standard and the resultant disclosures are reflected in Note 26.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements. In October 2012, the IASB issued Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) which provide an exception to consolidation for certain “investment entities.” IFRS 10 establishes a single control-based model for assessing whether one entity should consolidate another, applying to all types of entities and replacing SIC 12 Consolidation – Special Purpose Enti-

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

IFRS 10: Effect on Total comprehensive income
	Effect on net profit								Effect on other comprehensive income
CHF million	Net interest income	Net fee and com- mission income	Net trading income	Other income	Net profit	Net profit attribut- able to preferred note holders	Net profit attribut- able to non-con- trolling interests	Net profit attribut- able to UBS share- holders	Unrealized gains/ (losses) on financial investments available-for -sale, net of tax	Foreign currency tran slation movement, net of tax	Other comprehensive income	Total comprehensive income
As previously reported for the year ended 31 December 2012	5,994	15,405	3,480	682	(2,235)	0	276	(2,511)	14	(544)	469	(1,766)

Changes in reported figures for the year	(16)	(8)	46	(41)	(20)	220	(271)	31	12	7	18	(2)

Restated amount for the year ended 31 December 2012	5,978	15,396	3,526	641	(2,255)	2205	5	(2,480)	26	(537)[1]	487	(1,767)

1  Of which CHF (511) million was attributable to UBS shareholders, CHF (41) million attributable to preferred noteholders and CHF 15 million attributable to non-controlling interests.

ties, and the consolidation principles within IAS 27 Consolidated and Separate Financial Statements, which has been renamed IAS 27 Separate financial Statements. Refer to Note 1a) 3) for further information.

On 1 January 2013, UBS adopted IFRS 10, resulting in a change in the consolidation status of certain entities. The Group consolidated certain investment funds where UBS’s exposure to variability indicates that its power as fund manager is in a principal capacity. In addition, UBS deconsolidated certain entities that were previously consolidated due to UBS’s exposure to a majority of risk and rewards, but where UBS does not have the ability to direct the relevant activities. UBS also deconsolidated certain entities where UBS’s involvement does not expose it to variable returns from the entity. This includes entities that issue preferred securities, the de-consolidation of which results in UBS recognizing the preferred notes issued to these entities instead of the preferred securities which were presented as equity attributable to non-controlling interests. Except for one preferred note issuance of CHF 1.2 billion which is classified as a liability, UBS presents the preferred notes as equity attributable to preferred noteholders.

UBS adopted IFRS 10 on a limited retrospective basis. The comparative 31 December 2012 balance sheet and other primary statements for the period ending 2012 have been restated to reflect the effects of adopting IFRS 10. The transition effects on the opening equity balance as of 1 January 2012 are presented in the Statement of changes in equity. No balance sheet as of the beginning of 2012 has been presented under IFRS 10 as adoption was not deemed to have a material impact on the Financial Statements. In addition, periods prior to 2012 are not required to be restated and are therefore presented on the basis of IAS 27 and SIC 12. Where a change in consolidation status was warranted, the financial results in 2012 have been restated to reflect the appropriate consolidation status as of the date that UBS obtained or lost control of the respective entity. No adjustments have been made for entities where, at the date of initial application, the consolidation status is unchanged from that under IAS 27 or SIC 12.

IFRS 10: Effect on the balance sheet
CHF million	Balance as of 31 December 2012 previously reported	Change in reported figures	Restated balance as of 31 December 2012
Total assets	1,259,232	565	1,259,797

of which: Positive replacement values	418,029	928	418,957

Total liabilities	1,208,983	1,714	1,210,697

of which: Due to customers	371,892	1,567	373,459

of which: Repurchase agreements	37,639	918	38,557

of which: Financial liabilities designated at fair value	92,878	(977)	91,901

Total equity	50,249	(1,149)	49,100

of which: equity attributable to UBS shareholders	45,895	54	45,949

of which: equity attributable to preferred noteholders	0	3,109	3,109

of which: equity attributable to non-controlling interests	4,353	(4,311)	42

Total liabilities and equity	1,259,232	565	1,259,797

Financial information

Note 1 Summary of significant accounting policies (continued)

The effect of adoption is shown in the tables on the previous page. There was no material impact on earnings per share.

The October 2012 amendments for investment entities had no impact on the Financial Statements as UBS Group does not itself meet the definition of an investment entity.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint arrangements, which supersedes IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The standard provides guidance on how to account for joint operations and joint ventures, considering the rights, obligations and legal form of the arrangement, with both defined as types of joint arrangements. The standard also addresses inconsistencies in the reporting of joint ventures by eliminating the proportionate consolidation approach and requiring that an investment be accounted for under the equity method under IAS 28. UBS adopted IFRS 11 on its mandatory effective date of 1 January 2013. As UBS already applies the equity method to account for its interests in joint ventures, the new standard had no impact on the Financial Statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which provides new and comprehensive annual disclosure requirements about entities with which a reporting entity is involved. IFRS 12 replaces the disclosure requirements previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investment in Associates and IAS 31 Interests in Joint Ventures. The standard requires entities to disclose information that helps users to evaluate the nature, risks and financial effects associated with a reporting entity’s interests in subsidiaries, associates, joint arrangements and, in particular, unconsolidated SE. UBS adopted the revised standard on its mandatory effective date of 1 January 2013 in accordance with the transitional provisions of the standard and the resultant disclosures are reflected in Note 30.

IAS 27 Separate Financial Statements

In May 2011, the IASB issued IAS 27 Separate Financial Statements, which amended and renamed IAS 27 Consolidated and Separate Financial Statements. The amendments resulted from the issuance of IFRS 10 Consolidated Financial Statements as stated above. As a result, IAS 27 now contains requirements relating to separate financial statements only. UBS adopted the IAS 27 amendments on their mandatory effective date of 1 January 2013 and the new standard had no impact on the Financial Statements.

IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB issued IAS 28 Investments in Associates and Joint Ventures, which amended and renamed IAS 28 Investments in Associates by incorporating the accounting for joint ventures. UBS adopted the IAS 28 amendments on the mandatory effective date of 1 January 2013 and the new standard had no impact on the Financial Statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements under IFRS. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The standard emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It clarifies that the unit of measurement is generally a particular asset or liability unless an entity manages and reports its net risk exposures on a portfolio basis, in which case it may elect to apply portfolio-level price adjustments under limited circumstances. It also introduces new disclosure requirements and enhancements to existing disclosures, which are reflected in Note 24.

IFRS 13 became effective for the Group on 1 January 2013 and has been applied prospectively from that date. As a result of implementing the unit of measurement guidance of the standard, the Group’s valuation reserves increased by approximately CHF 25 million as of 1 January 2013, decreasing operating profit before tax in 2013. In conjunction with the implementation of IFRS 13, the Group has refined its methodologies for estimating the sensitivity of fair value measurements to changes in unobservable valuation input assumptions. As a result, the 31 December 2012 comparative figures in Note 24i have been restated from CHF 1.2 billion to CHF 1.8 billion for favorable changes and from CHF 1.2 billion to CHF 1.4 billion for unfavorable changes.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued the revised IAS 1 Presentation of Financial Statements. The revised standard requires the grouping together for presentation purposes of items within other comprehensive income (OCI) into those that may be reclassified to profit or loss in subsequent periods and those that may not be. The revised standard reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. UBS adopted the revised standard on its mandatory effective date of 1 January 2013 and continues to provide two consecutive statements. The presentation in the statement of comprehensive income was revised in line with the new requirements.

IAS 36 Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36 Impairment of Assets)

In May 2013, the IASB published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36, Impairment of Assets) requiring disclosure, for a non-financial asset or a cash generating unit for which an impairment loss was recognized or reversed, of its recoverable amount and, if this was determined based on fair value less costs of disposal, additional fair value

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Note 1 Summary of significant accounting policies (continued)

information. UBS early adopted the narrow-scope amendments as of 31 December 2013, ahead of their mandatory effective date of 1 January 2014, in accordance with the transitional provisions of the amendments, with no material impact on the Financial Statements. Refer to Notes 16 and 17 for more information.

Annual Improvements to IFRSs 2009 – 2011

In May 2012, the IASB issued six amendments to five IFRSs as part of its annual improvements project. Of these amendments, UBS adopted the amendment to IAS 1 in 2012, ahead of its mandatory effective date of 1 January 2013 in accordance with the transitional provisions of the standard. UBS adopted the remaining amendments as of 1 January 2013 with no material impact on the Financial Statements.

IAS 1 Comparative Information

In line with the IAS 1 comparative period requirements which UBS adopted in 2012, UBS will no longer present a second comparative balance sheet unless it is required to do so as a consequence of a retrospective restatement or reclassification. For the year ended 31 December 2013, the Group is not required to present an additional balance sheet and therefore only one comparative balance sheet is disclosed as of 31 December 2012.

Corporate Center – Non-core and Legacy Portfolio

In line with our strategy to focus the Investment Bank’s business on its traditional strengths, UBS is exiting many business lines which are capital- and balance sheet-intensive or are in areas with high operational complexity or long tail risks. In 2013, these non-core activities and positions formerly in the Investment Bank were transferred to and are now managed and reported in the Corporate Center. Together with the Legacy Portfolio and the option to acquire the equity of the SNB StabFund, which was exercised on 7 November 2013, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center called “Non-core and Legacy Portfolio.” Prior period segment information was restated for this change. As a result, total assets of the Investment Bank as of 31 December 2012 decreased by CHF 390 billion, full year 2012 operating income decreased by CHF 1,147 million and full year 2012 operating expenses decreased by CHF 4,341 million, resulting in an overall increase in full year 2012 operating profit before tax of CHF 3,194 million, with corresponding movements in Corporate Center – Non-core and Legacy Portfolio. This restated information is not representative of the way the business was managed during those prior periods and as such is an estimate of such periods’ performance. Amounts were determined reflecting a number of assumptions and allocations in order to achieve comparability with how the business would be managed in the future.

Other transfers between reporting segments

The repurchase agreement and short-term interest rate cash units were transferred from the Investment Bank to the Asset Liability Management unit of Group Treasury within Corporate Center – Core Functions in 2013. Following this transfer, the Asset Liability Management unit oversees all financing, portfolio, and structural risk management activities for the Group. Revenues associated with the ongoing business activities of Asset Liability Management are allocated to the business divisions and Non-core and Legacy Portfolio, with the exception of excess funding costs. Prior period segment information was restated for this change. As a result, total assets of the Investment Bank as of 31 December 2012 decreased by CHF 20 billion, full year 2012 operating income decreased by CHF 314 million and full year operating expenses decreased by CHF 113 million, resulting in an overall decrease in full year operating profit before tax of CHF 201 million, with corresponding increases in Corporate Center – Core Functions. This restated information is only an estimate of such periods’ performance.

In 2013, the risk management responsibility for a portfolio of financial investments available-for-sale and associated cash and balances with central banks was transferred from Wealth Management Americas to Group Treasury within Corporate Center – Core Functions. Following this transfer, net interest income associated with that portfolio has been allocated back to Wealth Management Americas, whereas realized gains and losses arising from the sales and impairments of individual financial investments are retained by Group Treasury. Prior period segment information was restated for this change. As a result, total assets of Wealth Management Americas as of 31 December 2012 decreased by CHF 20 billion and full year 2012 non-interest income decreased by CHF 220 million, with corresponding increases in Corporate Center – Core Functions.

Definition of restructuring charges

In 2013, UBS expanded its definition of restructuring charges to include non-recurring and other temporary costs necessary to effect its restructuring programs. Refer to Note 32 for more information.

Accrued income and prepaid expenses, accrued expenses and deferred income

Starting with the fourth quarter of 2013, Accrued income and prepaid expenses as well as Accrued expenses and deferred income are no longer presented as separate line items in the balance sheet but under Other assets and Other liabilities, respectively. Comparative information was adjusted accordingly. Refer to Notes 18 and 23 for more information. This change in presentation did not impact net profit, total assets or total liabilities.

Financial information

Note 1 Summary of significant accounting policies (continued)

c) International Financial Reporting Standards and Interpretations to be adopted in 2014 and later and other adjustments

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments, which includes revised guidance on the classification and measurement of financial assets. In October 2010, the IASB updated IFRS 9 to include guidance on financial liabilities and derecognition of financial instruments. The publication of IFRS 9 represented the completion of the first part of a multi-stage project to replace IAS 39 Financial Instruments: Recognition and Measurement.

The standard requires all financial assets, except equity instruments, to be classified at fair value through profit or loss or amortized cost on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option if doing so would significantly reduce or eliminate an accounting mismatch. Equity instruments that are not held for trading may be accounted for at fair value through other comprehensive income (OCI).

The accounting guidance for financial liabilities is unchanged with one exception: any gain or loss arising on a financial liability designated at fair value through profit or loss that is attributable to changes in the credit risk of that liability (own credit) is presented in OCI and not recognized in profit or loss. There is no subsequent recycling of realized gains or losses from OCI to profit or loss.

In November 2013, the IASB issued IFRS 9 Financial Instruments (Hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39). This standard contains guidance on hedge accounting that will replace the existing requirements of IAS 39, introducing substantial changes to hedge effectiveness and eligibility requirements as well as new disclosures. The amendments also remove the previous mandatory effective date of 1 January 2015 for all of the IFRS 9 requirements, with a final effective date to be decided upon when the project is closer to completion. Subsequently, the IASB has tentatively decided that the mandatory effective date will be for annual periods beginning on or after 1 January 2018. The standard further amends IFRS 9 to permit entities to early adopt the own credit presentation changes without having to apply any of the other requirements of IFRS 9.

UBS is currently assessing the impact of the new requirements on the Financial Statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

In December 2011, the IASB issued Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation). The amendments to IAS 32 restrict offsetting on the balance sheet to only those arrangements in which an offsetting right exists that is unconditional and legally enforceable, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the coun-terparties. The amendments also provide incremental guidance for determining when gross settlement systems result in the functional equivalent of net settlement.

Upon adoption as of 1 January 2014, UBS expects, based on current assumptions, that certain derivative arrangements will no longer qualify for offset. Consequently, had the amendments been effective as of 31 December 2013, total assets and liabilities would increase by approximately CHF 10 billion, with no impact on total equity or net profit. UBS’s Basel III capital, capital ratios and Swiss SRB leverage ratio are not expected to be significantly impacted. Some application issues are in the process of being resolved, hence, the actual impact may be different from that currently estimated.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

In June 2013, the IASB issued Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement) to provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws and regulations, provided certain criteria are met. The amendment is applicable retrospectively and is effective on 1 January 2014. Adoption of the amendment will not have a material impact on the Financial Statements.

IFRIC Interpretation 21, Levies

In May 2013, the IASB issued IFRIC Interpretation 21, Levies. IFRIC 21 sets out the accounting for an obligation to pay a government levy that is not within the scope of IAS 12, Income Taxes. The interpretation specifies that liabilities for levies should not be recognized prior to the occurrence of a specified triggering event, regardless of whether an entity has no realistic ability to avoid the triggering event. The interpretation is applicable retrospectively and is effective on 1 January 2014. Adoption of the interpretation will not have a material impact on the Financial Statements.

Narrow-scope amendments to IAS 19 Employee Benefits

In December 2013, the IASB issued Defined Benefit Plans: Employee Contributions (Amendments to IAS 19, Employee Benefits). The amendments offer an alternative, simplified treatment for considering contributions from employees or third parties in the calculation of the defined benefit obligation if the amount of employee or third-party contributions is independent of the number of years of service. Under the alternative treatment, an entity may recognize such contributions as a reduction in service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. This is applicable for the Swiss pension plan, whereby UBS currently attributes employee contributions to the periods of service in accordance with the plan’s benefit formula. The amendments to IAS 19 are applicable retrospectively, for UBS on 1 January 2015, with earlier adoption permitted. UBS does not expect to apply the alternative treatment introduced by this amendment to IAS 19.

379

Financial information

Notes to the consolidated financial statements

Note 1 Summary of significant accounting policies (continued)

Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 – 2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011 –2013 Cycle that resulted in 12 amendments to nine IFRSs. Generally, the amendments are effective for UBS on 1 January 2015, with early adoption permitted. UBS is currently assessing the impact of the amendments on the Financial Statements.

Fair value measurements – funding valuation adjustments

UBS and, more broadly, other major dealers in derivatives, are currently analyzing how the costs and benefits of funding associated with uncollateralized derivative receivables and payables can be incorporated into their valuation techniques. Those costs and benefits (referred to as “funding valuation adjustments”) differ from credit valuation adjustments (CVA) and debit valuation adjustments (DVA) (refer to “Note 24 Fair value measurement’’), and theoretically represent a spread over LIBOR to compensate for the inherent cost of funding those uncollateralized derivative positions. Currently, there are diverse views within the industry as to how such inputs should be quantified and applied. We expect to incorporate funding valuation adjustments into our fair value measurements, prospectively, as a change in accounting estimate, possibly during 2014, when our analysis is completed and the related financial effects can be validated. Notably, our exposure to uncollateralized derivatives continues to reduce in line with the accelerated implementation of our strategy to exit many of the businesses with which they are associated.

Financial information

Note 2a Segment reporting

UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Retail & Corporate

Retail & Corporate maintains a leading position across retail, corporate and institutional client segments in Switzerland and constitutes a central building block of UBS Switzerland’s pre-eminent universal bank model. It provides comprehensive financial products and services embedded in a true multi-channel experience, offering clients convenient access. It continues to enhance the range of life-cycle products and services offered to clients, while pursuing additional growth in advisory and execution services.

Global Asset Management

Global Asset Management is a large-scale asset manager with diversified businesses across investment capabilities, regions and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers financial advisory and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises Corporate Center – Core Functions and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Core Functions provides Group-wide control functions including finance, risk control (including compliance) and legal. In addition, it provides all logistics and support functions, including operations, information technology, human resources, corporate development, regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical security, information security, offshoring and treasury services such as funding, balance sheet and capital management. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with the above-mentioned activities to the businesses based on capital and service consumption levels. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions previously part of the Investment Bank.

Financial information

Notes to the consolidated financial statements

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the year ended 31 December 2013

Net interest income	2,061	936	2,144	(20)	886	(31)	(191)	5,786

Non-interest income	5,512	5,629	1,630	1,954	7,712	(976)	535	21,997

Income3,[4,5]	7,573	6,565	3,774	1,935	8,599	(1,007)	344	27,782

Credit loss (expense)/recovery	(10)	(27)	(18)	0	2	0	3	(50)

Total operating income	7,563	6,538	3,756	1,935	8,601	(1,007)	347	27,732

Personnel expenses	3,371	4,574	1,442	873	3,984	424	515	15,182

General and administrative expenses	1,650	924	875	448	2,040	422	2,022	8,380

Services (to)/from other business divisions	97	13	(162)	(17)	3	1	65	0

Depreciation and impairment of property and equipment	190	121	143	47	260	0	55	816

Amortization and impairment of intangible assets[6]	8	49	0	8	14	0	3	83

Total operating expenses[7]	5,316	5,680	2,298	1,359	6,300	847	2,660	24,461

Operating profit/(loss) before tax	2,247	858	1,458	576	2,300	(1,854)	(2,312)	3,272

Tax expense/(benefit)								(110)

Net profit/(loss)								3,381

Additional Information

Total assets[8]	109,758	45,491	141,369	14,223	241,103	247,407	210,508	1,009,860

Additions to non-current assets	5	1	17	1	81	1,236	0	1,341

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on changes to reporting segments.  2  Certain cost allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.  3  Impairments of financial investments available-for-sale for the year ended 31 December 2013 were as follows: Wealth Management CHF 10 million, Global Asset Management CHF 3 million, Investment Bank CHF 20 million, Corporate Center – Non-core and Legacy Portfolio CHF 8 million.  4  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.  5  Refer to “Note 24 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.  6  Refer to “Note 17 Goodwill and intangible assets” for more information on goodwill and other intangible assets by segment.  7  Refer to “Note 32 Changes in organization” for information on restructuring charges.  8  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

Financial information

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the year ended 31 December 2012

Net interest income	1,951	792	2,186	(21)	834	47	189	5,978

Non-interest income	5,089	5,099	1,569	1,904	6,310	(1,737)	1,327	19,563

Income[3],[4,5]	7,040	5,891	3,756	1,883	7,144	(1,689)	1,516	25,541

Credit loss (expense)/recovery	1	(14)	(27)	0	0	0	(78)	(118)

Total operating income	7,041	5,877	3,728	1,883	7,144	(1,689)	1,439	25,423

Personnel expenses	2,865	4,252	1,287	885	4,539	282	628	14,737

General and administrative expenses	1,360	893	857	395	2,312	1,696 [6]	1,141	8,653

Services (to)/from other business divisions	243	(15)	(370)	(10)	(202)	21	335	0

Depreciation and impairment of property and equipment	159	100	128	37	214	9	41	689

Impairment of goodwill[7]	0	0	0	0	0	0	3,030	3,030

Amortization and impairment of intangible assets[7]	7	51	0	8	13	0	28	106

Total operating expenses[8]	4,634	5,281	1,901	1,314	6,877	2,008	5,202	27,216

Operating profit/(loss) before tax	2,407	597	1,827	569	267	(3,698)	(3,764)	(1,794)

Tax expense/(benefit)								461

Net profit/(loss)								(2,255)

Additional Information

Total assets[9]	104,620	43,948	145,320	12,916	261,511	262,857	428,625	1,259,797

Additions to non-current assets	4	1	45	12	62	1,032	0	1,158

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on the adoption of IFRS 10 and changes to reporting segments.  2  Certain cost allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.  3  Impairments of financial investments available-for-sale for the year ended 31 December 2012 were as follows: Global Asset Management CHF 4 million, Investment Bank CHF 12 million, Corporate Center – Core Functions CHF 2 million, Corporate Center – Non-core and Legacy Portfolio CHF 67 million.  4  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.  5  Refer to “Note 24 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.  6  Includes charges of approximately CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates. Refer to “Note 22 Provisions and contingent liabilities” for more information.  7  Refer to “Note 17 Goodwill and intangible assets” for more information.  8  Refer to “Note 32 Changes in organization” for information on restructuring charges.  9  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations.

383

Financial information

Notes to the consolidated financial statements

Note 2a Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the year ended 31 December 2011

Net interest income	1,968	729	2,328	(15)	974	208	634	6,826

Non-interest income	5,666	4,490	1,858	1,817	5,838	1,724	(347)	21,046

Income[3,4,5]	7,634	5,219	4,186	1,803	6,813	1,932	286	27,872

Credit loss (expense)/recovery	11	(6)	(101)	0	(10)	(1)	22	(84)

Total operating income	7,645	5,213	4,085	1,803	6,802	1,931	309	27,788

Personnel expenses	3,300	3,830	1,702	954	5,026	116	706	15,634

General and administrative expenses	1,192	783	834	375	2,129	161	486	5,959

Services (to)/from other business divisions	318	(9)	(470)	(1)	(358)	19	503	0

Depreciation and impairment of property and equipment	165	99	136	38	208	73	43	761

Amortization and impairment of intangible assets[6]	37	48	0	8	15	0	19	127

Total operating expenses[7]	5,012	4,750	2,201	1,373	7,019	369	1,756	22,482

Operating profit/(loss) before tax	2,633	463	1,884	430	(217)	1,562	(1,448)	5,307

Tax expense/(benefit)								901

Net profit/(loss)								4,406

Additional Information

Total assets[8]	100,352	42,159	147,117	15,239	403,512	183,761	524,823	1,416,962

\Additions to non-current assets	5	25	22	18	90	1,013	19	1,192

1  Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for information on changes to reporting segments.  2  Certain cost allocations to the business divisions and Corporate Center Non-core and Legacy Portfolio are based on periodically agreed standard rates. This could lead to a difference between costs actually incurred by Corporate Center – Core Functions and charges to the business divisions and Corporate Center – Non-core and Legacy Portfolio.  3  Impairments of financial investments available-for-sale for the year ended 31 December 2011 were as follows: Wealth Management CHF 28 million, Corporate Center – Non-core and Legacy Portfolio CHF 12 million.  4  The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.  5  Refer to “Note 24 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.  6  Refer to “Note 17 Goodwill and intangible assets” for more information on goodwill and other intangible assets by segment.  7  Refer to “Note 32 Changes in organization” for information on restructuring charges.  8  The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e., the amounts do not include intercompany balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations.

Financial information

Note 2b Segment reporting by geographic location

The geographic analysis of operating income and non-current assets is based on the location of the entity in which the transactions and assets are recorded. This geographical information does not reflect the way the Group is managed. The segments of the Group are managed globally with a focus on cross-divisional collaboration and the interest of our clients to yield the maximum possible profitability by product line for the Group. The geographic analysis of operating income and non-current assets is provided in order to comply with IFRS.

For the year ended 31 December 2013
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,319	34	6,072	46

of which: USA	9,002	32	5,637	43

Asia Pacific	4,313	16	353	3

Europe, Middle East and Africa	3,373	12	1,455	11

of which: United Kingdom	2,189	8	628	5

of which: Rest of Europe	1,121	4	821	6

of which: Middle East and Africa	63	0	6	0

Switzerland	10,728	39	5,261	40

Total	27,732	100	13,141	100

For the year ended 31 December 2012
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,678	38	6,171	46

of which: USA	9,214	36	5,752	43

Asia Pacific	3,094	12	367	3

Europe, Middle East and Africa	1,609	6	1,494	11

of which: United Kingdom	118	0	647	5

of which: Rest of Europe	1,426	6	840	6

of which: Middle East and Africa	66	0	7	0

Switzerland	11,041	43	5,292	40

Total	25,423	100	13,324	100

For the year ended 31 December 2011
	Total operating income		Total non-current assets
	CHF million	Share %	CHF million	Share %
Americas	9,491	34	9,038	56

of which: USA	9,324	34	8,617	53

Asia Pacific	3,689	13	407	3

Europe, Middle East and Africa	3,115	11	1,687	10

of which: United Kingdom	1,385	5	653	4

of which: Rest of Europe	1,638	6	1,026	6

of which: Middle East and Africa	92	0	8	0

Switzerland	11,494	41	5,045	31

Total	27,788	100	16,177	100

Financial information

Notes to the consolidated financial statements

Income statement notes

Note 3 Net interest and trading income

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12

Net interest and trading income

Net interest income	5,786	5,978	6,826	(3)

Net trading income	5,130	3,526	4,343	45

Total net interest and trading income	10,915	9,504	11,169	15

Wealth Management	2,868	2,728	2,846	5

Wealth Management Americas	1,323	1,265	1,179	5

Retail & Corporate	2,485	2,467	2,661	1

Global Asset Management	9	9	8	0

Investment Bank	5,015	3,574	2,831	40

of which: Corporate Client Solutions	1,035	575	399	80

of which: Investor Client Services	3,980	2,999	2,432	33

Corporate Center	(784)	(540)	1,645	45

of which: Core Functions	(1,045)	(1,992)	1,765	(48)

of which: own credit on financial liabilities designated at fair value[1]	(283)	(2,202)	1,537	(87)

of which: Non-core and Legacy Portfolio	261	1,452	(121)	(82)

Total net interest and trading income	10,915	9,504	11,169	15

Net interest income

Interest income

Interest earned on loans and advances[2]	8,686	9,323	9,925	(7)

Interest earned on securities borrowed and reverse repurchase agreements	852	1,413	1,716	(40)

Interest and dividend income from trading portfolio	2,913	4,482	5,466	(35)

Interest income on financial assets designated at fair value	364	369	248	(1)

Interest and dividend income from financial investments available-for-sale	322	381	615	(15)

Total	13,137	15,968	17,969	(18)

Interest expense

Interest on amounts due to banks and customers	893	1,433	2,040	(38)

Interest on securities lent and repurchase agreements	829	1,208	1,352	(31)

Interest expense from trading portfolio[3]	1,846	2,442	2,851	(24)

Interest on financial liabilities designated at fair value	1,197	1,744	1,993	(31)

Interest on debt issued	2,586	3,163	2,907	(18)

Total	7,351	9,990	11,143	(26)

Net interest income	5,786	5,978	6,826	(3)

1  Refer to “Note 24 Fair value measurement” for more information on own credit.   2   Includes interest income on impaired loans and advances of CHF 15 million for 2013, CHF 16 million for 2012 and CHF 20 million for 2011.  3  Includes expense related to dividend payment obligations on trading liabilities.

Financial information

Note 3 Net interest and trading income (continued)

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12

Net trading income

Investment Bank Corporate Client Solutions	545	389	355	40

Investment Bank Investor Client Services	3,584	2,351	1,502	52

Other business divisions and Corporate Center	1,002	786	2,487	27

Net trading income	5,130	3,526	4,343	45

of which: net gains/(losses) from financial assets designated at fair value	99	420	419	(76)

of which: net gains/(losses) from financial liabilities designated at fair value[1,2]	(2,056)	(6,493)	7,437	(68)

1  Refer to “Note 24 Fair value measurement” for more information on own credit.  2  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

Net trading income in 2013 included a gain of CHF 431 million from the valuation of the option to acquire the SNB StabFund’s equity, reflected in the line Other business divisions and Corporate Center, compared with a gain of CHF 526 million in 2012 and a CHF 133 million loss in 2011.

Net trading income in 2011 included a loss of CHF 1,849 million due to the unauthorized trading incident, reflected in the line Investment Bank Investor Client Services.

Note 4 Net fee and commission income

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Equity underwriting fees	850	807	626	5

Debt underwriting fees	524	732	554	(28)

Total underwriting fees	1,374	1,539	1,180	(11)

M&A and corporate finance fees	613	679	992	(10)

Brokerage fees	4,035	3,836	4,169	5

Investment fund fees	3,803	3,626	3,577	5

Portfolio management and advisory fees	6,625	5,895	5,551	12

Insurance-related and other fees	485	451	368	8

Total securities trading and investment activity fees	16,935	16,026	15,837	6

Credit-related fees and commissions	367	414	438	(11)

Commission income from other services	873	833	827	5

Total fee and commission income	18,176	17,273	17,102	5

Brokerage fees paid	839	871	933	(4)

Other	1,050	1,006	933	4

Total fee and commission expense	1,889	1,876	1,866	1

Net fee and commission income	16,287	15,396	15,236	6

of which: net brokerage fees	3,196	2,965	3,236	8

Financial information

Notes to the consolidated financial statements

Note 5 Other income

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Associates and subsidiaries

Net gains/(losses) from disposals of subsidiaries[1]	111	(7)	(18)

Net gains/(losses) from disposals of investments in associates	0	0	20

Share of net profits of associates	49	88	42	(44)

Total	160	81	44	98

Financial investments available-for-sale

Net gains/(losses) from disposals	209	393	926	(47)

Impairment charges	(41)	(85)	(39)	(52)

Total	168	308	887	(45)

Net income from properties[2]	35	35	38	0

Net gains/(losses) from investment properties[3]	(16)	4	9

Other	233	213	490	9

Total other income	580	641	1,467	(10)

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.  2  Includes net rent received from third parties and net operating expenses.  3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

Net gains from disposals of financial investments available-for-sale in 2013 included a gain of CHF 74 million resulting from the divestment of the Group’s participation in Euroclear Plc., of which CHF 27 million was allocated to Retail & Corporate, CHF 25 million to Wealth Management and CHF 22 million to the Investment Bank. Further, it included net gains of CHF 61 million in Corporate Center – Core Functions. 2012 included net gains of CHF 272 million in Corporate Center – Core Functions, as well as gains of CHF 101 million in Corporate Center – Non-core and Legacy Portfolio, mainly related to the sale of an equity investment. 2011 included a gain of CHF 722 million from the sale of the strategic investment portfolio, of which CHF 433 million was allocated to Wealth Management and CHF 289 million to Retail & Corporate, as well as net gains of CHF 141 million in Corporate Center – Core Functions.

The line Other included net gains of CHF 53 million on sales of loans and receivables in 2013, compared with net losses of CHF 11 million in 2012 and net gains of CHF 344 million in 2011. Additionally, it included gains on sales of real estate of CHF 288 million in 2013, CHF 112 million in 2012 and CHF 78 million in 2011. 2013 further included losses of CHF 194 million related to the buyback of debt in public tender offers.

Financial information

Note 6 Personnel expenses

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Salaries	6,268	6,814	6,859	(8)

Variable compensation – performance awards[1]	2,986	3,000	3,516	0

of which: guarantees for new hires	76	134	173	(43)

Variable compensation – other[1]	288	367	191	(22)

of which: replacement payments[2]	78	109	121	(28)

of which: forfeiture credits	(146)	(174)	(215)	(16)

of which: severance payments[3]	114	303	239	(62)

of which: retention plan and other payments	242	128	46	89

Contractors	190	214	217	(11)

Social security	792	768	743	3

Pension and other post-employment benefit plans[4]	887	18	831

Wealth Management Americas: Financial advisor compensation[1,5]	3,140	2,873	2,518	9

Other personnel expenses	631	682	758	(7)

Total personnel expenses[6]	15,182	14,737	15,634	3

1  Refer to “Note 29 Equity participation and other compensation plans” for more information.  2  Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS.  3  Includes legally obligated and standard severance payments.  4  2012 included a credit of CHF 730 million related to changes to the Swiss pension plan and a credit of CHF 116 million related to changes to retiree medical and life insurance benefit plans in the US. Refer to “Note 28 Pension and other post-employment benefit plans” for more information.  5  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.  6  Included net restructuring charges of CHF 156 million, CHF 358 million and CHF 261 million for the years ended 31 December 2013, 31 December 2012 and 31  December 2011, respectively. Refer to “Note 32 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the year ended			% change from
CHF million	31.12.13	31.12.12	31.12.11	31.12.12
Occupancy	1,044	1,074	1,059	(3)

Rent and maintenance of IT and other equipment	458	473	429	(3)

Communication and market data services	609	632	616	(4)

Administration	638	636	621	0

Marketing and public relations	478	528	393	(9)

Travel and entertainment	451	450	470	0

Professional fees	1,032	908	822	14

Outsourcing of IT and other services	1,340	1,357	1,151	(1)

Provisions for litigation, regulatory and similar matters1,[2]	1,701	2,549	276	(33)

Other[3]	628	47	122

Total general and administrative expenses[4]	8,380	8,653	5,959	(3)

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 15 million, CHF 12 million and CHF 33 million for the years ended 31 December 2013, 31 December 2012 and 31 December 2011, respectively. A portion (CHF 21 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for 2013 as presented in “Note 22a Provisions” was recorded as other income rather than as general and administrative expenses.  2  Refer to “Note 22 Provisions and contingent liabilities” for more information.  3  2013 included a charge of CHF 110 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.  4  Included net restructuring charges of CHF 548 million, CHF 0 million and CHF 93 million for the years ended 31 December 2013, 31 December 2012 and 31 December 2011, respectively. Refer to “Note 32 Changes in organization” for more information.

Financial information

Notes to the consolidated financial statements

Note 8 Income taxes

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11

Tax expense/(benefit)
Swiss
Current	93	95	23
Deferred	455	23	1,041
Foreign
Current	342	72	83
Deferred	(1,000)	271	(246)

Total income tax expense/(benefit)	(110)	461	901

The Swiss current tax expense of CHF 93 million related to taxable profits, against which no losses were available to offset, earned by Swiss subsidiaries and also from the sale of real estate. The Swiss deferred tax expense of CHF 455 million mainly reflected the amortization of deferred tax assets previously recognized in relation to tax losses carried forward used to offset taxable profits for the year.

The foreign current tax expense of CHF 342 million related to a tax expense in respect of taxable profits earned by non-Swiss subsidiaries and branches, against which no losses were available to offset. The foreign net deferred tax benefit of CHF 1,000 million reflected a net upward revaluation of deferred tax assets based on a reassessment of future profitability taking into account updated business plan forecasts. This was partially offset by the amortization of deferred tax assets, as tax losses were used against taxable profits.

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are shown in the table below.

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Operating profit/(loss) before tax	3,272	(1,794)	5,307
of which: Swiss	3,323	4,040	4,652
of which: Foreign	(51)	(5,834)	654

Income tax at Swiss tax rate of 21% for both 2013 and 2012, and 21.5% for 2011	687	(377)	1,141

Increase/(decrease) resulting from:
Foreign tax rates differing from Swiss tax rate	(305)	(680)	98
Tax effects of losses not recognized	58	184	939
Previously unrecognized tax losses now utilized	(419)	(1,342)	(8)
Non-taxable and lower taxed income	(624)	(417)	(1,189)
Non-deductible expenses and additional taxable income	1,245	2,205	674
Adjustments related to prior years – current tax	(32)	(216)	(171)
Adjustments related to prior years – deferred tax	6	1	17
Change in deferred tax valuation allowances	(859)	1,071	(680)
Adjustments to deferred tax balances arising from changes in tax rates	107	7	42
Other items	28	25	39

Income tax expense/(benefit)	(110)	461	901

The following is an explanation of the items included as differences between group operating profit before tax at the Swiss tax rate and the actual income tax expense.

Foreign tax rates differing from Swiss tax rate

To the extent that Group profits or losses arise outside Switzerland, the applicable local tax rate may differ from the Swiss tax rate. This item reflects, for such profits or losses, an adjustment from the tax expense/ benefit that would arise at the Swiss tax rate and the tax expense/

benefit that would arise at the applicable local tax rate. A tax benefit arises in the year in relation to entities which have losses and also local tax rates in excess of the Swiss tax rate.

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year, which are not recognized as deferred tax assets. Consequently, no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Financial information

Note 8 Income taxes (continued)

Previously unrecorded tax losses now utilized

This item relates to taxable profits for the year, which are offset by tax losses from previous years, for which no deferred tax assets were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits. Therefore, the tax expense calculated by applying the local rate on those profits is reversed.

Non-taxable and lower taxed income

This item relates to profits for the year, which are either permanently not taxable or are taxable, but at a lower rate of tax than the local tax rate. It also includes any permanent deductions made for tax purposes, which are not reflected in the accounts thereby effectively ensuring that profits covered by the deduction are not taxable.

Non-deductible expenses and additional taxable income

This item mainly relates to income for the year, which is imputed for tax purposes for an entity, but is not included in its operating profit. In addition, it includes expenses for the year, which are permanently non-deductible.

Adjustments related to prior years – current tax

This item relates to adjustments to current tax expenses for prior years, for example, if the tax payable for a year agreed with the tax authorities is expected to differ from the amount previously reflected in the accounts.

Adjustments related to prior years – deferred tax

This item relates to adjustments to deferred tax recognized in prior years, for example, if a tax loss for a year is fully recognized and the amount of the tax loss agreed with the tax authorities is expected to differ from the amount previously recognized as deferred tax assets in the accounts.

Change in deferred tax valuation allowances

This item includes revaluations of deferred tax assets previously recognized resulting from reassessments of expected future profits. It also includes changes in temporary differences in the year, for which deferred tax is not recognized. The amount in the year mainly relates to the upward revaluation of deferred tax assets referred to above.

Adjustments to deferred tax balances arising from changes in tax rates

This item relates to remeasurement of deferred tax assets and liabilities recognized due to changes in tax rates. These have the effect of changing the future tax savings that are expected from tax losses or deductible tax differences and therefore the amount of deferred tax assets recognized or, alternatively, changing the tax cost of additional taxable income from taxable temporary differences and therefore the deferred tax liability.

Other items

Other items include other differences between profit or losses at the local tax rate and the actual local tax expense or benefit, including increases in provisions for uncertain positions in relation to the current year, interest accruals for such provisions in relation to prior years and other items.

CHF million	31.12.13			31.12.12
Deferred tax assets	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Compensation and benefits	1,290	(415)	875	1,698	(1,047)	651

Tax loss carry-forwards	28,801	(22,534)	6,267	29,022	(23,276)	5,746

Trading assets	831	(84)	747	1,067	(131)	936

Other	1,729	(773)	956	1,235	(425)	809

Total deferred tax assets	32,651	(23,807)	8,845	33,021	(24,879)	8,143

Deferred tax liabilities
Goodwill and intangible assets			37			17

Financial investments			0			2

Investments in associates and other			21			33

Total deferred tax liabilities			59			52

Financial information

Notes to the consolidated financial statements

Note 8 Income taxes (continued)

Certain deferred tax asset and liability movements are recognized directly in equity. In 2013, these include tax benefits of CHF 230 million recognized in Other comprehensive income (2012: charges of CHF 581 million), which mainly relate to the reduction in temporary difference deferred tax liabilities. In addition, they include tax benefits of CHF 91 million recognized in Share premium (2012: charges of CHF 457 million), which mainly relate to an increase in deferred tax assets for net Swiss tax losses arising in previous periods.

In addition, there were net foreign currency translation losses related to the effects of exchange rate movements on tax assets and liabilities denominated in currencies other than Swiss francs. In the table on the previous page, the valuation allowance represents amounts that are not expected to provide a future tax benefit due to insufficient projected future taxable profits. UBS AG Switzerland and certain overseas branches and subsidiaries of the Group have deferred tax assets related to tax loss carry-forwards and other items as shown in the table on the previous page. For entities that incurred losses in either the current or preceding year, deferred tax assets of CHF 4,484 million were recognized as of 31 December 2013 (CHF 3,487 million as of 31 December 2012).

The deferred tax assets recognized as of 31 December 2013 in respect of tax loss carry-forwards were based on expected profitability using business plan assumptions, as adjusted to take into account the recognition criteria of IAS 12, Income Taxes. If the business plan earnings and assumptions in future periods substantially deviate from the current assumptions, the amount of deferred tax assets may need to be adjusted in the future.

As of 31 December 2013, tax loss carry-forwards totaling CHF 69,962 million, which were not recognized as deferred tax assets, were available to be offset against future taxable profits. These tax losses expire as follows:

CHF million	31.12.13	31.12.12
Within 1 year	0	0

From 2 to 5 years	10,683	7,912

From 6 to 10 years	189	461

From 11 to 20 years	40,579	43,866

No expiry	18,512	15,886

Total	69,962	68,125

In general, Swiss tax losses can be carried forward for seven years, US federal tax losses for 20 years and UK and Jersey tax losses for an unlimited period. The Group provides for deferred income tax on undistributed earnings of subsidiaries except to the extent that those earnings are indefinitely invested. As of 31 December 2013, no such earnings were considered indefinitely invested.

392

Financial information

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the year ended			% change from
	31.12.13	31.12.12	31.12.11	31.12.12

Basic earnings (CHF million)

Net profit/(loss) attributable to UBS shareholders	3,172	(2,480)	4,138

Diluted earnings (CHF million)

Net profit/(loss) attributable to UBS shareholders	3,172	(2,480)	4,138

Less: (profit)/loss on UBS equity derivative contracts	0	(1)	(3)	(100)

Net profit/(loss) attributable to UBS shareholders for diluted EPS	3,172	(2,481)	4,135

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,763,076,788	3,754,112,403	3,774,036,437	0

Effect of dilutive potential shares resulting from notional shares,in-the-money options and warrants outstanding	81,111,217	126,261	61,259,378

Weighted average shares outstanding for diluted EPS	3,844,188,005	3,754,238,664	3,835,295,815	2

Earnings per share (CHF)

Basic	0.84	(0.66)	1.10

Diluted	0.83	(0.66)	1.08

Shares outstanding

Shares issued	3,842,002,069	3,835,250,233	3,832,121,899	0

Treasury shares	73,800,252	87,879,601	84,955,551	(16)

Shares outstanding	3,768,201,817	3,747,370,632	3,747,166,348	1

Exchangeable shares	246,042	418,526	509,243	(41)

Shares outstanding for EPS	3,768,447,859	3,747,789,158	3,747,675,591	1

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from

Number of shares	31.12.13	31.12.12	31.12.11	31.12.12

Potentially dilutive instruments

Employee share-based compensation awards	117,623,624	233,256,208	219,744,203	(50)

Other equity derivative contracts	16,517,384	15,386,605	24,407,443	7

SNB warrants[1]	0	100,000,000	100,000,000	(100)

Total	134,141,008	348,642,813	344,151,646	(62)

1  These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In 2013, these warrants were terminated following the full repayment of the loan in the third quarter of 2013.

Financial information

Notes to the consolidated financial statements

Balance sheet notes: assets

Note 10 Due from banks and loans (held at amortized cost)

CHF million	31.12.13	31.12.12

By type of exposure

Due from banks, gross	17,232	21,242

of which: due from central banks	2,407	638

Allowance for credit losses	(15)	(22)

Other allowances	(47)	0

Due from banks, net	17,170	21,220

Loans, gross

Residential mortgages	137,370	132,033

Commercial mortgages	22,716	22,421

Lombard loans	86,820	77,579

Other loans1, [2]	35,945	40,407

Securities[3]	4,813	8,166

Subtotal	287,665	280,606

Allowance for credit losses	(671)	(706)

Other allowances	(35)	0

Loans, net	286,959	279,901

Total due from banks and loans, net[4]	304,128	301,121

1   Includes corporate loans. 2  Includes leveraged finance loans reclassified from held-for-trading. Refer to Note 1a) 10) and “Note 27c Reclassification of financial assets” for more information. 3  Includes securities reclassified from held-for-trading. Refer to Note 1a) 10) and “Note 27c Reclassification of financial assets” for more information. 4  Refer to “Maximum exposure to credit risk” in the “Risk management and control” section of this report for information on collateral and other credit enhancements.

Financial information

Note 11 Cash collateral on securities borrowed and lent, reverse repurchase and repurchase agreements, and derivative instruments

The Group enters into collateralized reverse repurchase and repurchase agreements, securities borrowing and securities lending transactions and derivative transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group manages credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets

CHF million	Cash collateral on securities borrowed 31.12.13	Reverse repurchase agreements 31.12.13	Cash collateral receivables on derivative instruments 31.12.13	Cash collateral on securities borrowed 31.12.12	Reverse repurchase agreements 31.12.12	Cash collateral receivables on derivative instruments 31.12.12
By counterparty

Banks	10,495	34,729	9,052	15,977	56,775	12,393

Customers	17,001	56,834	18,955	21,396	74,165	18,021

Total	27,496	91,563	28,007	37,372	130,941	30,413

Balance sheet liabilities

CHF million	Cash collateral on securities lent 31.12.13	Repurchase agreements 31.12.13	Cash collateral payables on derivative instruments 31.12.13	Cash collateral on securities lent 31.12.12	Repurchase agreements 31.12.12	Cash collateral payables on derivative instruments 31.12.12
By counterparty

Banks	8,805	3,953	27,236	8,572	13,727	46,101

Customers	686	9,858	21,902	630	24,830	25,047

Total	9,491	13,811	49,138	9,203	38,557	71,148

Financial information

Notes to the consolidated financial statements

Note 12 Allowances and provisions for credit losses

CHF million
By movement	Specific allowances	Collective allowances	Total allowances	Provisions[1]	Total 31.12.13	Total 31.12.12

Balance at the beginning of the year	616	114	730	64	794	938

Write-offs/usage of provisions	(127)	(1)	(128)	0	(128)	(313)

Recoveries	45	0	45	0	45	63

Increase/(decrease) recognized in the income statement[2]	145	(93)	52	(2)	50	118

Reclassifications	1	0	1	(1)	0	0

Foreign currency translation	(8)	0	(8)	0	(9)	(8)

Other	(3)	0	(3)	0	(3)	(3)

Balance at the end of the year	669	20	688	61	750	794

1 Represents provisions for loan commitments and guarantees. Refer to “Note 22 Provisions and contingent liabilities” for more information. Refer to “Off-balance sheet” in the “Financial and operating performance” section of this report for the maximum irrevocable amount of loan commitments and guarantees  2  Does not include an impairment charge of CHF 87 million related to certain disputed receivables. Including this, total impairment charges related to financial instruments were CHF 137 million in 2013.

By balance sheet line	Specific allowances	Collective allowances	Total allowances	Provisions	Total 31.12.13	Total 31.12.12

Due from banks	15	0	15		15	22

Loans	651	20	671		671	706

Cash collateral on securities borrowed	2	0	2		2	2

Provisions[1]				61	61	64

Balance at the end of the year	669	20	688	61	750	794

1 Represents provisions for loan commitments and guarantees.

Financial information

Note 13 Trading portfolio

CHF million	31.12.13	31.12.12

Trading portfolio assets by issuer type

Debt instruments

Government and government agencies	16,073	37,594

of which: Switzerland	352	492

of which: USA	3,657	16,377

of which: Singapore	1,631	1,222

of which: Italy	1,603	1,430

of which: South Korea	1,482	1,701

of which: Australia	1,312	2,249

of which: Germany	1,192	1,930

Banks	5,039	8,547

Corporates and other	25,407	34,064

Total debt instruments	46,519	80,205

Equity instruments	51,881	48,035

Financial assets for unit-linked investment contracts	15,849	15,230

Financial assets held for trading	114,249	143,471

Precious metals and other physical commodities	8,599	17,093

Total trading portfolio assets	122,848	160,564

Trading portfolio liabilities by issuer type

Debt instruments

Government and government agencies	8,222	16,115

of which: Switzerland	173	280

of which: USA	2,508	7,387

of which: Singapore	1	1

of which: Italy	1,140	527

of which: South Korea	15	8

of which: Australia	573	568

of which: Germany	308	1,610

Banks	823	1,475

Corporates and other	2,453	3,036

Total debt instruments	11,498	20,626

Equity instruments	15,111	13,621

Total trading portfolio liabilities	26,609	34,247

Financial information

Notes to the consolidated financial statements

Note 13 Trading portfolio (continued)

CHF million	31.12.13	31.12.12
Trading portfolio assets by product type[1]
Debt instruments

Government bills/bonds	13,061	28,737

Corporate bonds and municipal bonds, including bonds issued by financial institutions	16,008	23,887

Loans	3,033	6,129

Investment fund units	11,137	12,895

Asset-backed securities	3,280	8,556

of which: mortgage-backed securities	1,973	6,760

Total debt instruments	46,519	80,205

Equity instruments	51,881	48,035

Financial assets for unit-linked investment contracts	15,849	15,230

Financial assets held for trading	114,249	143,471

Precious metals and other physical commodities	8,599	17,093

Total trading portfolio assets	122,848	160,564

Trading portfolio liabilities by product type[1]

Debt instruments

Government bills/bonds	7,327	14,741

Corporate bonds and municipal bonds, including bonds issued by financial institutions	3,635	5,479

Investment fund units	533	383

Asset-backed securities	3	22

of which: mortgage-backed securities	3	22

Total debt instruments	11,498	20,626

Equity instruments	15,111	13,621

Total trading portfolio liabilities	26,609	34,247

1  Refer to “Note 24 Fair value measurement” for more information on the fair value hierarchy categorization.

Financial information

Note 14 Derivative instruments and hedge accounting

Derivatives: overview

A derivative is a financial instrument, the value of which is derived from the value of one or more variables (“underlyings”). Underlyings may be indices, exchanges or interest rates, or the value of shares, commodities, bonds or other financial instruments. A derivative commonly requires little or no initial net investment by either counterparty to the trade.

The majority of derivative contracts are negotiated with respect to notional amounts, tenor, price and settlement mechanisms, as is customary with other financial instruments.

Over-the-counter (OTC) contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master trading agreement (MTA) between UBS and its counterparties. Terms are negotiated directly with counterparties and the contracts will have industry-standard settlement mechanisms prescribed by ISDA. The industry continues to promote the use of central counterparties (CCP) to clear OTC trades. The trend toward CCP clearing and settlement will generally facilitate the reduction of systemic credit exposures. Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on organized exchanges. These are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value, and consequently reduced credit risk.

Derivative instruments are measured at fair value and generally classified as Positive replacement values and Negative replacement values on the face of the balance sheet. However, derivative instruments that trade on an exchange or through a clearing house are generally classified as Cash collateral receivable or payable on derivative instruments. For presentation purposes, the Group is subject to the IFRS netting provisions for derivative contracts. Changes in the replacement values of derivatives are recorded in net trading income, unless the derivatives are designated and effective as hedging instruments in certain types of hedge accounting relationships. Refer to Note 1a) 15) for more information.

Valuation principles and techniques applied in the measurement of derivative instruments are discussed in “Note 24 Fair value measurement.” Positive replacement values represent the estimated amount the Group would receive if the derivative contract were sold on the balance sheet date. Negative replacement values indicate the value the Group would pay to transfer its obligations in respect of the underlying contract, were it required or entitled to do so on the balance sheet date.

    Derivatives embedded in other financial instruments are not included in the table “Derivative instruments” within this Note. Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract. In cases where UBS applies the fair value option to hybrid instruments, bifurcation of an embedded derivative component is not required and as such, also not included in the table “Derivative instruments.” Refer to “Note 20 Financial liabilities designated at fair value” and “Note 24 Fair value measurement” for more information.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below, the Group is engaged in extensive high-volume market-making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in “Note 24 Fair value measurement.”

The main types of derivative instruments used by the Group are:
–	Swaps: Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period.
–

Cross-currency swaps: Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start or end of the contract. Most cross-currency swaps are traded in the OTC market.

–

Forwards and futures: Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counter-parties in the OTC market, whereas futures are standardized contracts transacted on regulated exchanges.

–

Options and warrants: options and warrants are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option), or to sell (put option) at, or before, a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded in the OTC market, or on a regulated exchange, and may be traded in the form of a security (warrant).

The main products and underlyings used by the Group are:
–	Interest rate contracts: Interest rate products include interest rate swaps, forward rate agreements, swaptions and caps and floors.
–

Credit derivative contracts: credit default swaps (CDS) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following the occurrence of a contractually defined credit event with respect to a specified third-party credit entity. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity, and is made regardless of whether the protection buyer has actually suffered

Financial information

Notes to the consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

a loss. After a credit event and settlement, the contract is generally terminated. More information on credit derivatives is included in a separate section below. Total return swaps (TRS) are structured with one party making payments based on a set rate, either fixed or variable, plus any negative changes in fair value of an underlying asset, and the other party making payments based on the return of the asset, which includes both income it generates and any positive changes in its fair value.

–

Foreign exchange contracts: Foreign exchange contracts include spot, forward and cross-currency swaps and options and warrants. Forward purchase and sale currency contracts are typically executed to meet client needs and for trading and hedging purposes.

–

Equity/index contracts: The Group uses equity derivatives linked to single names, indices and baskets of single names and indices. The indices used may be based on a standard market index, or may be defined by UBS. The product types traded include vanilla listed derivatives, both options and futures, total return swaps, forwards and exotic OTC contracts.

–

Commodities contracts: The Group has an established commodity derivatives trading business, which includes the commodity index, the structured business and the flow business. The index and structured business are client facilitation businesses trading exchange-traded funds, OTC swaps and options on commodity indices. The underlying indices cover third-party and UBS defined indices such as the UBS Bloomberg Constant Maturity Commodity Index and the Dow Jones UBS Commodity indices. The flow business is client-centric and incorporates both ETD and vanilla OTC products, for which the underlying covers the agriculture, base metals and energy sectors. All of the flow trading is cash-settled with no physical delivery of the underlying. The Group also has an established precious metals ability in both flow and non-vanilla OTC products incorporating both physical and non-physical trading. The flow business is investor led and products include ETD, vanilla OTC and certain non-vanilla OTC. The vanilla OTC are in forwards, swaps and options.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is predominantly managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the audited portions of “Market risk” in the “Risk management and control” section of this report.

Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the audited portions of “Credit risk” in the “Risk management and control” section of this report. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for a counterparty are rarely an adequate reflection of the Group’s credit exposure in its derivatives business with that counterparty. This is, for example, because on one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with other counterparties. Both the exposure measures used internally by the Group to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

The replacement values presented on UBS’s balance sheet include netting in accordance with IFRS requirements (refer to Note 1a) 35)), which is generally more restrictive than netting in accordance with Swiss federal banking law. Swiss federal banking law netting is generally based on close-out netting arrangements that are enforceable in case of insolvency. The positive and negative replacement values based on netting in accordance with Swiss federal banking law (factoring in cash collateral) are presented on the bottom of the table on the next pages.

The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the reference against which changes in the value of the derivative are measured. Notional values, in themselves, are generally not a direct indication of the values which are exchanged between parties, and are therefore not a direct measure of risk or financial exposure, but are viewed as an indication of the scale of the different types of derivatives entered into by the Group.

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

Derivative instruments1

	31.12.13					31.12.12
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]	Total PRV[2]	Notional values Related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]
Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts[6]	0.2	123.7	0.2	107.1	1,944.2	0.8	481.0	0.8	443.8	1,329.6

Swaps	104.3	2,243.5	91.7	2,098.5	14,162.8	223.3	3,933.5	196.1	3,789.2	14,276.3

Options[7]	25.2	928.8	25.3	900.3	0.0	41.8	1,193.7	42.2	1,181.5	0.0

Exchange-traded contracts

Futures					492.0					759.0

Options	0.0	0.2	0.1	1.8	287.5	0.0	3.0	0.0	0.0	725.5

Agency transactions[8]	0.1		0.0			0.0		0.0

Total	129.8	3,296.2	117.2	3,107.7	16,886.5	266.0	5,611.3	239.1	5,414.5	17,090.4

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	18.1	541.7	16.9	527.0	203.3	36.5	1,092.0	34.0	1,043.3	238.9

Total return swaps	0.2	3.1	0.2	3.1	0.0	0.4	2.4	0.4	3.3	0.0

Options and warrants	0.0	3.6	0.0	0.1	0.0	0.0	3.1	0.0	0.5	0.0

Total	18.3	548.4	17.0	530.1	203.3	36.9	1,097.6	34.4	1,047.1	238.9

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	12.4	661.2	13.4	667.9	0.0	12.3	690.8	12.5	689.6	0.0

Interest and currency swaps	54.2	1,924.0	57.4	1,858.1	0.0	76.9	2,382.0	80.9	2,193.2	0.0

Options[7]	9.3	494.0	9.4	455.5	0.0	6.8	411.8	7.6	348.0	0.0

Exchange-traded contracts

Futures					7.2					13.8

Options	0.0	5.4	0.0	6.1	0.0	0.0	0.6	0.0	0.6	0.0

Agency transactions[8]	0.1		0.1			0.0		0.0

Total	76.0	3,084.4	80.3	2,987.6	7.2	96.0	3,485.1	101.0	3,231.4	13.8

Equity/index contracts

Over-the-counter (OTC) contracts

Forward contracts	3.2	45.9	4.6	59.2	0.0	2.7	41.7	3.3	47.0	0.0

Options	7.7	74.7	9.3	103.1	0.0	8.4	84.8	7.4	98.3	0.0

Exchange-traded contracts

Futures					25.7					16.6

Options	3.1	110.8	4.0	112.4	7.2	2.4	94.9	3.3	106.8	17.7

Agency transactions[8]	4.0		4.0			2.4		2.4

Total	18.1	231.4	21.9	274.7	32.9	15.9	221.4	16.4	252.1	34.3

Table continues on the next page.

Financial information

Notes to the consolidated financial statements

Note 14 Derivative instruments (continued)

Derivative instruments1 (continued)

Table continued from previous page.

	31.12.13					31.12.12
CHF billion	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]	Total PRV[2]	Notional values related to PRVs[3]	Total NRV[4]	Notional values related to NRVs[3]	Other notional values[3,5]
Commodities contracts

Over-the-counter (OTC) contracts

Forward contracts	1.5	19.5	1.3	14.7	0.0	1.4	22.9	1.4	21.8	0.0

Options[7]	1.0	12.9	0.9	9.4	0.0	1.0	25.2	1.2	21.7	0.0

Exchange-traded contracts

Futures					11.1					14.4

Forward contracts	0.0	9.7	0.1	8.2	0.0	0.4	23.3	0.4	21.2	0.0

Options	0.0	0.6	0.1	2.3	0.2	0.1	6.4	0.1	7.0	1.2

Agency transactions[8]	0.9		0.9			0.9		0.9

Total	3.5	42.7	3.2	34.6	11.3	3.8	77.9	4.0	71.7	15.6

Unsettled purchases of non-derivative financial assets[9]	0.1	19.6	0.1	8.9	0.0	0.2	20.4	0.1	8.7	0.0

Unsettled sales of non-derivative financial assets[9]	0.1	12.7	0.2	15.2	0.0	0.1	8.9	0.2	19.0	0.0

Total derivative instruments, based on IFRS netting	245.8	7,235.5	240.0	6,958.7	17,141.2	419.0	10,522.6	395.3	10,044.4	17,392.9

Replacement value netting, based on capital adequacy rules	(185.0)		(185.0)			(327.3)		(327.3)

Cash collateral netting, based on capital adequacy rules	(27.9)		(14.2)			(49.4)		(17.4)

Total derivative instruments,based on capital adequacy netting[10]	32.9		40.7			42.3		50.5

1  Bifurcated embedded derivatives are presented on the same balance sheet line as their host contracts and are excluded from this table. As of 31 December 2013, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion). In 2013, comparative period figures were corrected. On a corrected basis, as of 31 December 2012, these derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 13.2 billion).    2   PRV: Positive replacement value.  3  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.  4  NRV: Negative replacement value.   5  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivatives instruments, totaling as of 31 December CHF 0.8 billion (31 December 2012: CHF 0.9 billion) and CHF 0.0 billion (31 December 2012: CHF 0.0 billion), respectively.   6  Negative replacement values as of 31 December 2013 include CHF 0.0 billion related to derivative loan commitments (31 December 2012: CHF 0.1 billion). No notional amounts related to these replacement values are included the table. The maximum irrevocable amount related to these commitments was CHF 7.1 billion as of 31 December 2013 (31 December 2012: CHF 6.3 billion).    7  In 2013, the classification of certain PRV and NRV between OTC interest rate options and OTC foreign exchange options was corrected for 31 December 2012. As a result, for OTC interest rate options, PRV were reduced by CHF 1.8 billion (associated notional values: reduced by CHF 16.7 billion) and NRV were reduced by CHF 2.4 billion (associated notional values: reduced by CHF 18.7 billion) with corresponding increases made to OTC foreign exchange options. In addition, corrections were made to 31 December 2012 notional values for OTC commodities options. Respective notional values related to PRV were reduced by CHF 10.0 billion and notional values related to NRV were reduced by CHF 20.0 billion.  8   Notional values of exchange-traded agency transactions are not disclosed due to their significantly different risk profile.   9  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.  10  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

The maturity profile of OTC interest rate contracts held as of 31 December 2013, based on notional values, was as follows: approximately 38% (31 December 2012: 37%) mature within one year, 38% (31 December 2012: 38%) within one to five years and 24% (31 December 2012: 25%) after five years. Notional values of interest rate contracts cleared with a clearing house are presented under “other notional values” and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify, or reduce, current or expected risks. Trading activities include market making to directly support the facilitation and execution of client activity. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume.

Credit derivatives

UBS is an active dealer in the fixed income market, including CDS and related products, with respect to a large number of issuers’ securities. The primary purpose of these activities is for the benefit of UBS’s clients through market-making activities and for the ongoing hedging of trading book exposures.

Market-making activity, which is done within the Investment Bank, consists of buying and selling single-name CDS, index CDS, loan CDS and related referenced cash instruments to facilitate client trading activity. UBS also actively utilizes CDS to economically hedge specific counterparty credit risks in its accrual loan portfolio

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

and off-balance sheet loan portfolio (including loan commitments) with the aim of reducing concentrations in individual names, sectors or specific portfolios.

In addition, UBS actively utilizes CDS to economically hedge specific counterparty credit risks in its OTC derivative portfolios including financial instruments which are designated at fair value through profit or loss.

During 2012, UBS announced an Investment Bank strategy change which resulted in a focus on certain types of client facilitation business and resulted in reduced market-making activity. As a result, CDS were increasingly used for economic hedging purposes. In 2013, large portfolios of credit derivatives including structured credit products were transferred to and are now managed and reported in Corporate

Center – Non Core. These positions are being actively unwound and CDS is used to continue to manage the underlying risk exposures.

The tables below provide further details on credit protection bought and sold, including replacement and notional value information by instrument type and counterparty type. The value of protection bought and sold is not, in isolation, a measure of UBS’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDS, and in connection with collateral arrangements in place. On a notional value basis, credit protection bought and sold as of 31 December 2013 matures in a range of approximately 22% (2012: 22%) within one year, approximately 72% (2012: 69%) within one to five years and approximately 6% (2012: 8%) after five years.

Credit derivatives – by type of instrument
	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single-name credit default swaps	5.1	9.2	488.2	8.7	4.1	450.3

Multi-name index linked credit default swaps	1.0	1.9	146.8	2.9	1.1	171.9

Multi-name other credit default swaps	0.4	0.4	9.4	0.1	0.2	5.3

Total rate of return swaps	0.2	0.1	5.4	0.0	0.1	0.8

Options and warrants	0.0	0.0	3.6	0.0	0.0	0.1

Total 31 December 2013	6.6	11.6	653.4	11.7	5.5	628.4

of which: credit derivatives related to economic hedges	6.4	11.2	639.5	11.2	5.2	613.7

of which: credit derivatives related to market-making	0.3	0.4	13.9	0.4	0.3	14.8

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Single-name credit default swaps	14.9	11.1	815.0	11.1	13.1	781.7

Multi-name index linked credit default swaps	6.1	1.5	376.7	2.7	6.0	369.4

Multi-name other credit default swaps	0.8	1.2	17.7	1.0	1.2	13.7

Total rate of return swaps	0.4	0.3	4.2	0.0	0.1	1.5

Options and warrants	0.0	0.0	3.1	0.0	0.0	0.5

Total 31 December 2012	22.1	14.0	1,216.8	14.8	20.4	1,166.7

of which: credit derivatives related to economic hedges	22.0	13.5	1,167.9	14.3	20.3	1,117.3

of which: credit derivatives related to market-making	0.1	0.5	48.9	0.5	0.1	49.4

403

Financial information

Notes to the consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

Credit derivatives by counterparty
	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	1.6	2.9	146.9	3.0	1.5	138.0

Banks	3.7	8.0	377.0	8.1	3.7	370.7

Central clearing counterparties	0.0	0.0	101.5	0.0	0.0	101.8

Other	1.4	0.7	27.9	0.6	0.3	17.8

Total 31 December 2013	6.6	11.6	653.4	11.7	5.5	628.4

	Protection bought			Protection sold
CHF billion	Fair value: PRV	Fair value: NRV	Notional values	Fair value: PRV	Fair value: NRV	Notional values
Broker-dealers	5.1	3.0	255.4	3.1	5.5	254.7

Banks	12.8	10.1	752.3	10.8	13.8	741.3

Central clearing counterparties	0.0	0.0	132.6	0.0	0.0	106.3

Other	4.2	1.0	76.4	0.8	1.1	64.5

Total 31 December 2012	22.1	14.0	1,216.8	14.8	20.4	1,166.7

UBS’s credit derivatives are usually traded as OTC contracts. Since 2009, in line with the broader derivatives industry, a number of initiatives have been launched in both the US and Europe to establish CCP solutions for OTC CDS contracts with the aim of reducing counterparty risk. UBS, along with other dealer members, has continued to participate in these initiatives during 2013.

UBS’s CDS trades are documented using industry standard forms of documentation published by ISDA or equivalent terms documented in a bespoke (i.e., tailored) agreement. Those forms and agreements use standardized terms that form the basis for market conventions related to the types of credit events that would trigger performance (i.e., payment default, bankruptcy, etc. – see below) under a CDS. Those agreements and forms do not contain recourse provisions that would enable UBS to recover from third parties any amounts paid out by UBS (i.e., this is the case where a credit event occurs and UBS is required to make payment under a CDS).

The types of credit events that would require UBS to perform under a CDS contract are subject to agreement between the parties at the time of the transaction. However, nearly all transactions are traded using credit events that are applicable under certain market conventions based on the type of reference entity to which the transaction relates. Applicable credit events by market conventions include bankruptcy, failure to pay, restructuring, obligation acceleration and repudiation / moratorium.

Contingent collateral features of derivative liabilities

Certain derivative payables contain contingent collateral or termination features triggered upon a downgrade of the published credit rating of the Group in the normal course of business. Based on UBS’s credit ratings as of 31 December 2013, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately CHF 3.3 billion, CHF 5.0 billion and CHF 5.1 billion would have been required in the event of a one-notch, two-notch and three-notch reduction, respectively, in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings, and a corresponding reduction in short-term ratings.

Derivatives transacted for hedging purposes

Derivatives used for structural hedging

The Group enters into derivative transactions for the purposes of hedging risks inherent in assets, liabilities and forecast transactions. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

Derivative transactions that qualify and are designated as hedges for accounting purposes are described under the corresponding headings in this note (fair value hedges, cash flow hedges and hedges of net investments in foreign operations). The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are explained in Note 1a) 15), under which terms used in the following sections are explained.

The Group has also entered into various hedging strategies utilizing derivatives for which hedge accounting has not been applied. These include interest rate swaps and other interest rate derivatives (e.g., futures) for day-to-day economic interest rate risk management purposes. In addition, the Group has used equity futures, options and, to a lesser extent, swaps for economic hedging in a variety of equity trading strategies to offset underlying

Financial information

Note 14 Derivative instruments and hedge accounting (continued)

equity and equity volatility exposure. The Group has also entered into CDS that provide economic hedges for credit risk exposures (refer to the credit derivatives section). Fair value changes of derivatives that are part of economic relationships, but do not qualify for hedge accounting treatment, are reported in Net trading income, except for the forward points on certain short duration foreign exchange contracts which are reported in Net interest income.

Fair value hedges: interest rate risk related to debt issued

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments (e.g., non-structured fixed-rate bonds, covered bonds and subordinated debt) due to movements in market interest rates. The fair values of outstanding interest rate derivatives designated as fair value hedges were assets of CHF 1,588 million and liabilities of CHF 140 million as of 31 December 2013 and assets of CHF 3,028 million as of 31 December 2012.

Fair value hedges of interest rate risk

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Gains/(losses) on hedging instruments	(1,123)	537	1,203

Gains/(losses) on hedged items attributable to the hedged risk	1,116	(581)	(1,172)

Net gains/(losses) representing ineffective portions of fair value hedges	(7)	(44)	31

Fair value hedges: portfolio interest rate risk related to loans

The Group also applies fair value hedge accounting to mortgage loan portfolio interest rate risk. The change in fair value of the hedged items is recorded separately from the hedged item and is included within Other assets on the balance sheet. The fair values of outstanding interest rate derivatives designated for these hedges as of 31 December 2013 were assets of CHF 176 million and liabilities of CHF 716 million (31 December 2012: assets of CHF 1 million and liabilities of CHF 1,208 million).

Fair value hedge of portfolio of interest rate risk

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Gains/(losses) on hedging instruments	636	139	(461)

Gains/(losses) on hedged items attributable to the hedged risk	(625)	(159)	452

Net gains/(losses) representing ineffective portions of fair value hedges	11	(20)	(9)

Cash flow hedges of forecasted transactions

The Group is exposed to variability in future interest cash flows on non-trading financial assets, and liabilities that bear interest at variable rates or are expected to be refinanced or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 14 years. The table below shows forecasted principal balances on which expected interest cash flows arise as of 31 December 2013. Amounts shown in the table below represent, by time bucket, average assets and liabilities subject to forecasted cash flows designated as hedged items in cash flow hedge accounting relationships.

As of 31 December 2013, the fair values of outstanding derivatives designated as cash flow hedges of forecasted transactions were CHF 4,770 million assets and CHF 2,275 million liabilities and as of 31 December 2012 the amounts were CHF 7,764 million assets and CHF 3,046 million liabilities. In 2013, a loss of CHF 80 million was recognized in Net trading income due to hedge ineffectiveness, compared with a gain of CHF 158 million in 2012 and a loss of CHF 38 million in 2011.

At the end of 2013 and 2012, losses of CHF 18 million and gains of CHF 3 million associated with terminated interest rate swaps were deferred in OCI, respectively. They will be removed from OCI when the previously hedged forecasted cash flows affect net profit or loss, or when the forecasted cash flows are no longer expected to occur. Amounts reclassified from OCI to Net interest income relating to de-designated swaps were a CHF 1 million net gain in 2013, a CHF 4 million net gain in 2012 and a net gain of CHF 11 million in 2011.

405

Financial information

Notes to the consolidated financial statements

Note 14 Derivative instruments and hedge accounting (continued)

Principal balances subject to cash flow forecasts

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years
Assets	66	129	37	27	1

Liabilities	7	21	3	2	0

Net balance	59	108	34	26	1

Hedges of net investments in foreign operations

The Group applies hedge accounting for certain net investments in foreign operations. As of 31 December 2013, the positive replacement values and negative replacement values of FX derivatives (mainly FX swaps) designated as hedging instruments in net investment hedge accounting relationships were CHF 104 million and CHF 102 million, respectively (31 December 2012: positive replacement values of CHF 103 million and negative replacement values of CHF 45 million). As of 31 December 2013, the underlying hedged structural exposures in several currencies amounted to CHF 7.2 billion (31 December 2012: CHF 4.8 billion). Hedges of structural FX exposures in currencies other than the US dollar may be comprised of two jointly designated derivatives as the foreign currency risk may be hedged against the US dollar first and then converted into Swiss francs, the presentation currency of the Group, as part of a separate FX derivative transaction. The aggregated notional amount of designated hedging derivatives as of 31 December 2013 was CHF 13.8 billion in total (31 December 2012: CHF 9.2 billion) including CHF 7.2 billion notional values related to USD versus CHF swaps and CHF 6.7 billion notional values related to derivatives hedging foreign currencies (other than the US dollar) versus the US dollar. The effective portion of gains and losses of these FX swaps is transferred directly to OCI to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure resulting in the accumulation of FCT on the level of individual foreign branches and subsidiaries and hence on the total FCT OCI of the Group.

UBS designates certain non-derivative foreign currency financial assets and liabilities of foreign branches or subsidiaries as hedging instruments in net investment hedge accounting arrangements. The FX translation difference recorded in FCT OCI of the non-derivative hedging instrument of one foreign entity offsets the structural FX exposure of another foreign entity. Therefore, the aggregated FCT OCI of the Group is unchanged from this hedge designation. As of 31 December 2013, the nominal amount of non-derivative financial assets and liabilities designated as hedging instruments in such net investment hedges was CHF 15.5 billion and CHF 15.5 billion, respectively (31 December 2012: CHF 16.1 billion non-derivative financial assets and CHF 16.1 billion non-derivative financial liabilities). No material ineffectiveness of hedges of net investments in foreign operations was recognized in the income statement in 2013, 2012 and 2011.

Undiscounted cash flows

The table below provides undiscounted cash flows of all derivative instruments designated in hedge accounting relationships. Interest rate swap cash flows include cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2013. The table includes derivatives traded on an exchange or through a clearing house where the change in fair value is settled each day, either in fact or in substance, through cash payment of variation margin.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)

CHF billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]

Cash inflows		0	0	3	10	3	16

Cash outflows		0	0	1	7	3	13

FX swaps/forwards

Cash inflows		14					14

Cash outflows		14					14

Net cash flows	0	0	0	1	2	0	3

1  The table includes gross cash inflows and cash outflows of all interest rate swaps designated in hedge accounting relationships, which are either assets or liabilities of UBS as of 31 December 2013.

Financial information

Note 15 Financial investments available-for-sale

CHF million	31.12.13	31.12.12

Financial investments available-for-sale by issuer type

Debt instruments

Government and government agencies	50,761	58,973

of which: Switzerland	44	156

of which: USA	17,876	31,740

of which: United Kingdom	8,089	5,042

of which: Germany	6,733	6,669

of which: France	5,601	3,593

of which: Japan	4,865	4,221

Banks	4,983	4,200

Corporates and other	3,132	2,486

Total debt instruments	58,876	65,659

Equity instruments	649	572

Total financial investments available-for-sale	59,525	66,230

Unrealized gains – before tax	372	421

Unrealized (losses) – before tax	(196)	(17)

Net unrealized gains/(losses) – before tax	175	404

Net unrealized gains/(losses) – after tax	95	252

CHF million	31.12.13	31.12.12

Financial investments available-for-sale by product type[1]

Debt instruments

Government bills/bonds	39,233	47,031

Corporate bonds and municipal bonds, including bonds issued by financial institutions	15,324	10,940

Investment fund units	301	375

Asset-backed securities	4,017	7,313

of which: mortgage-backed securities	4,017	7,313

Total debt instruments	58,876	65,659

Equity instruments

Shares	637	547

Private equity investments	12	24

Total equity instruments	649	572

Total financial investments available-for-sale	59,525	66,230

1 Refer to “Note 24 Fair value measurement” for more information on the fair value hierarchy categorization.

Financial information

Notes to the consolidated financial statements

Note 16 Property and equipment

At historical cost less accumulated depreciation
CHF million	Own-used properties	Leasehold improvements	IT hardware and communication	Software	Other machines and equipment	Projects in progress	31.12.13	31.12.12
Historical cost

Balance at the beginning of the year	8,307	2,677	2,422	1,411	792	819	16,428	16,683

Additions	51	69	208	53	41	821	1,244	1,111

Disposals/write-offs[1]	(154)	(209)	(382)	(47)	(77)	(1)	(871)	(859)

Reclassifications	(225)	215	4	310	27	(818)	(488)[5]	(420)

Foreign currency translation	(10)	(76)	(46)	(8)	(15)	(23)	(178)	(88)

Balance at the end of the year	7,970	2,677	2,205	1,718	769	799	16,136	16,428

Accumulated depreciation

Balance at the beginning of the year	4,660	1,912	2,071	1,306	574	0	10,524	11,005

Depreciation	202	178	191	108	55	0	734	653

Impairment[2]	0	59	0	15	7	0	81	36

Disposals/write-offs[1]	(51)	(201)	(381)	(47)	(77)	0	(756)	(850)

Reclassifications	(323)	4	0	0	0	0	(319)[5]	(255)

Foreign currency translation	(4)	(59)	(40)	(9)	(12)	0	(124)	(65)

Balance at the end of the year	4,485	1,894	1,841	1,374	547	0	10,140	10,524

Net book value at the end of the year[3,4]	3,485	783	364	344	222	799	5,996	5,905

1 Includes write-offs of fully depreciated assets. 2 Impairment charges recorded in 2013 relate to assets for which the recoverable amount was determined based on value-in-use (recoverable amount of the impaired assets: CHF 36 million Leasehold improvements, CHF 0 million Software, CHF 1 million Other machines and equipment). 3 The fire insurance value of property and equipment was CHF 12,331 million as of 31 December 2013 (as of 31 December 2012: CHF 12,865 million), predominantly related to real estate. 4 As of 31 December 2013, contractual commitments to purchase property in the future amounted to approximately CHF 0.4 billion. 5 Reflects reclassifications to Properties held for sale (CHF 169 million on a net basis) reported within Other assets.

Investment properties at fair value

CHF million	31.12.13	31.12.12
Balance at the beginning of the year	99	10

Additions	7	6

Sales	0	0

Revaluations	(16)	9

Reclassifications	(81)	75

Foreign currency translation	0	0

Balance at the end of the year	10	99

Financial information

Note 17 Goodwill and intangible assets

Introduction

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS considers the segments, as reported in “Note 2 Segment reporting,” as separate cash-generating units (CGU). The impairment test is performed for each segment to which goodwill is allocated by comparing the recoverable amount, based on its value-in-use, to the carrying amount of the respective segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount. As of 31 December 2013, total goodwill recognized on the balance sheet was CHF 5.8 billion, of which CHF 1.3 billion, CHF 3.1 billion and CHF 1.4 billion was carried by Wealth Management, Wealth Management Americas and Global Asset Management, respectively. Based on the impairment testing methodology described below, UBS concluded that the goodwill balances as of 31 December 2013 allocated to these segments remain recoverable.

Methodology for goodwill impairment testing

The recoverable amounts are determined using a discounted cash flow model, which has been adapted to use inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a segment is the sum of the discounted earnings attributable to shareholders from the first five forecasted years and the terminal value. The terminal value, which covers all periods beyond the fifth year, is calculated on the basis of the forecast of fifth-year profit, the discount rate and the long-term growth rate and is adjusted for the effect of the capital assumed to be needed to support the perpetual growth implied by the long-term growth rate. The carrying amount for each segment is determined by reference to the Group’s equity attribution framework. Within this framework, which is described in the “Capital management” section of this report, the Board of Directors (BoD) attributes equity to the businesses after considering their risk exposure, risk-weighted assets and leverage ratio denominator usage, goodwill and intangible assets. The total amount of equity attributed to the business divisions can differ from the Group’s actual equity during a given period. The framework is primarily used for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equals the capital that a segment requires to conduct its business and is considered an appropriate starting point from which to determine the carrying value of the segments. From 1 January 2013, attributed equity underpinning goodwill and intangible assets that arose from the PaineWebber acquisition is reported in Corporate Center – Core Functions. For the purpose of the impairment test, the amount of goodwill and intangible assets related to this acquisition is allocated back to the respective business divisions when calculating the carrying amounts, such that the treatment is consistent with previous years. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective CGU.

è	Refer to the “Capital management” section of this report for more information on the equity attribution framework

Assumptions

Valuation parameters used within the Group’s impairment test model are linked to external market information, where applicable. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings available to shareholders in years one to five, to changes in the discount rates, and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term economic growth rates for different regions worldwide. Earnings available to shareholders are estimated based on forecast results, which are part of the business plan approved by the BoD.

The discount rates are determined by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of management. Based on this approach, discount rates for all CGU have decreased by 1% compared with last year.

Financial information

Notes to the consolidated financial statements

Note 17 Goodwill and intangible assets (continued)

Key assumptions used to determine the recoverable amounts of each segment are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 10%, the discount rates were changed by 1% and the long-term growth rates were changed by 0.5%. Under all scenarios, the recoverable amounts for each segment exceeded the respective carrying amount, such that the reasonably possible changes in key assumptions would not result in impairment.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity attributable to UBS shareholders and net profit. It would not impact cash flows and, as goodwill is required to be deducted from capital under the Basel capital framework, no impact would be expected on the Group total capital ratios.

In 2012, an impairment test was performed as of 30 September 2012 with respect to the Investment Bank because indicators of impairment were present for that cash-generating unit. These indicators included negative variances from planned performance, preliminary discussions regarding changes in strategy for the Investment Bank and revised business plan information taking into account changes in market conditions and the global economic outlook. The impairment test was based on the business plan approved by the Board of Directors on 29 October 2012. As a result of this impairment test, losses were recognized in the income statement relating to a full impairment of CHF 3,030 million for goodwill in 2012. Additional assets were examined to determine whether their carrying values exceeded their recoverable amounts. Impairment losses of CHF 15 million were recognized in the income statement for other intangible assets and CHF 19 million for property and equipment, both in 2012. These impairment losses were recognized in the Investment Bank’s 2012 operating results as Impairment of goodwill, Amortization and impairment of intangible assets, and Depreciation and impairment of property and equipment. In 2013, these impairment losses were retrospectively allocated to Corporate Center – Non-core and Legacy Portfolio.

è	Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information on the creation of Corporate Center – Non-core and Legacy Portfolio

Discount and growth rates

	Discount rates		Growth rates
In %	31.12.13	31.12.12	31.12.13	31.12.12
Wealth Management	9.0	10.0	1.7	1.7

Wealth Management Americas	9.0	10.0	2.4	2.4

Global Asset Management	9.0	10.0	2.4	2.4

Investment Bank	12.0	13.0	2.4	2.4

	Goodwill	Intangible assets
CHF million	Total	Infrastructure	Customer relationships, contractual rights and other	Total	31.12.13	31.12.12
Historical cost

Balance at the beginning of the year	5,949	696	773	1,469	7,417	10,641

Additions/adjustments[1]	41		38	38	79	11

Disposals	(6)		(28)	(28)	(35)	(1)

Write-offs					0	(3,110)

Foreign currency translation	(141)	(18)	(20)	(38)	(179)	(124)

Balance at the end of the year	5,842	678	763	1,441	7,283	7,417

Accumulated amortization and impairment

Balance at the beginning of the year		424	532	956	956	946

Amortization		35	44	79	79	89

Impairment[2]			3	3	3	3,047

Disposals			(28)	(28)	(28)	0

Write-offs					0	(3,110)

Foreign currency translation		(12)	(9)	(21)	(21)	(17)

Balance at the end of the year	0	447	543	990	990	956

Net book value at the end of the year	5,842	231	220	451	6,293	6,461

1 Mainly related to the acquisition of Link Investimentos, which was completed in 2013. Refer to “Note 31 Business combinations” for more information. 2 Impairment charges recorded in 2013 relate to assets for which the recoverable amount was determined based on value-in-use (recoverable amount of the impaired assets: CHF 5 million).

Financial information

Note 17 Goodwill and intangible assets (continued)

The following table presents the disclosure of goodwill and intangible assets by segment for the year ended 31 December 2013.

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Corporate Center		UBS
CHF million					Core Functions	Non-core and Legacy Portfolio
Goodwill

Balance at the beginning of the year	1,304	3,213		1,432			5,949

Additions / adjustments	(11)[1]		52 [2]				41

Disposals				(6)			(6)

Impairment							0

Foreign currency translation	(12)	(82)	(8)	(39)			(141)

Balance at the end of the year	1,281	3,131	44	1,386			5,842

Intangible assets

Balance at the beginning of the year	55	323	90	34	6	4	513

Additions	2		23		13		38

Disposals			(1)				(1)

Amortization	(4)	(49)	(13)	(8)	(4)	(2)	(79)

Impairment	(3)						(3)

Foreign currency translation	1	(6)	(9)	(1)		0	(16)

Balance at the end of the year	50	267	90	25	15	3	451

1 Goodwill for an acquisition made prior to adoption of IFRS 3 (revised 2009) was subsequently adjusted due to a change in the amount of contingent consideration.  2  Related to the acquisition of Link Investimentos, which was completed in 2013. Refer to “Note 31 Business combinations” for more information.

The estimated, aggregated amortization expenses for intangible assets are as follows.

CHF million	Intangible assets
Estimated, aggregated amortization expenses for:
2014	79

2015	78

2016	68

2017	57

2018	50

2019 and thereafter	101

Not amortized due to indefinite useful life	19

Total	451

Financial information

Notes to the consolidated financial statements

Note 18 Other assets1

CHF million	31.12.13	31.12.12
Prime brokerage receivables[2]	11,175	8,072

Recruitment loans to financial advisors	2,733	2,967

Other loans to financial advisors	358	487

Accrued interest income	433	753

Accrued income – other	931	761

Prepaid expenses	985	1,170

Net defined benefit pension and post-employment assets[3]	952	0

Settlement and clearing accounts	466	589

VAT and other tax receivables	410	214

Properties and other non-current assets held for sale	119	137

Other	1,665	2,094

Total other assets	20,228	17,244

1 In 2013, changes in the presentation of this Note were made. Accrued income and prepaid expenses are no longer presented as a separate line item on the balance sheet but under Other assets. Recruitment loans to financial advisors, Other loans to financial advisors, Accrued interest income, Accrued income – other and Prepaid expenses, which were previously disclosed under Accrued income and prepaid expenses, are now presented separately in this Note in order to enhance transparency. Prior periods have been restated. As a result, Other assets as of 31 December 2012 increased by CHF 6,138 million. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information. 2 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. The balance is mainly comprised of margin lending receivables. 3 Refer to “Note 28 Pension and other post-employment benefit plans” for more information.

Financial information

Balance sheet notes: liabilities

Note 19 Due to banks and customers

CHF million	31.12.13	31.12.12
Due to banks	12,862	23,024

Due to customers: demand deposits	178,972	162,954

Due to customers: time deposits	47,326	51,266

Due to customers: fiduciary deposits	21,459	24,984

Due to customers: retail savings/deposits	143,068	134,255

Total due to customers	390,825	373,459

Total due to banks and customers	403,686	396,483

Note 20 Financial liabilities designated at fair value
CHF million	31.12.13	31.12.12

Non-structured fixed-rate bonds	3,664	4,845

Structured debt instruments issued:

Equity-linked	32,835	35,259

Credit-linked	6,279	9,382

Rates-linked[1]	14,488	18,599

Other	2,698	4,241

Structured over-the-counter debt instruments:

Equity-linked	3,478	7,959

Other	4,839	9,784

Repurchase agreements	1,572	1,672

Loan commitments[2]	49	161

Total	69,901	91,901

of which: own credit on financial liabilities designated at fair value	577	292

1  Also includes non-structured rates-linked debt instruments issued.   2  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans. See Note 1a) 8) for additional information.

As of 31 December 2013, the contractual redemption amount at maturity of Financial liabilities designated at fair value through profit or loss was CHF 0.3 billion higher than the carrying value. As of 31 December 2012, the contractual redemption amount at maturity of such liabilities was CHF 0.2 billion higher than the carrying value.

As of 31 December 2013 and 31 December 2012, the Group had CHF 69,901 million and CHF 91,901 million, respectively, of financial liabilities designated at fair value, comprised of both Swiss franc and non-Swiss franc-denominated fixed-rate and floating-rate debt.

The table on the following page shows the contractual maturity of the carrying value of financial liabilities designated at fair value, split between fixed-rate and floating-rate based on the contractual terms and ignoring any early redemption features. Interest rate ranges for future interest payments related to these financial liabilities designated at fair value have not been included in the table below as a majority of these liabilities are structured products, and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the time each interest payment is made.

è	Refer to “Note 27b Maturity analysis of financial liabilities” for maturity information on an undiscounted cash flow basis

Financial information

Notes to the consolidated financial statements

Note 20 Financial liabilities designated at fair value (continued)

Contractual maturity of carrying value

CHF million, except where indicated	2014	2015	2016	2017	2018	2019–2023	Thereafter	Total 31.12.13	Total 31.12.12
UBS AG (Parent Bank)

Non-subordinated debt

Fixed-rate	3,556	1,881	1,361	2,637	933	2,275	2,788	15,431	22,344

Floating-rate	14,057	9,244	6,522	3,412	3,293	5,105	8,126	49,760	62,551

Subtotal	17,612	11,126	7,882	6,049	4,227	7,380	10,915	65,191	84,894

Subsidiaries

Non-subordinated debt

Fixed-rate	4	125	55	79	242	175	788	1,468	1,733

Floating-rate	779	511	211	656	264	557	264	3,242	5,273

Subtotal	783	636	267	735	506	732	1,052	4,710	7,006

Total	18,395	11,762	8,149	6,784	4,733	8,112	11,966	69,901	91,901

Note 21 Debt issued held at amortized cost
CHF million	31.12.13	31.12.12
Certificates of deposit	15,811	11,153

Commercial paper	2,961	7,792

Other short-term debt	8,862	13,548

Short-term debt	27,633	32,493

Non-structured fixed-rate bonds	17,417	31,341

Covered bonds	14,341	15,116

Subordinated debt	11,040	11,848

of which: Swiss SRB Basel III low-trigger loss absorbing capital	4,710	3,656

Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,293	7,585

Medium-term notes	779	1,341

Other long-term debt	2,083	5,113

Long-term debt	53,953	72,344

Total debt issued held at amortized cost[1]	81,586	104,837

1 Net of bifurcated embedded derivatives with a net negative fair value of CHF 160 million as of 31 December 2013. In 2013, the comparative period figure was corrected. On a corrected basis, as of 31 December 2012, these derivatives had a net negative fair value of CHF 118 million.

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1a) 15) and “Note 14 Derivative instruments and hedge accounting.” As a result of applying hedge accounting, the carrying value of debt issued increased by CHF 1,119 million and by CHF 2,608 million as of 31 December 2013 and 31 December 2012, respectively, reflecting changes in fair value due to interest rate movements.

Subordinated debt are unsecured obligations of the Group that are subordinated in right of payment to all other present and future indebtedness and also to certain other obligations of the Group. As of 31 December 2013 and 31 December 2012, the Group had CHF 11,040 million and CHF 11,848 million, respectively, of subordinated debt, which included CHF 4,710 million and CHF 3,656 million of Swiss SRB Basel III low-trigger loss absorbing capital as of 31 December 2013 and 31 December 2012, respectively. The majority of the subordinated debt outstanding as of 31 December 2013 were fixed-rate issuances, with the remainder paying floating-rate interest based on three-month or six-month London Interbank Offered Rate (LIBOR). Both the fixed- and floating-rate instruments provide for a single principal payment upon maturity.

As of 31 December 2013 and 31 December 2012, the Group had CHF 70,546 million and CHF 92,989 million, respectively, of non-subordinated debt issued held at amortized cost, comprised of both Swiss franc- and non-Swiss franc-denominated fixed-rate and floating-rate debt.

Financial information

Note 21 Debt issued held at amortized cost (continued)

The following table shows the contractual maturity of the carrying value of debt issued, split between fixed-rate and floating-rate based on the contractual terms and ignoring any early redemption features. The Group uses interest rate swaps to hedge the majority of fixed-rate debt issued, which changes their repricing characteristics into those similar to floating-rate debt.

è	Refer to “Note 27b Maturity analysis of financial liabilities” for maturity information on an undiscounted cash flow basis

Contractual maturity dates of carrying value
CHF million, except where indicated	2014	2015	2016	2017	2018	2019–2023	Thereafter	Total 31.12.13	Total 31.12.12
UBS AG (Parent Bank)

Non-subordinated debt

Fixed-rate	25,023	6,154	5,332	7,484	5,753	8,250	1,384	59,381	77,511

Interest rates (range in %)	0–6.6	0.3–3.9	0–6.4	0–5.9	0.4–6.6	0–4.9	0–2.8

Floating-rate	5,661	6	131				2,190	7,988	9,198

Subordinated debt

Fixed-rate	383	889	1,305	653	0	5,207	2,368	10,805	11,157

Interest rates (range in %)	3.1	2.4–7.4	3.1–5.9	4.1–7.4	0	4.5–7.6	4.3–8.8

Floating-rate						235		235	692

Subtotal	31,067	7,049	6,769	8,137	5,753	13,693	5,943	78,409	98,557

Subsidiaries

Non-subordinated debt

Fixed-rate	2,469	2	540	141	3	20	1	3,175	6,150

Interest rates (range in %)	0–8.0	0	0–8.3	0–8.0	0	0	0

Floating-rate					1			1	129

Subtotal	2,469	2	540	141	4	20	1	3,177	6,280

Total	33,536	7,050	7,309	8,277	5,757	13,713	5,944	81,586	104,837

Note 22 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total 31.12.13	Total 31.12.12
Balance at the beginning of the year	53	1,432	511	64	178	244	53	2,536	1,626

Additions from acquired companies	0	8 [3]	0	0	0	0	0	8	0

Increase in provisions recognized in the income statement	34	1,788	601	4	9	29	134 [4]	2,599	3,350

Release of provisions recognized in the income statement	(10)	(93)	(95)	(6)	(2)	(27)	(6)	(238)	(273)

Provisions used in conformity with designated purpose	(31)	(1,417)	(349)	0	(32)	(22)	(4)	(1,855)	(2,102)

Capitalized reinstatement costs	0	0	0	0	5	0	0	5	(4)

Reclassifications	0	(6)	0	(1)	0	0	28	21	(47)

Foreign currency translation/ unwind of discount	(1)	(89)	(9)	0	(2)	(2)	(1)	(104)	(14)

Balance at the end of the year	45	1,622	658 [5]	61	157 [6]	222 [7]	205	2,971	2,536

1 Comprises provisions for losses resulting from security risks and transaction processing risks. 2 Comprises provisions for losses resulting from legal, liability and compliance risks. 3 Related to the acquisition of Link Investimentos. Refer to “Note 31 Business combinations” for more information. 4 Included a charge of CHF 110 million related to the Swiss-UK tax agreement. 5 Includes personnel-related restructuring provisions of CHF 104 million as of 31 December 2013 (31 December 2012: CHF 243 million) and provisions for onerous lease contracts of CHF 554 million as of 31 December 2013 (31 December 2012: CHF 267 million). 6 Includes reinstatement costs for leasehold improvements of CHF 95 million as of 31 December 2013 (31 December 2012: CHF 97 million) and provisions for onerous lease contracts of CHF 62 million as of 31 December 2013 (31 December 2012: CHF 81 million). 7 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

415

Financial information

Notes to the consolidated financial statements

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 22b. Further information on the nominal principal amount of Loan commitments and guarantees, representing our maximum exposure to credit risk, is disclosed in the “Credit risk” section of this report. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 22a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” and “Risk management and control” sections of this report.

Financial information

Note 22 Provisions and contingent liabilities (continued)

Provisions for litigation, regulatory and similar matters by segment [1]

CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center – Core Functions	Corporate Center – Non-core and Legacy Portfolio	Total 31.12.2013	Total 31.12.2012
Balance at the beginning of the year	130	170	29	7	28	338	732	1,432	482
Additions from acquired companies					8 [2]			8
Increase in provisions recognized in the income statement	114	65	55	1	16	203	1,334	1,788	2,686
Release of provisions recognized in the income statement	(18)	(25)	(2)		(7)	(34)	(7)	(93)	(81)
Provisions used in conformity with designated purpose	(53)	(149)	(7)	(5)	(16)	(4)	(1,184)	(1,417)	(1,685)
Reclassifications	(7)		7		(6)	0		(6)	43
Foreign currency translation/unwind of discount	(1)	(5)			(2)	(14)	(67)	(89)	(13)

Balance at the end of the year	165	56	82	3	22	488	808	1,622	1,432

  1  Provisions, if any, for the matters described in (a) item 5 of this Note 22b are recorded in Wealth Management, (b) items 2 and 8 of this Note 22b are recorded in Wealth Management Americas, (c) item 12 of this Note 22b are recorded in the Investment Bank, (d) items 4, 9 and 11 of this Note 22b are recorded in Corporate Center – Core Functions and (e) items 3 and 7 of this Note 22b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions for the matters described in items 1 and 10 of this Note 22b are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 6 of this Note 22b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio.  2  Related to the acquisition of Link Investimentos. Refer to “Note 31 Business combinations” for more information.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at 31 December 2013. In Germany, several authorities have been conducting investigations against UBS Deutschland AG, UBS AG, and against certain employees of these entities concerning certain matters relating to our cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. Settlement discussions have commenced with respect to the German investigations.

2. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS was named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In August 2013, UBSFS agreed to a proposed USD 120 million settlement of the case, which was approved by the Court in December 2013. Previously, certain of the other underwriter defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. UBSFS also has been named in numerous individual civil suits and customer arbitrations, a small number of which were pending as of 31 December 2013. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

    Our balance sheet at 31 December 2013 reflected a provision with respect to pending arbitration matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD

417

Financial information

Notes to the consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action settlement announced in April 2013 by a third-party issuer received final approval by the district court in December 2013. The settlement, which is subject to appeal, reduced the original face amount of RMBS at issue in these cases from USD 37 billion to USD 13 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from USD 34 billion to USD 10 billion, as noted above. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

In 2012, a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. In September 2013, the US Court of Appeals for the Third Circuit affirmed the district court’s dismissal with prejudice, and in October 2013 the Court of Appeals denied plaintiffs’ petition for en banc review.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 5 March 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counter-party are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]

USD million	2006–2008	2009	2010	2011	2012	2013	2014, through 5 March	Total
Resolved demands

Actual or agreed loan repurchases/make whole payments by UBS	12	1						13

Demands rescinded by counterparty	110	104	19	304	237			774

Demands resolved in litigation	1	21						21

Demands expected to be resolved by third parties

Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	128	99		351

Demands in dispute

Demands in litigation			346	732	1,041			2,118

Demands in review by UBS				2	2	3		8

Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	17	515	3	540

Total	122	205	368	1,084	1,424	618	3	3,825

1 Loans submitted by multiple counterparties are counted only once.

Financial information

Note 22 Provisions and contingent liabilities (continued)

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

    Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. The case is in discovery. Related litigation brought by Assured Guaranty was resolved in May 2013. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. At this time, UBS does not expect that it will be required to make payment for the majority of loan repurchase demands at issue in the Trustee Suit for at least the following reasons: (1) we reviewed the origination file and/or servicing records for the loan and concluded that the allegations of breach of representations and warranties are unfounded, or (2) a surviving originator is contractually liable for any breaches of representations and warranties with respect to loans that it originated. UBS has indemnification rights in connection with approximately half of the USD 2 billion in original principal balance of loans at issue in this suit (reflected in the “Demands in litigation” category in the table above).

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In June 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee filed an amended complaint in June 2013, which UBS moved to dismiss in July 2013. The motion remains pending.

In December 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table below, our balance sheet at 31 December 2013 reflected a provision of USD 807 million with respect to matters described in this item 3. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

    UBS has received requests from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the US Department of Justice, Criminal Division, Fraud Section) and the SEC for information relating to its practices in connection with purchases and sales of mortgage-backed securities. We are cooperating with the authorities in these matters, which are in an early stage. Numerous other banks reportedly have received similar requests.

419

Financial information

Notes to the consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million	31.12.13	31.12.12
Balance at the beginning of the year	658	104

Increase in provision recognized in the income statement	1,359	554

Release of provision recognized in the income statement	(1)	0

Provision used in conformity with designated purpose	(1,208)	0

Balance at the end of the year	807	658

4. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In December 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed a notice of appeal.

5. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and

Financial information

Note 22 Provisions and contingent liabilities (continued)

various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In June 2013, the Second Circuit Court of Appeals rejected the BMIS Trustee’s appeal against that ruling and upheld the District Court’s decision. The BMIS Trustee has sought leave to appeal to the US Supreme Court, which has invited the Solicitor General of the United States to file a brief expressing the views of the United States as to whether review should be granted. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

6. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal handed down its judgment in short form. It overturned all findings of liability against UBS Limited and convictions of the UBS individuals and acquitted them, stating that the conduct did not occur. The court indicated that it would issue a full judgment within 90 days.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In August 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. Provisions were booked in respect of these settlements.

7. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank BadenWürttemberg (LBBW), in relation to their respective swaps with KWL. As a result of the KWL CDS transactions and the back-to-back CDS transactions with Depfa and LBBW, UBS and UBS Limited are owed a total amount of approximately USD 319.8 million, plus interest, which remains unpaid. Specifically, under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 137.6 million, plus interest, has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited. Both KWL and Depfa make mutually exclusive claims for payment of USD 32.6 million which has previously been paid by Depfa to UBS Limited. The trial is due to start in April 2014.

    In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW have continued in Leipzig, and in June 2013, the court in Leipzig ruled in LBBW’s favor. KWL has filed an appeal against that ruling. A hearing is fixed for late March 2014. The Leipzig court has also ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

421

Financial information

Notes to the consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW are defending against the claims and have also issued counterclaims. Additionally Depfa added a claim against KWL to the proceedings against it and KWL served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden relating to the same transactions, they were each convicted of embezzlement in December 2013 and given longer sentences. They have indicated that they will appeal.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transactions, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

8. Puerto Rico

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was overturned by the Puerto Rico Court of Appeals in September 2013. In February 2014, UBS’s petition for appeal was denied by the Supreme Court of Puerto Rico, and UBS is filing motions for reconsideration. Also, in October 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives following a hearing that took place in late 2012, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in May 2012. Additionally, declines in Puerto Rico municipal bond and closed-end fund prices since August 2013 have led to multiple regulatory inquiries, customer complaints and arbitrations filed by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the closed-end funds, alleging hundreds of millions in losses in the funds. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

Our balance sheet at 31 December 2013 reflected a provision with respect to the matters described in this item 8 in an amount that UBS believes to be appropriate under the applicable accounting standards. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may prove to be substantially greater (or may be less) than the provision that we have recognized.

9. LIBOR, foreign exchange, and benchmark rates

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the US Department of Justice (DOJ), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

    In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. The NPA required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. At the sentencing hearing held in September 2013, the court approved the proposed plea agreement and imposed a USD 100 million fine against UBSSJ, as agreed to by the DOJ and UBSSJ under the plea agreement. Since the sentencing, UBS has paid a fine of USD 400 million to the DOJ, and UBSSJ has paid the USD 100 million fine imposed by the sentencing court. The conduct

Financial information

Note 22 Provisions and contingent liabilities (continued)

described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Investigations by the CFTC and other government authorities remain ongoing notwithstanding these resolutions.

    UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau announced the discontinuation of its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

In December 2013, the European Commission (EC) announced a decision adopted in the Commission’s Yen Interest Rate Derivatives (YIRD) investigation, under which UBS has received full immunity from fines for disclosing to the Commission the existence of infringements relating to YIRD.

In June 2013, the MAS announced the results of its investigation of benchmark submissions by 20 banks, including UBS. The investigation related to various benchmark submissions, including the Singapore Interbank Offered Rates and the Swap Offered Rates, and covered the period from 2007 to 2011. The MAS found deficiencies in the governance, risk management, internal controls and surveillance systems for the banks’ benchmark submission processes and directed the banks to correct the deficiencies and set aside additional statutory reserves with MAS at zero interest for one year. The MAS also announced proposed changes to its regulatory framework for financial benchmarks that are designed to enhance the integrity of the process for setting benchmarks.

In December 2013, UBS entered into an enforceable undertaking in relation to an investigation by the Australian Securities and Investments Commission (ASIC) into conduct relating to Australian Bank Bill Swap Rate (BBSW) submissions. An independent expert engaged by UBS at ASIC’s request concluded that, to the extent there may have been any impact of such conduct on the market as a whole, it would have been insignificant. The enforceable undertaking requires UBS to ensure that its participation in relation to the setting of Australian interest rate benchmarks upholds the integrity and reliability of those benchmarks and is in accordance with its obligations under the CFTC order. UBS also agreed to make a voluntary contribution of AUD 1 million to fund independent financial literacy projects in Australia. ASIC has the power to investigate, conduct further surveillance or pursue criminal prosecution of UBS or its representatives in relation to any contravention. ASIC acknowledged UBS’s cooperation and the fact that it was the first bank to report this conduct to it. ASIC’s inquiries in relation to the BBSW rate set are ongoing.

In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

    LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege

423

Financial information

Notes to the consolidated financial statements

Note 22 Provisions and contingent liabilities (continued)

manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In March 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. In August 2013, the same court denied the parties’ requests for reconsideration and plaintiffs’ motion for interlocutory appeal and to amend the complaints to include additional antitrust and Commodity Exchange Act allegations. It granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract. Motions to dismiss these unjust enrichment and breach of contract claims are pending, as is a renewed motion to dismiss by UBS and other defendants that seeks dismissal of further CEA claims. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but in October 2013 the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2013 reflected a provision of an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

    Foreign exchange-related regulatory matters: Following an initial media report in June 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals business. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, WEKO, the DOJ, the CFTC, and the FCA. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. A number of authorities also are reportedly investigating potential manipulation of precious metal prices. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

    Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal court against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with the defendants. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have not yet filed responsive pleadings.

10. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2013 reflected a provision with respect to matters described in this item 10 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

11. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In November and December 2013,

424

Financial information

Note 22 Provisions and contingent liabilities (continued)

approximately BRL 128 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government in October 2013.

Our balance sheet at 31 December 2013 reflected a provision with respect to matters described in this item 11 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

12. Matters relating to the CDS market

In July 2013 the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We have submitted our response to the Statement of Objections. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. Between May 2013 and November 2013, several putative class action complaints were filed against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act. In January 2014, after the cases were consolidated for pretrial purposes in the Southern District of New York, plaintiffs filed a consolidated amended complaint. Plaintiffs allege that the defendants, Markit and ISDA unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims under the Sherman Act and common law on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief.

Note 23 Other liabilities1

CHF million	31.12.13	31.12.12
Prime brokerage payables[2]	32,543	35,620

Amounts due under unit-linked investment contracts	16,155	15,299

Accrued expenses – compensation related	2,631	2,043

Accrued expenses – interest expense	1,199	1,955

Accrued expenses – other	2,465	2,628

Deferred compensation plans	1,919	1,541

Net defined benefit pension and post-employment liabilities[3]	1,048	1,284

Third-party interest in consolidated investment funds	953	965

Settlement and clearing accounts	946	991

Current and deferred tax liabilities[4]	667	586

VAT and other tax payables	570	606

Deferred income	264	291

Other	1,417	2,713

Total other liabilities	62,777	66,523

1 In 2013, changes in the presentation of this Note were made. Accrued expenses and deferred income are no longer presented as a separate line item on the balance sheet but under Other liabilities. Accrued expenses – compensation related, Accrued expenses – interest expense, Accrued expenses – other and Deferred income, which were previously disclosed under Accrued expenses and deferred income, are now presented separately in this Note in order to enhance transparency. Prior periods have been restated. As a result, Other liabilities as of 31 December 2012 increased by CHF 6,917 million. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information.  2  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. The balance is mainly comprised of client securities financing and deposit liabilities.  3  Refer to “Note 28 Pension and other post-employment benefit plans” for more information.  4  Deferred tax liabilities were CHF 59 million and CHF 52 million for 31 December 2013 and 31 December 2012, respectively. Refer to “Note 8 Income taxes” for more information.

425

Financial information

Notes to the consolidated financial statements

Additional information

Note 24 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Sensitivity of fair value measurements to changes in unobservable input assumptions
j)	Deferred day-1 profit or loss
k)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

If available, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve the use of estimates, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The limitations inherent in a particular valuation technique are considered in the determination of an asset or liability’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. Refer to “Note 24j Deferred day-1 profit or loss” for more information.

Financial information

Note 24 Fair value measurement (continued)

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business’s fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’s estimate of fair value to align with independent market data and accounting standards (refer to “Note 24d Valuation adjustments” for more information).

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

    Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

    Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models.

The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

    Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation (refer to “Note 24h Valuation of assets and liabilities classified as Level 3”). The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

427

Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in measuring fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of the valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Refer to “Note 24j Deferred day-1 profit or loss” for more information.

Counterparty credit risk in the valuation of derivatives

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counterparty considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

CVA and DVA for derivative financial instruments
CHF billion	31.12.13	31.12.12
DVA

Gain/(loss) for the year ended	(0.1)	(0.4)

Life-to-date gain/(loss)	0.3	0.4

CVA[1]

Gain/(loss) for the year ended[2]	0.4	1.1

of which: Monoline credit protection	0.2	0.3

of which: Other instruments	0.2	0.8

Life-to-date gain/(loss)	(0.5)	(0.9)

of which: Monoline credit protection	(0.1)	(0.4)

of which: Other instruments	(0.4)	(0.6)

1  Amounts do not include reserves against defaulted counterparties. 2   Amounts do not include commutations.

Financial information

Note 24 Fair value measurement (continued)

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS MTN are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 December 2013 and 2012, respectively, are summarized in the table below.

Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit on financial liabilities designated at fair value

	As of or for the year ended
CHF million	31.12.13	31.12.12	31.12.11
Gain/(loss) for the year ended	(283)	(2,202)	1,537

Life-to-date gain/(loss)	(577)	(292)	1,934

429

Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques1

	31.12.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	79.9	30.1	4.3	114.2	91.4	46.4	5.7	143.5

of which:

Government bills/bonds	7.9	5.1	0.0	13.1	22.2	6.4	0.1	28.7

Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.1	13.3	1.7	16.0	0.8	21.4	1.6	23.9

Loans	0.0	2.0	1.0	3.0	0.0	4.1	2.0	6.1

Investment fund units	4.8	6.0	0.3	11.1	2.6	10.2	0.1	12.9

Asset-backed securities	0.0	2.3	1.0	3.3	3.6	3.4	1.5	8.6

Equity instruments	50.7	1.0	0.2	51.9	47.6	0.3	0.1	48.0

Financial assets for unit-linked investment contracts	15.4	0.4	0.1	15.8	14.5	0.4	0.3	15.2

Positive replacement values	3.0	237.4	5.5	245.8	2.9	408.0	8.1	419.0

of which:

Interest rate contracts	0.0	129.4	0.3	129.8	0.0	265.6	0.4	266.0

Credit derivative contracts	0.0	15.3	3.0	18.3	0.0	33.2	3.6	36.9

Foreign exchange contracts	0.5	74.6	0.9	76.0	0.3	94.5	1.2	96.0

Equity/index contracts	2.2	14.6	1.2	18.1	2.2	10.9	2.9	15.9

Commodities contracts	0.0	3.5	0.0	3.5	0.1	3.8	0.0	3.8

Financial assets designated at fair value	0.1	2.9	4.4	7.4	0.1	4.1	4.9	9.1

of which:

Loans (including structured loans)	0.0	1.4	1.1	2.5	0.0	1.4	1.4	2.8

Structured reverse repurchase and securities borrowing agreements	0.0	1.1	3.1	4.2	0.0	2.2	3.3	5.5

Other	0.1	0.5	0.2	0.7	0.1	0.5	0.2	0.8

Financial investments available-for-sale	39.7	19.0	0.8	59.5	48.5	16.9	0.7	66.2

of which:

Government bills/bonds	38.0	1.2	0.0	39.2	46.4	0.6	0.0	47.0

Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.6	13.6	0.1	15.3	2.1	8.8	0.1	10.9

Investment fund units	0.0	0.0	0.2	0.3	0.0	0.1	0.2	0.4

Asset-backed securities	0.0	4.0	0.0	4.0	0.0	7.3	0.0	7.3

Equity instruments	0.1	0.1	0.4	0.6	0.1	0.0	0.4	0.6

Non-financial assets

Investment properties at fair value	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1

Precious metals and other physical commodities	8.6	0.0	0.0	8.6	17.1	0.0	0.0	17.1

Assets measured at fair value on a non-recurring basis

Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.0	0.1	0.1

Total assets measured at fair value	131.3	289.4	15.0	435.7	160.0	475.4	19.6	655.1

430

Financial information

Note 24 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques1 (continued)

	31.12.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	22.5	3.9	0.2	26.6	28.6	5.4	0.2	34.2

of which:

Government bills/bonds	6.9	0.5	0.0	7.3	14.1	0.6	0.0	14.7

Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	3.2	0.2	3.6	0.9	4.5	0.1	5.5

Investment fund units	0.4	0.1	0.0	0.5	0.1	0.2	0.0	0.4

Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Equity instruments	15.0	0.2	0.0	15.1	13.5	0.1	0.0	13.6

Negative replacement values[4]	3.0	232.5	4.4	240.0	2.9	385.9	6.5	395.3

of which:

Interest rate contracts	0.0	116.8	0.4	117.2	0.0	238.7	0.4	239.1

Credit derivative contracts	0.0	15.1	2.0	17.0	0.0	31.1	3.3	34.4

Foreign exchange contracts	0.5	79.3	0.5	80.3	0.3	99.2	1.5	101.0

Equity/index contracts	2.3	18.1	1.5	21.9	2.2	12.9	1.3	16.4

Commodities contracts	0.0	3.2	0.0	3.2	0.1	3.9	0.0	4.0

Financial liabilities designated at fair value	0.0	57.8	12.1	69.9	0.0	77.2	14.7	91.9

of which:

Non-structured fixed-rate bonds	0.0	2.4	1.2	3.7	0.0	4.2	0.8	5.0

Structured debt instruments issued	0.0	48.4	7.9	56.3	0.0	57.4	10.0	67.4

Structured over-the-counter debt instruments	0.0	6.5	1.8	8.3	0.0	15.5	2.2	17.7

Structured repurchase agreements	0.0	0.4	1.2	1.6	0.0	0.0	1.7	1.7

Loan commitments	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.2	0.0	16.2	0.0	15.3	0.0	15.3

Total liabilities measured at fair value	25.5	310.3	16.8	352.6	31.5	483.8	21.4	536.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. In 2013, comparative period figures were corrected. On a corrected basis, as of 31 December 2012, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.  2  Financial assets held for trading do not include precious metals and commodities.  3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.   4  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 256 million as of 31 December 2013 (31 December 2012: CHF 384 million).

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed-rate, floating-rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex

431

Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price data is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price data is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price data available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with quoted prices in liquid markets readily available. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade or quote data may be obtained periodically for the instrument held, and the valuation process will use this trade price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows thus estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount

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Note 24 Fair value measurement (continued)

margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available or which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counterparties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based on funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in “Note 24d Valuation adjustments,” the fair value of uncollateralized derivatives is adjusted using CVA or DVA processes to reflect an estimation of the impact of counterparty credit and UBS own credit risk on the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

Interest rate option contracts include caps and floors, swap-tions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

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Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single-name CDS contracts for which a derivative-based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single-name and loan CDS include single-name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single-name or loan CDS as described. Many single-name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

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Note 24 Fair value measurement (continued)

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

OTC FX option contracts include standard call and put options, options with multiple exercise dates, path-dependent options, options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. The inputs used to value these OTC FX option contracts are calculated using consensus pricing services without an underlying principal market, historical asset prices or by extrapolation.

Cross currency balance guaranteed swaps (BGS) are classified as foreign exchange contracts. Details of the fair value classification can be found under interest rate contracts above.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market data available for the instrument maturity and are valued by some form of extrapolation of available data, use of historical dividend data, or use of data for a related equity.

Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured us-ing market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

Financial liabilities designated at fair value

Structured and OTC debt instruments issued

Structured debt instruments issued are comprised of medium-term notes (MTN), which are held at fair value under the fair value option. These MTN are tailored specifically to the holder’s risk or investment appetite with structured coupons or payoffs.

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Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments which are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

With the adoption of IFRS 13, UBS refined its methodology regarding disclosure of transfers between Level 1 and Level 2 in the fair value hierarchy. The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.8 billion, which were mainly comprised of financial assets held for trading, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 2 to Level 1 during 2013, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial assets held for trading and positive replacement values, and liabilities totaling approximately CHF 0.3 billion, which were primarily comprised of negative replacement values, were transferred from Level 1 to Level 2 during 2013, generally due to diminished levels of trading activity observed within the market.

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

With the adoption of IFRS 13, the Group refined its methodology for determining transfers and movements of Level 3 instruments, resulting in increased disclosure granularity and alignment with industry best practices. Assets and liabilities transferred into or out of Level 3 are now presented as if those assets or liabilities had been transferred at the beginning of the annual reporting period. Prior to adopting IFRS 13, the Group presented transfers into or out of Level 3 on a quarterly basis, with the quarters then aggregated for the annual result. Comparative data has not been restated.

As of 31 December 2013, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) mainly comprised the following:

–	structured debt instruments issued (equity- and credit-linked);
–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts and
–	structured over-the-counter debt instruments.

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Note 24 Fair value measurement (continued)

Significant movements in Level 3 instruments during the year ended 31 December 2013 were as follows.

Financial assets held for trading

Financial assets held for trading decreased from CHF 5.7 billion to CHF 4.3 billion during the year. Issuances of CHF 5.0 billion, comprised of traded loans, and purchases of CHF 2.1 billion, mainly comprised of corporate bonds and traded loans, were mostly offset by sales of CHF 6.8 billion, which were primarily comprised of traded loans. Transfers into Level 3 during the period amounted to CHF 2.2 billion and were mainly comprised of traded loans, mortgage-backed securities and corporate bonds due to decreased observability of credit spread inputs. Transfers out of Level 3 amounted to CHF 1.2 billion and were primarily comprised of asset-backed securities, traded loans and corporate bonds.

Financial assets designated at fair value

Financial assets designated at fair value decreased from CHF 4.9 billion to CHF 4.4 billion during the year. Settlements of CHF 3.3 billion, primarily comprised of structured reverse repurchase and securities borrowing agreements, were partly offset by issuances of CHF 2.6 billion, which were mainly comprised of structured reverse repurchase and securities borrowing agreements and structured loans.

Financial investments available-for-sale

Financial investments available-for-sale increased from CHF 0.7 billion to CHF 0.8 billion during the year. Sales of CHF 0.2 billion were more than offset by net gains of CHF 0.1 billion included in comprehensive income, purchases of CHF 0.1 billion and transfers into Level 3 of CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased from CHF 8.1 billion to CHF 5.5 billion during the year. Settlements and issuances amounted to CHF 4.7 billion and CHF 2.2 billion, respectively, and were primarily comprised of credit derivative contracts. Transfers into Level 3 amounted to CHF 3.8 billion and were primarily comprised of credit derivative contracts and foreign exchange derivative contracts. These transfers resulted from both changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 totaling CHF 2.7 billion included UBS’s option to acquire the equity of the SNB StabFund, which was transferred from Level 3 to Level 2 during the third quarter of 2013 and exercised subsequently.

Negative replacement values

Negative replacement values decreased from CHF 6.5 billion to CHF 4.4 billion during the year. Settlements and issuances amounted to CHF 4.6 billion and CHF 1.4 billion, respectively. Settlements were primarily comprised of credit derivative contracts, and issuances were mainly comprised of equity/index contracts and credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 3.0 billion and CHF 1.0 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts resulting from changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased from CHF 14.7 billion to CHF 12.1 billion during the year. Settlements of CHF 9.4 billion, mainly comprised of equity- and credit-linked structured debt instruments issued and structured over-the-counter debt instruments, were partly offset by issuances of CHF 6.4 billion, which were primarily comprised of equity-linked structured debt instruments issued, non-structured fixed-rate bonds, structured repurchase agreements and structured over-the-counter debt instruments. Financial liabilities designated at fair value transferred into and out of Level 3 amounted to CHF 2.9 billion and CHF 1.7 billion, respectively. Transfers into Level 3 were primarily comprised of rates- and equity-linked structured debt instruments issued as well as structured over-the-counter debt instruments, as a reduction in observable equity volatility inputs and credit correlation affected the embedded options in these structures. Transfers out of Level 3 were mainly comprised of equity-, credit- and rates-linked structured debt instruments issued, due to volatility inputs becoming observable for credit spread, equity volatility inputs and rates correlation used to determine the fair value of the embedded options in these structures.

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Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

Movements of Level 3 instruments

		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2011	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation
Financial assets held for trading[1]	7.8	(1.1)	(0.3)	0.0	0.0	0.0	1.0	(7.2)	6.1	0.0	2.4	(3.0)	(0.3)

of which:

Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.4

Loans	1.4

Asset-backed securities	3.7

Other	0.3

Financial assets designated atfair value	2.7	0.1	0.0	0.0	0.0	0.0	0.0	0.0	2.7	(1.0)	0.6	0.0	(0.3)

of which:

Loans (including structured loans)	0.8

Structured reverse repurchase and securities borrowing agreements	1.7

Other	0.2

Financial investments available-for-sale	0.6	0.1	(0.1)	0.0	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.2	(0.1)	0.0

Positive replacement values	13.9	(2.9)	(1.2)	0.0	0.0	0.0	0.0	0.0	1.2	(3.4)	2.1	(2.3)	(0.5)

of which:

Credit derivative contracts	8.8

Foreign exchange contracts	2.0

Equity/index contracts	2.2

Other	0.9

Negative replacement values	10.8	(1.3)	(0.3)	0.0	0.0	0.0	0.0	0.0	1.1	(3.9)	2.7	(2.3)	(0.5)

of which:

Credit derivative contracts	7.1

Foreign exchange contracts	2.3

Equity/index contracts	0.9

Other	0.4

Financial liabilities designated at fair value	12.1	1.9	1.1	(0.4)	0.0	0.0	0.0	0.0	5.9	(6.0)	5.9	(5.3)	0.6

of which:

Non-structured fixed-rate bonds	0.1

Structured debt instruments issued	8.9

Structured over-the-counter debt instruments	2.7

Structured repurchase agreements	0.4

1 Includes assets pledged as collateral which may be sold or repledged by counterparties. 2 Total Level 3 assets as of 31 December 2013 were CHF 15.0 billion (31 December 2012: CHF 19.6 billion). Total Level 3 liabilities as of 31 December 2013 were CHF 16.8 billion (31 December 2012: CHF 21.4 billion).

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Financial information

	Total gains/losses included in comprehensive income
Balance as of 31 December 2012	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2013[2]
5.7	(2.4)	(1.3)	0.0	0.0	0.0	2.1	(6.8)	5.0	0.0	2.2	(1.2)	(0.2)	4.3

1.6	0.0	0.0	0.0	0.0	0.0	0.9	(0.8)	0.0	0.0	0.3	(0.2)	0.0	1.7

2.0	(2.1)	(1.2)	0.0	0.0	0.0	0.7	(4.9)	5.0	0.0	0.6	(0.2)	0.0	1.0

1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.2	(0.7)	0.0	0.0	0.6	(0.5)	(0.2)	1.0

0.6	(0.2)	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	0.0	0.6	(0.2)	0.0	0.6

4.9	0.2	1.5	0.0	0.0	0.0	0.0	0.0	2.6	(3.3)	0.2	(0.2)	(0.1)	4.4

1.4	(0.6)	(0.6)	0.0	0.0	0.0	0.0	0.0	1.2	(0.8)	0.1	(0.2)	0.0	1.1

3.3	0.8	2.1	0.0	0.0	0.0	0.0	0.0	1.3	(2.4)	0.2	0.0	(0.1)	3.1

0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.2

0.7	0.0	0.0	0.0	0.0	0.1	0.1	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.8

8.1	(0.8)	(0.5)	0.0	0.0	0.0	0.0	(0.1)	2.2	(4.7)	3.8	(2.7)	(0.3)	5.5

3.6	(0.8)	(0.6)	0.0	0.0	0.0	0.0	0.0	1.9	(3.8)	2.4	(0.2)	(0.1)	3.0

1.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.4)	0.6	(0.1)	(0.2)	0.9

2.9	0.4	0.4	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)	0.4	(2.3)	0.0	1.2

0.4	(0.2)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	(0.4)	0.4	(0.1)	0.0	0.3

6.5	(0.5)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.4	(4.6)	3.0	(1.0)	(0.4)	4.4

3.3	(0.8)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.4	(3.3)	2.7	(0.3)	0.0	2.0

1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	(0.5)	0.0	0.0	(0.3)	0.5

1.3	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.7	(0.7)	0.1	(0.5)	0.0	1.5

0.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.3	(0.1)	0.2	(0.2)	(0.1)	0.5

14.7	(0.4)	1.0	0.0	0.0	0.0	0.0	0.0	6.4	(9.4)	2.9	(1.7)	(0.2)	12.1

0.8	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	1.1	(0.8)	0.5	(0.1)	0.0	1.2

10.0	1.2	0.6	0.0	0.0	0.0	0.0	0.0	3.2	(6.7)	1.9	(1.4)	(0.1)	7.9

2.2	(0.4)	(0.3)	0.0	0.0	0.0	0.0	0.0	1.0	(1.3)	0.5	(0.1)	(0.1)	1.8

1.7	(1.0)	0.8	0.0	0.0	0.0	0.0	0.0	1.1	(0.6)	0.0	0.0	0.0	1.2

439

Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

	Fair value as of 31.12.13				Range of inputs
CHF billion	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale

Corporate bonds and municipal bonds,including bonds issued by financial institutions	1.8	0.2	Relative value to market comparable	Bond price equivalent	0	127	points

Traded loans, loans designated at fair value and loan commitments	2.2	0.0	Relative value to market comparable	Loan price equivalent	0	102	points

			Discounted expected cash flows	Credit spread	65	125	basis points

			Market comparable and securitization model	Discount margin/spread	1	15		%

			Mortality dependent cash flow	Volatility of mortality	21	128		%

Investment fund units[2]	0.6	0.0	Relative value to market comparable	Net asset value

Asset-backed securities	1.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18		%

				Constant default rate	0	10		%

				Loss severity	0	100		%

				Discount margin/spread	1	39		%

			Relative value to market comparable	Bond price equivalent	0	102	points

Equity instruments[2]	0.6	0.0	Relative value to market comparable	Price

Structured (reverse) repurchase agreements	3.1	1.2	Discounted expected cash flows	Funding spread	10	163	basis points

Financial assets for unit-linked investment contracts[2]	0.1		Relative value to market comparable	Price

Structured debt instruments and non-structured fixed-rate bonds[3]		11.0

440

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Note 24 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)

	Fair value as of 31.12.13				Range of inputs
CHF billion	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit[1]
Replacement values

Interest rate contracts	0.3	0.4	Option model	Volatility of interest rates	13	73		%

				Rate to rate correlation	84	94		%

				Intra-curve correlation	50	84		%

			Discounted expected cash flows	Constant prepayment rate	0	3		%

			Discounted expected
			cash flow based on modeled
Credit derivative contracts	3.0	2.0	defaults and recoveries	Credit spreads	2	1,407	basis points

				Upfront price points	(12)	68		%

				Recovery rates	0	95		%

				Credit index correlation	10	90		%

				Discount margin/spread	0	39		%

				Credit pair correlation	42	92		%

			Discounted cash flow projection
			on underlying bond	Constant prepayment rate	0	15		%

				Constant default rate	0	12		%

				Loss severity	0	100		%

				Discount margin/spread	0	38		%

				Bond price equivalent	0	100	points

				Volatility of foreign
Foreign exchange contracts	0.9	0.5	Option model	exchange	7	20		%

				Rate to FX correlation	(71)	60		%

				FX to FX correlation	(83)	80		%

			Discounted expected cash flows	Constant prepayment rate	0	13		%

Equity/index contracts	1.2	1.5	Option model	Equity dividend yields	0	10		%

				Volatility of equity stocks,
				equity and other indices	1	88		%

				Equity – FX correlation	(52)	77		%

				Equity to equity correlation	17	99		%

Non-financial assets2,[4]	0.1		Relative value to market comparable	Price

				Projection of cost and
				income related to the
			Discounted cash flow projection	particular property

				Discount rate

				Assessment of the particular property’s condition

1   The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.  2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.  3  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.   4  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

441

Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table above and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 0–127 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 87 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 75% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 84 points.

For credit derivatives, the bond price range of 0–100 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–102 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 102 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 90 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depend on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 65–125 basis points in loans and 2–1407 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 2%.

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Note 24 Fair value measurement (continued)

For credit derivatives, the range of 0–15% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–10% for asset-backed securities and 0–12% for credit derivatives represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is 2%.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decrease in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 0–100% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity is 90%. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (1–15%), asset-backed securities (1–39%) and credit derivatives (0–39%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 5.5%. For loans, the average effective DM is 1.84% compared with the disclosed range of 1–15%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price, is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–10% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the

443

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Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 13–73% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 7–20% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 1–88% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 21–128% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between –100% and +100% where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and –100% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–84%.
–

Credit index correlation of 10–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–	Credit pair correlation is particularly important for FTD credit structures. The range of 42–92% reflects the difference between credits with low correlation and similar highly correlated credits.
–

Rate-to-FX correlation – captures the correlation between in- terest rates and FX rates. The range for the portfolio is (71)– 60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).
–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (83)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for com- plex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 17–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (52)–77% represents the range of the relation- ship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value has an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10 – 163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The

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Note 24 Fair value measurement (continued)

effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates.

The range of (12)–68% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of (12)% reflect an instrument that is trading with a tighter credit spread than the underlying quotation instrument, while upfront points of 68% represent a distressed credit.

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table on the following page summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 December 2013, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.2 billion and CHF 1.1 billion, respectively (31 December 2012: CHF 1.8 billion and CHF 1.4 billion, respectively). In the table on the following page, the significant change in sensitivity within equity/index derivative contracts from 31 December 2012 to 31 December 2013 resulted from the transfer of UBS’s option to acquire the equity of the SNB StabFund from Level 3 to Level 2 during the third quarter and the subsequent exercise.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related hedges. The main interdependencies across different products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with, the total sensitivity therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

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Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

Sensitivity of fair value measurements to changes in unobservable input assumptions1

	31.12.13		31.12.12
CHF million	Favorable changes[2]	Unfavorable changes[2]	Favorable changes[2]	Unfavorable changes[2]
Government bills/bonds	17	(4)	29	(2)

Corporate bonds and municipal bonds, including bonds issued by financial institutions	35	(76)	102	(70)

Traded loans, loans designated at fair value and loan commitments	148	(70)	204	(40)

Asset-backed securities	54	(46)	74	(48)

Equity instruments	137	(84)	151	(76)

Interest rate derivative contracts, net	127	(91)	27	(30)

Credit derivative contracts, net	366	(419)	577	(556)

Foreign exchange derivative contracts, net	57	(56)	89	(94)

Equity/index derivative contracts, net	41	(43)	272	(272)

Structured debt instruments issued	184	(151)	219	(151)

Other	63	(54)	73	(75)

Total	1,229	(1,094)	1,818	(1,414)

1  Upon adoption of IFRS 13, UBS refined its methodologies for estimating the sensitivity of fair value measurements to changes in unobservable valuation input assumptions. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for more information.  2  Of the total favorable change, CHF 154 million as of 31 December 2013 (31 December 2012: CHF 163 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 159 million as of 31 December 2013 (31 December 2012: CHF 124 million) related to financial investments available-for-sale.

j) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day 1 profit or loss

	For the year ended
CHF million	31.12.13	31.12.12
Balance at the beginning of the year	474	433

Profit/(loss) deferred on new transactions	694	424

(Profit)/loss recognized in the income statement	(653)	(367)

Foreign currency translation	(29)	(16)

Balance at the end of the year	486	474

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Financial information

Note 24 Fair value measurement (continued)

k) Financial instruments not measured at fair value

The following table reflects the estimated fair values and the fair value hierarchy for UBS’s financial instruments not measured at fair value.

Financial instruments not measured at fair value

	31.12.13					31.12.12
	Carrying value	Fair value				Carrying value	Fair value
CHF billion	Total	Total	Level 1	Level 2	Level 3	Total	Total
Assets

Cash and balances with central banks	80.9	80.9	80.9	0.0	0.0	66.4	66.4

Due from banks	17.2	17.2	14.7	2.4	0.0	21.2	21.2

Cash collateral on securities borrowed	27.5	27.5	0.0	27.5	0.0	37.4	37.4

Reverse repurchase agreements	91.6	91.6	0.0	91.2	0.4	130.9	131.1

Cash collateral receivables on derivative instruments	28.0	28.0	0.0	28.0	0.0	30.4	30.4

Loans	287.0	289.3	0.0	165.5	123.8	279.9	282.9

Other assets	17.6	17.4	0.0	17.4	0.0	12.2	12.2

Liabilities

Due to banks	12.9	12.9	10.8	2.1	0.0	23.0	23.1

Cash collateral on securities lent	9.5	9.5	0.0	9.5	0.0	9.2	9.2

Repurchase agreements	13.8	13.8	0.0	13.8	0.0	38.6	38.6

Cash collateral payables on derivative instruments	49.1	49.1	0.0	49.1	0.0	71.1	71.1

Due to customers	390.8	390.8	0.0	390.8	0.0	373.5	373.5

Debt issued	81.4	84.0	0.0	79.3	4.7	104.7	107.7

Other liabilities	39.5	39.5	0.0	39.5	0.0	44.8	44.8

Guarantees/Loan commitments

Guarantees[1]	0.1	(0.1)	0.0	0.0	(0.1)	0.1	(0.1)

Loan commitments[2]	0.0	0.1	0.0	0.1	0.0	0.0	0.3

1  The carrying value of guarantees represented a liability of CHF 0.1 billion as of 31 December 2013 (31 December 2012: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 December 2013 (31 December 2012: CHF 0.1 billion).  2  The carrying value of loan commitments represented a liability of CHF 0.0 billion as of 31 December 2013 (31 December 2012: CHF 0.0 billion). The estimated fair value of loan commitments represented a liability of CHF 0.1 billion as of 31 December 2013 (31 December 2012: CHF 0.3 billion).

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Financial information

Notes to the consolidated financial statements

Note 24 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 31 December 2013: 100% of cash and balances with central banks, 86% of amounts due from banks, 100% of cash collateral on securities borrowed, 90% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 51% of loans, 84% of amounts due to banks, 94% of cash collateral on securities lent, 96% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 17% of debt issued.

–

The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.

–

The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

448

Financial information

Note 25 Restricted and transferred financial assets

This Note provides information on restricted financial assets (Note 25a), transfers of financial assets (Note 25b and 25c), and financial assets which are received as collateral with the right to resell or repledge these assets (Note 25d).

a) Restricted financial assets

During 2013, UBS has enhanced its disclosures on restricted financial assets in order to comply with IFRS 12 requirements on significant restrictions that impact the Group’s ability to use the assets and settle the liabilities of the Group. Restricted financial assets consist of assets pledged as collateral against an existing liability or contingent liability and other assets which are otherwise explicitly restricted such that they cannot be used to secure funding. In addition, UBS AG including its branches and its subsidiaries are generally not subject to significant restrictions that would prevent the transfer of dividends and capital within the Group, other than UBS AG’s regulated subsidiaries which are required to maintain capital to comply with local regulations, with a certain level of capital being not available for distribution or transfer. Non-regulated subsidiaries are generally not subject to dividend or capital transfer restrictions. However, exceptions may exist when restrictions are imposed as a result of a contractual-, entity- or country-specific arrangement or requirement.

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. The Group generally enters into repurchase and securities lending arrangements under standard market agreements, with a market based haircut applied to the collateral, which results in the associated liabilities having a carrying value below the carrying value of the assets. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of CHF 22,634 million as of 31 December 2013 (31 December 2012: CHF 21,902 million).

Other restricted financial assets include assets protected under client asset segregation rules, assets held by the Group’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities such as certain investment funds and other structured entities. The carrying value of the liabilities associated with these other restricted financial assets is generally equal to the carrying value of the assets, with the exception of assets held to comply with local asset maintenance requirements for which the associated liabilities are greater.

Restricted financial assets

	Carrying amount
CHF million	31.12.13	31.12.12
Financial assets pledged as collateral

Trading portfolio assets	48,368	53,656

of which: assets pledged as collateral which may be sold or repledged by counterparties	42,449	44,698

Loans	33,632	34,005

of which: mortgage loans[1]	33,632	33,928

Total financial assets pledged as collateral[2]	82,000	87,661

Other restricted financial assets

Due from banks	6,570	7,804

Reverse repurchase agreements	1,989	1,872

Trading portfolio assets	24,252	32,715

Cash collateral receivables on derivative instruments	7,939	4,080

Financial assets designated at fair value	581	655

Financial investments available-for-sale	44	2,339

Other	169	143

Total other restricted financial assets[3]	41,544	49,608

Total financial assets pledged and other restricted financial assets	123,544	137,269

  1  Of these pledged mortgage loans, approximately CHF 5.8 billion for 31 December 2013 (31 December 2012: approximately CHF 7.5 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.  2  Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2013: CHF 4.3 billion, 31 December 2012: CHF 4.8 billion).  3  Other restricted financial assets as of 31 December 2013 included cash and cash equivalents of CHF 8.3 billion (31 December 2012: CHF 10.1 billion), of which CHF 6.2 billion under Due from banks (31 December 2012: CHF 7.8 billion), CHF 1.7 billion under Trading portfolio assets (31 December 2012: CHF 2.1 billion) and CHF 0.4 billion under Cash collateral receivables on derivative instruments (31 December 2012: CHF 0.2 billion).

Financial information

Notes to the consolidated financial statements

Note 25 Restricted and transferred financial assets (continued)

b) Transferred financial assets that are not derecognized in their entirety

The following table presents information for financial assets, which have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full

CHF million	31.12.13		31.12.12
	Carrying value of transferred assets	Carrying value of associated liabilities recognized on balance sheet	Carrying value of transferred assets	Carrying value of associated liabilities recognized on balance sheet
Trading portfolio assets transferred which may be sold or repledged by counterparties

relating to securities lending and repurchase agreements in exchange for cash received	16,296	15,026	23,573	22,350

relating to securities lending agreements in exchange for securities received	25,349	0	18,258	0

relating to other financial asset transfers	804	442	2,868	152

Total financial assets transferred	42,449	15,468	44,698	22,502

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on UBS’s balance sheet include securities lending and repurchase agreements as well as other financial asset transfers. Repurchase agreements and securities lending agreements are discussed in Notes 1a) 13) and 1a) 14). Repurchase and securities lending arrangements are, for the most part, conducted under standard market agreements, and are undertaken with counterparties subject to UBS’s normal credit risk control processes. Other financial asset transfers include securities transferred to collateralize derivative transactions.

As of 31 December 2013, approximately one-third of the transferred financial assets are trading portfolio assets transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the collateral, which results in associated liabilities having a carrying value below the carrying value of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS.

In securities lending arrangements entered into in exchange for the receipt of other securities as collateral, neither the securities received nor the obligation to return them are recognized on UBS’s balance sheet as the risks and rewards of ownership are not transferred to UBS. In cases where such financial assets received are subsequently sold or repledged in another transaction, this is not considered to be a transfer of financial assets.

Transferred assets other than trading portfolio assets which may be sold or repledged by counterparties were not material in 2013 and 2012.

Transferred financial assets that are not subject to derecognition in full, but which remain on the balance sheet to the extent of the Group’s continuing involvement, were not material in 2013 and 2012.

c) Transferred financial assets that are derecognized in their entirety with continuing involvement

Continuing involvement in a transferred and fully derecognized financial asset may result from contractual provisions in the transfer agreement or in a separate agreement with the counterparty or a third party entered into in connection with the transfer. Such transactions include purchased call options on transferred financial assets, certain lending arrangements as well as interests purchased and retained upon the transfer of assets into securitization vehicles. The table below provides information on the Group’s continuing involvement in transferred and fully derecognized financial assets.

Financial information

Note 25 Restricted and transferred financial assets (continued)

Transferred financial assets that are derecognized in their entirety with continuing involvement

CHF million	31.12.13
						Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item		Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/(loss) recognized at the date of transfer of the financial assets	For the year ended 31.12.13	Life-to-date 31.12.13
Type of continuing involvement

Lending arrangements	Loans		2,408	2,384	0	43	694

Purchased and retained interests in securitization vehicles	Trading portfolio assets/ Replacement values	[1]	(34)	(34)	1	6	(1,596)

Other					6

Total			2,374	2,350	8	49	(902)

CHF million	31.12.12
						Gain/(loss) from continuing involvement in transferred and derecognized financial assets
	Balance sheet line item		Carrying amount of continuing involvement	Fair value of continuing involvement	Gain/(loss) recognized at the date of transfer of the financial assets	For the year ended 31.12.12	Life-to-date 31.12.12
Type of continuing involvement

Purchased call option[2]	Positive replacement values		2,103	2,103	(1,003)	526	(2,256)

Lending arrangements	Loans		3,342	3,271	0	61	651

Purchased and retained interests in securitization vehicles	Trading portfolio assets/ Replacement values	[1]	205	205	0	0	(1,701)

Total			5,650	5,579	(1,003)	587	(3,306)

  1  As of 31 December 2013, Purchased and retained interest in securitization vehicles consisted of Trading portfolio assets of CHF 34 million and Negative replacement values of CHF 68 million. As of 31 December 2012, Purchased and retained interest in securitization vehicles consisted of Trading portfolio assets of CHF 325 million and Negative replacement values of CHF 120 million.  2  Reflects the option to acquire the equity of the SNB StabFund which was exercised on 7 November 2013.

There are a limited number of specific transactions for which UBS has continuing involvement in derecognized financial assets, as detailed below.

Lending arrangements: loan to BlackRock fund

In 2008, UBS sold a portfolio of US RMBSs for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “RMBS fund”), an entity managed by BlackRock, Inc. The USD 15 billion proceeds were approximately in line with the fair value of the assets at the date of the transfer of the assets. The RMBS fund was capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors and an eight-year amortizing USD 11.25 billion senior secured loan provided by UBS, which represents a continuing involvement in the assets transferred to the fund and is reflected in the table above. The maximum exposure to loss is equal to the carrying amount of loan to the RMBS fund.

Purchased and retained interests in securitization vehicles

In cases where UBS has transferred assets into securitization vehicles and retained or purchased interests therein, UBS has a continuing involvement in those transferred assets. The majority of our retained continuing involvement securitization positions held in the trading portfolio are collateralized debt obligations, US commercial mortgage-

backed securities and residential mortgage-backed securities. As a result of losses incurred in previous years, the majority of these continuing involvement positions have a carrying amount of zero as of 31 December 2013. As of 31 December 2013, the maximum exposure to loss related to purchased and retained interests in securitization structures was CHF 49 million compared with CHF 329 million as of 31 December 2012, both mainly related to trading portfolio assets. Life-to-date losses presented in the table above only relate to retained interests held as of 31 December 2013.

451

Financial information

Notes to the consolidated financial statements

Note 25 Restricted and transferred financial assets (continued)

d) Off-balance-sheet assets received

The following table presents the assets received from third parties that can be sold or repledged, that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance-sheet assets received

CHF million	31.12.13	31.12.12
Fair value of assets received which can be sold or repledged	351,712	400,150

received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	348,205	398,496

received in unsecured borrowings	3,507	1,654

thereof sold or repledged¹	240,176	284,692

in connection with financing activities	193,879	224,361

to satisfy commitments under short sale transactions	26,609	34,247

in connection with derivative and other transactions	19,688	26,084

  1   Does not include off-balance-sheet assets (31 December 2013: CHF 38.4 billion, 31 December 2012: CHF 29.4 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 26 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to offset liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right to offset is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure. From a balance sheet presentation perspective, the criteria for offsetting financial assets and financial liabilities are highly restrictive. UBS offsets financial assets and financial liabilities on its balance sheet only when it has a currently enforceable legal right to offset the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. In assessing the criteria for a relevant set of facts and circumstances, emphasis is placed on the effectiveness of the operational mechanics of net or simultaneous settlements in eliminating all credit and liquidity exposure between counterparties at the time of settlement. These criteria preclude offsetting on the balance sheet for substantial amounts of the Group’s financial assets and liabilities, even if these amounts may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting is generally only permitted in circumstances in which a market settlement mechanism (e.g., an exchange or clearing house) exists which effectively accomplishes net settlement through a daily cash margining process. Bilateral OTC derivatives and exchange traded derivatives that are not margined on a daily basis are commonly precluded from offsetting on the balance sheet unless a mechanism exists to provide for net settlement of the cash flows arising from these contracts. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that financial assets and liabilities with a counterparty have the same maturity date and are settled through a clearing process by which intra-day credit and liquidity exposures are substantially eliminated. Thus, repurchase and securities financing arrangements that are not cleared through a formal mechanism, such as a clearing house or exchange, are generally not offset on the balance sheet. UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented on the tables on the next pages do not purport to represent the Group’s actual credit exposure.

Financial information

Note 26 Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	31.12.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of- scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	27.5

Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	91.6

Positive replacement values	240.7	(7.2)	233.5	(185.0)	(35.1)	13.4	12.3	245.8

Cash collateral receivables on derivative instruments[1]	223.8	(200.2)	23.5	(14.2)	(1.1)	8.2	4.5	28.0

Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	7.4

Total assets	606.4	(232.9)	373.5	(205.8)	(145.9)	21.8	26.7	400.3

	31.12.12
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of- scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	37.4	0.0	37.4	(2.7)	(34.4)	0.3	0.0	37.4

Reverse repurchase agreements	154.5	(34.8)	119.7	(9.6)	(110.1)	0.0	11.2	130.9

Positive replacement values	416.8	(14.6)	402.1	(327.3)	(57.3)	17.5	16.8	419.0

Cash collateral receivables on derivative instruments[1]	351.8	(331.8)	20.1	(17.4)	0.0	2.7	10.2	30.4

Financial assets designated at fair value	4.6	0.0	4.6	0.0	(4.5)	0.1	4.5	9.1

Total assets	965.1	(381.2)	583.9	(357.1)	(206.3)	20.6	42.8	626.8

1  The amount of Cash collateral receivables on derivative instruments recognized on the balance sheet, net, includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.   2  The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented on the following page.   3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the Net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

453

Financial information

Notes to the consolidated financial statements

Note 26 Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	31.12.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of- scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	9.5

Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	13.8

Negative replacement values	231.7	(7.2)	224.6	(185.0)	(20.7)	18.8	15.4	240.0

Cash collateral payables on derivative instruments[1]	240.5	(200.2)	40.3	(27.9)	(3.6)	8.8	8.8	49.1

Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	69.9

Total liabilities	521.6	(232.9)	288.7	(219.5)	(37.0)	32.2	93.5	382.3

	31.12.12
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of- scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	9.2	0.0	9.2	(2.7)	(6.4)	0.1	0.0	9.2

Repurchase agreements	56.2	(34.8)	21.4	(9.6)	(11.8)	0.0	17.1	38.6

Negative replacement values	390.8	(14.6)	376.2	(327.3)	(20.3)	28.6	19.1	395.3

Cash collateral payables on derivative instruments[1]	391.3	(331.8)	59.6	(49.4)	(0.4)	9.9	11.5	71.1

Financial liabilities designated at fair value	7.0	0.0	7.0	0.0	(2.4)	4.6	84.9	91.9

Total liabilities	854.6	(381.2)	473.4	(389.0)	(41.3)	43.1	132.6	606.1

  1  The amount of Cash collateral payables on derivative instruments recognized on the balance sheet, net, includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.   2  The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the Balance sheet netting with gross liabilities column in the assets table presented on the previous page.   3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the Net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

Financial information

Note 27 Financial assets and liabilities – additional information

a) Measurement categories of financial assets and liabilities

The following table provides information about the carrying amounts of individual classes of financial instruments within the measurement categories of financial assets and liabilities as defined in IAS 39 Financial Instruments: Recognition and Measurement. Only those assets and liabilities which are financial instruments as defined in IAS 32 Financial

Instruments: Presentation are included in the table below, which causes certain balances to differ from those presented on the balance sheet.

è	Refer to “Note 24 Fair value measurement” for more information on how fair value of financial instruments is determined

Measurement categories of financial assets and liabilities

CHF million	31.12.13	31.12.12
Financial assets[1]

Fair value through profit or loss, held for trading

Trading portfolio assets	114,249	143,471

of which: assets pledged as collateral which may be sold or repledged by counterparties	42,449	44,698

Debt issued[2]	202	154

Positive replacement values	245,835	418,957

Total	360,286	562,581

Fair value through profit or loss, other

Financial assets designated at fair value	7,364	9,106

Financial assets at amortized cost

Cash and balances with central banks	80,879	66,383

Due from banks	17,170	21,220

Cash collateral on securities borrowed	27,496	37,372

Reverse repurchase agreements	91,563	130,941

Cash collateral receivables on derivative instruments	28,007	30,413

Loans	286,959	279,901

Other assets	17,598	12,155

Total	549,673	578,385

Available-for-sale

Financial investments available-for-sale	59,525	66,230

Total financial assets	976,848	1,216,302

Financial liabilities

Fair value through profit or loss, held for trading

Trading portfolio liabilities	26,609	34,247

Debt issued[2]	362	271

Negative replacement values	239,953	395,260

Total	266,924	429,778

Fair value through profit or loss, other

Financial liabilities designated at fair value	69,901	91,901

Amounts due under unit-linked contracts	16,155	15,299

Total	86,056	107,201

Financial liabilities at amortized cost

Due to banks	12,862	23,024

Cash collateral on securities lent	9,491	9,203

Repurchase agreements	13,811	38,557

Cash collateral payables on derivative instruments	49,138	71,148

Due to customers	390,825	373,459

Debt issued	81,426	104,719

Other liabilities	39,522	44,807

Total	597,075	664,918

Total financial liabilities	950,055	1,201,896

  1  As of 31 December 2013, based on contractual maturities, CHF 116 billion of Loans, CHF 0 billion of Due from banks, CHF 0 billion of Reverse repurchase agreements, CHF 31 billion of Financial investments available-for-sale and CHF 5 billion of Financial assets designated at fair value are expected to be recovered or settled after 12 months. As of 31 December 2012, CHF 113 billion of Loans, CHF 0 billion of Due from banks, CHF 1 billion of Reverse repurchase agreements, CHF 29 billion of Financial investments available-for-sale and CHF 7 billion of Financial assets designated at fair value are expected to be recovered or settled after 12 months.   2  Represents the embedded derivative component of structured debt issued for which the fair value option has not been applied and which is presented within Debt issued on the balance sheet. In 2013, the comparative period figures were corrected. As a result, financial assets presented for 31 December 2012 decreased by CHF 251 million and financial liabilities presented for 31 December 2012 increased by CHF 99 million.

Financial information

Notes to the consolidated financial statements

Note 27 Financial assets and liabilities – additional information (continued)

b) Maturity analysis of financial liabilities

The contractual maturities of our non-derivative and non-trading financial liabilities as of 31 December 2013 are based on the earliest date on which we could be contractually required to pay. The total amounts that contractually mature in each time-band are also shown for 31 December 2012. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities1

CHF billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Financial liabilities recognized on balance sheet[2]

Due to banks	9.5	1.3	1.7	0.3	0.0	12.9

Cash collateral on securities lent	8.3	0.7	0.6			9.5

Repurchase agreements	12.1	1.1	0.2	0.3	0.1	13.9

Trading portfolio liabilities[3,4]	26.6					26.6

Negative replacement values[3]	240.0					240.0

Cash collateral payables on derivative instruments	49.1					49.1

Financial liabilities designated at fair value[5]	3.5	4.1	12.9	31.6	20.5	72.6

Due to customers	378.1	6.8	5.6	0.2	0.2	390.9

Debt issued	6.5	8.9	22.2	33.7	20.5	91.8

Other liabilities	54.3					54.3

Total 31.12.13	788.1	22.9	43.1	66.2	41.3	961.6

Total 31.12.12	996.9	28.0	61.2	78.6	52.9	1,217.6

Financial liabilities not recognized on balance sheet[6]

Commitments

Loan commitments	54.5	0.3	0.1	0.0		54.9

Underwriting commitments	0.8					0.8

Total commitments	55.2	0.3	0.1	0.0	0.0	55.7

Guarantees	18.3	0.0	0.1	0.2	0.1	18.8

Forward starting transactions

Reverse repurchase agreements	9.4					9.4

Securities borrowing agreements	0.0					0.0

Total 31.12.13	83.0	0.3	0.2	0.3	0.1	83.9

Total 31.12.12	97.9	0.2	0.3	0.3	0.1	98.8

  1  Non-financial liabilities such as deferred income, deferred tax liabilities, provisions and liabilities on employee compensation plans are not included in this analysis.   2  Except for trading portfolio liabilities and negative replacement values (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.   3  Carrying value is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to “Note 14 Derivative instruments and hedge accounting” for undiscounted cash flows of derivatives designated in hedge accounting relationships.   4  Contractual maturities of trading portfolio liabilities are: CHF 24.3 billion due within one month (2012: CHF 32.5 billion), CHF 1.2 billion due between one month and one year (2012: CHF 0.5 billion), and CHF1.1 billion due between one and five years (2012: CHF 1.3 billion).   5  Future interest payments on variable rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments which are variable are determined by reference to the conditions existing at the reporting date.   6  Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

Financial information

Note 27 Financial assets and liabilities – additional information (continued)

c) Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of Trading portfolio assets to Loans. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The reclassification of financial assets reflected UBS’s change in intent and ability to hold these financial assets for the foreseeable future rather than for trading in the near term. The foreseeable future is interpreted to mean a period of approximately 12 months following the date of reclassification. The financial assets were reclassified using their fair value on the date of the reclassification, which became their new cost basis at that date.

Held-for-trading assets reclassified to loans and receivables

CHF billion	31.12.13	31.12.12
Carrying value	1.5	3.2

Fair value	1.5	3.1

Pro-forma fair value gain/(loss)	0.0	(0.1)

The following table provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables

	31.12.13
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	0.6	0.5	0.5	95

Monoline-protected assets	0.6	0.6	0.6	92

Other assets	0.5	0.4	0.4	84

Total	1.6	1.5	1.5	91

In 2013, the carrying value of the remaining reclassified financial assets decreased by CHF 1.7 billion, mainly due to sales and redemptions of US student loan auction rate securities and leveraged finance loans. The overall impact on operating profit before tax from the financial assets for the year ended 31 December 2013 was a profit of CHF 132 million (see table below). If the financial assets had not been reclassified, the impact on operating profit before tax for the year ended 31 December 2013 would have been a profit of approximately CHF 0.2 billion (2012: CHF 0.3 billion).

Contribution of the reclassified assets to the income statement

	For the year ended
CHF million	31.12.13	31.12.12
Net interest income	74	116

Credit loss (expense)/recovery	4	(73)

Other income[1]	53	7

Impact on operating profit before tax	132	49

  1   Includes net gains/losses on the disposal of reclassified financial assets.

457

Financial information

Notes to the consolidated financial statements

Note 27 Financial assets and liabilities – additional information (continued)

d) Maximum exposure to credit risk of financial assets designated at fair value

Financial assets designated at fair value totaled CHF 7,364 million as of 31 December 2013 (31 December 2012: CHF 9,106 million). Maximum exposure to credit risk from financial assets designated at fair value was CHF 6.8 billion as of 31 December 2013 (31 December 2012: CHF 8.5 billion). The exposure related to structured loans and reverse repurchase and securities borrowing agreements was mitigated by securities collateral of CHF 5.4 billion as of 31 December 2013 (31 December 2012: CHF 6.5 billion).

The maximum exposure to credit risk of loans, but not structured loans, is generally mitigated by credit derivatives or similar instruments.

Information regarding these instruments and the exposure which they mitigate is provided in the table below on a notional basis.

Investment fund units designated at fair value do not have a direct exposure to credit risk.

è	Refer to “Note 24 Fair value measurement” for more information on financial assets designated at fair value
è	Refer to “Maximum exposure to credit risk” in the “Credit risk” section of this report for more information on collateral related to financial assets designated at fair value

Notional amounts of loans designated at fair value and related credit derivatives

CHF million	31.12.13	31.12.12
Loans – notional amount	1,103	2,102

Credit derivatives related to loans – notional amount[1]	790	1,025

Credit derivatives related to loans – fair value[1]	(8)	2

  1  Credit derivatives contracts include credit default swaps, total return swaps and similar instruments.

The table below provides the impact on the fair values of loans from changes in credit risk for the periods presented and cumulatively since inception. Similarly, the change in fair value of credit derivatives and similar instruments which are used to hedge these loans is also provided.

Changes in fair value of loans and related credit derivatives attributable to changes in credit risk

	For the year ended		Cumulative from inception until the year ended
CHF million	31.12.13	31.12.12	31.12.13	31.12.12
Changes in fair value of loans designated at fair value, attributable to changes in credit risk[1]	16	22	5	(10)

Changes in fair value of credit derivatives and similar instruments which mitigate the maximum exposure to credit risk of loans designated at fair value[1]	(9)	(18)	(8)	2

  1  Current and cumulative changes in the fair value of loans designated at fair value, attributable to changes in their credit risk, are only calculated for those loans outstanding at balance sheet date. Cumulative changes in the fair value of credit derivatives hedging such loans include all the derivatives which have been used to mitigate credit risk of these loans since designation at fair value. For loans reported under the fair value option, changes in fair value due to changes in the credit standing of the borrower are calculated using counterparty credit information obtained from independent market sources.

Financial information

Note 28 Pension and other post-employment benefit plans

The following table provides information relating to pension costs for defined benefit plans and defined contribution plans. These costs are part of Personnel expenses.

Income statement – expenses related to pension and other post-employment benefit plans

CHF million	31.12.13	31.12.12	31.12.11
Net periodic pension cost for defined benefit plans	651	(222)	577

of which: related to major pension plans[1]	638	(116)	519

of which: Swiss plan	555	(198)	453

of which: Non-Swiss plans	82	82	66

of which: related to post-retirement medical and life insurance plans[2]	(11)	(102)	(2)

of which: related to remaining plans and other costs[3]	24	(3)	60

Pension cost for defined contribution plans[4]	236	240	254

Total pension and other post-employment benefit plans[5]	887	18	831

  1  Refer to “Note 28a Defined benefit pension plans” for more information.   2  Refer to “Note 28b Post-retirement medical and life insurance plans” for more information.   3  Other costs include differences between actual and estimated performance award accruals and net accrued pension costs related to restructuring.   4  Refer to “Note 28c Defined contribution plans” for more information.   5  Refer to “Note 6 Personnel expenses” for more information.

The following table provides information relating to amounts recognized in other comprehensive income for defined benefit plans.

Other comprehensive income – gains/(losses) on pension and other post-employment benefit plans

CHF million	31.12.13	31.12.12	31.12.11
Major pension plans[1]	1,168	1,053	(2,120)

of which: Swiss plan	1,119	1,095	(1,811)

of which: Non-Swiss plans	49	(42)	(309)

Post-retirement medical and life insurance plans[2]	3	(26)	(19)

Remaining plans	7	(5)	0

Gains/(losses) recognized in other comprehensive income, before tax	1,178	1,023	(2,141)

Tax (expense)/benefit relating to defined benefit plans recognized in other comprehensive income	(239)	(413)	321

Gains/(losses) recognized in other comprehensive income, after tax[3]	939	609	(1,820)

Cumulative amount of gains/(losses) recognized in other comprehensive income, before tax	(4,364)	(5,542)	(6,565)

Cumulative tax (expense)/benefit relating to defined benefit plans recognized in other comprehensive income	497	736	1,149

Cumulative gains/(losses) recognized in other comprehensive income, after tax[4]	(3,867)	(4,806)	(5,415)

  1   Refer to “Note 28a Defined benefit pension plans” for more information.   2   Refer to “Note 28b Post-retirement medical and life insurance plans” for more information.   3   Refer to the “Statement of comprehensive income.”   4   Refer to the “Statement of changes in equity.”

459

Financial information

Notes to the consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

The following tables provide information on UBS’s assets and liabilities with respect to pension and post-employment benefit plans. These are recognized on the balance sheet within Other assets and Other liabilities. All major plans are currently in a deficit situation except for the Swiss plan which is in a surplus situation.

Balance sheet – net defined benefit pension and post-employment asset

CHF million	31.12.13	31.12.12
Major pension plans[1]	952	0

of which: Swiss plan	952	0

of which: Non-Swiss plans	0	0

Post-retirement medical and life insurance plans	0	0

Remaining plans	0	0

Total net defined benefit pension and post-employment asset[2]	952	0

  1  Refer to “Note 28a Defined benefit pension plans” for more information.  2  Refer to “Note 18 Other assets.”

Balance sheet – net defined benefit pension and post-employment liability

CHF million	31.12.13	31.12.12
Major pension plans[1]	903	1,108

of which: Swiss plan	0	118

of which: Non-Swiss plans[2]	903	990

Post-retirement medical and life insurance plans[3]	114	136

Remaining plans	31	39

Total net defined benefit pension and post-employment liability[4]	1,048	1,284

  1  Refer to “Note 28a Defined benefit pension plans” for more information.  2  Liability consists of: UK plan CHF 433 million, US plans CHF 186 million and German plans CHF 284 million (31 December 2012: UK plan CHF 422 million, US plans CHF 290 million and German plans CHF 277 million).  3  Refer to “Note 28b Post-retirement medical and life insurance plans” for more information.  4  Refer to “Note 23 Other liabilities.”

a) Defined benefit pension plans

UBS has established pension plans for its employees in various locations. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations for the plans in these countries are performed as required.

The overall investment policy and strategy for UBS’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with contributions, ensures that there will be sufficient assets to pay pension benefits as they fall due while also mitigating the various risks of the plans. For the plans with assets (i.e., funded plans), the investment strategies for the plans are generally managed under local laws and regulations in each jurisdiction. The actual asset allocation is determined by the governance body with reference to the prevailing current and expected economic and market conditions and in consideration of specific asset class risk in the risk profile. Within this framework, UBS ensures that the fiduciaries consider how the asset investment strategy correlates with the maturity profile of the plan liabilities and the respective potential impact on the funded status of the plans, including potential short term liquidity requirements. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body in each country. The pension assets are invested in a diversified portfolio of assets across geographic regions to ensure a balance of risk and return to the extent allowed under local pension laws.

Swiss pension plan

The Swiss pension plan covers employees of UBS AG and its affiliated companies in Switzerland and exceeds the minimum benefit requirements under Swiss pension law. The pension fund must provide the minimum mandatory benefits in accordance with Swiss pension law. Contributions to the pension plan are paid by the employees and the employer. The Swiss pension plan allows employees a choice with regard to the level of contributions paid by the employee. Employee contributions are calculated as a percentage of contributory salary and are deducted monthly. The percentages deducted from salary depend on age and choice of contribution category and vary between 1% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation. Depending on the age of the employee, UBS pays a contribution that ranges between 6.5% and 27.5% of contributory base salary and between 3.6% and 9% of contributory variable compensation for retirement credits. UBS also pays risk contributions which are used to finance benefits paid out in the event of death and disability, as well as to finance the old age bridging pension. The benefits include retirement benefits and disability, death and survivor pensions. The pension plan offers to members at the normal retirement age of 64 a choice between a lifetime pension with or without full restitution and a partial or full lump sum payment. Members can draw retirement benefits early

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

from the age of 58. The amount of pension payable is a result of the conversion rate applied on the accumulated balance of the individual plan participant’s pension account at the retirement date. The accumulated balance of each individual plan participant’s pension account is based on credited vested benefits transferred from previous employers, purchases of benefits and the employee and employer contributions that have been made to the pension account of each individual plan participant, as well as the interest accrued on the accumulated balance. The interest rate accrued is defined annually by the Pension Foundation Board. Although the Swiss pension plan is based on a defined contribution promise under Swiss pension law, it is accounted for as a defined benefit plan under IAS 19, primarily because of the obligation to accrue interest on the pension accounts and the payment of lifetime pensions. The Swiss pension plan is governed by the Pension Foundation Board as required by the Swiss pension law. The responsibilities of the Pension Foundation Board are defined by Swiss pension law and by the plan rules. According to Swiss pension law, a temporary limited underfunding is permitted. However, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be expected to be restored within a period up to a maximum of ten years. Under Swiss pension law, if the Swiss pension plan became significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In these situations, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. The Swiss pension plan has a technical funding ratio under Swiss pension law of 127.0% as of 31 December 2013 (31 December 2012: 123.4%), and thus it is not expected that additional contributions will be required in the next year. The investment strategy of the Swiss plan is in line with Swiss pension law, including the rules and regulations relating to diversification of plan assets. The Pension Foundation Board strives for a medium- and long-term consistency and sustainability between assets and liabilities. Under IAS 19, volatility arises in the Swiss pension plan net asset because the fair value of the plan assets is not directly correlated to movements in the value of the plan’s defined benefit obligation in the short term.

There are ongoing discussions in the Swiss government on possible changes to Swiss pension law. The outcome of these discussions and the timing of any resulting changes are uncertain.

In 2012, UBS announced certain changes to its Swiss pension plan. The main changes were a reduction in conversion rate on retirement and an increase of the normal retirement age, which served in part to offset the impact of the increased life expectancy reflected in the defined benefit obligation due to the adoption of the BVG 2010 generational table in 2011. This plan amendment reduced the defined benefit obligation by CHF 730 million resulting in a gain in 2012.

The employer contributions expected to be made to the Swiss pension plan in 2014 are estimated to be CHF 474 million. The actuarial assumptions used for the Swiss pension plan are based on the local economic environment. Refer also to Note 1a) 24) for a description of the accounting policy for defined benefit pension plans.

The Swiss pension plan was in a surplus situation as of 31 December 2013 as the fair value of plan assets exceeded the defined benefit obligation by CHF 1,760 million (31 December 2012: deficit of CHF 118 million). However, such a surplus can only be recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which is the difference between the estimated future net service cost and the estimated future employer contributions. As of 31 December 2013, the estimated future economic benefit was CHF 952 million and hence, this was the amount recognized as net defined benefit asset on the balance sheet. The difference of CHF 808 million between the pension plan surplus and the estimated future economic benefit, the so-called asset ceiling effect, was recognized as a loss in other comprehensive income.

Non-Swiss pension plans

The non-Swiss locations of UBS operate various pension plans in accordance with local regulations and practices. The locations with significant defined benefit plans are the UK, the US and Germany. The remaining non-major plans are located mainly in Asia Pacific, Europe and the Americas. As these other plans are not significant to the financial results of UBS, no further disclosure is given within this note. The non-Swiss pension plans provide benefits in the event of retirement, death or disability. The level of benefits provided depends on the specific rate of benefit accrual and the level of employee compensation. The amounts shown for the non-Swiss pension plans reflect the net funded positions of the significant non-Swiss pension plans. UBS’s general principle is to ensure that the plans are appropriately funded under local pension regulations in each country and this is the primary driver for determining when additional contributions are required. Similar to the Swiss pension plan, volatility arises in the non-Swiss pension plans’ net liability because the fair value of the plan assets is not directly correlated to movements in the value of the plans’ defined benefit obligation. The employer contributions expected to be made to these pension plans in 2014 are estimated to be CHF 186 million. The funding policy for these plans is consistent with local government regulations and tax requirements. The actuarial assumptions used for the non-Swiss pension plans are based on the local economic environment.

Refer also to Note 1a) 24) for a description of the accounting policy for defined benefit pension plans.

UK

The UK plan is a career average revalued earnings scheme and benefits increase automatically based on UK price inflation. Normal retirement age for the UK plan is 60. The plan is closed to new entrants, who instead can participate in a defined contribution

461

Financial information

Notes to the consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

arrangement. On 1 July 2013, UBS closed the UK defined benefit pension plan for future service. After that date, UBS no longer recognizes current service costs for this plan. The closure of the plan for future service did not have a financial impact since the UK plan is a career average plan and past service benefits are indexed to UK price inflation. Plan participants who were active employees under the defined benefit plan were eligible to become participants of the defined contribution arrangement for any service after the plan was closed for future service.

There is a UK Pension Trustee Board which is required under local pension laws. The responsibility for governance of the UK plan lies jointly with the Pension Trustee Board and UBS. The employer contributions to the pension fund included regular contributions and specific deficit funding contributions up to the date of the closure of the UK plan for future service and thereafter represent agreed deficit funding contributions. The employer contributions are determined based on the last actuarial valuation which is conducted based on assumptions agreed by the Trustees and UBS. In the event of an underfunding, UBS must agree a deficit recovery plan with the Pension Trustee Board within statutory deadlines. As the plan’s obligation is to provide guaranteed lifetime pension benefits to plan participants upon retirement, increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK plan where inflationary increases result in higher sensitivity to changes in the life expectancy.

Based on the plan rules and due to local pension legislation, there are caps on the level of inflationary increase applied to plan benefits. The plan assets are invested in a diversified class of assets and a portion of the plan assets are invested in inflation-indexed bonds to provide a partial hedge against inflation. If inflation increases, the plan obligation will likely increase more significantly than any change in the fair value of plan assets. This would result in an increase in the net defined benefit liability.

US

There are two distinct major pension plans in the US. Normal retirement age for the US plans is 65. The plans are closed to new entrants, who instead can participate in defined contribution plans. One plan is a contribution-based plan where each participant accrues a percentage of salary in a pension account. The pension account is credited annually with interest based on a rate which is linked to the yield on a US government bond. Upon retirement, the plan participant can elect to receive the retirement benefit as a lump sum or a lifetime pension. The other plan provides a lifetime pension which is based on the career average earnings of each individual plan participant. There are pension plan fiduciaries for both of the major pension plans as required under local state pension laws. The fiduciaries, jointly with UBS, are responsible for the governance of the plans. Actuarial valuations are regularly completed for the plans and UBS has historically elected to make contributions to the plans in order to at least maintain a funded ratio of 80% as calculated under local pension regulations. The annual employer contributions are equal to the present value of benefits accrued each year plus a rolling amortization of any prior underfunding. If the employer contributes more than the minimum or the plan has assets exceeding the liabilities, the excess can be used to offset minimum funding requirements.

In 2013, UBS offered to certain deferred vested members of the US pension plans the option to receive a lump sum payment (or early annuity payments) instead of a lifetime pension. This resulted in a reduction of the defined benefit obligation of CHF 196 million, a reduction of fair value of plan assets of CHF 216 million and a charge to the income statement of CHF 20 million in 2013.

Germany

There are two different pension plans in Germany and both are contribution-based plans. Normal retirement age for the German plans is 65. The major pension plan is funded entirely by UBS, and the employer contribution is based on the salary of the employee. On an annual basis the accumulated account balance of the plan participant is credited with guaranteed interest at a rate of 5%. The other plan is a deferred compensation plan which is funded entirely by the employees. The deferred compensation plan has a guaranteed interest rate of 4% on contributions paid after 2009. The German plans are regulated under German pension law under which the responsibility to pay pension benefits when they are due is entirely the responsibility of UBS.

The following table provides an analysis of the movement in the net asset/(liability) recognized on the balance sheet for defined benefit pension plans between the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Defined benefit pension plans

CHF million	Swiss		Non-Swiss
For the year ended	31.12.13	31.12.12	31.12.13	31.12.12

Defined benefit obligation at the beginning of the year	21,901	22,555	4,773	4,414

Current service cost	549	531	21	33

Interest expense	399	462	199	211

Plan participant contributions	197	205	0	0

Remeasurements of defined benefit obligation	(1,124)	29	105	258

of which: actuarial (gains)/losses arising from changes in demographic assumptions	0	0	(23)	(27)

of which: actuarial (gains)/losses arising from changes in financial assumptions	(1,114)	20 [1]	3	269

of which: experience (gains)/losses	(10)	9	125	17

Past service cost related to plan amendments	0	(730)	(196)[2]	0

Curtailments	(37)	(54)	0	0

Benefit payments	(1,183)	(1,139)	(204)	(164)

Termination benefits	36	43	0	0

Foreign currency translation	0	0	(26)	20

Defined benefit obligation at the end of the year	20,738	21,901	4,670	4,773

of which: amounts owing to active members	9,841	10,602	710	713

of which: amounts owing to deferred members	0	0	2,249	2,378

of which: amounts owing to retirees	10,897	11,299	1,711	1,682

Fair value of plan assets at the beginning of the year	21,783	20,614	3,783	3,458

Return on plan assets excluding amounts included in interest income	803	1,124	154	216

Interest income	403	460	162	167

Employer contributions – excluding termination benefits	470	486	125	84

Employer contributions – termination benefits	36	43	0	0

Plan participant contributions	197	205	0	0

Benefit payments	(1,183)	(1,139)	(204)	(164)

Administration expenses, taxes and premiums paid	(11)	(11)	(5)	(5)

Payments related to plan amendments	0	0	(216)[2]	0

Foreign currency translation	0	0	(31)	26

Fair value of plan assets at the end of the year	22,498	21,783	3,768	3,783

Asset ceiling effect	808	0	0	0

Net defined benefit asset/(liability)	952	(118)	(903)	(990)

Movement in the net asset/(liability) recognized on the balance sheet

Net asset/(liability) recognized on the balance sheet at the beginning of the year	(118)	(1,941)	(990)	(956)

Net periodic pension cost	(555)	198	(82)	(82)

Amounts recognized in other comprehensive income	1,119	1,095	49	(42)

Employer contributions – excluding termination benefits	470	486	125	84

Employer contributions – termination benefits	36	43	0	0

Foreign currency translation	0	0	(5)	5

Net asset/(liability) recognized on the balance sheet at the end of the year	952	(118)	(903)	(990)

Funded and unfunded plans

Defined benefit obligation from funded plans	20,738	21,901	4,365	4,472

Defined benefit obligation from unfunded plans	0	0	306	301

Plan assets	22,498	21,783	3,768	3,783

Surplus/(deficit)	1,760	(118)	(903)	(990)

Asset ceiling effect	808	0	0	0

Net defined benefit asset/(liability)	952	(118)	(903)	(990)

  1  During 2012, UBS revised its approach for the financial assumptions regarding calculating past service cost for certain members of the Swiss pension plan to consider not only age but also the initial employee contributions transferred to, or withdrawn from, the plan. This affected the distribution between past and future service costs, resulting in a reduction in the defined benefit obligation of CHF 841 million in 2012. This amount is offset by other remeasurement changes relating to changes in financial assumptions.  2  In 2013, UBS offered to certain deferred vested members of the US pension plans the option to receive a lump sum payment (or early annuity payments) instead of a lifetime pension. This resulted in a reduction of the defined benefit obligation, a reduction of fair value of plan assets and a charge to the income statement in 2013.

463

Financial information

Notes to the consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

Analysis of amounts recognized in net profit

CHF million	Swiss		Non-Swiss
For the year ended	31.12.13	31.12.12	31.12.13		31.12.12
Current service cost	549	531	21		33

Interest expense related to defined benefit obligation	399	462	199		211

Interest income related to plan assets	(403)	(460)	(162)		(167)

Administration expenses, taxes and premiums paid	11	11	5		5

Plan amendments	0	(730)	20	[1]	0

Curtailments	(37)	(54)	0		0

Termination benefits	36	43	0		0

Net periodic pension cost	555	(198)	82		82

Analysis of amounts recognized in other comprehensive income

CHF million	Swiss		Non-Swiss
For the year ended	31.12.13	31.12.12	31.12.13	31.12.12
Remeasurement of defined benefit obligation	1,124	(29)	(105)	(258)

Return on plan assets excluding amounts included in interest income	803	1,124	154	216

Asset ceiling effect	(808)	0	0	0

Total gains/(losses) recognized in other comprehensive income	1,119	1,095	49	(42)

  1  In 2013, UBS offered to certain deferred vested members of the US pension plans the option to receive a lump sum payment (or early annuity payments) instead of a lifetime pension. This resulted in a reduction of the defined benefit obligation, a reduction of fair value of plan assets and a charge to the income statement in 2013.

The following table provides information on the duration of the defined benefit pension obligations and the distribution of the timing of benefit payments.

	Swiss		Non-Swiss[1]
	31.12.13	31.12.12	31.12.13	31.12.12
Duration of the defined benefit obligation	15.1	15.7	18.9	18.2

Maturity analysis of benefits expected to be paid
CHF million
Benefits expected to be paid within 12 months	1,033	1,036	151	150

Benefits expected to be paid between 1 to 3 years	2,051	2,051	321	310

Benefits expected to be paid between 3 to 6 years	3,008	3,022	555	538

Benefits expected to be paid between 6 to 11 years	5,630	5,527	1,168	1,157

Benefits expected to be paid between 11 to 16 years	5,874	5,783	1,422	1,471

Benefits expected to be paid in more than 16 years	28,915	28,828	8,970	9,264

  1  The duration of the defined benefit obligation represents a weighted average across non-Swiss plans.

The following tables show the principal actuarial assumptions used in calculating the defined benefit obligations.

	Swiss		Non-Swiss[1]
	31.12.13	31.12.12	31.12.13	31.12.12
Principal actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	2.3	1.9	4.6	4.3

Rate of salary increase	2.5	2.5	3.2	4.1

Rate of pension increase	0.0	0.0	3.3	2.1

Rate of interest credit on retirement savings	2.6	2.1	1.1	1.2

  1  Represents weighted average assumptions across non-Swiss plans.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Mortality tables and life expectancies for major plans

		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.13	31.12.12	31.12.13	31.12.12
Switzerland	BVG 2010 G	21.3	21.2	23.1	23.0

UK	S1NA_L CMI 2010 G, with projections	24.4	24.5	27.3	27.5

US	PPA mandated mortality table per IRC 1.430(h)(3)	19.3	19.2	19.3	19.2

Germany	Dr. K. Heubeck 2005 G	19.7	19.6	22.4	22.3

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.13	31.12.12	31.12.13	31.12.12
Switzerland	BVG 2010 G	23.8	23.7	25.5	25.4

UK	S1NA_L CMI 2010 G, with projections	25.5	25.6	27.8	27.9

US	PPA mandated mortality table per IRC 1.430(h)(3)	21.1	21.0	21.1	21.0

Germany	Dr. K. Heubeck 2005 G	23.8	23.7	26.3	26.2

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit asset/(liability) in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

Sensitivity analysis of significant actuarial assumptions1

	Swiss plan: increase/(decrease) in defined benefit obligation		Non-Swiss plans: increase/(decrease) in defined benefit obligation
CHF million	31.12.13	31.12.12	31.12.13	31.12.12
Discount rate

Increase by 50 basis points	(1,301)	(1,438)	(411)	(410)

Decrease by 50 basis points	1,471	1,639	472	470

Rate of salary increase

Increase by 50 basis points	142	163	1	2

Decrease by 50 basis points	(138)	(155)	(1)	(2)

Rate of pension increase

Increase by 50 basis points	1,007	1,118	391	355

Decrease by 50 basis points	– [2]	– [2]	(340)	(281)

Rate of interest credit on retirement savings

Increase by 50 basis points	270	304	7	10

Decrease by 50 basis points	(259)	(286)	(6)	(10)

Life expectancy

Increase in longevity by one additional year	561	613	132	125

  1  The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.  2  As the assumed rate of pension increase was 0% as of 31 December 2013 and as of 31 December 2012, a downward change in assumption is not applicable.

465

Financial information

Notes to the consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

The following table provides information on the composition and fair value of plan assets of the Swiss pension plan and the non-Swiss pension plans.

Composition and fair value of plan assets

Swiss Plan

	31.12.13					31.12.12
	Fair Value			Plan asset allocation %		Fair Value		Plan asset allocation %
CHF million	Quoted in an active market	Other	Total			Quoted in an active market	Other
Cash and cash equivalents	113	0	113	1		602	0	3

Real estate/property

Domestic	0	2,523	2,523	11		0	2,377	11

Investment funds

Equity

Domestic	617	0	617	3		597	0	3

Foreign	5,935	827	6,761	30		5,210	824	28

Bonds[1]

Domestic, AAA to BBB–	3,018	0	3,018	13		3,492	0	16

Domestic, below BBB–	0	0	0	0		0	0	0

Foreign, AAA to BBB–	6,867	0	6,867	31		7,060	0	32

Foreign, below BBB–	752	0	752	3		615	0	3

Real estate

Foreign	0	124	124	1		0	138	1

Other	1,220	486	1,707	8		593	259	4

Other investments	0	15	15	0		0	16	0

Total	18,523	3,975	22,498	100		18,169	3,614	100

				31.12.13				31.12.12
Total fair value of plan assets				22,498				21,783

of which:

Bank accounts at UBS and UBS debt instruments				119				611

UBS shares				32				32

Securities lent to UBS				1,001	[2]			0

Property occupied by UBS				143				158

Derivative financial instruments, counterparty UBS				287	[2]			83

Structured products, counterparty UBS				122				0

  1  The bond credit ratings are primarily based on Standard and Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.  2  Securities lent to UBS and derivative financial instruments are presented gross of any collateral. Net of collateral, derivative financial instruments amounted to CHF 14 million as of 31 December 2013. Securities lent to UBS were fully covered by collateral as of 31 December 2013.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

Non-Swiss Plans

	31.12.13				31.12.12
	Fair Value			Weighted average plan asset allocation %	Fair Value		Weighted average plan asset allocation %
CHF million	Quoted in an active market	Other	Total		Quoted in an active market	Other
Cash and cash equivalents	173	0	173	5	95	0	3

Bonds[1]

Domestic, AAA to BBB–	66	0	66	2	121	0	3

Domestic, below BBB–	42	0	42	1	121	0	3

Foreign, AAA to BBB–	10	0	10	0	19	0	1

Foreign, below BBB–	7	0	7	0	23	0	1

Private equity	1	0	1	0	0	0	0

Investment funds

Equity

Domestic	639	3	641	17	624	4	16

Foreign	1,012	0	1,012	27	874	0	23

Bonds[1]

Domestic, AAA to BBB–	1,061	0	1,061	28	1,082	0	29

Domestic, below BBB–	208	0	208	6	219	0	6

Foreign, AAA to BBB–	100	35	135	4	125	0	3

Foreign, below BBB–	62	21	83	2	132	0	4

Real estate

Domestic	0	103	103	3	0	95	3

Foreign	0	0	0	0	0	0	0

Other	45	160	205	5	61	163	6

Insurance contracts	0	15	15	0	0	15	0

Other investments	0	5	5	0	8	4	0

Total	3,426	342	3,768	100	3,503	280	100

Total fair value of plan assets			3,768			3,783

  1  The bond credit ratings are primarily based on Standard and Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.

b) Post-retirement medical and life insurance plans

In the US and the UK, UBS offers retiree medical benefits that contribute to the health care coverage of certain employees and their beneficiaries after retirement. The UK medical plan is closed to new entrants. In the US, in addition to retiree medical benefits, UBS also provides retiree life insurance benefits to certain employees. The post-retirement medical benefits in the UK and the US cover all types of medical expenses including, but not limited to, cost of doctor visits, hospitalization, surgery and pharmaceuticals. The retirees contribute to the cost of the post-retirement medical benefits. These plans are not pre-funded plans and costs are incurred as amounts are paid.

In 2013, UBS announced changes to one of the US post-retirement medical and life insurance plans in relation to the eligibility criteria and cost sharing. This change reduced the defined benefit obligation by CHF 9 million resulting in a gain of CHF 9 million in 2013.

Further in 2013, UBS announced a change to the other US post-retirement medical and life insurance plan in relation to the prescription drug coverage. This plan change reduced the defined benefit obligation by CHF 8 million resulting in a gain of CHF 8 million in 2013.

In 2012, UBS announced changes to the retiree medical and life insurance benefit plans in the US. This change reduced the defined benefit obligation by CHF 116 million with a corresponding gain recognized in the income statement in 2012.

The employer contributions expected to be made to the post-retirement medical and life insurance plans in 2014 are estimated to be CHF 7 million.

467

Financial information

Notes to the consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

The following table provides an analysis of the net asset/(liability) recognized on the balance sheet for post-retirement medical and life insurance plans between the beginning to the end of the year, as well as an analysis of amounts recognized in net profit and in other comprehensive income.

Post-retirement medical and life insurance plans

CHF million
For the year ended	31.12.13	31.12.12

Defined benefit obligation at the beginning of the year	136	219

Current service cost	1	6

Interest expense	6	9

Plan participant contributions	2	3

Remeasurements of defined benefit obligation	(3)	26

of which: actuarial (gains)/losses arising from changes in demographic assumptions	(1)	0

of which: actuarial (gains)/losses arising from changes in financial assumptions	(10)	10

of which: experience (gains)/losses	8	16

Past service cost related to plan amendments	(17)	(9)

Curtailments	0	(108)

Benefit payments[1]	(9)	(9)

Foreign currency translation	(2)	(1)

Defined benefit obligation at the end of the year	114	136

of which: amounts owing to active members	15	27

of which: amounts owing to deferred members	0	0

of which: amounts owing to retirees	99	109

Fair value of plan assets at the end of the year	0	0

Net defined benefit asset/(liability)	(114)	(136)

Analysis of amounts recognized in net profit

Current service cost	1	6

Interest expense related to defined benefit obligation	6	9

Past service cost related to plan amendments	(17)	(9)

Curtailments	0	(108)

Net periodic cost	(11)	(102)

Analysis of gains/(losses) recognized in other comprehensive income

Remeasurement of defined benefit obligation	3	(26)

Total gains/(losses) recognized in other comprehensive income	3	(26)

  1  Benefit payments are funded by employer contributions and plan participant contributions.

Financial information

Note 28 Pension and other post-employment benefit plans (continued)

The post-retirement benefit obligation is determined by using the assumed average health care cost trend rate. On a country-by-country basis, the same discount rate is used for the calculation of the post-retirement benefit obligation from medical and life insurance plans as for the defined benefit obligations arising from pension plans.

The discount rate and the assumed average health care cost trend rates are presented in the following table. The calculation of the post-retirement benefit obligation also uses life expectancy rates, as disclosed in “Note 28a Defined benefit pension plans” above.

Principal weighted average actuarial assumptions used (%)1

Assumptions used to determine defined benefit obligations at the end of the year

For the year ended	31.12.13	31.12.12
Discount rate	4.8	4.1

Average health care cost trend rate – initial	6.8	7.6

Average health care cost trend rate – ultimate	5.1	5.0

  1  The assumptions for life expectancies are provided within “Note 28a Defined benefit pension plans.”

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions1

	Increase/(decrease) in defined benefit obligation
CHF million	31.12.13	31.12.12
Discount rate

Increase by 50 basis points	(6)	(8)

Decrease by 50 basis points	7	9

Average health care cost trend rate

Increase by 100 basis points	9	12

Decrease by 100 basis points	(8)	(10)

Life expectancy

Increase in longevity by one additional year	7	9

  1  The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

c) Defined contribution plans

UBS also sponsors a number of defined contribution plans in its non-Swiss locations. The locations with significant defined contribution plans are the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from UBS. The employer contributions to these plans are recognized as an expense which, for the years ended 31 December 2013, 31 December 2012 and 31 December 2011, amounted to CHF 236 million, CHF 240 million and CHF 254 million, respectively.

469

Financial information

Notes to the consolidated financial statements

Note 28 Pension and other post-employment benefit plans (continued)

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzer-land. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed under arm’s length conditions. The non-Swiss UBS pension funds do not have a similar banking relationship with UBS.

In 2008, UBS sold certain bank-occupied properties to the Swiss pension fund. Simultaneously, UBS and the Swiss pension fund entered into lease-back arrangements for some of the properties with 25-year lease terms and two renewal options for 10 years each. During 2009,

UBS renegotiated one of the lease contracts which reduced UBS’s remaining lease commitment. In 2013, after the first five years, the early break options for most of the leases were not exercised, which resulted in an increase in the minimum commitment for additional five years. As of 31 December 2013, the minimum commitment towards the Swiss pension fund under the related leases is approximately CHF 19 million (31 December 2012: CHF 11 million).

The following amounts have been received or paid by UBS from and to the pension funds in respect of these banking activities and arrangements.

Related party disclosure

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Received by UBS

Fees	33	31	24

Paid by UBS

Rent	8	9	10

Interest	1	1	3

Dividends and capital repayments	2	0	0

The transaction volumes in UBS shares and other UBS securities are as follows.

Transaction volumes – related parties

	For the year ended
	31.12.13	31.12.12
Financial instruments bought by pension funds

UBS shares (in thousands of shares)	1,459	2,926

UBS debt instruments (par values in CHF million)	5	10

Financial instruments sold by pension funds or matured

UBS shares (in thousands of shares)	2,293	3,645

UBS debt instruments (par values in CHF million)	8	81

Details of the fair value of the plan assets of the defined pension plans are disclosed in “Note 28a Defined benefit pension plans.” In addition, UBS defined contribution pension funds held 16,192,501 UBS shares with a fair value of CHF 278 million as of 31 December 2013 (31 December 2012: 16,690,174 UBS shares with a fair value of CHF 240 million).

Financial information

Note 29 Equity participation and other compensation plans

a) Plans offered

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. Some plans (e.g., Equity Plus and Equity Ownership Plan) are granted to eligible employees in approximately 50 countries and are designed to meet the legal, tax and regulatory requirements of each country in which they are offered. Certain plans are used in specific countries, business areas (e.g., awards granted within Wealth Management Americas), or are offered to members of the Group Executive Board (GEB) only. UBS operates compensation plans on a mandatory, discretionary and voluntary basis. The explanations below provide a general description of the terms of the most significant plans which relate to the performance year 2013 (granted in 2014) and those from prior years that are partly expensed in 2013. Refer to Note 1a) 25) for a description of the accounting policy related to equity participation and other compensation plans.

Mandatory share-based compensation plans

Equity Ownership Plan (EOP): Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of an EOP award in UBS shares, notional shares or UBS performance shares (notional shares which are subject to performance conditions). From February 2014 onwards in general only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are risk-takers, Group Managing Directors or employees whose incentive exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest in full if certain performance targets are met, i.e., if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole needs to be profitable) in the financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012 and 2013, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity (for Corporate Center participants, the return on attributed equity of the Group excluding Corporate Center). Replacement awards (including sign-on payments) can be offered in deferred cash under the EOP plan rules.

Awards in UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights during the vesting period. Notional and performance shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash, and which will vest on the same terms and conditions as the award. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting, except in countries where this is not permitted for legal or tax reasons. EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments two and three years following grant. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Senior Executive Equity Ownership Plan (SEEOP): Up to 2012 (performance year 2011) GEB members received a portion of their mandatory deferral in UBS shares or notional shares, which vest in one-fifth increments over a five-year vesting period and are forfeitable if certain conditions are not met. Awards granted since 2011 are subject to the same performance conditions as performance shares granted under the EOP, i.e., they will only vest in full if the participant’s business division is profitable (for Corporate Center participants, the Group as a whole must be profitable) in the financial year preceding scheduled vesting. Awards granted under SEEOP are settled by delivering UBS shares at vesting. Compensation expense is recognized on the same basis as for share-settled EOP awards. From 2013 (performance year 2012), GEB members have received EOP awards. No SEEOP awards were granted for the performance years 2012 and 2013.

Incentive Performance Plan (IPP): In 2010, GEB members and certain other senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three UBS shares at vesting, depending on the achievement of share price targets. The IPP awards vest in full after five years (i.e., in 2015) and are subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. IPP was a one-time plan granted in 2010 only.

Performance Equity Plan (PEP): From 2010 to 2012, GEB members received part of their annual incentive in the form of performance shares granted under the PEP. Each performance share is a contingent right to receive between zero and two UBS shares at vesting, depending on the achievement of Economic Profit (EP) and Total Shareholder Return (TSR) targets. PEP awards vest in full after three years. EP is a risk-adjusted profit measure that takes into account the cost of risk capital. TSR measures the total return to UBS shareholders (in the form of share price appreciation and

471

Financial information

Notes to the consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

dividends) as compared to the constituents of a banking index. Vesting is subject to continued employment with UBS. Compensation expense is recognized on a tiered basis from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No PEP awards were granted for the performance years 2012 and 2013.

2012 Special Plan Award Program for the Investment Bank (SPAP): In April 2012, certain Managing Directors and Group Managing Directors of the Investment Bank were granted an award of UBS shares which will vest three years after grant. Vesting is subject to performance conditions, continued employment with the firm and certain other conditions. The vesting of Special Plan awards is subject to performance conditions based on the level of reduction in risk-weighted assets achieved and the average return on risk-weighted assets in the Investment Bank for 2012, 2013 and 2014. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Mandatory deferred cash compensation plans

Deferred Contingent Capital Plan (DCCP): The DCCP is a mandatory performance award deferral plan for all employees whose total compensation exceeds a certain threshold. Such employees receive part of their annual incentive in the form of notional bonds, which are a right to receive a cash payment at vesting. DCCP awards for the performance year 2012 (granted in 2013) vest in full five years from grant and are forfeited if the phase-in Basel III common equity tier 1 capital ratio of the Group falls below 7%, if FINMA determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS AG, or if UBS AG has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. DCCP awards for the performance year 2013 (granted in 2014) are forfeited if the phase-in Basel III common equity tier 1 capital ratio of the Group falls below 10% for GEB members and 7% for non-GEB members. There was no change to the other forfeiture rules. Interest is paid annually for performance years in which the firm generates an adjusted profit before tax. In any years during the vesting period where UBS does not achieve an adjusted profit before tax, GEB members would forfeit 20% of the award. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

        Long-Term Deferred Retention Senior Incentive Scheme (LTDRSIS): Awards granted under the LTDRSIS are granted to employees in Australia and represent a profit share amount based on the profitability of the Australian business. Awards vest after three years and include an arrangement which allows for unpaid installments to be reduced if the business has a loss during the calendar year preceding vesting. The awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of the grant. Otherwise, compensation expense is recognized ratably from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee.

Global Asset Management Equity Ownership Plan: In order to align their compensation with the performance of the funds they manage, all Global Asset Management employees receiving EOP awards, receive them in the form of cash-settled notional funds since 2012. The amount depends on the value of the relevant underlying Global Asset Management funds at the time of vesting. In prior years certain Global Asset Management employees received EOP awards in a combination of shares and cash-settled notional funds, the corresponding amount depended on the value of the underlying Global Asset Management funds at the time of vesting. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. Compensation expense is recognized in the performance year if the employee meets the retirement eligibility requirements at the date of grant. Otherwise, compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee, on a tiered basis.

Cash Balance Plan (CBP): From 2010 to 2012, Group Executive Board (GEB) members received part of their annual incentive in the form of a mandatory deferred cash award. CBP awards are paid out in two equal installments during the two years following the year of grant, subject to certain performance conditions. Awards granted in 2011 and 2012 (for performance years 2010 and 2011, respectively) are subject to Group return on equity performance conditions, whereas awards granted in 2010 (for performance year 2009) are subject to profitability hurdles. After a GEB member has left the firm, the deferred portion of the CBP award continues to be at risk of forfeiture. Awards granted under the CBP from 2011 onwards are forfeited if a GEB member voluntarily terminates his or her employment and joins another financial services organization. Compensation expense is recognized in the performance year, which is generally the financial year prior to the grant date. No CBP awards were granted for the performance years 2012 and 2013.

Deferred Cash Plan (DCP): In 2011, DCP awards were granted to Investment Bank employees whose total compensation exceeded a certain threshold. DCP awards vest in one-third increments over a three-year period following grant. The awards are forfeitable upon voluntary termination of employment. Compensation expense is recognized ratably over the vesting period. DCP was a one-time plan granted in 2011.

472

Financial information

Note 29 Equity participation and other compensation plans (continued)

Wealth Management Americas financial advisor compensation

Financial advisor compensation – cash payments consist primarily of a formula-based compensation plan, which fluctuates in proportion to the level of business activity.

UBS also may enter into compensation commitments with certain financial advisors primarily as a recruitment incentive and to incentivize financial advisors to achieve specified revenue production and other performance thresholds. The compensation is earned and paid to the employee during a period of continued employment and may be forfeited under certain circumstances. In most cases, UBS grants loans to financial advisors in connection with these compensation commitments.

GrowthPlus is a program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010 and 2011 with potential arrangements to be granted in 2015 and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 commitment, which vests over five years.

PartnerPlus is a mandatory deferred cash compensation plan for certain eligible employees. Awards (UBS contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of their pay, which are vested upon contribution. Awards earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Voluntary contributions can earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter or along with vested company contributions can be benchmarked to various mutual funds when balances vest. Awards and all interest vest in 20% increments six to ten years following grant date. Awards and interest earned on both UBS and voluntary contributions are forfeitable under certain circumstances. Compensation expense for awards is recognized in the performance year if the employee meets the qualifying separation eligibility requirements at the date of grant. Otherwise, compensation expense for awards is recognized ratably commencing in the performance year to the earlier of the vesting date or the qualifying separation eligibility date of the employee. Compensation expense for voluntary contributions are recognized in the year of deferral.

Discretionary share-based compensation plans

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP): Until 2009, key and high potential employees were granted discretionary share-settled stock appreciation rights (SARs) or UBS options with a strike price not less than the fair market value of a UBS share on the date the SAR or option was granted. A SAR gives employees the right to receive a number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option’s strike price. SARs and options are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. These awards are generally forfeitable upon termination of employment with UBS. Compensation expense is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. No options or SARs awards have been granted since 2009.

Voluntary share-based compensation plans

Equity Plus Plan (Equity Plus): Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase UBS shares at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering UBS shares, except in countries where this is not permitted for legal reasons. Compensation expense for Equity Plus is recognized from the grant date to the earlier of the vesting date or the retirement eligibility date of the employee. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Share delivery obligations

UBS satisfies share delivery obligations under its share-based plans either by purchasing UBS shares in the market or through the issuance of new shares. As of 31 December 2013, total future share delivery obligations in relation to employee share-based compensation awards were 109 million shares, taking into account the UBS share price at year-end 2013 as well as performance conditions. Share delivery obligations related to unvested and vested notional share awards, performance share awards, options and stock appreciation rights.

As of 31 December 2013, UBS held 73 million treasury shares (31 December 2012: 74 million shares) which were available to satisfy delivery obligations related to notional share awards, performance share awards, options and stock appreciation rights. An additional 139 million unissued shares (31 December 2012: 145 million shares) in conditional share capital (out of 150 million approved in 2006) were available to satisfy the delivery obligation related to options and stock appreciation rights. Treasury shares held or newly issued shares are delivered to employees at exercise or vesting.

473

Financial information

Notes to the consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The following table summarizes the compensation expenses recognized for the year ended 31 December 2013 and deferred compensation expenses that will be recognized as an expense in the income statements of 2014 and later. The deferred compensation expenses in the table also include vested and non-vested awards granted mainly in February 2014, which relate to the performance year 2013.

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2013				Personnel expenses deferred to 2014 and later
CHF million	Expenses relating to awards for 2013	Expenses relating to awards for prior years	Total		Relating to awards for 2013		Relating to awards for prior years		Total
Performance awards

Cash performance awards	1,942	(30)	1,912		0		0		0

Deferred Contingent Capital Plan (DCCP)	152	96	248		348		230		578

Deferred cash plans (DCP and other cash plans)	2	53	55		7		12		19

Equity Ownership Plan (EOP/SEEOP) – UBS shares	190	466	656		520		307		827

Performance Equity Plan (PEP)	0	3	3		0		0		0

Incentive Performance Plan (IPP)	0	33	33		0		21		21

Total UBS share plans	190	502	692		520		328		848

Equity Ownership Plan (EOP) – notional funds	19	60	79		37		36		73

Total performance awards	2,305	681	2,986		912		606		1,518

Variable compensation
Variable compensation – other	152	136	288	[2]	340	[3]	398	[4]	738

Financial advisor compensation – cash payments	2,219	0	2,219		0		0		0

Compensation commitments with recruited financial advisors	33	605	638		440		2,098		2,538

GrowthPlus and other deferral plans	62	132	194		107		564		671

UBS share plans	20	69	89		45		165		210

Wealth Management Americas:
Financial advisor compensation[5]	2,334	806	3,140		592		2,827		3,419

Total	4,791	1,623	6,414		1,844		3,831		5,675

  1  Total share-based personnel expenses recognized for the year ended 31 December 2013 were CHF 1,042 million and were comprised of UBS share plans of CHF 787 million, Equity Ownership Plan – notional funds of CHF 79 million, related social security costs of CHF 65 million and other compensation plans (reported within Variable compensation – other) of CHF 111 million.  2  Includes replacement payments of CHF 78 million (CHF 72 million related to prior years), forfeiture credits of CHF 146 million (all related to prior years), severance payments of CHF 114 million (all related to current year) and retention plan and other payments of CHF 242 million (CHF 210 million related to prior years).  3  Includes DCCP interest of CHF 101 million for DCCP awards 2013 (granted in 2014).  4  Includes DCCP interest of CHF 109 million for DCCP awards 2012 (granted in 2013).  5  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Financial information

Note 29 Equity participation and other compensation plans (continued)

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2012				Personnel expenses deferred to 2013 and later
CHF million	Expenses relating to awards for 2012	Expenses relating to awards for prior years	Total		Relating to awards for 2012		Relating to awards for prior years	Total
Performance awards

Cash performance awards	1,411	(38)	1,373		0		0	0

Deferred Contingent Capital Plan (DCCP)	145	0	145		361		0	361

Deferred cash plans (CBP, DCP and other cash plans)	5	149	154		10		87	97

Equity Ownership Plan (EOP/SEEOP) – UBS shares	135	995	1,130		383		495	878

Performance Equity Plan (PEP)	0	10	10		0		4	4

Incentive Performance Plan (IPP)	0	62	62		0		82	82

Total UBS share plans	135	1,067	1,202		383		581	964

UBS share option plans (KESAP/KESOP)	0	14	14		0		0	0

Equity Ownership Plan (EOP) – notional funds	28	84	112		20		46	66

Total performance awards	1,724	1,276	3,000		774		714	1,488

Variable compensation

Variable compensation – other	424	(57)	367	[2]	494	[3]	71	565

Financial advisor compensation – cash payments	1,957	0	1,957		0		0	0

Compensation commitments with recruited financial advisors	54	579	634		587		2,115	2,702

GrowthPlus and other deferral plans	54	129	183		54		620	674

UBS share plans	21	78	99		66		216	282

Wealth Management Americas:
Financial advisor compensation[4]	2,087	786	2,873		706		2,951	3,657

Total	4,235	2,005	6,240		1,974		3,736	5,710

  1  Total share-based personnel expenses recognized for the year ended 31 December 2012 were CHF 1,584 million and were comprised of UBS share plans of CHF 1,261 million, UBS share option plans of CHF 14 million, Equity Ownership Plan – notional funds of CHF 112 million, related social security costs of CHF 89 million and other compensation plans (reported within Variable compensation – other) of CHF 108 million.  2  Includes replacement payments of CHF 109 million (CHF 94 million prior year), forfeiture credits of CHF 174 million (prior year), severance payments of CHF 303 million (current year) and retention plan and other payments of CHF 128 million (CHF 21 million prior year).  3  Includes DCCP interest of CHF 137 million.  4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

During 2013, UBS accelerated the recognition of expenses for certain deferred compensation arrangements relating to employees that were made redundant as part of restructuring programs. Based on the redundancy provisions of the plan rules, these employees retain their deferred compensation awards, however, as the employees are not required to provide future service, compensation expense relating to these awards was accelerated to the termination date based on the shortened service period. The amounts accelerated and recognized relating to share-based payment awards in 2013 and 2012 were CHF 62 million and CHF 63 million respectively, and the amounts related to deferred cash awards were CHF 9 million and CHF 13 million, respectively.

UBS also shortened the service period for certain employees in accordance with the mutually agreed termination provisions of their deferred compensation awards. Expense recognition was accelerated to the revised vesting date. The amounts accelerated and recognized relating to share-based payment awards in 2013 and 2012 were CHF 11 million and CHF 20 million, respectively, and the amounts related to deferred cash awards were CHF 3 million and CHF 2 million, respectively.

475

Financial information

Notes to the consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

Personnel expenses – Recognized and deferred1

	Personnel expenses for the year ended 2011				Personnel expenses deferred to 2012 and later
CHF million	Expenses relating to awards for 2011	Expenses relating to awards for prior years	Total		Relating to awards for 2011	Relating to awards for prior years	Total
Performance awards

Cash performance awards	1,554	(88)	1,466		0	0	0

Deferred cash plans (CBP, DCP and other cash plans)	34	309	343		3	179	182

Equity Ownership Plan (EOP/SEEOP) – UBS shares	231	1,153	1,384		740	720	1,460

Performance Equity Plan (PEP)	3	5	8		10	4	14

Incentive Performance Plan (IPP)	0	97	97		0	134	134

Total UBS share plans	234	1,256	1,490		750	858	1,608

UBS share option plans (KESAP/KESOP)	0	100	100		0	15	15

Equity Ownership Plan (EOP) – notional funds	25	93	118		69	48	117

Total performance awards	1,847	1,669	3,516		822	1,100	1,922

Variable compensation

Variable compensation – other	295	(104)	191	[2]	132	111	243

Financial advisor compensation – cash payments	1,695	0	1,695		0	0	0

Compensation commitments with recruited financial advisors	37	499	536		561	2,131	2,692

GrowthPlus and other deferral plans	90	89	179		377	422	799

UBS share plans	20	88	108		86	261	347

Wealth Management Americas:
Financial advisor compensation[3]	1,842	676	2,518		1,024	2,814	3,838

Total	3,984	2,242	6,226		1,978	4,025	6,003

  1  Total share-based personnel expenses recognized for the year ended 31 December 2011 were CHF 1,789 million and were comprised of UBS share plans of CHF 1,490 million, UBS share option plans of CHF 100 million, Equity Ownership Plan – notional funds of CHF 118 million, related social security costs of CHF 39 million and other compensation plans (reported within Variable compensation – other) of CHF 42 million.  2  Includes replacement payments of CHF 121 million, forfeiture credits of CHF 215 million, severance payments of CHF 239 million and retention plan and other payments of CHF 46 million.  3  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Additional disclosures on mandatory, discretionary and voluntary share-based compensation plans (including notional funds granted under EOP)

The total share-based personnel expenses recognized for the years ended 31 December 2013, 2012 and 2011 were CHF 1,042 million, CHF 1,584 million, and CHF 1,789 million, respectively. This includes the current period expense, amortization and related social security costs for awards issued in prior periods and performance year expensing for awards granted to retirement-eligible employees where the terms of the awards do not require the employee to provide future services.

The total compensation expenses for non-vested share-based awards granted up to 31 December 2013 relating to prior years to be recognized in future periods is CHF 710 million and will be recognized as personnel expenses over a weighted average period of 2 years. This includes UBS share plans, UBS share option plans, the Equity Ownership Plan (notional funds), other variable compensation and the Equity Plus Plan. Total deferred compensation amounts included in the 2013 table differ from this amount as the deferred compensation amounts also include non-vested awards granted in February 2014 related to the performance year 2013.

Actual payments to participants in cash-settled share-based plans, including amounts granted as notional funds issued under the EOP, for the years ended 31 December 2013 and 2012 were CHF 157 million and CHF 141 million respectively. The total carrying amount of the liability related to these plans was CHF 164 million as of 31 December 2013 and CHF 249 million as of 31 December 2012.

Financial information

Note 29 Equity participation and other compensation plans (continued)

c) Movements during the year

UBS share and performance share awards

Movements in UBS share and notional share awards were as follows:

UBS share awards

	Number of shares 2013	Weighted average grant date fair value (CHF)	Number of shares 2012	Weighted average grant date fair value (CHF)
Outstanding, at the beginning of the year	249,059,529	15	214,698,539	17

Shares awarded during the year	50,270,660	15	120,208,862	12

Distributions during the year	(99,955,951)	15	(72,997,669)	17

Forfeited during the year	(12,740,747)	15	(12,850,203)	17

Outstanding, at the end of the year	186,633,491	15	249,059,529	15

of which: shares vested for accounting purposes	48,096,537		61,555,483

The fair value of shares that became legally vested and were distributed (i.e., all restrictions were fulfilled) during the years ended 31 December 2013 and 2012 was CHF 1,398 million and CHF 1,216 million, respectively.

Movements in performance shares granted under the IPP are as follows:

Incentive Performance Plan

	2013
	Number of performance shares 2013	Weighted average fair value of IPP performance shares at grant date (CHF)[1]
Forfeitable, at the beginning of the year	14,231,831	22

Awarded during the year	0	0

Vested during the year	(8,690)[2]	22

Forfeited during the year	(1,072,118)	22

Forfeitable, at the end of the year	13,151,023 [3]	22

of which: performance shares vested for accounting purposes	10,248,071

	2012
Forfeitable, at the beginning of the year	16,137,466	22

Awarded during the year	0	0

Vested during the year	(7,182)	22

Forfeited during the year	(1,898,453)	22

Forfeitable, at the end of the year	14,231,831 [3]	22

of which: performance shares vested for accounting purposes	8,965,917

  1  The weighted average fair value takes into account the applicable performance conditions and the range of possible outcomes.  2  The corresponding number of UBS shares distributed in 2013 was 8,690.  3  As of 31 December 2013 and 31 December 2012, the number of deliverable UBS shares was equal to the number of forfeitable performance shares.

477

Financial information

Notes to the consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

Movements in performance shares granted under the PEP are as follows:

Performance Equity Plan

	2013
	Number of performance shares 2013	Weighted average fair value of PEP performance shares at grant date (CHF)[1]
Forfeitable, at the beginning of the year	1,825,199	16

Awarded during the year	0	0

Vested during the year	(359,613)[2]	16

Forfeited during the year	(84,628)	17

Forfeitable, at the end of the year	1,380,958 [3]	16

of which: performance shares vested for accounting purposes	1,041,901

	2012
Forfeitable, at the beginning of the year	1,210,598	18

Awarded during the year	845,580	13

Vested during the year	0	0

Forfeited during the year	(230,979)	13

Forfeitable, at the end of the year	1,825,199 [3]	16

of which: performance shares vested for accounting purposes	1,160,836

  1  The weighted average fair value takes into account the applicable performance conditions and the range of possible outcomes.  2  The corresponding number of UBS shares distributed in 2013 was 186,999.  3  As of 31 December 2013, the number of deliverable UBS shares was 629,136 based on the applicable performance conditions. As of 31 December 2012, the number of deliverable UBS shares was 946,683 based on the applicable performance conditions.

UBS option awards

Movements in option awards were as follows:

UBS option awards

	Number of options 2013	Weighted average exercise price (CHF)[1]	Number of options 2012	Weighted average exercise price (CHF)[1]
Outstanding, at the beginning of the year	158,090,564	43	179,992,361	43

Granted during the year	0	0	0	0

Exercised during the year	(3,430,697)	12	(992,180)	11

Forfeited during the year	(177,272)	45	(1,283,626)	44

Expired unexercised	(21,312,456)	36	(19,625,991)	40

Outstanding, at the end of the year	133,170,139	45	158,090,564	43

Exercisable, at the end of the year	133,170,139	45	158,090,564	43

  1  Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rate for the purposes of this table.

The following table provides additional information about option exercises, grants and intrinsic values:

For the year ended	31.12.13	31.12.12
Weighted average share price of options exercised (CHF)	17	13

Intrinsic value of options exercised during the year (CHF million)	17.5	3.6

Weighted average grant date fair value of options granted (CHF)	N/A	N/A

Financial information

Note 29 Equity participation and other compensation plans (continued)

The following table provides additional information about options outstanding and options exercisable as of 31 December 2013:

	Options outstanding				Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average exercise price (CHF/USD)	Aggregate intrinsic value (CHF/USD million)	Weighted average remaining contractual term (years)	Number of options exercisable	Weighted average exercise price (CHF/USD)	Aggregate intrinsic value (CHF/USD) million)	Weighted average remaining contractual term (years)
CHF Awards

10.21 – 15.00	11,949,232	11.40	66.0	4.6	11,949,232	11.40	66.0	4.6

15.01 – 25.00	9,685,112	18.89	4.6	4.7	9,685,112	18.89	4.6	4.7

25.01 – 35.00	26,937,351	31.48	0.0	3.8	26,937,351	31.48	0.0	3.8

35.01 – 45.00	7,527,842	42.01	0.0	1.0	7,527,842	42.01	0.0	1.0

45.01 – 55.00	15,333,852	49.43	0.0	1.4	15,333,852	49.43	0.0	1.4

55.01 – 65.00	4,480,527	60.09	0.0	2.7	4,480,527	60.09	0.0	2.7

65.01 – 75.00	44,254,456	67.62	0.0	2.4	44,254,456	67.62	0.0	2.4

10.21 – 75.00	120,168,372		70.6		120,168,372		70.6

USD Awards

17.88 – 25.00	1,647	20.59	0.0	1.0	1,647	20.59	0.0	1.0

25.01 – 35.00	5,749,053	31.74	0.0	0.5	5,749,053	31.74	0.0	0.5

35.01 – 44.83	7,251,067	37.59	0.0	1.2	7,251,067	37.59	0.0	1.2

17.88 – 44.83	13,001,767		0.0		13,001,767		0.0

UBS SAR awards

Movements in SAR awards were as follows:

UBS SARs awards

	Number of SARs 2013	Weighted average exercise price (CHF)	Number of SARs 2012	Weighted average exercise price (CHF)
Outstanding, at the beginning of the year	33,118,335	12	55,021,238	12

Granted during the year	0	0	0	0

Exercised during the year	(10,427,263)	11	(14,217,629)	11

Forfeited during the year	(57,500)	11	(684,717)	11

Expired unexercised	(1,189,556)	33	(7,000,557)	11

Outstanding, at the end of the year	21,444,016	12	33,118,335	12

Exercisable, at the end of the year	21,444,016	12	33,118,335	12

The following table provides additional information about SARs exercises, grants and intrinsic values:

For the year ended	31.12.13	31.12.12
Weighted average share price of SARs exercised (CHF)	17	13

Intrinsic value of SARs exercised during the year (CHF million)	57.0	24.6

Weighted average grant date fair value of SARs granted (CHF)	N/A	N/A

479

Financial information

Notes to the consolidated financial statements

Note 29 Equity participation and other compensation plans (continued)

The following table provides additional information about SARs outstanding as of 31 December 2013:

	SARs outstanding				SARs exercisable
Range of exercise prices	Number of SARs outstanding	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)	Number of SARs exercisable	Weighted average exercise price (CHF)	Aggregate intrinsic value (CHF million)	Weighted average remaining contractual term (years)
CHF

9.35 – 12.50	20,979,066	11.34	117.0	5.0	20,979,066	11.34	117.0	5.0

12.51 – 15.00	18,000	14.71	0.0	5.5	18,000	14.71	0.0	5.5

15.01 – 17.50	92,950	16.80	0.0	4.8	92,950	16.80	0.0	4.8

17.51 – 20.00	354,000	19.25	0.0	5.6	354,000	19.25	0.0	5.6

9.35 – 20.00	21,444,016		117.0		21,444,016		117.0

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted based upon the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2013 is approximately 13.4% (2012: 15.4%) of the market price of the UBS share. The grant date fair value of notional UBS shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

UBS options and SARs awards

Since 2010, the fair values of options and SARs have been determined using a standard closed-formula option valuation model. The expected term of each instrument is calculated based on historical employee exercise behavior patterns, taking into account the share price, strike price, vesting period and the contractual life of the instrument. The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historical share price volatility. Expected future dividends are derived from traded UBS options or from the historical dividend pattern. No options or SARs have been granted since 2009.

Incentive Performance Plan (IPP) and Performance Equity Plan (PEP)

No IPP and no PEP awards were granted in 2013. For performance share awards granted in 2012, UBS obtained an independent third-party valuation based on the market conditions at the date of grant. The valuation methodology applied was a Monte Carlo simulation. The approach to determining input parameters and valuing the post-vesting transfer restriction is in line with that used for options. The fair value of PEP units granted in 2012 was determined using the following assumptions.

31.12.12
PEP CHF awards
Expected total shareholder return volatility (%)	43.00

Expected economic profit volatility (%)	16.00

Risk-free interest rate (%)	0.09

Expected dividend (CHF)	0.13

Share price (CHF)	12.76

Financial information

Note 30 Interests in subsidiaries and other entities

a) Interests in subsidiaries

Effective 31 December 2013, UBS revised its approach to determining its significant subsidiaries to include only those entities that, either individually or in aggregate, contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit/(loss) before tax, in accordance with the requirements set by IFRS 12, Swiss regulations and the regulations of the US SEC.

Individually significant subsidiaries

The table below lists the Group’s individually significant subsidiaries as of 31 December 2013. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held fully by the Group, and the proportion of ownership interest held is equal to the voting rights held by the Group. The country where the respective registered office is located is also generally the principal place of business.

Individually significant subsidiaries as of 31 December 2013

Company	Registered office	Primary business division		Share capital in million		Equity interest accumulated in %
UBS Americas Inc.	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Bank USA	Salt Lake City, Utah, USA	Wealth Management Americas	USD	0.0		100.0

UBS Financial Services Inc.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Limited	London, United Kingdom	Investment Bank	GBP	226.6		100.0

UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1	[1]	100.0

  1  Mainly comprised of non-voting preferred shares held by UBS Americas Inc.

UBS Limited and UBS Americas Inc. are fully held by UBS AG. UBS Bank USA and UBS Financial Services Inc. are fully held by UBS Americas Inc. 30% of UBS Securities LLC is held by UBS AG and 70% by UBS Americas Inc. (after consideration of preferred shares).

Financial information

Notes to the consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

Other subsidiaries

The table below lists other subsidiaries that are not individually significant but contribute to the Group’s total assets and aggregated profit before tax thresholds and are thereby selected in accordance with the requirements set by the US SEC.

Other subsidiaries as of 31 December 2013

Company	Registered office	Primary business division		Share capital in million		Equity interest accumulated in %
Topcard Service AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.2		100.0

UBS (Italia) SpA	Milan, Italy	UBS Wealth Management	EUR	80.0		100.0

UBS (Luxembourg) S.A.	Luxembourg, Luxembourg	UBS Wealth Management	CHF	150.0		100.0

UBS Alternative and Quantitative Investments LLC	Wilmington, Delaware, USA	Global Asset Management	USD	0.1		100.0

UBS Beteiligungs-GmbH & Co. KG	Frankfurt, Germany	UBS Wealth Management	EUR	568.8		100.0

UBS Card Center AG	Glattbrugg, Switzerland	Retail & Corporate	CHF	0.1		100.0

UBS Credit Corp.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Deutschland AG	Frankfurt, Germany	UBS Wealth Management	EUR	176.0		100.0

UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global Asset Management	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global Asset Management	USD	5.6		100.0

UBS Global Asset Management (Americas) Inc.	Wilmington, Delaware, USA	Global Asset Management	USD	0.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global Asset Management	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global Asset Management	SGD	4.0		100.0

UBS Loan Finance LLC	Wilmington, Delaware, USA	Investment Bank	USD	0.1		100.0

UBS O’Connor LLC	Dover, Delaware, USA	Global Asset Management	USD	1.0		100.0

UBS Real Estate Securities Inc.	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Realty Investors LLC	Boston, Massachusetts, USA	Global Asset Management	USD	9.0		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	Investment Bank	THB	500.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3	[1]	100.0

UBS Securities Canada Inc.	Toronto, Canada	Investment Bank	CAD	10.0		100.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	Investment Bank	EUR	15.0		100.0

UBS Securities India Private Limited	Mumbai, India	Investment Bank	INR	140.0		100.0

UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	74,450.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4		100.0

UBS Services LLC	Wilmington, Delaware, USA	Investment Bank	USD	0.0		100.0

UBS Trust Company of Puerto Rico	Hato Rey, Puerto Rico	Wealth Management Americas	USD	0.1		100.0

  1   Includes a nominal amount relating to redeemable preference shares.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Changes in consolidation scope

On 1 January 2013, UBS adopted IFRS 10, resulting in a change in the consolidation status of certain entities. Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” for an overview of the effects on total comprehensive income and on the balance sheet. There were no material changes in the scope of consolidation in 2013.

Non-controlling interests

As of 31 December 2013 and 31 December 2012, non-controlling interests were not material to the Group. In addition, as of these dates there were no significant restrictions on UBS’s ability to access or use the assets and settle the liabilities of the Group resulting from protective rights of non-controlling interests.

è	Refer to the “Statement of changes in equity” for more information

b) Interests in associates and joint ventures

As of 31 December 2013 and 31 December 2012, no associate or joint venture was individually material to the Group. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of the Group.

Investments in associates and joint ventures

CHF million	31.12.13	31.12.12
Carrying amount at the beginning of the year	858	795

Additions	0	4

Disposals	(2)	(3)

Share of comprehensive income	59	113

of which: share of net profit[1]	49	88

of which: share of other comprehensive income[2]	10	25

Dividends received	(69)	(37)

Foreign currency translation	(4)	(12)

Carrying amount at the end of the year	842	858

of which: associates	815	828

of which: UBS Securities Co. Limited[3]	369	385

of which: SIX Group AG4	367	366

of which: other associates	78	77

of which: joint ventures	27	30

1  For 2013, consists of CHF 37 million from associates and CHF 12 million from joint ventures. For 2012, consists of CHF 76 million from associates and CHF 12 million from joint ventures.  2  For 2013, consists of CHF 9 million from associates and CHF 1 million from joint ventures. For 2012, consists of CHF 24 million from associates and CHF 1 million from joint ventures.  3  UBS’s equity interest amounts to 20.0%.  4  UBS’s equity interest amounts to 17.3% and UBS is represented on the Board of Directors.

483

Financial information

Notes to the consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

c) Interests in unconsolidated structured entities

During 2013, the Group sponsored the creation of various structured entities (SE) and interacted with a number of non-sponsored SE, including securitization vehicles, client vehicles as well as certain investment funds, which UBS did not consolidate as of 31 December 2013 because it did not control these entities.

è	Refer to Note 1a) 3) for more information on the nature, purpose, activities and financing structure of these entities

The table below presents the Group’s interests in and maximum exposure to loss from unconsolidated SE as of 31 December 2013. In addition, the total assets held by the SE in which UBS had an interest as of 31 December 2013 are provided, except for investment funds sponsored by third parties, for which the carrying value of UBS’s interest as of 31 December 2013 has been disclosed.

Interests in unconsolidated structured entities

	31.12.13
CHF million, except where indicated	Securitization vehicles		Client vehicles		Investment funds		Total	Maximum exposure to loss[1]
Trading portfolio assets	3,298		544		6,509		10,350	10,350

Positive replacement values	26		16		0		42	42

Financial assets designated at fair value			124	[2]	91		215	2,449

Loans	1,878				366		2,244	2,244

Financial investments available-for-sale			4,020		77		4,096	4,096

Other assets			53	[2]	6		58	933

Total assets	5,202	[3]	4,756		7,048		17,005

Negative replacement values	1,263	[4]			0		1,263	16

Total liabilities	1,263	[5]			0		1,263

Assets held by the unconsolidated structured entities in which UBS had an interest (CHF billion)	390	[6]	96	[7]	266	[8]

  1   For purposes of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.  2  Represents the carrying value of loan commitments, both designated at fair value and held at amortized cost. The maximum exposure to loss for these instruments is equal to the notional amount.  3  Of the CHF 5.2 billion, CHF 5.0 billion or 96% was held by Corporate Center – Non-core and Legacy Portfolio.  4  Comprised of credit default swap (CDS) liabilities and other swap liabilities. The maximum exposure to loss for CDS is equal to the sum of the negative carrying value and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.  5  Entirely held by Corporate Center – Non-core and Legacy Portfolio.  6  Represents principal amount outstanding.  7  Represents the market value of total assets.  8  Represents the net asset value of the investment funds sponsored by UBS (CHF 260 billion) and the carrying value of UBS’s interest in the investment funds not sponsored by UBS (CHF 7 billion).

The Group retains or purchases interests in unconsolidated SE in the form of direct investments, financing, guarantees, letters of credit, derivatives and through management contracts.

For retained interests, the Group’s maximum exposure to loss is generally equal to the carrying value of the Group’s interest in the SE, with the exception of guarantees, letters of credit and credit derivatives for which the contract’s notional amount, adjusted for losses already incurred, represents the maximum loss that the Group is exposed to. In addition, the current fair value of derivative swap instruments with a positive replacement value only, such as total return swaps, are presented as UBS’s maximum exposure to loss. Risk exposure for these swap instruments could change over time with market movements.

The maximum exposure to loss disclosed in the table above does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in the unconsolidated SE or the risk reducing effects of collateral or other credit enhancements.

In 2013, the Group did not provide support, financial or otherwise, to an unconsolidated structured entity when the Group was not contractually obligated to do so, nor has the Group an intention to do so in the future.

In 2013, income earned from interests in unconsolidated SE primarily resulted from mark-to-market movements recognized in net trading income as well as fee and commission income received from UBS sponsored funds.

Interests in securitization vehicles

As of 31 December 2013, the Group retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities. In some cases the Group may be required to absorb losses from an unconsolidated SE before other parties because the Group’s interest is subordinated to others in the ownership structure. An overview of the Group’s interests in unconsolidated securitization vehicles and the relative ranking and external credit rating of those interests as of 31 December 2013 is presented in the table on the next page.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

Interests in unconsolidated securitization vehicles1

	31.12.13
CHF million, except where indicated	Residential mortgage- backed securities	Commercial mortgage- backed securities	Other asset- backed securities[2]	Re-securitization[3]	Total
Sponsored by UBS

Interests in senior tranches	24	103	96	627	849

of which: rated investment grade	23	103	90	624	839

of which: rated sub-investment grade				1	1

of which: defaulted			6	1	7

of which: not rated	1	0			1

Interests in mezzanine tranches	4	27	8	33	73

of which: rated investment grade		20	8	33	61

of which: rated sub-investment grade	4	6		0	10

of which: defaulted	0	1		0	2

Interests in junior tranches	0				0

Total	28	130	104	660	922

of which: Trading portfolio assets	28	130	57	21	237

of which: Loans			47	639	686

Total assets held by the vehicles in which UBS had an interest (CHF billion)	1	26	2	4	32

Not sponsored by UBS

Interests in senior tranches	391	745	1,263	449	2,848

of which: rated investment grade	332	575	1,112	412	2,431

of which: rated sub-investment grade	57	170	148	37	412

of which: defaulted	2		3		5

of which: not rated	0		0		0

Interests in mezzanine tranches	218	350	369	237	1,173

of which: rated investment grade	135	212	332	211	890

of which: rated sub-investment grade	79	133	23	25	260

of which: defaulted	5	5		0	10

of which: not rated	0	0	14		14

Interests in junior tranches	88	8	134	2	234

of which: rated investment grade	57	4	133		194

of which: rated sub-investment grade	21	4	1		26

of which: defaulted	0	0	0		1

of which: not rated	11			2	13

Total	698	1,103	1,766	688	4,254

of which: Trading portfolio assets	698	1,103	763	498	3,062

of which: Loans	0	0	1,002	190	1,192

Total assets held by the vehicles in which UBS had an interest (CHF billion)	103	149	70	27	349

  1  This table excludes derivative transactions with securitization vehicles.  2   Includes credit card, car and student loan structures.  3   Includes collateralized debt obligations.

485

Financial information

Notes to the consolidated financial statements

Note 30 Interests in subsidiaries and other entities (continued)

The numbers outlined in the table on the previous page differ from the securitization positions presented in the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of this report, primarily due to: (i) exclusion from the table above of synthetic securitizations transacted with entities that are not SE and transactions in which the Group did not have an interest because it did not absorb any risk, (ii) a different measurement basis in certain cases (e.g., IFRS carrying value within the table above compared with net exposure amount at default for Basel III Pillar 3 disclosures) and (iii) different classification of vehicles viewed as sponsored by the Group versus sponsored by third parties.

è	Refer to Note 1a) items 3) and 12) for more information on when the Group is viewed as the sponsor of an SE and for the Group’s accounting policies regarding securitization vehicles established by UBS
è	Refer to the “Supplemental disclosures required under Basel III Pillar 3 regulations” section of this report for more information on securitization exposures

Interests in client vehicles

As of 31 December 2013, the Group retained interests in client vehicles sponsored by the Group and third parties that relate to financing and derivative activities and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

The Group holds interests in a number of investment funds, primarily resulting from seed investments or to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, the Group manages the assets of various pooled investment funds and receives fees which are based, in whole or part, on the net asset value of the fund and/or the performance of the fund. The specific fee structure is determined based on various market factors and considers the nature of the fund, the jurisdiction of incorporation as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align the Group’s exposure to investors, providing a variable return which is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and/or from the investors. Any amounts due are collected on a regular basis and are backed by the assets of the fund. The Group did not have any material exposure to loss from these interests as of 31 December 2013.

Sponsored unconsolidated structured entities in which UBS did not have an interest

For several sponsored SE, no interest was held by the Group as of 31 December 2013. However, during the reporting period the Group transferred assets, provided services and held instruments which did not qualify as an interest with these sponsored SE, and accordingly earned income or incurred expenses from these entities. The table below presents the income earned and expenses incurred directly from these entities during 2013 as well as asset information. The table does not include income earned and expenses incurred from risk management activities, including income and expenses from financial instruments that the Group may utilize to economically hedge instruments transacted with the unconsolidated SE.

Sponsored unconsolidated structured entities in which UBS did not have an interest at year end1

	As of or for the year ended
	31.12.13
CHF million, except where indicated	Securitization vehicles	Client vehicles	Investment funds		Total
Net interest income	1	(48)	(19)		(66)

Net fee and commission income			64		64

Net trading income	(271)	(368)	113		(525)

Total income	(270)	(416)	159		(527)

Asset information (CHF billion)	2 [2]	0 [3]	13	[4]

1   This table excludes net profit attributable to preferred noteholders of CHF 204 million.  2   Represents total assets transferred to the respective securitization vehicles. Of the total amount transferred, CHF 1 billion was transferred by UBS and CHF 1 billion was transferred by third parties.  3   Represents total assets transferred to the respective client vehicles. The entire amount relates to assets transferred by UBS.  4   Represents the total net asset value of the respective investment funds.

During 2013, the Group primarily earned fees and incurred net trading losses from sponsored SE in which UBS did not hold an interest. The majority of the fee income arose from investment funds that are sponsored and administrated by the Group and managed by third parties. As the Group does not provide any active management services,

UBS was not exposed to risk from the performance of these entities and therefore was deemed not to have an interest in them.

In certain structures, the fees receivable for administrative purposes may be collected directly from the investors and have therefore not been included in the table above.

Financial information

Note 30 Interests in subsidiaries and other entities (continued)

In addition, the Group incurred net trading losses from mark-to-market movements arising primarily from derivatives, such as interest rate swaps and credit derivatives in which the Group purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because the Group does not absorb variability from the performance of the entity. The net losses reported do not reflect economic hedges or other mitigating effects from the Group’s risk management activities.

During 2013, UBS and third parties transferred assets totaling CHF 3 billion into sponsored securitization and client vehicles created in 2013. For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds alongside market movements, resulting in a total closing net asset value of CHF 13 billion.

Note 31 Business combinations

Business combinations in 2013

In 2013, UBS completed the acquisition of all voting and ownership interests in Link Investimentos, a Brazilian financial services firm that was integrated into the Investment Bank. The acquisition cost was CHF 90 million of which CHF 55 million related to goodwill, CHF 21 million to intangible assets, primarily related to customer relationships, and CHF

14 million to other net assets. The acquisition costs included a cash payment of CHF 35 million and deferred consideration of CHF 55 million.

Business combinations in 2012

In 2012, no significant business combinations were completed.

Note 32 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring, temporary costs that are necessary to effect such programs and include items such as severance and other personnel related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented on the following page.

Prior to 2013, restructuring charges were limited to (i) items recognized in the restructuring provision, consisting of severance and other personnel related items and onerous lease contracts and (ii) associated asset impairments. The expanded definition of restructuring charges better reflects the total economic costs arising from UBS’s restructuring programs and thus provides better information regarding the effects of its investment in significant transformational activities expected to reduce operating costs upon completion. This change solely affects the presentation of charges and does not affect the timing of when such charges are recognized in our operating results. The effect of this expanded definition on all prior periods is not material and thus no amounts have been restated.

487

Financial information

Notes to the consolidated financial statements

Note 32 Changes in organization (continued)

Net restructuring charges by business division and Corporate Center

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Wealth Management	178	26	82

Wealth Management Americas	59	(1)	10

Retail & Corporate	54	3	32

Global Asset Management	43	20	26

Investment Bank	210	273	202

Corporate Center	229	51	29

of which: Core Functions	(6)	(8)	15

of which: Non-core and Legacy Portfolio	235	58	14

Total net restructuring charges	772	371	380

of which: personnel expenses	156	358	261

of which: general and administrative expenses	548	0	93

of which: depreciation and impairment of property and equipment	68	14	26

Net restructuring charges by personnel expense category

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Salaries	65	64	31

Variable compensation – performance awards	(15)	115	54

Variable compensation – other	88	247	122

Contractors	3	0	0

Social security	5	(10)	20

Pension and other post-employment benefit plans	8	(56)	30

Wealth Management Americas: Financial advisor compensation	0	0	(1)

Other personnel expenses	3	(1)	6

Total net restructuring charges: personnel expenses	156	358	261

Net restructuring charges by general and administrative expense category

	For the year ended
CHF million	31.12.13	31.12.12	31.12.11
Occupancy	35	(1)	(1)

Rent and maintenance of IT and other equipment	8	4	1

Administration	2	0	0

Travel and entertainment	4	0	0

Professional fees	76	1	1

Outsourcing of IT and other services	59	0	0

Other[1]	364	(5)	92

Total net restructuring charges: general and administrative expenses	548	0	93

  1  Mainly comprised of onerous real estate lease contracts.

Financial information

Note 33 Operating lease commitments

As of 31 December 2013, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions, as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options, nor do they impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows.

CHF million	31.12.13
Expenses for operating leases to be recognized in:

2014	737

2015	674

2016	583

2017	552

2018	469

2019 and thereafter	2,316

Subtotal commitments for minimum payments under operating leases	5,330

Less: Sublease rental income commitments	383

Net commitments for minimum payments under operating leases	4,947

CHF million	31.12.13	31.12.12	31.12.11
Gross operating lease expense recognized in the income statement	792	860	837

Sublease rental income	74	87	84

Net operating lease expense recognized in the income statement	718	773	754

Financial information

Notes to the consolidated financial statements

Note 34 Related parties

UBS defines related parties as associates (entities which are significantly influenced by UBS), post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and entities which are, directly or indirectly, controlled or jointly controlled by key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB).

a) Remuneration of key management personnel

The non-independent members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the non-independent members of the BoD and GEB members, including those who stepped down during 2013, is provided in the table below.

Remuneration of key management personnel

CHF million	31.12.13	31.12.12	31.12.11
Base salaries and other cash payments	19	20	21

Incentive awards – cash[1]	10	0	22

Annual incentive award under DCCP	19	21	0

Employer’s contributions to retirement benefit plans	2	1	1

Benefits in kind, fringe benefits (at market value)	2	1	1

Equity-based compensation[2]	38	34	33

Total	88	76	79

  1   Includes immediate and deferred cash.  2   Expenses for shares granted is measured at grant date and allocated over the vesting period, generally for 5 years. In 2013 and 2012, equity-based compensation was entirely comprised of EOP awards. In 2011, equity-based compensation included PEP and SEEOP awards, as well as blocked shares due to applicable UK FSA regulations.

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 7.6 million in 2013, CHF 7.6 million in 2012 and CHF 7.0 million in 2011.

b) Equity holdings of key management personnel

	31.12.13	31.12.12
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members[1]	2,865,603	3,137,426

Number of shares held by members of the BoD, GEB and parties closely linked to them[2]	3,951,869	4,557,522

  1   Refer to “Note 29 Equity participation and other compensation plans” for more information.  2   Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, 5,597 shares were held by close family members of key management personnel on 31 December 2013 and 31 December 2012, respectively. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December

2013 and 31 December 2012. Refer to “Note 29 Equity participation and other compensation plans” for more information. As of 31 December 2013, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS AG’s shares.

Financial information

Note 34 Related parties (continued)

c) Loans, advances and mortgages to key management personnel

Non-independent members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, which are based on terms and conditions granted to third parties but are adjusted for differing credit risk. Independent BoD members are granted loans and mortgages under general market conditions.

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel1

CHF million	2013	2012
Balance at the beginning of the year	19	19

Additions	2	5

Reductions	(1)	(5)

Balance at the end of the year	20	19

  1  All loans are secured loans, except for CHF 311,308 in 2012.

491

Financial information

Notes to the consolidated financial statements

Note 34 Related parties (continued)

d) Other related party transactions with entities controlled by key management personnel

During 2013 and 2012, UBS entered into transactions at arm’s length with entities which are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members. In 2013, these entities included H21 Macro Fund Ltd (Cayman

Islands), DKSH Holding Ltd. (Switzerland) and Immo Heudorf AG (Switzerland). In 2012, these entities included H21 Macro Fund Ltd (Cayman Islands) and Immo Heudorf AG (Switzerland).

Other related party transactions

CHF million	2013		2012
Balance at the beginning of the year	11		11

Additions	0		1

Reductions	1		0

Balance at the end of the year	10	[1]	11	[1]

  1  Comprised of loans.

Other transactions with these related parties include:

CHF million	2013	2012
Goods sold and services provided to UBS	0	0

Fees received for services provided by UBS	2	0

e) Transactions with associates and joint ventures

All transactions with associates and joint ventures are conducted at arm’s length.

Loans and outstanding receivables to associates and joint ventures

CHF million	2013	2012
Balance at the beginning of the year	450	231

Additions	2	251

Reductions	(163)	(32)

Foreign currency translation	0	1

Balance at the end of the year	288	450

of which: unsecured loans	271	276

of which: allowances for credit losses	1	1

Other transactions with associates and joint ventures transacted at arm’s length.

	As of or for the year ended
CHF million	31.12.13	31.12.12
Payments to associates and joint ventures for goods and services received	163	131

Fees received for services provided to associates and joint ventures	2	0

Commitments and contingent liabilities to associates and joint ventures	2	8

Refer to “Note 30 Interests in subsidiaries and other entities” for an overview of investments in associates and joint ventures.

f) Additional information

UBS may also engage in trading and risk management activities (e.g., swaps, options and forwards) with related parties. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market-maker in equity and debt instruments and at times may hold positions in instruments of related parties. These transactions are generally entered into at arm’s length terms.

Financial information

Note 35 Invested assets and net new money

Invested assets

Invested assets include all client assets managed by or deposited with UBS for investment purposes. Invested assets include managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as the Group only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g., art collections) and deposits from third-party banks for funding or trading purposes.

Discretionary assets are defined as client assets that UBS decides how to invest. Other invested assets are those where the client ultimately decides how the assets are invested. When a single product is created in one business division and sold in another, it is counted in both the business division that manages the investment and the one that distributes it. This results in double counting within UBS total invested assets, as both business divisions are providing a service independently to their respective clients, and both add value and generate revenue.

Net new money

Net new money in a reporting period is the amount of invested assets that are entrusted to UBS by new and existing clients, less those withdrawn by existing clients and clients who terminated their relationship with UBS.

Net new money is calculated using the direct method, under which inflows and outflows to/from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets are not counted as net new money inflows. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows. However, where such change in service level directly results from a new, externally imposed regulation, the one-time net effect of the implementation is reported as an asset reclassification without net new money impact.

The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this produces net new money even though client assets were already with UBS. Net new money resulting from such transfers between business divisions was zero in 2013 and 2012.

	For the year ended
CHF billion	31.12.13	31.12.12
Fund assets managed by UBS	244	270

Discretionary assets	714	635

Other invested assets	1,432	1,325

Total invested assets (double counts included)	2,390	2,230

of which: double count	156	172

of which: acquisitions (divestments)	(6.6)	(13.8)

Net new money (double counts included)	32.3	32.9

Financial information

Notes to the consolidated financial statements

Note 36 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate		Average rate[1]
	As of		Year ended
	31.12.13	31.12.12	31.12.13	31.12.12	31.12.11
1 USD	0.89	0.92	0.92	0.93	0.88

1 EUR	1.23	1.21	1.23	1.20	1.23

1 GBP	1.48	1.49	1.45	1.49	1.45

100 JPY	0.85	1.05	0.95	1.12	1.11

  1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a year represent an average of twelve month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Note 37 Events after the reporting period

There have been no material events after the reporting period which would require disclosure in or adjustment to the 31 December 2013 Financial Statements.

Financial information

Note 38 Swiss GAAP requirements

The consolidated Financial Statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires banks which present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). Included in this note are the significant differences in regard to recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of the FINMA governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance. The differences outlined in points two through nine also apply to the Parent Bank statutory accounts. Refer to Parent Bank financial statements “Note 2 Accounting policies, c) Accounting policies to be adopted in the future” for an outlook on the expected Swiss GAAP revision.

1. Consolidation

Under IFRS, all entities which are controlled by the Group are consolidated.

Under Swiss GAAP, only entities that are active in the field of banking and finance and real estate entities are subject to consolidation. Entities which are held temporarily are generally recorded as financial investments.

2. Financial investments available-for-sale

Under IFRS, financial investments available-for-sale are carried at fair value. Changes in fair value are recorded directly in equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in equity is included in net profit or loss for the period. On disposal of a financial investment available-for-sale, the cumulative unrecognized gain or loss previously recognized in equity is recognized in the income statement.

Under Swiss GAAP, classification and measurement of financial investments available-for-sale depends on the nature of the investment. Equity instruments with no permanent holding intent and debt instruments are classified as Financial investments and measured at lower of (amortized) cost or market. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Investments in subsidiaries and other participations and measured at cost less impairment. Impairment losses are recorded in the income statement as Impairment of investments in subsidiaries and other participations. Reversal of impairments up to the original cost amount as well as realized gains or losses upon disposal of the investment are recorded as Extraordinary income / Extraordinary expenses in the income statement.

3. Cash flow hedges

The Group designates derivative instruments in cash flow hedge accounting relationships. Under IFRS, when hedge accounting is applied, the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When the hedged cash flows materialize, the accumulated unrecognized gain or loss is reclassified to income.

Under Swiss GAAP, the effective portion of the fair value change of the derivative instrument used to hedge cash flow exposures is deferred on the balance sheet as Other assets or Other liabilities. The deferred amounts are released to income when the hedged cash flows materialize.

4. Fair value option

Under IFRS, the Group applies the fair value option to certain financial assets and financial liabilities not held for trading. Instruments for which the fair value option is applied are accounted for at fair value with changes in fair value reflected in Net trading income. The fair value option is applied primarily to structured debt instruments, certain non-structured debt instruments, structured reverse repurchase and repurchase agreements and securities borrowing agreements, certain structured and non-structured loans as well as loan commitments

Under Swiss GAAP, the fair value option can only be applied to structured products issued that consist of a debt host contract and an embedded derivative(s) that requires bifurcation. Changes in fair value attributable to changes in own credit are not recognized in the income statement.

5. Goodwill and intangible assets

Under IFRS, goodwill acquired in a business combination is not amortized but tested annually for impairment. Intangible assets acquired in a business combination with an indefinite useful life are also not amortized but tested annually for impairment.

Under Swiss GAAP, goodwill and intangible assets with indefinite useful lives are amortized over a period not exceeding five years, unless a longer useful life, which may not exceed twenty years, can be justified.

Financial information

Notes to the consolidated financial statements

Note 38 Swiss GAAP requirements (continued)

6. Pension funds

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension funds, with the election made on a plan by plan basis.

UBS applies IFRS (IAS 19) for its non-Swiss defined benefit plans and Swiss accounting standards (Swiss GAAP FER 16, “FER 16”) for the Swiss pension plan in the Parent Bank. The requirements of FER 16 are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. The financial statements of the Swiss pension plan are prepared in accordance with Swiss GAAP FER 26 (“FER 26”). Key differences between FER 16/26 and IAS 19 relate to the treatment of future salary increases, which are not considered under FER 16/26, and the determination of the discount rate.

For defined benefit plans, IFRS requires the full defined benefit obligation net of the plan assets to be recorded on the balance sheet, with changes resulting from remeasurements recognized directly in equity. For plans for which IFRS is elected, Swiss GAAP requires that changes due to remeasurements are recognized in the income statement.

Swiss accounting standards require that employer contributions to the pension fund are recognized as personnel expenses in the income statement. Further, FER 16 requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit or obligation for the employer arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or the employer is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

7. Netting of replacement values

Under IFRS, replacement values are reported on a gross basis unless certain restrictive requirements are met. Under Swiss GAAP, replacement values and the related cash collateral are reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable.

8. Restructuring provisions

Under Swiss GAAP, a provision for restructuring costs is recognized when a detailed formal plan is approved by the governing body responsible for the overall direction, supervision and control of the entity. For IFRS, in addition to a detailed formal plan for the restructuring, a provision for restructuring costs is recognized only when the entity also has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. Therefore, the recognition of a provision for restructuring may occur earlier under Swiss GAAP than under IFRS.

Furthermore under Swiss GAAP, the restructuring provision includes all costs that are directly related to the restructuring measures and that are not associated with the ongoing ordinary activities of the entity, whereas under IFRS, costs associated with the ongoing activities of the entity must not be included in the provision. Swiss GAAP results in a wider scope of charges being eligible for inclusion in the restructuring provision than IFRS.

9. Discontinued operations

Under certain conditions, IFRS requires that non-current assets or disposal groups be classified as held for sale. Disposal groups that meet the criteria of discontinued operations are presented in the income statement in a single line as Net income from discontinued operations.

Under Swiss GAAP, the concept of discontinued operations does not exist, therefore no such reclassification takes place.

10. Extraordinary income and expense

Certain items of non-recurring and non-operating income and expense are classified as extraordinary items under Swiss GAAP. This distinction is not available under IFRS.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc. (PaineWebber), UBS AG entered into a full and unconditional guarantee of the senior notes, the subordinated notes and the trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon acquisition, PaineWebber was merged into UBS Americas Inc., a wholly-owned subsidiary of UBS AG.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt

Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc. UBS AG’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS AG and all other liabilities of UBS AG.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements of UBS of which this information is a part.

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2013	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	11,308	1,984	1,204	(1,359)	13,137

Interest expense	(7,086)	(695)	(930)	1,359	(7,351)

Net interest income	4,221	1,290	275	0	5,786

Credit loss (expense)/recovery	(14)	(33)	(3)	0	(50)

Net interest income after credit loss expense	4,207	1,257	271	0	5,736

Net fee and commission income	6,426	6,781	3,079	0	16,287

Net trading income	4,592	379	159	0	5,130

Income from subsidiaries	283	0	0	(283)	0

Other income	1,073	416	(909)	0	580

Total operating income	16,582	8,833	2,600	(283)	27,732

Operating expenses

Personnel expenses	8,099	5,584	1,499	0	15,182

General and administrative expenses	3,959	3,364	1,058	0	8,380

Depreciation and impairment of property and equipment	575	133	107	0	816

Amortization and impairment of intangible assets	6	60	17	0	83

Total operating expenses	12,639	9,141	2,681	0	24,461

Operating profit/(loss) before tax	3,943	(307)	(81)	(283)	3,272

Tax expense/(benefit)	567	(937)	261	0	(110)

Net profit/(loss)	3,376	630	(342)	(283)	3,381

Net profit/(loss) attributable to preferred noteholders	204	0	0	0	204

Net profit/(loss) attributable to non-controlling interests	0	0	5	0	5

Net profit/(loss) attributable to UBS shareholders	3,172	630	(347)	(283)	3,172

  1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. UBS AG (Parent Bank) net profit for 2013 in accordance with Swiss GAAP was CHF 2,753 million. Refer to the UBS AG (Parent Bank) financial statements for more information. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

497

Financial information

Notes to the consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet

CHF million As of 31 December 2013	UBS AG (Parent Bank)[1]		UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Assets

Cash and balances with central banks	69,808		8,893	2,178	0	80,879

Due from banks	27,677		7,009	53,826	(71,342)	17,170

Cash collateral on securities borrowed	28,304		33,385	2,097	(36,290)	27,496

Reverse repurchase agreements	77,647		28,757	47,122	(61,963)	91,563

Trading portfolio assets	92,757		7,848	27,194	(4,951)	122,848

of which: assets pledged as collateral which may be sold or repledged by counterparties	44,602		1,862	1,853	(5,869)	42,449

Positive replacement values	242,582		8,219	59,282	(64,248)	245,835

Cash collateral receivables on derivative instruments	23,834		5,920	19,977	(21,724)	28,007

Financial assets designated at fair value	6,519		1,880	3,257	(4,292)	7,364

Loans	274,616		36,807	15,231	(39,695)	286,959

Financial investments available-for-sale	50,014		4,169	5,343	0	59,525

Investments in subsidiaries and associates	67,175	[2]	1	1	(66,335)[2]	842

Property and equipment	5,149		603	254	0	6,006

Goodwill and intangible assets	326		4,906	1,061	0	6,293

Deferred tax assets	4,946		3,658	241	0	8,845

Other assets	13,506		7,572	2,047	(2,896)	20,228

Total assets	984,858		159,628	239,112	(373,737)	1,009,860

Liabilities

Due to banks	39,988		39,449	4,768	(71,342)	12,862

Cash collateral on securities lent	23,823		19,261	2,696	(36,290)	9,491

Repurchase agreements	10,039		19,333	46,402	(61,963)	13,811

Trading portfolio liabilities	22,142		3,603	5,480	(4,617)	26,609

Negative replacement values	235,870		8,318	60,013	(64,248)	239,953

Cash collateral payables on derivative instruments	36,846		8,141	25,874	(21,724)	49,138

Financial liabilities designated at fair value	67,912		440	6,084	(4,536)	69,901

Due to customers	346,246		41,029	43,245	(39,695)	390,825

Debt issued	78,470		341	2,866	(91)	81,586

Provisions	1,625		938	408	0	2,971

Other liabilities	28,781		16,244	20,648	(2,896)	62,777

Total liabilities	891,742		157,098	218,486	(307,402)	959,925

Equity attributable to UBS shareholders	91,222		2,530	20,585	(66,335)	48,002

Equity attributable to preferred noteholders	1,893		0	0	0	1,893

Equity attributable to non-controlling interests	0		0	41	0	41

Total equity	93,116	[2]	2,530	20,626	(66,335)[2]	49,936

Total liabilities and equity	984,858		159,628	239,112	(373,737)	1,009,860

  1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. UBS AG (Parent Bank) total assets and total equity as of 31 December 2013 in accordance with Swiss GAAP were CHF 715,917 million and CHF 35,437 million, respectively. Refer to the UBS AG (Parent Bank) financial statements for more information. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Investments in subsidiaries which are presented gross in this table are eliminated against equity upon consolidation.

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2013	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	55,469	(8,159)	7,015	54,325

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(49)	0	0	(49)

Disposal of subsidiaries, associates and intangible assets[2]	136	0	0	136

Purchase of property and equipment	(1,032)	(160)	(44)	(1,236)

Disposal of property and equipment	545	5	91	639

Net (investment in)/divestment of financial investments available-for-sale	751	6,076	(861)	5,966

Net cash flow from/(used in) investing activities	351	5,922	(815)	5,457

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(1,400)	0	(2,890)	(4,290)

Net movements in treasury shares and own equity derivative activity	(341)	0	0	(341)

Increase in share capital	1	0	0	1

Dividends paid on UBS shares	(564)	0	0	(564)

Issuance of long-term debt, including financial liabilities designated at fair value	27,442	59	513	28,014

Repayment of long-term debt, including financial liabilities designated at fair value	(65,112)	(486)	(3,356)	(68,954)

Dividends paid and repayments of preferred notes	(1,415)	0	0	(1,415)

Net changes of non-controlling interests	0	0	(6)	(6)

Net activity in investments in subsidiaries	12	23	(35)	0

Net cash flow from/(used in) financing activities	(41,377)	(405)	(5,774)	(47,555)

Effects of exchange rate differences on cash and cash equivalents	(2,330)	(207)	(165)	(2,702)

Net increase/(decrease) in cash and cash equivalents	12,112	(2,850)	261	9,524

Cash and cash equivalents at the beginning of the year	71,858	14,275	12,975	99,108

Cash and cash equivalents at the end of the year	83,970	11,425	13,237	108,632

Cash and cash equivalents comprise:

Cash and balances with central banks	69,808	8,893	2,178	80,879

Money market paper[3]	4,224	28	35	4,288

Due from banks[4]	9,938	2,503	11,024	23,465

Total	83,970	11,425	13,237	108,632 [5]

1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Includes dividends received from associates.  3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  4  Includes positions recognized on the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.  5  CHF 8,333 million of cash and cash equivalents were restricted.

499

Financial information

Notes to the consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	13,376	2,774	1,882	(2,065)	15,968

Interest expense	(9,395)	(1,153)	(1,507)	2,065	(9,990)

Net interest income	3,982	1,622	375	0	5,978

Credit loss (expense)/recovery	(7)	(112)	1	0	(118)

Net interest income after credit loss expense	3,974	1,510	375	0	5,860

Net fee and commission income	5,933	6,333	3,130	0	15,396

Net trading income	3,119	250	157	0	3,526

Income from subsidiaries	(3,981)	0	0	3,981	0

Other income	1,545	783	(1,687)	0	641

Total operating income	10,590	8,876	1,976	3,981	25,423

Operating expenses

Personnel expenses	7,682	5,369	1,686	0	14,737

General and administrative expenses	4,643	2,618	1,393	0	8,653

Depreciation and impairment of property and equipment	501	104	84	0	689

Impairment of goodwill	14	2,860	156	0	3,030

Amortization and impairment of intangible assets	3	84	20	0	106

Total operating expenses	12,843	11,034	3,339	0	27,216

Operating profit/(loss) before tax	(2,254)	(2,158)	(1,363)	3,981	(1,794)

Tax expense/(benefit)	6	165	290	0	461

Net profit/(loss)	(2,260)	(2,323)	(1,653)	3,981	(2,255)

Net profit/(loss) attributable to preferred noteholders	220	0	0	0	220

Net profit/(loss) attributable to non-controlling interests	0	0	5	0	5

Net profit/(loss) attributable to UBS shareholders	(2,480)	(2,323)	(1,658)	3,981	(2,480)

1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

500

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet

CHF million As of 31 December 2012	UBS AG (Parent Bank)[1]		UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Assets

Cash and balances with central banks	54,192		11,395	796	0	66,383

Due from banks	29,107		7,845	68,734	(84,464)	21,220

Cash collateral on securities borrowed	35,749		35,172	3,126	(36,675)	37,372

Reverse repurchase agreements	105,197		60,659	59,962	(94,877)	130,941

Trading portfolio assets	117,337		21,772	29,026	(7,572)	160,564

of which: assets pledged as collateral which may be sold or repledged by counterparties	47,226		5,467	2,466	(10,460)	44,698

Positive replacement values	416,098		5,695	128,949	(131,785)	418,957

Cash collateral receivables on derivative instruments	32,740		4,045	28,331	(34,703)	30,413

Financial assets designated at fair value	7,007		3,037	4,490	(5,428)	9,106

Loans	279,038		38,663	10,252	(48,053)	279,901

Financial investments available-for-sale	51,041		10,484	4,706	0	66,230

Investments in subsidiaries and associates	64,807	[2]	4	1	(63,953)[2]	858

Property and equipment	5,034		593	376	0	6,004

Goodwill and intangible assets	323		5,116	1,023	0	6,461

Deferred tax assets	5,132		2,643	368	0	8,143

Other assets	10,924		7,712	1,730	(3,122)	17,244

Total assets	1,213,726		214,835	341,869	(510,633)	1,259,797

Liabilities

Due to banks	54,795		46,014	6,680	(84,464)	23,024

Cash collateral on securities lent	19,704		22,105	4,069	(36,675)	9,203

Repurchase agreements	24,540		51,057	57,837	(94,877)	38,557

Trading portfolio liabilities	24,996		8,892	6,980	(6,620)	34,247

Negative replacement values	391,863		5,856	129,325	(131,785)	395,260

Cash collateral payables on derivative instruments	58,650		10,907	36,294	(34,703)	71,148

Financial liabilities designated at fair value	88,775		988	8,132	(5,994)	91,901

Due to customers	330,271		45,107	46,133	(48,053)	373,459

Debt issued	98,906		353	5,966	(388)	104,837

Provisions	1,166		1,023	347	0	2,536

Other liabilities	29,256		20,497	19,890	(3,122)	66,523

Total liabilities	1,122,924		212,801	321,653	(446,682)	1,210,697

Equity attributable to UBS shareholders	87,693		2,034	20,174	(63,951)	45,949

Equity attributable to preferred noteholders	3,109		0	0	0	3,109

Equity attributable to non-controlling interests	0		0	42	0	42

Total equity	90,802	[2]	2,034	20,216	(63,951)[2]	49,100

Total liabilities and equity	1,213,726		214,835	341,869	(510,633)	1,259,797

1   UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Investments in subsidiaries which are presented gross in this table are eliminated against equity upon consolidation.

501

Financial information

Notes to the consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2012	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	49,291	10,795	7,075	67,160

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(11)	0	0	(11)

Disposal of subsidiaries, associates and intangible assets[2]	41	0	0	41

Purchase of property and equipment	(878)	(189)	(50)	(1,118)

Disposal of property and equipment	194	5	3	202

Net (investment in)/divestment of financial investments available-for-sale	(12,429)	(780)	(785)	(13,994)

Net cash flow from/(used in) investing activities	(13,082)	(965)	(832)	(14,879)

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	(26,177)	0	(11,790)	(37,967)

Net movements in treasury shares and own equity derivative activity	(1,159)	0	0	(1,159)

Dividends paid on UBS shares	(379)	0	0	(379)

Issuance of long-term debt, including financial liabilities designated at fair value	49,885	575	5,430	55,890

Repayment of long-term debt, including financial liabilities designated at fair value	(49,981)	(23)	(4,254)	(54,259)

Dividends paid and repayments of preferred notes	(221)	0	0	(221)

Net changes of non-controlling interests	0	0	(16)	(16)

Net activity in investments in subsidiaries	(2,600)	(99)	2,698	0

Net cash flow from/(used in) financing activities	(30,631)	452	(7,932)	(38,110)

Effects of exchange rate differences on cash and cash equivalents	(200)	(352)	(121)	(673)

Net increase/(decrease) in cash and cash equivalents	5,377	9,930	(1,808)	13,500

Cash and cash equivalents at the beginning of the year	66,481	4,336	14,793	85,609

Cash and cash equivalents at the end of the year	71,858	14,266	12,985	99,108

Cash and cash equivalents comprise:

Cash and balances with central banks	54,192	11,395	796	66,383

Money market paper[3]	4,279	47	56	4,381

Due from banks[4]	13,387	2,824	12,133	28,344

Total	71,858	14,266	12,985	99,108 [5]

1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Includes dividends received from associates.  3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.  5  CHF 10,109 million of cash and cash equivalents were restricted.

502

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement

CHF million For the year ended 31 December 2011	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	Consolidating entries	UBS Group
Operating income

Interest income	15,311	2,910	2,952	(3,203)	17,969

Interest expense	(10,854)	(1,102)	(2,391)	3,203	(11,143)

Net interest income	4,457	1,808	561	0	6,826

Credit loss (expense)/recovery	(96)	18	(6)	0	(84)

Net interest income after credit loss expense	4,361	1,826	555	0	6,742

Net fee and commission income	6,351	5,757	3,128	0	15,236

Net trading income	4,155	(81)	269	0	4,343

Income from subsidiaries	677	0	0	(677)	0

Other income	1,427	728	(689)	0	1,467

Total operating income	16,972	8,230	3,263	(677)	27,788

Operating expenses

Personnel expenses	8,772	5,199	1,663	0	15,634

General and administrative expenses	2,577	2,283	1,099	0	5,959

Depreciation and impairment of property and equipment	564	117	81	0	761

Amortization and impairment of intangible assets	26	80	21	0	127

Total operating expenses	11,940	7,679	2,864	0	22,482

Operating profit/(loss) before tax	5,032	551	399	(677)	5,307

Tax expense/(benefit)	895	61	(55)	0	901

Net profit/(loss)	4,138	490	454	(677)	4,406

Net profit/(loss) attributable to non-controlling interests	0	2	266	0	268

Net profit/(loss) attributable to UBS shareholders	4,138	488	189	(677)	4,138

1  UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.

503

Financial information

Notes to the consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows

CHF million For the year ended 31 December 2011	UBS AG (Parent Bank)[1]	UBS Americas Inc.	Other subsidiaries	UBS Group
Net cash flow from/(used in) operating activities	(12,251)	(933)	(1,057)	(14,241)

Cash flow from/(used in) investing activities

Purchase of subsidiaries, associates and intangible assets	(58)	0	0	(58)

Disposal of subsidiaries, associates and intangible assets[2]	50	0	0	50

Purchase of property and equipment	(917)	(114)	(98)	(1,129)

Disposal of property and equipment	137	91	5	233

Net (investment in)/divestment of financial investments available-for-sale	19,125	1,165	(9)	20,281

Net cash flow from/(used in) investing activities	18,336	1,142	(101)	19,377

Cash flow from/(used in) financing activities

Net short-term debt issued/(repaid)	5,459	0	9,879	15,338

Net movements in treasury shares and own equity derivative activity	(1,885)	0	0	(1,885)

Issuance of long-term debt, including financial liabilities designated at fair value	48,844	197	3,549	52,590

Repayment of long-term debt, including financial liabilities designated at fair value	(55,668)	(8)	(6,950)	(62,626)

Net changes of non-controlling interests	0	0	(748)	(748)

Net activity in investments in subsidiaries	640	(366)	(274)	0

Net cash flow from/(used in) financing activities	(2,610)	(177)	5,457	2,670

Effects of exchange rate differences on cash and cash equivalents	(2,587)	299	159	(2,129)

Net increase/(decrease) in cash and cash equivalents	889	333	4,457	5,678

Cash and cash equivalents at the beginning of the year	65,592	4,003	10,339	79,934

Cash and cash equivalents at the end of the year	66,481	4,336	14,796	85,612

Cash and cash equivalents comprise:

Cash and balances with central banks	38,094	1,977	568	40,638

Money market paper[3]	3,804	29	67	3,900

Due from banks[4]	24,582	2,330	14,162	41,074

Total	66,481	4,336	14,796	85,612

1    UBS AG (Parent Bank) prepares its audited financial statements in accordance with Swiss GAAP. Amounts presented in this column serve as a basis for preparing Group Financial Statements under IFRS.  2  Includes dividends received from associates.  3  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.  4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

504

Financial information

Note 39 Supplemental guarantor information required under SEC regulations (continued)

Guarantee of other securities

The table below provides information on outstanding trust preferred securities which are registered under the US Securities Act and issued by US-domiciled entities that are 100% legally owned by UBS AG. These entities are not consolidated as UBS does not absorb any variability from the performance of these entities.

However, UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit and all other liabilities of UBS. As of 31 December 2013, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated was approximately CHF 948 billion.

Guarantee of other securities

USD billion, unless otherwise indicated			As of 31.12.13
Issuing Entity	Type of security	Date issued	Interest (%)	Amount outstanding
UBS Preferred Funding Trust IV	Non-cumulative trust preferred securities	May 2003	one-month USD LIBOR + 0.7	0.3

UBS Preferred Funding Trust V	Non-cumulative trust preferred securities	May 2006	6.243	1.0

Guarantee to UBS Ltd.

UBS AG has issued a guarantee for the benefit of each counter-party of UBS Limited. Under this guarantee, UBS AG irrevocably and unconditionally guarantees each and every obligation that UBS Limited entered into. UBS AG promises to pay to that counterparty on demand any unpaid balance of such liabilities under the terms of the guarantee.

505

Financial information

Notes to the consolidated financial statements

Note 39 Supplemental guarantor information required under SEC regulations (continued)

162

1.3	Consolidated interim financial statements of UBS as of 30 June 2014

The following pages contain an extract from UBS’s Second Quarter 2014 Report (pages 101 – 154). The disclosure provided in UBS’s Second Quarter 2014 Report reflects the situation of the Group and the level of information available to the Group at the time it was established, and no assurance can be given that it includes up-to-date information. More information on the Group, including on risks and investment considerations, can be found in UBS’ public disclosure generally available to investors, as provided and updated from time to time (including, e.g., annual reports, quarterly reports, ad-hoc disclosures, and other disclosures such as the EU Prospectus and other prospectuses whatsoever).

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Interest income	3	3,337	3,191	3,541	5	(6)	6,528	7,025
Interest expense	3	(2,095)	(1,620)	(2,333)	29	(10)	(3,714)	(4,336)
Net interest income	3	1,242	1,572	1,208	(21)	3	2,814	2,689
Credit loss (expense)/recovery		(14)	28	(3)		367	14	(18)
Net interest income after credit loss expense		1,229	1,600	1,205	(23)	2	2,829	2,671
Net fee and commission income	4	4,296	4,112	4,236	4	1	8,408	8,360
Net trading income	3	1,347	1,357	1,760	(1)	(23)	2,704	3,982
Other income	5	276	189	188	46	47	465	152
Total operating income		7,147	7,258	7,389	(2)	(3)	14,405	15,164
Personnel expenses	6	3,842	3,967	3,855	(3)	0	7,809	7,955
General and administrative expenses	7	1,871	1,679	2,299	11	(19)	3,550	4,298
Depreciation and impairment of property and equipment		197	199	196	(1)	1	396	404
Amortization and impairment of intangible assets		19	20	20	(5)	(5)	39	40
Total operating expenses		5,929	5,865	6,369	1	(7)	11,794	12,697
Operating profit/(loss) before tax		1,218	1,393	1,020	(13)	19	2,611	2,467
Tax expense/(benefit)	8	314	339	125	(7)	151	652	583
Net profit/(loss)		904	1,054	895	(14)	1	1,958	1,884
Net profit/(loss) attributable to preferred noteholders		111	0	204		(46)	111	204
Net profit/(loss) attributable to non-controlling interests		1	0	1		0	2	2
Net profit/(loss) attributable to UBS shareholders		792	1,054	690	(25)	15	1,846	1,678

Earnings per share (CHF)
Basic	9	0.21	0.28	0.18	(25)	17	0.49	0.45
Diluted	9	0.21	0.27	0.18	(22)	17	0.48	0.44

101

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13

Comprehensive income attributable to UBS shareholders
Net profit/(loss)	792	1,054	690	1,846	1,678

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	88	(176)	(167)	(88)	391
Foreign exchange amounts reclassified to the income statement from equity	(1)	0	(35)	(1)	(61)
Income tax relating to foreign currency translation movements	(1)	2	0	1	(3)
Subtotal foreign currency translation, net of tax	87	(174)	(201)	(87)	327
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	101	88	(102)	189	(82)
Impairment charges reclassified to the income statement from equity	6	0	9	6	27
Realized gains reclassified to the income statement from equity	(86)	(43)	(69)	(129)	(133)
Realized losses reclassified to the income statement from equity	3	3	1	7	14
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(8)	(18)	32	(25)	48
Subtotal financial investments available-for-sale, net of tax	16	31	(129)	47	(126)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	639	538	(756)	1,177	(777)
Net (gains)/losses reclassified to the income statement from equity	(304)	(268)	(345)	(572)	(665)
Income tax relating to cash flow hedges	(73)	(60)	228	(132)	299
Subtotal cash flow hedges, net of tax	262	210	(873)	472	(1,143)
Total other comprehensive income that may be reclassified to the income statement, net of tax	364	67	(1,204)	432	(942)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	48	454	596	502	971
Income tax relating to defined benefit plans	(22)	(110)	(76)	(132)	(198)
Subtotal defined benefit plans, net of tax	26	344	520	370	773
Total other comprehensive income that will not be reclassified to the income statement, net of tax	26	344	520	370	773

Total other comprehensive income	390	411	(684)	801	(170)
Total comprehensive income attributable to UBS shareholders	1,183	1,465	6	2,648	1,509

102

Financial information

Statement of comprehensive income (continued)

	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	111	0	204	111	204
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	1	(16)	369	(15)	425
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	1	(16)	369	(15)	425
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1	(16)	369	(15)	425
Total comprehensive income attributable to preferred noteholders	112	(16)	572	96	629

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	1	0	1	2	2
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	2	(1)	(2)	1	(2)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	2	(1)	(2)	1	(2)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	2	(1)	(2)	1	(2)
Total comprehensive income attributable to non-controlling interests	3	(1)	(1)	3	1

Total comprehensive income
Net profit/(loss)	904	1,054	895	1,958	1,884
Other comprehensive income	393	394	(317)	788	254
of which: other comprehensive income that may be reclassified to the income statement	364	67	(1,204)	432	(942)
of which: other comprehensive income that will not be reclassified to the income statement	29	327	887	356	1,196
Total comprehensive income	1,298	1,448	578	2,746	2,138

103

Interim consolidated financial statements (unaudited)

Balance sheet

					% change from
CHF million	Note	30.6.14	31.3.14	31.12.13	31.3.14	31.12.13

Assets
Cash and balances with central banks		77,615	87,548	80,879	(11)	(4)
Due from banks		27,721	19,711	17,170	41	61
Cash collateral on securities borrowed	12	30,695	30,096	27,496	2	12
Reverse repurchase agreements	12	76,571	80,605	91,563	(5)	(16)
Trading portfolio assets	10	132,490	125,668	122,848	5	8
of which: assets pledged as collateral which may be sold or repledged by counterparties		49,359	46,889	42,449	5	16
Positive replacement values	10, 11, 12	204,698	215,307	254,084	(5)	(19)
Cash collateral receivables on derivative instruments	12	27,411	25,757	28,271	6	(3)
Financial assets designated at fair value	10, 12	5,495	5,862	7,364	(6)	(25)
Loans		300,571	294,805	286,959	2	5
Financial investments available-for-sale	10	52,189	53,184	59,525	(2)	(12)
Investments in associates		848	846	842	0	1
Property and equipment		6,338	6,094	6,006	4	6
Goodwill and intangible assets		6,229	6,211	6,293	0	(1)
Deferred tax assets		8,083	8,370	8,845	(3)	(9)
Other assets	13	25,650	22,468	20,228	14	27
Total assets		982,605	982,530	1,018,374	0	(4)

104

Financial information

Balance sheet (continued)

					% change from
CHF million	Note	30.6.14	31.3.14	31.12.13	31.3.14	31.12.13

Liabilities
Due to banks		13,260	14,077	12,862	(6)	3
Cash collateral on securities lent	12	12,298	13,351	9,491	(8)	30
Repurchase agreements	12	18,718	17,728	13,811	6	36
Trading portfolio liabilities	10	29,904	29,459	26,609	2	12
Negative replacement values	10, 11, 12	203,368	210,056	248,079	(3)	(18)
Cash collateral payables on derivative instruments	12	43,746	46,679	49,526	(6)	(12)
Financial liabilities designated at fair value	10, 12	68,877	68,748	69,901	0	(1)
Due to customers		388,500	388,839	390,825	0	(1)
Debt issued		80,984	76,779	81,586	5	(1)
Provisions	14	3,334	3,200	2,971	4	12
Other liabilities	13	68,166	62,677	62,777	9	9
Total liabilities		931,155	931,593	968,438	0	(4)

Equity
Share capital		384	384	384	0	0
Share premium		33,216	33,919	33,952	(2)	(2)
Treasury shares		(1,448)	(1,464)	(1,031)	(1)	40
Equity classified as obligation to purchase own shares		(11)	(23)	(46)	(52)	(76)
Retained earnings		26,322	25,529	24,475	3	8
Cumulative net income recognized directly in equity, net of tax		(8,932)	(9,322)	(9,733)	(4)	(8)
Equity attributable to UBS shareholders		49,532	49,023	48,002	1	3
Equity attributable to preferred noteholders		1,879	1,877	1,893	0	(1)
Equity attributable to non-controlling interests		39	36	41	8	(5)
Total equity		51,450	50,937	49,936	1	3
Total liabilities and equity		982,605	982,530	1,018,374	0	(4)

105

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings	Cumulative net income recognized directly in equity, net of tax
Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297	(8,522)
Issuance of share capital	0
Acquisition of treasury shares			(723)
Disposition of treasury shares			824
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		182
Premium on shares issued and warrants exercised		24
Employee share and share option plans		(98)
Tax (expense)/benefit recognized in share premium		1
Dividends		(564)[1]
Equity classified as obligation to purchase own shares – movements				(21)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					1,678	(170)
Balance as of 30 June 2013	384	33,433	(970)	(57)	22,975	(8,692)
Balance as of 1 January 2014	384	33,952	(1,031)	(46)	24,475	(9,733)
Issuance of share capital	0
Acquisition of treasury shares			(840)
Disposition of treasury shares			423
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		25
Premium on shares issued and warrants exercised		(2)
Employee share and share option plans		179
Tax (expense)/benefit recognized in share premium		1
Dividends		(938)[1]
Equity classified as obligation to purchase own shares – movements				35
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					1,846	801
Balance as of 30 June 2014	384	33,216	(1,448)	(11)	26,322	(8,932)

1 Reflects the payment of CHF 0.25 (2013: CHF 0.15) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

106

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred noteholders	Non- controlling interests	Total equity
(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
					0			0
					(723)			(723)
					824			824
					182			182
					24			24
					(98)			(98)
					1			1
					(564)	(204)	(6)	(773)
					(21)			(21)
					0	(1,572)		(1,572)
					0			0
					(11)			(11)
327	(126)	(1,143)	773		1,509	629	1	2,138
(6,627)	123	1,840	(4,034)	6	47,073	1,963	37	49,073
(7,425)	95	1,463	(3,867)	0	48,002	1,893	41	49,936
					0			0
					(840)			(840)
					423			423
					25			25
					(2)			(2)
					179			179
					1			1
					(938)	(111)	(4)	(1,053)
					35			35
					0	0		0
					0		0	0
					0			0
(87)	47	472	370		2,648	96	3	2,746
(7,512)	142	1,935	(3,498)	0	49,532	1,879	39	51,450

107

Interim consolidated financial statements (unaudited)

Statement of cash flows

	Year-to-date
CHF million	30.6.14	30.6.13

Cash flow from/(used in) operating activities
Net profit/(loss)	1,958	1,884
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	396	404
Amortization and impairment of intangible assets	39	40
Credit loss expense/(recovery)	(14)	18
Share of net profits of associates	(54)	(24)
Deferred tax expense/(benefit)	466	342
Net loss/(gain) from investing activities	(133)	(228)
Net loss/(gain) from financing activities	(78)	3,435
Other net adjustments	366	(1,369)
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	1,049	(3,720)
Cash collateral on securities borrowed and reverse repurchase agreements	13,298	28,792
Cash collateral on securities lent and repurchase agreements	7,343	(16,089)
Trading portfolio, replacement values and financial assets designated at fair value	1,926	34,582
Cash collateral on derivative instruments	(5,656)	(10,521)
Loans/due to customers	(15,841)	(7,077)
Other assets, provisions and other liabilities	975	1,600
Income taxes paid, net of refunds	(249)	(213)
Net cash flow from/(used in) operating activities	5,791	31,857

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(49)
Disposal of subsidiaries, associates and intangible assets[1]	52	117
Purchase of property and equipment	(787)	(590)
Disposal of property and equipment	102	93
Net (investment in)/divestment of financial investments available-for-sale[2]	5,942	2,323
Net cash flow from/(used in) investing activities	5,308	1,894

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(2,157)	5,942
Net movements in treasury shares and own equity derivative activity	(722)	(360)
Dividends paid	(938)	(564)
Issuance of long-term debt, including financial liabilities designated at fair value	18,056	14,355
Repayment of long-term debt, including financial liabilities designated at fair value	(19,711)	(39,396)
Dividends paid and repayment of preferred notes	(81)	(1,384)
Net changes of non-controlling interests	(4)	(6)
Net cash flow from/(used in) financing activities	(5,559)	(21,412)

1  Includes dividends received from associates.    2  Includes gross cash inflows from sales and maturities (CHF 69,092 million for the six months ended 30 June 2014, CHF 82,725 million for the six months ended 30 June 2013) and gross cash outflows from purchases (CHF 63,150 million for the six months ended 30 June 2014, CHF 80,402 million for the six months ended 30 June 2013).

108

Financial information

Statement of cash flows (continued)

	Year-to-date
CHF million	30.6.14	30.6.13

Effects of exchange rate differences on cash and cash equivalents	(202)	1,712

Net increase/(decrease) in cash and cash equivalents	5,339	14,051
Cash and cash equivalents at the beginning of the period	108,632	99,108
Cash and cash equivalents at the end of the period	113,972	113,159
Cash and cash equivalents comprise:
Cash and balances with central banks	77,615	80,544
Due from banks[1]	34,661	29,774
Money market paper[2]	1,695	2,841
Total[3]	113,972	113,159

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	5,427	6,051
Cash paid as interest	2,985	4,122
Cash received as dividends on equity investments, investment funds and associates[4]	1,144	904

1  Includes positions recognized on the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    2  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3   CHF 7,215 million and CHF 8,982 million of cash and cash equivalents were restricted as of 30 June 2014 and 30 June 2013, respectively. Refer to “Note 25 Restricted and transferred financial assets” in the Annual Report 2013 for more information.    4   Includes dividends received from associates reported within cash flow from/(used) investing activities.

109

110

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the “Financial Statements”) of UBS AG and its subsidiaries (“UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the annual Financial Statements for the period ended 31 December 2013, except for the changes described in “Note 1 Basis of accounting” in the “Financial information” section of the first quarter 2014 report, in particular the adoption of Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32, Financial Instruments: Presentation) on 1 January 2014, which resulted in a restatement of prior year balance sheet comparatives. These interim Financial Statements are unaudited and should be read in conjunction with the audited Financial Statements included in the Annual Report 2013. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

In preparing these interim Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Assessing available information and the application of judgment are necessary elements in making such estimates. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to estimates resulting from these reviews are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” in the Annual Report 2013.

Recent accounting developments

IFRS 9, Financial instruments

In July 2014, the IASB published a final version of IFRS 9, Financial Instruments. IFRS 9 now fully reflects the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The final standard incorporates significant modifications to the previous version (as issued in 2010), including new classification and measurement requirements for financial assets, notably the introduction of a new fair value through other comprehensive income (OCI) classification, the addition of a single forward-looking expected credit loss impairment model, replacing the incurred loss model of IAS 39, and the incorporation of a reformed approach to hedge accounting (separately issued in 2013). The final standard includes the previously issued guidance under which any gain or loss arising on a financial liability designated at fair value through profit or loss that is attributable to changes in the credit risk of that liability (own credit) is to be presented in OCI and not recognized in profit or loss. There is no subsequent recycling of realized gains or losses on own credit from OCI to profit or loss. The mandatory effective date of the new standard will be 1 January 2018, with earlier adoption permitted. UBS is currently assessing the impact of the new requirements on the Financial Statements. Refer to “Note 1c) International Financial Reporting Standards and Interpretations to be adopted in 2014 and later and other adjustments” in the Annual Report 2013 for more information.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which establishes principles for revenue recognition that apply to all contracts with customers. The standard requires an entity to recognize revenue as goods or services are transferred to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also establishes a cohesive set of disclosure requirements regarding information about the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The standard is effective for UBS reporting periods beginning on 1 January 2017, with early adoption permitted. Entities can choose to apply the standard retrospectively or use a modified approach in the year of adoption. UBS is currently assessing the impact of the new standard on the Group’s Financial Statements.

Amendments to IFRS 11 Joint Arrangements, IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

In May 2014, the IASB issued amendments to IFRS 11, Joint Arrangements, IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. The amendments will have no material impact on the Group’s Financial Statements. UBS’s joint arrangements are immaterial both individually and in aggregate (refer to “Note 30 Interests in subsidiaries and other entities” in the Annual Report 2013), and UBS does not use revenue-based depreciation methodologies which the amendments to IAS 16 and IAS 38 will prohibit.

Other

Fair value measurements – funding valuation adjustments

During the second half of 2014, UBS expects to complete its analysis of how the costs and benefits of funding associated with uncollateralized

111

Notes to the interim consolidated financial statements

Note 1 Basis of accounting (continued)

derivative receivables and payables can be incorporated into the Group’s valuation techniques. Currently, there are diverse views within the industry as to how such inputs should be quantified and applied. Upon completion of the analysis, UBS expects to incorporate funding valuation adjustments into the fair value measurement of the aforementioned items, prospectively, as a change in accounting estimate. Refer to “Note 1c) International Financial Reporting Standards and Interpretations to be adopted in 2014 and later and other adjustments” in the Annual Report 2013 for more information.

Note 2 Segment reporting

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments.

Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Assets and liabilities of the reportable segments are funded through and invested with Group Treasury within Corporate Center – Core Functions, and the net interest margin is reflected in the results of each reportable segment. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Effective from 2014 onwards, each year, as part of the annual business planning cycle, Corporate Center – Core Functions agrees with the business divisions and Corporate Center – Non-core and Legacy Portfolio cost allocations for services at fixed amounts or at variable amounts based on formulas, depending on capital and service consumption levels as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Core Functions may recognize significant under- or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period. Until December 2013, the operating expenses of Corporate Center – Core Functions were allocated to the reportable segments based on internally determined allocation bases. These allocations were adjusted on a periodic basis and differences may have arisen between actual costs incurred and amounts recharged.

Segment balance sheet assets are based on a third-party view, i.e., the amounts do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Core Functions.

112

Financial information

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center		UBS
CHF million						Core Functions	Non-core and Legacy Portfolio

For the six months ended 30 June 2014
Net interest income	1,013	454	1,063	(8)	404	(172)	59	2,814
Non-interest income	2,849	2,876	803	924	4,075	246	(195)	11,577
Income[1]	3,862	3,330	1,866	916	4,479	74	(136)	14,391
Credit loss (expense)/recovery	3	15	4	0	(6)	0	(2)	14
Total operating income	3,865	3,345	1,870	916	4,474	74	(138)	14,405
Personnel expenses	1,671	2,285	695	417	2,333	217	192	7,809
General and administrative expenses	1,088	518	426	255	1,002	3	257	3,550
Services (to)/from other business divisions	30	4	(58)	(8)	(4)	1	35	0
Depreciation and impairment of property and equipment	99	61	68	20	132	2	13	396
Amortization and impairment of intangible assets	3	23	0	4	6	2	1	39
Total operating expenses[2]	2,891	2,892	1,130	688	3,469	225	499	11,794
Operating profit/(loss) before tax	974	453	740	228	1,004	(151)	(637)	2,611
Tax expense/(benefit)								652
Net profit/(loss)								1,958

As of 30 June 2014
Total assets	118,704	47,383	142,660	14,199	244,807	230,995	183,856	982,605

For the six months ended 30 June 2013[3]
Net interest income	1,031	424	1,072	(13)	258	(124)[4]	41[4]	2,689
Non-interest income	2,847	2,836	798	1,019	4,772	(322)[4]	543[4]	12,493
Income[1]	3,877	3,260	1,870	1,006	5,030	(445)	584	15,182
Credit loss (expense)/recovery	(11)	0	(3)	0	3	0	(6)	(18)
Total operating income	3,866	3,260	1,867	1,006	5,033	(445)	577	15,164
Personnel expenses	1,704	2,297	746	450	2,246	218	295	7,955
General and administrative expenses	807	444	401	208	902	146	1,390	4,298
Services (to)/from other business divisions	40	8	(73)	(7)	6	1	26	0
Depreciation and impairment of property and equipment	91	59	70	23	122	1	38	404
Amortization and impairment of intangible assets	3	25	0	4	6	0	1	40
Total operating expenses[2]	2,646	2,833	1,143	679	3,281	365	1,750	12,697
Operating profit/(loss) before tax	1,221	427	724	328	1,752	(811)	(1,173)	2,467
Tax expense/(benefit)								583
Net profit/(loss)								1,884

As of 31 December 2013
Total assets	109,758	45,491	141,369	14,223	244,990	247,407	215,135	1,018,374

1 Refer to “Note 10 Fair value measurement” for more information on own credit in Corporate Center – Core Functions.    2 Refer to “Note 16 Changes in organization” for information on restructuring charges.    3 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.    4 In the second quarter of 2014, net interest income and non-interest income figures for the six months ended 30 June 2013 were corrected. Net interest income in Corporate Center – Core Functions was decreased by CHF 186 million with a corresponding increase in non-interest income. In addition, net interest income in Corporate Center – Non-core and Legacy Portfolio was increased by CHF 186 million with a corresponding decrease in non-interest income.

113

Notes to the interim consolidated financial statements

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Net interest and trading income
Net interest income	1,242	1,572	1,208	(21)	3	2,814	2,689
Net trading income	1,347	1,357	1,760	(1)	(23)	2,704	3,982
Total net interest and trading income	2,589	2,929	2,968	(12)	(13)	5,518	6,671
Wealth Management	671	671	744	0	(10)	1,342	1,470
Wealth Management Americas	326	324	327	1	0	649	633
Retail & Corporate	626	602	636	4	(2)	1,228	1,245
Global Asset Management	(5)	(1)	5	400		(6)	10
Investment Bank	1,155	1,257	1,281	(8)	(10)	2,412	3,114
of which: Corporate Client Solutions	281	254	231	11	22	535	728
of which: Investor Client Services	874	1,003	1,050	(13)	(17)	1,877	2,386
Corporate Center	(184)	76	(24)		667	(108)	199
of which: Core Functions	11	65	(61)	(83)		76	(337)
of which: own credit on financial liabilities designated at fair value[1]	72	88	138	(18)	(48)	160	(43)
of which: Non-core and Legacy Portfolio	(195)	12	37			(184)	535
Total net interest and trading income	2,589	2,929	2,968	(12)	(13)	5,518	6,671

Net interest income
Interest income
Interest earned on loans and advances	2,109	2,052	2,191	3	(4)	4,161	4,488
Interest earned on securities borrowed and reverse repurchase agreements	215	164	262	31	(18)	379	500
Interest and dividend income from trading portfolio	886	852	923	4	(4)	1,738	1,719
Interest income on financial assets designated at fair value	50	56	93	(11)	(46)	106	187
Interest and dividend income from financial investments available-for-sale	77	67	71	15	8	144	130
Total	3,337	3,191	3,541	5	(6)	6,528	7,025
Interest expense
Interest on amounts due to banks and customers	170	199	238	(15)	(29)	368	501
Interest on securities lent and repurchase agreements	277	178	301	56	(8)	455	519
Interest expense from trading portfolio[2]	838	436	806	92	4	1,275	1,297
Interest on financial liabilities designated at fair value	231	247	313	(6)	(26)	477	648
Interest on debt issued	579	560	674	3	(14)	1,139	1,371
Total	2,095	1,620	2,333	29	(10)	3,714	4,336
Net interest income	1,242	1,572	1,208	(21)	3	2,814	2,689

Net trading income
Investment Bank Corporate Client Solutions	163	139	105	17	55	302	477
Investment Bank Investor Client Services	991	714	1,174	39	(16)	1,705	2,379
Other business divisions and Corporate Center	193	504	481	(62)	(60)	696	1,127
Net trading income	1,347	1,357	1,760	(1)	(23)	2,704	3,982
of which: net gains/(losses) from financial liabilities designated at fair value[1], [3]	(1,839)	(465)	1,994	295		(2,303)	850

1  Refer to “Note 10 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.  3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

114

Financial information

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Underwriting fees	493	320	363	54	36	813	758
of which: equity underwriting fees	331	185	227	79	46	515	431
of which: debt underwriting fees	163	135	137	21	19	298	327
M&A and corporate finance fees	166	155	166	7	0	321	285
Brokerage fees	945	1,010	1,131	(6)	(16)	1,955	2,226
Investment fund fees	905	933	988	(3)	(8)	1,837	2,019
Portfolio management and advisory fees	1,780	1,719	1,677	4	6	3,499	3,233
Other	446	423	440	5	1	869	860
Total fee and commission income	4,735	4,560	4,766	4	(1)	9,294	9,381
Brokerage fees paid	186	200	256	(7)	(27)	385	492
Other	253	248	274	2	(8)	501	530
Total fee and commission expense	439	448	530	(2)	(17)	887	1,022
Net fee and commission income	4,296	4,112	4,236	4	1	8,408	8,360
of which: net brokerage fees	759	811	876	(6)	(13)	1,569	1,733

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	26	6	21	333	24	32	103
Net gains/(losses) from disposals of investments in associates	69	0	0			69	0
Share of net profits of associates	19	35	12	(46)	58	54	24
Total	114	42	34	171	235	155	127
Financial investments available-for-sale
Net gains/(losses) from disposals	83	40	68	108	22	123	119
Impairment charges	(6)	0	(9)		(33)	(6)	(27)
Total	77	39	59	97	31	117	92
Net income from properties (excluding net gains/losses from disposals)[2]	7	7	10	0	(30)	15	19
Net gains/(losses) from investment properties at fair value[3]	1	1	0	0		1	1
Net gains/(losses) from disposals of properties held for sale	1	23	19	(96)	(95)	24	19
Net gains/(losses) from disposals of loans and receivables	23	9	32	156	(28)	32	36
Other[4]	53	67	35	(21)	51	121	(142)
Total other income	276	189	188	46	47	465	152

[1]  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    [2]  Includes net rent received from third parties and net operating expenses.    [3]  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    [4]  The first quarter of 2013 included a loss of CHF 119 million related to the buyback of debt in a public tender offer.

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Salaries and variable compensation	2,467	2,520	2,415	(2)	2	4,986	5,104
Contractors	56	54	42	4	33	110	85
Social security	170	259	215	(34)	(21)	429	432
Pension and other post-employment benefit plans	177	193	218	(8)	(19)	370	434
Wealth Management Americas: Financial advisor compensation[1]	822	790	813	4	1	1,612	1,588
Other personnel expenses	150	152	153	(1)	(2)	302	312
Total personnel expenses[2]	3,842	3,967	3,855	(3)	0	7,809	7,955

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment, which are subject to vesting requirements.    2   Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

115

Notes to the interim consolidated financial statements

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13
Occupancy	244	251	255	(3)	(4)	494	516
Rent and maintenance of IT and other equipment	95	117	114	(19)	(17)	211	229
Communication and market data services	149	150	158	(1)	(6)	298	311
Administration	109	106	118	3	(8)	215	246
Marketing and public relations	108	94	108	15	0	202	220
Travel and entertainment	119	107	112	11	6	225	212
Professional fees	331	256	238	29	39	587	444
Outsourcing of IT and other services	370	357	325	4	14	727	628
Provisions for litigation, regulatory and similar matters[1], [2]	254	193	658	32	(61)	447	1,036
Other[3]	94	49	213	92	(56)	143	456
Total general and administrative expenses[4]	1,871	1,679	2,299	11	(19)	3,550	4,298

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the second quarter of 2014 included recoveries from third parties of CHF 5 million (first quarter 2014: CHF 1 million, second quarter 2013: CHF 2 million). A portion (CHF 25 million release) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the second quarter of 2014 as presented in “Note 14a Provisions” was recorded as other income rather than as general and administrative expenses.    2  Refer to “Note 14 Provisions and contingent liabilities” for more information.    3  The second quarter of 2014 included an impairment charge of CHF 78 million related to certain disputed receivables. The second quarter of 2013 included a charge of CHF 106 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables.    4  Includes restructuring charges. Refer to “Note 16 Changes in organization” for more information.

Note 8 Income taxes

The Group recognized a net income tax expense of CHF 314 million for the second quarter of 2014 compared with a net income tax expense of CHF 339 million in the prior quarter. The second quarter net income tax expense included a deferred tax expense of CHF 195 million in respect of the amortization of deferred tax assets previously recognized in relation to tax losses carried forward to reflect their offset against Swiss taxable profits for the quarter. In addition, it included net income tax expenses of CHF 119 million in respect of taxable profits primarily relating to branches and subsidiaries outside of Switzerland.

116

Financial information

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	792	1,054	690	(25)	15	1,846	1,678

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	792	1,054	690	(25)	15	1,846	1,678
Less: (profit)/loss on UBS equity derivative contracts	(3)	0	0			(2)	0
Net profit/(loss) attributable to UBS shareholders for diluted EPS	789	1,054	690	(25)	14	1,844	1,678

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,752,038,863	3,766,005,832	3,761,280,365	0	0	3,759,022,348	3,758,035,187
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	82,622,660	85,654,571	74,928,363	(4)	10	84,207,566	79,387,434
Weighted average shares outstanding for diluted EPS	3,834,661,523	3,851,660,403	3,836,208,728	0	0	3,843,229,914	3,837,422,621

Earnings per share (CHF)
Basic	0.21	0.28	0.18	(25)	17	0.49	0.45
Diluted	0.21	0.27	0.18	(22)	17	0.48	0.44

Shares outstanding
Shares issued	3,844,030,621	3,843,383,192	3,839,378,864	0	0
Treasury shares	91,236,602	92,241,706	71,621,067	(1)	27
Shares outstanding	3,752,794,019	3,751,141,486	3,767,757,797	0	0
Exchangeable shares	0	0	416,708		(100)
Shares outstanding for EPS	3,752,794,019	3,751,141,486	3,768,174,505	0	0
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.
				% change from
Number of shares	30.6.14	31.3.14	30.6.13	1Q14	2Q13	30.6.14	30.6.13

Potentially dilutive instruments
Employee share-based compensation awards	101,558,712	106,001,462	129,331,020	(4)	(21)	101,558,712	129,331,020
Other equity derivative contracts	10,953,906	13,408,690	15,263,515	(18)	(28)	10,796,338	14,986,238
SNB warrants[1]			100,000,000		(100)		100,000,000
Total	112,512,618	119,410,152	244,594,535	(6)	(54)	112,355,050	244,317,258

1 These warrants related to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions in 2008 and 2009. As part of this arrangement, UBS granted warrants on shares to the SNB, which would have been exercisable if the SNB incurred a loss on its loan to the SNB StabFund. In the fourth quarter of 2013, these warrants were terminated by the SNB following the full repayment of the loan in the third quarter of 2013.

117

Notes to the interim consolidated financial statements

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Sensitivity of fair value measurements to changes in unobservable input assumptions
j)	Deferred day-1 profit or loss
k)	Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

If available, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve the use of estimates, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The limitations inherent in a particular valuation technique are considered in the determination of an asset or liability’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities,

118

Financial information

Note 10 Fair value measurement (continued)

the businesses are required to consider the availability and quality of external market data and to provide justification and rationale for their fair value estimates.

Independent price verification is performed by the finance function to evaluate the business divisions’ pricing input assumptions and modeling approaches. By benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. Fair value measurement models are assessed for their ability to value specific products in the principal market of the product itself, as well as the principal market for the main valuation input parameters to the model.

An independent model review group evaluates UBS’s valuation models on a regular basis, or when established triggers occur, and approves them for valuation of specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard. Refer to “Note 10d Valuation adjustments” for more information.

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models. The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based on similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation, (refer to “Note 10h Valuation of assets and liabilities classified as Level 3”). The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in estimating fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques.

119

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

    The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-offer spreads used in the calculation of the valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Refer to “Note 10j Deferred day-1 profit or loss” for more information.

Counterparty credit risk in the valuation of derivatives

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. The CVA is determined for each counterparty considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counter-party considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of fair value option liabilities also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS debt and the levels at which UBS medium-term notes are currently issued. The FTP curve is generally a Level 2 pricing input. However, certain long-dated exposures that are beyond the tenors that are actively traded are classified as Level 3.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 June 2014, 31 March 2014 and 30 June 2013, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Gain/(loss) for the period ended	72	88	138	160	(43)
Life-to-date gain/(loss)	(412)	(485)	(339)

120

Financial information

Note 10 Fair value measurement (continued)

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.14				31.3.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	90.1	30.9	4.7	125.8	81.7	33.2	3.9	118.7	79.9	30.1	4.3	114.2
of which:
Government bills/bonds	10.1	4.8	0.0	15.0	7.7	5.5	0.0	13.2	7.9	5.1	0.0	13.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.0	13.5	1.5	16.0	0.9	13.2	1.5	15.5	1.1	13.3	1.7	16.0
Loans	0.0	3.1	2.0	5.1	0.0	4.5	0.8	5.4	0.0	2.0	1.0	3.0
Investment fund units	6.9	5.7	0.3	12.8	5.5	6.2	0.2	11.9	4.8	6.0	0.3	11.1
Asset-backed securities	0.0	2.2	0.7	2.9	0.0	2.4	1.0	3.4	0.0	2.3	1.0	3.3
Equity instruments	56.0	1.2	0.1	57.3	52.9	0.9	0.2	54.0	50.7	1.0	0.2	51.9
Financial assets for unit-linked investment contracts	16.2	0.5	0.1	16.8	14.8	0.5	0.1	15.4	15.4	0.4	0.1	15.8

Positive replacement values	0.6	198.8	5.4	204.7	0.8	208.8	5.6	215.3	0.7	247.9	5.5	254.1
of which:
Interest rate contracts	0.0	118.0	0.3	118.3	0.0	120.6	0.6	121.2	0.0	130.4	0.3	130.7
Credit derivative contracts	0.0	16.9	2.9	19.7	0.0	16.5	2.9	19.4	0.0	20.1	3.0	23.1
Foreign exchange contracts	0.2	43.8	0.8	44.7	0.3	52.1	0.8	53.2	0.5	74.6	0.9	76.0
Equity/index contracts	0.0	17.5	1.4	19.0	0.0	16.9	1.3	18.2	0.0	19.3	1.2	20.6
Commodities contracts	0.0	2.6	0.0	2.6	0.0	2.7	0.0	2.7	0.0	3.5	0.0	3.5

Financial assets designated at fair value	0.1	1.8	3.6	5.5	0.1	1.7	4.1	5.9	0.1	2.9	4.4	7.4
of which:
Loans (including structured loans)	0.0	1.1	0.9	2.0	0.0	1.2	1.2	2.4	0.0	1.4	1.1	2.5
Structured reverse repurchase and securities borrowing agreements	0.0	0.3	2.6	2.9	0.0	0.1	2.7	2.8	0.0	1.1	3.1	4.2
Other	0.1	0.4	0.1	0.7	0.1	0.4	0.1	0.7	0.1	0.5	0.2	0.7

Financial investments available-for-sale	28.9	22.6	0.7	52.2	32.5	19.9	0.8	53.2	39.7	19.0	0.8	59.5
of which:
Government bills/bonds	25.4	2.3	0.0	27.7	30.2	1.3	0.0	31.5	38.0	1.2	0.0	39.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	3.4	16.3	0.1	19.7	2.2	14.6	0.1	16.8	1.6	13.6	0.1	15.3
Investment fund units	0.0	0.1	0.3	0.4	0.0	0.0	0.2	0.3	0.0	0.0	0.2	0.3
Asset-backed securities	0.0	3.9	0.0	3.9	0.0	3.9	0.0	3.9	0.0	4.0	0.0	4.0
Equity instruments	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6	0.1	0.1	0.4	0.6

Non-financial assets
Precious metals and other physical commodities	6.7	0.0	0.0	6.7	7.0	0.0	0.0	7.0	8.6	0.0	0.0	8.6

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1
Total assets measured at fair value	126.5	254.1	14.4	395.0	122.1	263.7	14.4	400.2	129.1	299.9	15.0	444.0

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Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.6.14				31.3.14				31.12.13
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	23.9	5.9	0.1	29.9	24.5	4.9	0.1	29.5	22.5	3.9	0.2	26.6
of which:
Government bills/bonds	7.4	1.7	0.0	9.1	8.3	1.1	0.0	9.5	6.9	0.5	0.0	7.3
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	3.9	0.1	4.2	0.1	3.5	0.1	3.7	0.3	3.2	0.2	3.6
Investment fund units	0.4	0.1	0.0	0.5	0.4	0.1	0.0	0.4	0.4	0.1	0.0	0.5
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	15.9	0.2	0.0	16.1	15.7	0.2	0.0	15.8	15.0	0.2	0.0	15.1

Negative replacement values[4]	0.6	197.2	5.6	203.4	0.9	203.9	5.3	210.1	0.8	242.9	4.4	248.1
of which:
Interest rate contracts	0.0	108.4	0.7	109.0	0.0	108.6	0.9	109.4	0.0	118.0	0.4	118.4
Credit derivative contracts	0.0	16.5	2.3	18.8	0.0	16.0	2.1	18.1	0.0	19.5	2.0	21.5
Foreign exchange contracts	0.2	49.3	0.4	49.9	0.3	56.9	0.4	57.6	0.5	79.3	0.5	80.3
Equity/index contracts	0.0	20.5	2.2	22.6	0.0	19.5	1.9	21.4	0.0	22.9	1.5	24.4
Commodities contracts	0.0	2.5	0.0	2.6	0.0	2.9	0.0	2.9	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	56.3	12.5	68.9	0.0	56.5	12.3	68.7	0.0	57.8	12.1	69.9
of which:
Non-structured fixed-rate bonds	0.0	2.1	1.6	3.6	0.0	2.2	1.5	3.7	0.0	2.4	1.2	3.7
Structured debt instruments issued	0.0	48.2	8.1	56.3	0.0	47.8	8.1	55.8	0.0	48.4	7.9	56.3
Structured over-the-counter debt instruments	0.0	5.5	2.0	7.5	0.0	6.1	1.8	7.9	0.0	6.5	1.8	8.3
Structured repurchase agreements	0.0	0.5	0.9	1.4	0.0	0.4	1.0	1.3	0.0	0.4	1.2	1.6
Loan commitments	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.0	0.0

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.9	0.0	16.9	0.0	15.6	0.0	15.6	0.0	16.2	0.0	16.2
Total liabilities measured at fair value	24.5	276.4	18.3	319.1	25.3	280.9	17.7	323.9	23.3	320.7	16.8	360.7

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.1 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 March 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.2 billion were net Level 2 assets and CHF 0.4 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.    4  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 179 million as of 30 June 2014 (31 March 2014: CHF 229 million, 31 December 2013: CHF 256 million).

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed-rate, floating-rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and municipal bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Municipal bonds are issued by state and local governments. While most instruments are standard fixed or floating-rate securities, some may have more complex

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coupon or embedded option features. Corporate and municipal bonds are generally valued using prices obtained directly from the market. In cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS data for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Municipal bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based on price levels for similar issuers adjusted for relative tenor and issuer quality.

    Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price data is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price data is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price data available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

    Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available or which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments generally issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages, for CMBS, commercial mortgages, for ABS, other assets such as credit card, car or student loans and leases and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not active, and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade data or quoted prices may be obtained periodically for the instrument held, and the valuation process will use this trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows thus estimated are then converted into the securities’ projected performance under such conditions based on the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include

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asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan-to-value data, house price appreciation, foreclosure costs, rental income levels, void periods and employment rates. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available or which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

    Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders are exposed to all risks and rewards associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements and structured reverse repurchase agreements

Structured repurchase agreements and structured reverse repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation purposes cannot be observed in the market. As a result, these positions are mostly classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counter-parties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based on funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

    Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in “Note 10d Valuation adjustments,” the fair value of uncollateralized derivatives is adjusted using CVA or DVA processes to reflect an estimation of the impact of counterparty credit and UBS own credit risk on the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2, as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate

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volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

    Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

    Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e., prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single-name CDS contracts for which a derivative-based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single-name and loan CDS include single-name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single-name or loan CDS as described. Many single-name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single-name CDS and includes an estimation of future default probabilities using industry standard models based on market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single-name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market data, the position is classified as Level 3. This relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

    Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate and other inputs) and those used to capture the funding basis differential between cash and synthetic

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form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

    OTC FX option contracts include standard call and put options, options with multiple exercise dates, path-dependent options, options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

    As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. The inputs used to value these OTC FX option contracts are calculated using consensus pricing services without an underlying principal market, historical asset prices or by extrapolation.

    Cross-currency balance guaranteed swaps are classified as foreign exchange contracts. Details of the fair value classification can be found under the interest rate contracts section above.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market data available for the instrument maturity and are valued by some form of extrapolation of available data, use of historical dividend data, or use of data for a related equity.

    Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates, option contracts for which the payoff is based on the relative or average performance of components of a basket, option contracts with discontinuous payoff profiles, path-dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e., dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available.

Financial liabilities designated at fair value

Structured and OTC debt instruments issued

Structured debt instruments issued are comprised of medium-term notes (MTN), which are held at fair value under the fair

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value option. These MTN are tailored specifically to the holder’s risk or investment appetite with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

Other liabilities – amounts due under unit-linked contracts

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. The financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are mainly referenced to instruments which are and are therefore classified as Level 2.

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the first half of 2014.

Assets totaling approximately CHF 0.9 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, were transferred from Level 2 to Level 1 during the first six months of 2014, generally due to increased levels of trading activity observed within the market.

Transfers of financial liabilities from Level 2 to Level 1 during the first six months of 2014 were not significant.

Assets totaling approximately CHF 0.5 billion, which were mainly comprised of financial assets held for trading, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 1 to Level 2 during the first six months of 2014, generally due to diminished levels of trading activity observed within the market.

g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 30 June 2014, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) mainly comprised the following:

–	loans;
–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	structured debt instruments issued (equity- and credit-linked) and
–	structured over-the-counter debt instruments

Significant movements in Level 3 instruments during the first six months of 2014 were as follows.

Financial assets held for trading

Financial assets held for trading increased to CHF 4.7 billion from CHF 4.3 billion during the first half of 2014. Issuances of CHF 2.6 billion and purchases of CHF 0.5 billion, mainly comprised of loans, were mostly offset by sales of CHF 2.3 billion, primarily comprised of loans and asset-backed securities. Transfers into Level 3 during the period amounted to CHF 0.6 billion and were mainly comprised of certain corporate bonds and asset-backed securities due to decreased observability of the respective credit spread inputs. Transfers out of Level 3 amounted to CHF 0.5 billion and were primarily comprised of certain corporate bonds and mortgage-backed securities, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.6 billion from CHF 4.4 billion during the first six months of 2014, mainly reflecting settlements of CHF 0.5 billion, which were primarily comprised of structured reverse repurchase and securities borrowing agreements, and transfers out of Level 3 totaling CHF 0.3 billion, which were mainly comprised of structured loans.

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Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 December 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Net interest income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other comprehensive income

Financial assets held for trading[1]	4.3	(0.4)	(0.3)	0.0	0.0	0.0
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.0	0.0
Loans	1.0	(0.5)	(0.4)	0.0	0.0	0.0
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	0.0
Other	0.6	(0.1)	0.0	0.0	0.0	0.0

Financial assets designated at fair value	4.4	(0.3)	(0.1)	0.0	0.0	0.0
of which:
Loans (including structured loans)	1.1	(0.1)	(0.1)	0.0	0.0	0.0
Structured reverse repurchase and securities borrowing agreements	3.1	(0.3)	0.0	0.0	0.0	0.0
Other	0.2	0.0	0.0	0.0	0.0	0.0

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	0.0

Positive replacement values	5.5	(0.2)	0.1	0.0	0.0	0.0
of which:
Credit derivative contracts	3.0	0.0	0.1	0.0	0.0	0.0
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0
Equity/index contracts	1.2	0.2	0.2	0.0	0.0	0.0
Other	0.3	(0.3)	(0.1)	0.0	0.0	0.0

Negative replacement values	4.4	0.1	0.4	0.0	0.0	0.0
of which:
Credit derivative contracts	2.0	(0.2)	0.0	0.0	0.0	0.0
Foreign exchange contracts	0.5	0.0	0.0	0.0	0.0	0.0
Equity/index contracts	1.5	0.3	0.3	0.0	0.0	0.0
Other	0.5	0.0	0.1	0.0	0.0	0.0

Financial liabilities designated at fair value	12.1	0.8	1.2	0.0	0.0	0.0
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0
Structured debt instruments issued	7.9	0.8	0.6	0.0	0.0	0.0
Structured over-the-counter debt instruments	1.8	(0.1)	(0.1)	0.0	0.0	0.0
Structured repurchase agreements	1.2	0.0	0.5	0.0	0.0	0.0
1  Includes assets pledged as collateral which may be sold or repledged by counterparties.    2  Total Level 3 assets as of 30 June 2014 were CHF 14.4 billion (31 March 2014: CHF 14.4 billion, 31 December 2013: CHF 15.0 billion). Total Level 3 liabilities as of 30 June 2014 were CHF 18.3 billion (31 March 2014: CHF 17.7 billion, 31 December 2013: CHF 16.8 billion).

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Financial information

Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2014[2]

0.5	(2.3)	2.6	0.0	0.6	(0.5)	0.0	4.7

0.2	(0.4)	0.0	0.0	0.1	(0.2)	0.0	1.5
0.1	(1.2)	2.6	0.0	0.0	(0.1)	0.0	2.0
0.0	(0.5)	0.0	0.0	0.3	(0.2)	0.0	0.7
0.1	(0.3)	0.0	0.0	0.1	0.0	0.0	0.5

0.0	0.0	0.2	(0.5)	0.1	(0.3)	0.0	3.6

0.0	0.0	0.1	(0.1)	0.1	(0.3)	0.0	0.9
0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	2.6
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.7

0.0	0.0	1.6	(2.0)	1.0	(0.5)	0.1	5.4

0.0	0.0	0.9	(1.6)	0.6	(0.2)	0.1	2.9
0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.8
0.0	0.0	0.4	(0.3)	0.1	(0.1)	0.0	1.4
0.0	0.0	0.2	(0.1)	0.2	(0.1)	0.0	0.3

0.0	0.0	1.7	(1.6)	1.3	(0.3)	0.0	5.6

0.0	0.0	1.1	(1.2)	0.9	(0.2)	0.0	2.3
0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.4
0.0	0.0	0.6	(0.3)	0.1	0.0	0.0	2.2
0.0	0.0	0.0	0.0	0.3	0.0	(0.1)	0.7

0.0	0.0	2.9	(3.3)	1.8	(2.0)	0.1	12.5

0.0	0.0	0.0	0.0	0.4	(0.2)	0.0	1.6
0.0	0.0	1.9	(2.0)	1.0	(1.7)	0.1	8.1
0.0	0.0	1.0	(1.0)	0.4	(0.1)	0.0	2.0
0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.9

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Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale decreased to CHF 0.7 billion from CHF 0.8 billion during the first half of 2014, reflecting sales totaling CHF 0.1 billion.

Positive replacement values

Positive replacement values decreased to CHF 5.4 billion from CHF 5.5 billion during the first half of 2014. Settlements and issuances amounted to CHF 2.0 billion and CHF 1.6 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.0 billion and CHF 0.5 billion, respectively, and were mainly comprised of credit derivative contracts and foreign exchange contracts resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values increased to CHF 5.6 billion from CHF 4.4 billion during the first half of 2014. Issuances and settlements amounted to CHF 1.7 billion and CHF 1.6 billion, respectively, and were primarily comprised of credit derivative contracts and equity/index contracts. Transfers into and out of Level 3 amounted to CHF 1.3 billion and CHF 0.3 billion, respectively, and were mainly comprised of credit derivative contracts and interest rate contracts resulting from both changes in the availability of the respective observable inputs for credit spreads, as well as changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased to CHF 12.5 billion from CHF 12.1 billion during the first half of 2014. Settlements of CHF 3.3 billion, mainly comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, were mostly offset by issuances of CHF 2.9 billion, also primarily comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, and net losses of CHF 0.8 billion included in comprehensive income. Transfers into and out of Level 3 amounted to CHF 1.8 billion and CHF 2.0 billion, respectively. Transfers into Level 3 were primarily comprised of equity- and credit-linked structured debt instruments issued and structured over-the-counter debt instruments as a reduction in observable equity volatility inputs and respective credit spreads affected the embedded options in these structures. Transfers out of Level 3 were mainly comprised of equity-, rates- and credit-linked structured debt instruments issued and resulted from changes in the availability of observable equity volatility inputs and changes in rates correlation used to determine the fair value of the embedded options in these structures.

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 7–123 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 96 points, with a majority of positions concentrated around this price.

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For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 96% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 89 points.

For credit derivatives, the bond price range of 3–98 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–100 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 93 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit-worthiness. The ranges of 29–292 basis points in loans and 0–1,168 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 5%.

For credit derivatives, the range of 2–15% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–13% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a

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Note 10 Fair value measurement (continued)

guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–10% for asset-backed securities and 0–10% for credit derivatives represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is 7%.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 0–91% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity is 82%. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (1–15%), asset-backed securities (1–29%) and credit derivatives (0–26%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 4%. For loans, the average effective DM is 1.59% compared with the disclosed range of 1–15%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–11% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 1–97% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 2–15% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 1–73% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 21–128% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

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Note 10 Fair value measurement (continued)

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–	Credit pair correlation is particularly important for FTD credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.
–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (83)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 11–97% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (64)–84% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 11–73% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 73% represent a distressed credit.

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Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities				30.6.14		31.12.13
CHF billion	30.6.14	31.12.13	30.6.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.5	1.8	0.1	0.2	Relative value to market comparable	Bond price equivalent	7	123	0	127	points
Traded loans, loans designated at fair value and loan commitments	3.0	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	100	0	102	points
					Discounted expected cash flows	Credit spread	29	292	65	125	basis points
					Market comparable and securitization model	Discount margin/spread	1	15	1	15	%
					Mortality dependent cash flow	Volatility of mortality	21	128	21	128	%
Investment fund units[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.7	1.0	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Constant default rate	0	10	0	10	%
						Loss severity	0	91	0	100	%
						Discount margin/spread	1	29	1	39	%
					Relative value to market comparable	Bond price equivalent	0	102	0	102	points
Equity instruments[2]	0.5	0.6	0.0	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	2.6	3.1	0.9	1.2	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[3]			11.6	11.0

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Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities				30.6.14		31.12.13
CHF billion	30.6.14	31.12.13	30.6.14	31.12.13	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.3	0.3	0.7	0.4	Option model	Volatility of interest rates	1	97	13	73	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	84	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	2.9	3.0	2.3	2.0	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	1,168	2	1,407	basis points
						Upfront price points	11	73	(12)	68	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	90	10	90	%
						Discount margin/spread	0	26	0	39	%
						Credit pair correlation	57	94	42	92	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	2	15	0	15	%
						Constant default rate	0	10	0	12	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	0	18	0	38	%
						Bond price equivalent	3	98	0	100	points
Foreign exchange contracts	0.8	0.9	0.4	0.5	Option model	Volatility of foreign exchange	2	15	7	20	%
						Rate-to-FX correlation	(57)	60	(71)	60	%
						FX-to-FX correlation	(83)	80	(83)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	13	0	13	%
Equity/index contracts	1.4	1.2	2.2	1.5	Option model	Equity dividend yields	0	11	0	10	%
						Volatility of equity stocks, equity and other indices	1	73	1	88	%
						Equity-to-FX correlation	(64)	84	(52)	77	%
						Equity-to-equity correlation	11	97	17	99	%
Non-financial assets[2,4]	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    4  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

135

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

i) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 June 2014, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.3 billion and CHF 1.1 billion, respectively (31 March 2014: CHF 1.3 billion and CHF 1.1 billion, respectively; 31 December 2013: CHF 1.4 billion and CHF 1.1 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedges. The main interdependencies across different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.14		31.3.14		31.12.13
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]		Unfavorable changes[1]
Government bills/bonds	9	(1)	9	(1)	17		(4)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	39	(63)	27	(73)	35		(76)
Traded loans, loans designated at fair value and loan commitments	147	(71)	140	(55)	148		(70)
Asset-backed securities	15	(18)	33	(34)	54		(46)
Equity instruments	94	(61)	134	(89)	137		(84)
Interest rate derivative contracts, net	121	(92)	98	(65)	127		(91)
Credit derivative contracts, net	486	(509)	517	(475)	503	[2]	(471)	[2]
Foreign exchange derivative contracts, net	57	(52)	50	(47)	57		(56)
Equity/index derivative contracts, net	68	(65)	57	(55)	41		(43)
Structured debt instruments and non-structured fixed-rate bonds	180	(158)	163	(128)	184		(151)
Other	38	(35)	46	(38)	63		(54)
Total	1,255	(1,124)	1,275	(1,060)	1,366		(1,146)

1  Of the total favorable change, CHF 128 million as of 30 June 2014 (31 March 2014: CHF 144 million, 31 December 2013: CHF 154 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 119 million as of 30 June 2014 (31 March 2014: CHF 149 million, 31 December 2013: CHF 159 million) related to financial investments available-for-sale.    2  In the second quarter of 2014, comparative period figures for 31 December 2013 related to credit derivative contracts were corrected. As a result, favorable and unfavorable changes related to credit derivative contracts as of 31 December 2013 were increased by CHF 137 million and CHF 52 million, respectively.

136

Financial information

Note 10 Fair value measurement (continued)

j) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. The transaction price may differ from the fair value obtained using a valuation technique, and any such difference is deferred and not recognized in the income statement and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	30.6.14	31.3.14	30.6.13
Balance at the beginning of the period	514	486	483
Profit/(loss) deferred on new transactions	44	103	140
(Profit)/loss recognized in the income statement	(93)	(70)	(94)
Foreign currency translation	5	(5)	(16)
Balance at the end of the period	469	514	512

k) Financial instruments not measured at fair value

The following table reflects the estimated fair values for UBS’s financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.14		31.3.14		31.12.13
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	77.6	77.6	87.5	87.5	80.9	80.9
Due from banks	27.7	27.8	19.7	19.7	17.2	17.2
Cash collateral on securities borrowed	30.7	30.7	30.1	30.1	27.5	27.5
Reverse repurchase agreements	76.6	76.6	80.6	80.6	91.6	91.6
Cash collateral receivables on derivative instruments	27.4	27.4	25.8	25.8	28.3	28.3
Loans	300.6	301.9	294.8	297.4	287.0	289.3
Other assets	22.3	22.1	19.3	19.1	17.6	17.4
Liabilities
Due to banks	13.3	13.2	14.1	14.1	12.9	12.9
Cash collateral on securities lent	12.3	12.3	13.4	13.4	9.5	9.5
Repurchase agreements	18.7	18.7	17.7	17.7	13.8	13.8
Cash collateral payables on derivative instruments	43.7	43.7	46.7	46.7	49.5	49.5
Due to customers	388.5	388.5	388.8	388.8	390.8	390.8
Debt issued	80.9	84.1	76.7	79.6	81.4	84.0
Other liabilities	44.9	44.9	41.7	41.7	39.5	39.5
Guarantees/Loan commitments
Guarantees[1]	0.1	(0.1)	0.1	(0.1)	0.1	(0.1)
Loan commitments[2]	0.0	0.0	0.0	0.1	0.0	0.1

1  The carrying value of guarantees represented a liability of CHF 0.1 billion as of 30 June 2014 (31 March 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 30 June 2014 (31 March 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion).    2  The carrying value of loan commitments represented a liability of CHF 0.0 billion as of 30 June 2014 (31 March 2014: CHF 0.0 billion, 31 December 2013: CHF 0.0 billion). The estimated fair value of loan commitments represented a liability of CHF 0.0 billion as of 30 June 2014 (31 March 2014: CHF 0.1 billion, 31 December 2013: CHF 0.1 billion).

137

Notes to the interim consolidated financial statements

Note 10 Fair value measurement (continued)

The fair values included in the table on the previous page were calculated for disclosure purposes only. The fair value valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

–	For financial instruments with remaining maturities greater than three months, the fair value was determined from quoted market prices, if available.
–

Where quoted market prices were not available, the fair values were estimated by discounting contractual cash flows using current market interest rates or appropriate yield curves for instruments with similar credit risk and maturity. These estimates generally include adjustments for counterparty credit or UBS’s own credit.

–

For short-term financial instruments with remaining maturities of three months or less, the carrying amount, which is net of credit loss allowances, is generally considered a reasonable estimate of fair value. The following financial instruments not measured at fair value have remaining maturities of three months or less as of 30 June 2014: 100% of cash and balances with central banks, 96% of amounts due from banks, 100% of cash collateral on securities borrowed, 87% of reverse repurchase agreements, 100% of cash collateral receivables on derivatives, 56% of loans, 92% of amounts due to banks, 93% of cash collateral on securities lent, 96% of repurchase agreements, 100% of cash collateral payable on derivatives, 99% of amount due to customers and 16% of debt issued.

–

The fair value estimates for repurchase and reverse repurchase agreements with variable and fixed interest rates, for all maturities, include the valuation of the interest rate component of these instruments. Credit and debit valuation adjustments have not been included in the valuation due to the short-term nature of these instruments.

–

The estimated fair values of off-balance sheet financial instruments are based on market prices for similar facilities and guarantees. Where this information is not available, fair value is estimated using discounted cash flow analysis.

138

Financial information

Note 11 Derivative instruments1

			30.6.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	118	2,845	109	2,684	13,194
Credit derivative contracts	20	530	19	529	3
Foreign exchange contracts	45	2,786	50	2,783	10
Equity/index contracts	19	241	23	276	26
Commodity contracts, including precious metals contracts	3	39	3	39	9
Unsettled purchases of non-derivative financial assets[4]	0	34	0	20	0
Unsettled sales of non-derivative financial assets[4]	0	36	0	20	0
Total derivative instruments, based on IFRS netting[5]	205	6,511	203	6,352	13,242
Replacement value netting, based on capital adequacy rules	(157)		(157)
Cash collateral netting, based on capital adequacy rules	(23)		(15)
Total derivative instruments, based on capital adequacy netting[6]	25		32

			31.3.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	3,160	109	2,989	14,863
Credit derivative contracts	19	551	18	539	3
Foreign exchange contracts	53	2,942	58	2,869	8
Equity/index contracts	18	232	21	266	37
Commodity contracts, including precious metals contracts	3	40	3	38	9
Unsettled purchases of non-derivative financial assets[4]	0	37	0	22	0
Unsettled sales of non-derivative financial assets[4]	0	30	0	30	0
Total derivative instruments, based on IFRS netting[5]	215	6,993	210	6,752	14,920
Replacement value netting, based on capital adequacy rules	(164)		(164)
Cash collateral netting, based on capital adequacy rules	(26)		(14)
Total derivative instruments, based on capital adequacy netting[6]	26		32

			31.12.13
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	131	3,480	118	3,307	16,503
Credit derivative contracts	23	648	22	631	3
Foreign exchange contracts	76	3,084	80	2,988	7
Equity/index contracts	21	231	24	275	33
Commodity contracts, including precious metals contracts	3	43	3	35	11
Unsettled purchases of non-derivative financial assets[4]	0	20	0	9	0
Unsettled sales of non-derivative financial assets[4]	0	13	0	15	0
Total derivative instruments, based on IFRS netting[5]	254	7,519	248	7,259	16,557
Replacement value netting, based on capital adequacy rules	(193)		(193)
Cash collateral netting, based on capital adequacy rules	(28)		(14)
Total derivative instruments, based on capital adequacy netting[6]	33		41

1  Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract and are excluded from the table. As of 30 June 2014, these derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 5.2 billion) and an NRV of CHF 0.1 billion (related notional values of CHF 10.8 billion). As of 31 March 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 7.1 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 13.0 billion). As of 31 December 2013, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.7 billion) and an NRV of CHF 0.4 billion (related notional values of CHF 12.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivatives instruments and were not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    5  Includes agency transactions and OTC derivatives cleared for clients with a central counterparty with a combined PRV of CHF 6.3 billion as of 30 June 2014 (31 March 2014: CHF 6.1 billion; 31 December 2013: CHF 5.7 billion) and a combined NRV of CHF 6.6 billion as of 30 June 2014 (31 March 2014: CHF 6.4 billion; 31 December 2013: CHF 5.9 billion) for which notional values were not included in the table above due to their significantly different risk profile.    6  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law.

139

Notes to the interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table on the following page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on the next pages do not purport to represent the Group’s actual credit exposure.

140

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	29.3	0.0	29.3	(1.7)	(27.6)	0.0	1.4	30.7
Reverse repurchase agreements	103.6	(37.4)	66.2	(4.1)	(62.1)	0.0	10.4	76.6
Positive replacement values	199.3	(2.6)	196.7	(157.0)	(27.6)	12.2	8.0	204.7
Cash collateral receivables on derivative instruments[1]	173.7	(154.7)	19.0	(14.7)	(0.4)	3.9	8.4	27.4
Financial assets designated at fair value	3.5	0.0	3.5	0.0	(3.1)	0.4	2.0	5.5
Total assets	509.3	(194.7)	314.6	(177.4)	(120.8)	16.4	30.3	344.9

				31.3.14
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	28.9	0.0	28.9	(2.0)	(26.9)	0.0	1.2	30.1
Reverse repurchase agreements	98.0	(27.0)	71.0	(2.3)	(68.7)	0.0	9.6	80.6
Positive replacement values	208.9	(2.6)	206.2	(164.1)	(30.2)	11.9	9.1	215.3
Cash collateral receivables on derivative instruments[1]	182.5	(162.8)	19.7	(13.7)	(0.9)	5.1	6.1	25.8
Financial assets designated at fair value	3.5	0.0	3.5	0.0	(3.0)	0.5	2.4	5.9
Total assets	521.8	(192.4)	329.4	(182.1)	(129.7)	17.5	28.2	357.6

				31.12.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements and other out-of-scope items	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	26.5	0.0	26.5	(1.2)	(25.2)	0.2	1.0	27.5
Reverse repurchase agreements	111.5	(25.4)	86.1	(5.4)	(80.7)	0.0	5.5	91.6
Positive replacement values	244.5	(2.8)	241.8	(192.9)	(35.5)	13.4	12.3	254.1
Cash collateral receivables on derivative instruments[1]	220.0	(196.1)	23.8	(14.4)	(1.1)	8.2	4.5	28.3
Financial assets designated at fair value	3.9	0.0	3.9	0.0	(3.9)	0.1	3.4	7.4
Total assets	606.4	(224.3)	382.0	(213.9)	(146.4)	21.8	26.7	408.8

1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented on the following page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

141

Notes to the interim consolidated financial statements

Note 12  Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				30.6.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	11.2	0.0	11.2	(1.7)	(9.6)	0.0	1.1	12.3
Repurchase agreements	47.8	(37.4)	10.4	(4.1)	(6.3)	0.0	8.3	18.7
Negative replacement values	192.9	(2.6)	190.3	(157.0)	(18.5)	14.8	13.1	203.4
Cash collateral payables on derivative instruments[1]	188.2	(154.7)	33.5	(23.1)	(3.6)	6.8	10.2	43.7
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(1.8)	3.8	63.2	68.9
Total liabilities	445.8	(194.7)	251.1	(185.8)	(39.9)	25.5	95.9	347.0

				31.3.14
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	12.4	0.0	12.4	(2.0)	(10.4)	0.0	1.0	13.4
Repurchase agreements	33.5	(27.0)	6.5	(2.3)	(4.2)	0.0	11.2	17.7
Negative replacement values	201.1	(2.6)	198.4	(164.1)	(18.0)	16.4	11.6	210.1
Cash collateral payables on derivative instruments[1]	199.9	(162.8)	37.2	(25.5)	(3.7)	7.9	9.5	46.7
Financial liabilities designated at fair value	5.7	0.0	5.7	0.0	(1.8)	4.0	63.0	68.7
Total liabilities	452.6	(192.4)	260.2	(193.9)	(38.0)	28.3	96.4	356.6

				31.12.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements and other out-of-scope items	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.5	0.0	8.5	(1.2)	(7.3)	0.0	1.0	9.5
Repurchase agreements	34.2	(25.4)	8.8	(5.4)	(3.4)	0.0	5.0	13.8
Negative replacement values	235.5	(2.8)	232.7	(192.9)	(20.9)	18.8	15.4	248.1
Cash collateral payables on derivative instruments[1]	236.8	(196.1)	40.7	(28.3)	(3.6)	8.8	8.8	49.5
Financial liabilities designated at fair value	6.6	0.0	6.6	0.0	(2.1)	4.6	63.3	69.9
Total liabilities	521.6	(224.3)	297.3	(227.8)	(37.2)	32.2	93.5	390.8
1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented on the previous page.    2  The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the “Balance sheet netting with gross liabilities” column in the assets table presented on the previous page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by the relevant netting arrangement so as not to exceed the net amount of financial liabilities presented in the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.

142

Financial information

Note 13 Other assets and liabilities

CHF million	30.6.14	31.3.14	31.12.13

Other assets
Prime brokerage receivables[1]	13,546	12,125	11,175
Recruitment loans financial advisors	2,647	2,667	2,733
Other loans to financial advisors	356	381	358
Accrued interest income	445	477	433
Accrued income – other	1,187	947	931
Prepaid expenses	1,118	1,130	985
Net defined benefit pension and post-employment assets	1,672	1,500	952
Settlement and clearing accounts	1,911	828	466
VAT and other tax receivables	299	262	410
Properties and other non-current assets held for sale	104	105	119
Other	2,366	2,047	1,665
Total other assets	25,650	22,468	20,228

Other liabilities
Prime brokerage payables[1]	37,494	33,988	32,543
Amounts due under unit-linked investment contracts	16,940	15,631	16,155
Accrued expenses – compensation related	1,843	1,155	2,631
Accrued expenses – interest expense	1,003	1,255	1,199
Accrued expenses – other	2,912	2,459	2,465
Deferred compensation plans	2,097	1,969	1,919
Net defined benefit pension and post-employment liabilities	1,138	1,040	1,048
Third-party interest in consolidated investment funds	674	1,007	953
Settlement and clearing accounts	1,652	1,540	946
Current and deferred tax liabilities	603	664	667
VAT and other tax payables	426	487	570
Deferred income	266	282	264
Other	1,116	1,198	1,417
Total other liabilities	68,166	62,677	62,777

1  Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.

143

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2013	45	1,622	658	61	157	222	205	2,971
Balance as of 31 March 2014	47	1,778	729	58	153	222	213	3,200
Increase in provisions recognized in the income statement	2	441	3	0	0	6	11	463
Release of provisions recognized in the income statement	(1)	(207)	(11)	0	(1)	(4)	0	(225)
Provisions used in conformity with designated purpose	(4)	(38)	(68)	0	(6)	(2)	(8)	(126)
Capitalized reinstatement costs	0	0	(2)	0	(1)	0	0	(3)
Disposal of subsidiaries	0	0	0	0	0	0	0	0
Reclassifications	0	0	0	1	0	0	0	1
Foreign currency translation/unwind of discount	(1)	6	10	1	3	4	1	23
Balance as of 30 June 2014	42	1,980	660[3]	61	148[4]	226[5]	217	3,334

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel-related restructuring provisions of CHF 134 million as of 30 June 2014 (31 March 2014: CHF 178 million; 31 December 2013: CHF 104 million) and provisions for onerous lease contracts of CHF 525 million as of 30 June 2014 (31 March 2014: CHF 550 million; 31 December 2013: CHF 554 million).    4  Includes reinstatement costs for leasehold improvements of CHF 92 million as of 30 June 2014 (31 March 2014: CHF 94 million; 31 December 2013: CHF 95 million), provisions for onerous lease contracts of CHF 56 million as of 30 June 2014 (31 March 2014: CHF 59 million; 31 December 2013: CHF 62 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow,

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we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters as to which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by segment[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Balance as of 31 March 2014	239	92	90	3	19	483	853	1,778
Increase in provisions recognized in the income statement	295	54	48	33	11	0	0	441
Release of provisions recognized in the income statement	(4)	(10)	0	0	0	(167)	(27)	(207)
Provisions used in conformity with designated purpose	(20)	(5)	0	0	(5)	0	(7)	(38)
Reclassifications	0	0	0	0	0	0	0	0
Foreign currency translation/unwind of discount	0	0	0	0	0	3	3	6
Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

1  Provisions, if any, for the matters described in (a) item 4 of this Note 14b are recorded in Wealth Management, (b) item 7 of this Note 14b are recorded in Wealth Management Americas, (c) items 11 and 12 of this Note 14b are recorded in the Investment Bank, (d) items 3 and 10 of this Note 14b are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this Note 14b are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 9 of this Note 14b are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in item 5 of this Note 14b are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this Note 14b are allocated between the Investment Bank and Corporate Center—Core Functions.

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the court ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS has appealed the determination of the bail amount. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at 30 June 2014.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning

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certain matters relating to our past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement includes a payment of approximately EUR 302 million, and a provision in that amount is reflected on our balance sheet at 30 June 2014. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014, through 22 July	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	0	0		3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801
Total	122	205	368	1,084	1,404	618	332	4,132

1  Loans submitted by multiple counterparties are counted only once.

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of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 22 July 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2013	807
Balance as of 31 March 2014	819
Increase in provision recognized in the income statement	0
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(2)
Balance as of 30 June 2014	817

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of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, our balance sheet at 30 June 2014 reflected a provision of USD 817 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS has received requests from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the US Department of Justice, Criminal Division, Fraud Section), the SEC and other governmental authorities for information relating to its practices in connection with purchases and sales of mortgage-backed securities. We are cooperating with the authorities in these matters, which are in an early stage. Numerous other banks reportedly have received similar requests.

3. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

4. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these

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actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

5. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which are not effective until appeals are exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. In May 2014, UBS closed a civil settlement with Calabria.

6. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and is scheduled to finish at the end of July 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

7. Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 600 million filed by clients in Puerto

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Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

8. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the US Department of Justice (DOJ), the US Commodity Futures Trading Commission (CFTC), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), and the Hong Kong Monetary Authority (HKMA). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into a non-prosecution agreement (NPA) with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS

150

Financial information

Note 14 Provisions and contingent liabilities (continued)

personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (ASIC) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, the Swiss Competition Commission (WEKO) and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between April 15, 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

151

Notes to the interim consolidated financial statements

Note 14 Provisions and contingent liabilities (continued)

9. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2014 reflected a provision with respect to matters described in this item 9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

10. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In 2013, approximately BRL 128 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government in 2013.

Our balance sheet at 30 June 2014 reflected a provision with respect to matters described in this item 10 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

11. Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief.

12. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the New York Attorney General and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS is among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favored high-frequency trading firms at the expense of other market participants, in violation of the federal securities laws. The litigation is in the very early stages.

152

Financial information

Note 15 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.14			31.3.14			31.12.13
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,994	(592)	6,402	7,518	(626)	6,892	7,731	(670)	7,061
Performance guarantees and similar instruments	3,334	(751)	2,583	3,378	(712)	2,666	3,423	(706)	2,717
Documentary credits	7,357	(1,552)	5,804	7,321	(1,590)	5,731	7,644	(1,599)	6,044
Total guarantees	17,684	(2,895)	14,789	18,217	(2,928)	15,289	18,798	(2,975)	15,823

Commitments
Loan commitments	52,064	(1,178)	50,886	56,856	(1,246)	55,610	54,913	(1,227)	53,686
Underwriting commitments	1,243	(256)	987	1,701	(316)	1,385	760	(225)	535
Total commitments	53,307	(1,434)	51,873	58,557	(1,562)	56,995	55,673	(1,452)	54,221

Forward starting transactions[1]
Reverse repurchase agreements	22,515			20,882			9,376
Securities borrowing agreements	150			251			46
Repurchase agreements	18,587			12,263			8,191

1  Cash to be paid in the future by either UBS or the counterparty.

Note 16 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring, temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Wealth Management	38	40	50	78	75
Wealth Management Americas	7	10	10	18	20
Retail & Corporate	13	15	13	27	28
Global Asset Management	2	4	14	6	17
Investment Bank	27	124	31	151	37
Corporate Center	2	11	23	13	208
of which: Core Functions	4	2	5	6	2
of which: Non-core and Legacy Portfolio	(2)	9	18	7	206
Total net restructuring charges	89	204	140	293	386
of which: personnel expenses	28	133	96	161	82
of which: general and administrative expenses	60	63	42	123	266
of which: depreciation and impairment of property and equipment	1	7	3	8	38
of which: amortization and impairment of intangible assets	0	1	0	1	0

153

Notes to the interim consolidated financial statements

Note 16 Changes in organization (continued)

Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Salaries and variable compensation	37	131	91	168	74
Contractors	8	1	1	9	1
Social security	1	0	3	2	4
Pension and other post-employment benefit plans	(19)	(1)	(1)	(19)	0
Other personnel expenses	1	0	2	2	3
Total net restructuring charges: personnel expenses	28	133	96	161	82
Net restructuring charges by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
Occupancy	14	11	16	25	16
Rent and maintenance of IT and other equipment	2	1	1	3	1
Administration	0	1	1	1	1
Travel and entertainment	3	2	1	5	1
Professional fees	37	19	18	56	18
Outsourcing of IT and other services	20	12	3	32	3
Other[1]	(15)	17	2	3	226
Total net restructuring charges: general and administrative expenses	60	63	42	123	266

1  Mainly comprised of onerous real estate lease contracts.

Note 17 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs.

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.6.14	31.3.14	30.6.13	30.6.14	31.3.14	30.6.13	30.6.14	30.6.13
1 USD	0.89	0.88	0.94	0.89	0.89	0.94	0.89	0.94
1 EUR	1.21	1.22	1.23	1.22	1.22	1.23	1.22	1.23
1 GBP	1.52	1.47	1.44	1.50	1.48	1.45	1.49	1.44
100 JPY	0.88	0.86	0.95	0.87	0.87	0.95	0.87	0.97

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

154

1.4	Extract from the Form 6-K of UBS filed on 29 September 2014

The following pages contain an extract from the report of foreign private issuer pursuant to rule 13a-16 or 15d-16 under the US Securities Exchange Act of 1934, relating to certain updated information regarding the Group, that UBS will file on Form 6-K with the US Securities and Exchange Commission on 29 September 2014.

This document is an excerpt of the report of foreign private issuer pursuant to rule 13a-16 or 15d-16 under the US Securities Exchange Act of 1934, relating to certain updated information regarding the Group, that UBS AG will file on Form 6-K with the U.S. Securities and Exchange Commission on 29 September 2014.

I. RISK FACTORS

This section describes the principal risk factors associated with an investment in the UBS Group Shares and the securities of UBS and UBS Group. Holders of such securities and prospective investors of such securities should carefully consider the risks described below. The occurrence of one or more of these risks alone or in combination with other circumstances may have a material adverse effect on our ability to execute our strategy, on our business activities, financial condition, results of operations and prospects and cause the market price of such securities to decline. In such case, prospective investors could lose all or part of their investment. Because the business of a broad-based international financial services firm such as UBS is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which we are not presently aware or which we currently do not consider to be material could also impact our ability to execute our strategy and affect our business activities, financial condition, results of operations and prospects. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their consequences.

Risks relating to UBS’s business activity

Regulatory and legislative changes may adversely affect our business and ability to execute our strategic plans

Fundamental changes in the laws and regulations affecting financial institutions can have a material and adverse effect on our business. In the wake of the 2007–2009 financial crisis and the following instability in global financial markets, regulators and legislators have proposed, have adopted, or are actively considering, a wide range of changes to these laws and regulations. These measures are generally designed to address the perceived causes of the crisis and to limit the systemic risks posed by major financial institutions. They include the following:

–         significantly higher regulatory capital requirements;

–         changes in the definition and calculation of regulatory capital;

–         changes in the calculation of risk-weighted assets (“RWA”);

–         the introduction of a more demanding leverage ratio;

–         new or significantly enhanced liquidity requirements;

–         requirements to maintain liquidity and capital in jurisdictions in which activities are conducted and booked;

–         limitations on principal trading and other activities;

–         new licensing, registration and compliance regimes;

–         limitations on risk concentrations and maximum levels of risk;

–         taxes and government levies that would effectively limit balance sheet growth or reduce the profitability of trading and other activities;

–         cross-border market access restrictions;

–         a variety of measures constraining, taxing or imposing additional requirements relating to compensation;

–         adoption of new liquidation regimes intended to prioritize the preservation of systemically significant functions;

–         requirements to adopt structural and other changes designed to reduce systemic risk and to make major financial institutions easier to manage, restructure, disassemble or liquidate, including ring-fencing certain activities and operations within separate legal entities; and

–         requirements to adopt risk governance structures at a local jurisdiction level.

Many of these measures have been adopted and their implementation had a material effect on our business. Others will be implemented over the next several years; some are subject to legislative action or to further rulemaking by regulatory authorities before final implementation. As a result, there remains a high level of uncertainty regarding a number of the measures referred to above, including whether (or the form in which) they will be adopted, the timing and content of implementing regulations and interpretations and/or the dates of their effectiveness. The implementation of such measures and further, more restrictive changes may materially affect our business and ability to execute our strategic plans.

Notwithstanding attempts by regulators to coordinate their efforts, the measures adopted or proposed differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. The absence of a coordinated approach, moreover, disadvantages institutions headquartered in jurisdictions that impose relatively more stringent standards. Switzerland has adopted capital and liquidity requirements for its major international banks that are the strictest among the major financial centers. This could disadvantage Swiss banks such as UBS when they compete with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

Regulatory and legislative changes in Switzerland

In September 2011, the Swiss Parliament adopted the “too-big- to-fail” (“TBTF”) law to address the issues posed by large banks. The law became effective on 1 March 2012. Accordingly, Swiss regulatory changes have generally proceeded more quickly than those in other major jurisdictions, and the FINMA, the Swiss National Bank (“SNB”) and the Swiss Federal Council are implementing requirements that are significantly more onerous and restrictive for major Swiss banks, such as UBS, than those adopted or proposed by regulatory authorities in other major global financial centers.

Capital regulation: The provisions of the revised banking ordinance and capital adequacy ordinance implementing the Basel III capital standards and the Swiss TBTF law became effective on 1 January 2013. As a systemically relevant Swiss bank, we are subject to base capital requirements, as well as a “progressive buffer” that scales with the Group’s total exposure (a metric that is based on our balance sheet size) and market share in Switzerland. In addition, the Swiss governmental authorities have the authority to impose an additional countercyclical buffer capital requirement of up to 2.5% of RWA. This authority has been exercised to impose an additional capital charge of 1% in respect of RWA arising from Swiss residential mortgage loans (increasing to 2% effective from the end of June 2014). In addition, UBS and the FINMA have mutually agreed to an incremental operational capital requirement to be held against litigation, regulatory and similar matters and other contingent liabilities, which added CHF 22.5 billion to the our RWA at December 31, 2013. There can be no assurance that we will not in the future be subject to increases in capital requirements either from the imposition of additional requirements or changes in the calculation of RWA or other components of the existing minimum capital requirement.

Liquidity and funding: We are required to maintain a Liquidity Coverage Ratio (“LCR”) of high-quality liquid assets to estimated stressed short-term funding outflows and will be required to maintain a Net Stable Funding Ratio (“NSFR”) intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets. We currently calculate these ratios under supervisory guidance from the FINMA, as neither the international nor Swiss standards for the calculation of these requirements have been fully implemented. These requirements, together with liquidity requirements imposed by other jurisdictions in which we operate, will likely require us to maintain substantially higher levels of overall liquidity. Increased capital requirements and higher liquidity requirements make certain lines of business less attractive and may reduce our overall ability to generate profits. The LCR and NSFR calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in a market or firm-specific stress situation. There can be no assurance that in an actual stress situation our funding outflows would not exceed the assumed amounts

Resolution planning and resolvability: The revised banking act and capital adequacy ordinances provide the FINMA with additional powers to intervene to prevent a failure or resolve a failing financial institution. These measures may be triggered when certain thresholds are breached and permit the exercise of considerable discretion by the FINMA in determining whether, when or in what manner to exercise such powers. In case of a threatened insolvency, the FINMA may impose more onerous requirements on us, including restrictions on the payment of dividends and interest. Although the actions that the FINMA may take in such circumstances are not yet defined, we could be required directly or indirectly, for example, to alter our legal structure (e.g. to separate lines of business into dedicated entities, with limitations on intra-group funding and certain guarantees), or to further reduce business risk levels in some manner. The banking act also provides the FINMA with the ability to extinguish or convert to common equity the liabilities of a bank in connection with its resolution.

Swiss TBTF requirements require systemically important banks, including the Group, to put in place viable emergency plans to preserve the operation of systemically important functions despite a failure of the institution, to the extent that such activities are not sufficiently separated in advance. The Swiss TBTF law provides for the possibility of a limited reduction of capital requirements for systemically important institutions that adopt measures to reduce resolvability risk beyond what is legally required. Such actions would likely include an alteration of the legal structure of a bank group in a manner that would insulate parts of the group to exposure from risks arising from other parts of the group thereby making it easier to dispose of certain parts of the group in a recovery scenario, to liquidate or dispose of certain parts of the group in a resolution scenario or to execute a debt bail-in. In addition to the exchange offer, the Group has already announced a series of measures to improve the resolvability of the Group:

—

We plan to establish a new banking subsidiary of UBS in Switzerland and have filed a formal application for a banking license in the third quarter of 2014. The subsidiary, which will be named UBS Switzerland AG, will include our Retail & Corporate business division and the Swiss-booked business within our Wealth Management business division. We continue to expect to implement this change in a phased approach starting in mid-2015. This structural change remains subject to a number of uncertainties that may affect its feasibility and scope.

—

In the United Kingdom, and in consultation with the U.K. and Swiss regulators, we have implemented the first stages of a revised business and operating model for UBS Limited in the second quarter of 2014. This will result in UBS Limited bearing and retaining a greater degree of the risk and reward of its business activities. We have increased the capitalisation of UBS Limited accordingly.

—

In the United States, we will implement new rules for foreign banks promulgated by the Federal Reserve Board under Sections 165 and 166 of Dodd-Frank that will require an intermediate holding company to own all of its operations other than U.S. branches of UBS by July 1, 2016. As a result, we will designate an intermediate holding company to hold all U.S. subsidiaries of UBS.

These structural changes have been discussed with the FINMA and other regulatory authorities. The dialogue with regulators will continue and the changes remain subject to some uncertainties that may affect their feasibility, scope or timing. We may consider further changes to the legal structure of the Group in response to regulatory requirements in Switzerland or in other countries in which we operate, including to improve the resolvability of the Group, to respond to Swiss and other capital requirements (including seeking potential rebate on the progressive buffer requirement as applied to us) and to respond to regulatory required changes in legal structure. Movement of businesses to a new subsidiary (“subsidiarization”) will require significant time and resources to implement. Subsidiarization in Switzerland and elsewhere may create operational, capital, funding and tax inefficiencies and increase the Group’s and counterparties’ credit risk. Refer to “Regulatory and legislative changes outside Switzerland” for a description of other regulatory and legislative developments that may affect these decisions and further discussion of these risks.

In September 2013, the Swiss National Council approved two motions for the mandatory structural reform of banks in Switzerland that would, if also adopted by the Council of States, result in the submission to Parliament of a law requiring the separation of certain investment banking activities from systemically relevant activities, such as retail and commercial banking. No date has been set for the debate. It is unclear whether, when and in what form such a law will be adopted.

Market regulation: The Swiss government is working on fundamentally reviewing the rules on market infrastructure and on the relationship between us and our clients. These laws may, if enacted, have a material impact on the market infrastructure that we use, available platforms, collateral management and the way we interact with clients. In addition, these initiatives may cause us to incur material implementation costs.

Regulatory and legislative changes outside Switzerland

Regulatory and legislative changes in other locations in which we operate may subject us to a wide range of new restrictions both in individual jurisdictions and, in some cases, globally.

Banking structure and activity limitations: Some of these regulatory and legislative changes may subject us to requirements to move activities from UBS branches into subsidiaries. Such “subsidiarization” can create operational, capital and tax inefficiencies, increase our aggregate credit exposure to counterparties as they transact with multiple UBS AG affiliates, expose our businesses to higher local capital requirements, and potentially give rise to client and counterparty concerns about the credit quality of individual subsidiaries. Such changes could also negatively impact our funding model and severely limit our booking flexibility.

For example, we have significant operations in the U.K. and currently use UBS AG’s London branch as a global booking center for many types of products. We are being required by the U.K. Prudential Regulatory Authority (“PRA”) and by the FINMA to increase very substantially the capitalization of our U.K. bank subsidiary, UBS Limited, and expect to be required to change our booking practices to reduce or even eliminate our utilization of UBS AG’s London branch as a global booking center for the ongoing business of the Investment Bank. In addition, the U.K. Independent Commission on Banking has recommended structural and non-structural reforms of the banking sector, most of which have been endorsed by the U.K. government and implemented in the Financial Services (Banking Reform) Act. Key measures proposed include the ring-fencing of retail banking activities in the U.K. (which we do not expect to impact us directly), additional common equity tier 1 capital requirements of up to 3% of RWA for retail banks, and the issuance by U.K. banks of debt subject to “bail-in” provisions. Furthermore, the European Commission’s recent proposals in light of the Liikanen report issued in October 2012, which contains the recommendations of the European Commission’s High-level Expert Group on reforming the structure of the EU banking sector, also advocate a Volcker Rule-style prohibition on proprietary trading together with a separation of trading from banking activities. The applicability and implications of such changes to branches and subsidiaries of foreign banks are not yet entirely clear, but they could have a material effect on our businesses located or booked in the U.K.

In February 2014, the Federal Reserve Board issued final rules for foreign banking organizations (“FBO”) operating in the U.S. (under section 165 of Dodd-Frank) that include the following: (i) a requirement for FBO with more than USD 50 billion of U.S.

non-branch assets to establish an intermediate holding company (“IHC”) to hold all U.S. subsidiary operations, (ii) risk-based capital and leverage requirements for the IHC, (iii) liquidity requirements, including a 30-day onshore liquidity requirement for the IHC, (iv) risk management requirements including the establishment of a risk committee and the appointment of a U.S. chief risk officer, (v) stress test and capital planning requirements and (vi) a debt-to-equity limit for institutions that pose “a grave threat” to U.S. financial stability. Requirements differ based on the overall size of the foreign banking organization and the amount of its U.S.-based assets. We expect that we will be subject to the most stringent requirements based on our current operations. We will have until 1 July 2016 to establish an IHC and meet many of the new requirements. We must submit an implementation plan by 1 January 2015 and the IHC will not need to comply with the U.S. leverage ratio until 1 January 2018.

U.S. regulators published final regulations implementing the Volcker Rule in December 2013 and generally extended until 2015 the time to conform to this rule and the related regulations. In general, the Volcker Rule prohibits any banking entity from engaging in proprietary trading and from owning interests in hedge funds and other private fund vehicles. The Volcker Rule also broadly limits investments and other transactional activities between a bank and funds that the bank has sponsored or with which the bank has certain other relationships. The Volcker Rule permits us and other non-U.S. banking entities to engage in certain activities that would otherwise be prohibited to the extent that they are conducted solely outside the U.S. and certain other conditions are met. One impact will be the need to establish an extensive global compliance framework designed to ensure compliance with the Volcker Rule and the terms of the available exemptions. Moreover, the Volcker Rule could have an impact on the way in which we organize and conduct certain business lines. We continue to evaluate the final rule and its impact on our activities. The Volcker Rule could have a substantial impact on market liquidity and the economics of market-making activities.

OTC derivatives regulation: In 2009, the G20 countries committed to require all standardized over-the-counter (“OTC”) derivative contracts to be traded on exchanges or trading facilities and cleared through central counterparties by the end of 2012. This commitment is being implemented through Dodd-Frank in the U.S. and corresponding legislation in the European Union, Switzerland and other jurisdictions, and will have a significant impact on our OTC derivatives business, which is conducted primarily in the Investment Bank. For example, we expect that, as a rule, the shift of OTC derivatives trading to a central clearing model will tend to reduce profit margins in these products, although some market participants may be able to offset this effect with higher trading volumes in commoditized products. Although we are preparing for these thematic market changes, they are likely to reduce the revenue potential of certain lines of business for market participants generally, and we may be adversely affected.

UBS AG was registered as a swap dealer with the Commodity Futures Trading Commission (“CFTC”) in the U.S. at the end of 2012, enabling the continuation of swaps business with U.S. persons. We also expect that UBS AG will be required to register as a securities-based swap dealer with the U.S. Securities and Exchange Commission (“SEC”). Regulations issued by the CFTC impose substantial new requirements on registered swap dealers for clearing, trade execution, transaction reporting, recordkeeping, risk management and business conduct. Certain of the CFTC’s regulations, including those relating to swap data reporting, recordkeeping, compliance and supervision, are expected to apply to UBS AG globally. In July 2013, the CFTC approved final cross-border guidance that defines the extraterritorial application of its swaps regulations. This guidance may allow non-U.S. swap dealers, such as UBS AG, to operate on the basis of “substituted compliance”, under which they may comply with home country requirements instead of the corresponding CFTC requirements if the CFTC determines the home country requirements to be “comprehensive and comparable.” In December 2013, the CFTC issued comparability determinations for Switzerland (as well as the home countries of certain other non-U.S. swap dealers) that will allow us to comply with relevant Swiss regulations instead of CFTC requirements for many, but not all, of the CFTC regulations for which substituted compliance is available. While the CFTC deferred a comparability determination on swap data reporting requirements as we continue to review the issue, it granted reporting no-action relief that allows UBS (and other non-U.S. swap dealers) to delay reporting transactions with non-U.S. persons for several months. The CFTC’s regulations will apply to swaps between non-U.S. persons and non-U.S. swap dealers when U.S. personnel are involved, but in January 2014, the CFTC delayed the applicability of U.S. regulations in this context until 15 September 2014, giving additional time for foreign swap dealers to comply with U.S. requirements relating to transactions with non-U.S. persons conducted from the U.S. Application of these requirements to our swaps business with non-U.S. persons continues to present a substantial implementation burden, will likely duplicate or conflict with legal requirements applicable to us outside the U.S. and may place us at a competitive disadvantage to firms that are not CFTC-registered swap dealers.

Regulation of cross-border provision of financial services: In many instances we provide services on a cross-border basis and are therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the European Union (“EU”) to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities on the basis of some notion of comity (e.g. substituted compliance, equivalence determination). While the issuance of such determinations in particular jurisdictions may ensure market access for us to those jurisdictions, a negative determination in other jurisdictions may negatively influence our ability to act as a global firm. In addition, as jurisdictions tend to apply such determinations on a jurisdictional level rather than on an entity level, we will generally need to rely on jurisdictions’ willingness to collaborate.

Resolution and recovery; bail-in

We are currently required to produce recovery and resolution plans in the U.S., the U.K., Switzerland and Germany and are likely to face similar requirements for our operations in other jurisdictions, including our operations in the EU as a whole, as part of the proposed EU Bank Recovery and Resolution Directive. Resolution plans may increase the pressure on us to make structural changes, such as the creation of separate legal entities, if the resolution plan in any jurisdiction identifies impediments that are not acceptable to the relevant regulators. Such structural changes may negatively impact our ability to benefit from synergies between business units, and if they include the creation of separate legal entities, may have the other negative consequences mentioned above with respect to subsidiarization more generally.

In addition, a number of jurisdictions, including Switzerland, the U.S., the U.K. and the EU, have implemented or are considering implementing changes that would allow resolution authorities to write down or convert into equity unsecured debt to effectuate a so-called “bail-in.” Some jurisdictions are also considering adopting requirements that regulated firms maintain specified amounts of unsecured debt that could increase loss-absorbing capacity. The scope of bail-in authority and the legal mechanisms that would be utilized for the purpose are subject to a great deal of development and interpretation. Depending upon the outcome, bail-in authority may have a significant effect on our funding costs.

Possible consequences of regulatory and legislative developments

The planned and potential regulatory and legislative developments in Switzerland and in other jurisdictions in which we have operations may have a material adverse effect our ability to execute our strategic plans, on the profitability or viability of certain business lines globally or in particular locations, and in some cases on our ability to compete with other financial institutions. The developments are likely to be costly to implement and could also have a negative impact on our legal structure or business model, potentially generating capital inefficiencies and resulting in an impact on our profitability. Finally, the uncertainty related to or the implementation of legislative and regulatory changes may have a negative impact on our relationships with clients and our success in attracting client business.

Our capital strength is important in supporting our strategy, client franchise and competitive position

Our capital position, as measured by the fully applied common equity tier 1 and total capital ratios under Basel III requirements, is determined by: (i) RWA (credit, non-counterparty related, market and operational risk positions, measured and risk-weighted according to regulatory criteria); and (ii) eligible capital. Both RWA and eligible capital may fluctuate based on a number of factors. RWA are driven by our business activities and by changes in the risk profile of our exposures, as well as regulatory requirements. For instance, substantial market volatility, a widening of credit spreads (the major driver of our value-at-risk), adverse currency movements, increased counterparty risk, a deterioration in the economic environment, or increased operational risk could result in a rise in RWA. Eligible capital would be reduced if we experience net losses or losses through other comprehensive income, as determined for the purpose of the regulatory capital calculation, which may also render it more difficult or more costly for us to raise new capital. In addition, eligible capital can be reduced for a number of other reasons, including certain reductions in the ratings of securitization exposures, acquisitions and divestments changing the level of goodwill, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities recognized in other comprehensive income. Any such increase in RWA or reduction in eligible capital could materially reduce our capital ratios.

Risks captured in the operational risk component of RWA have become increasingly significant as a component of our overall RWA as a result of significant reductions in market and credit risk RWA, as we execute our strategy, and increased operational risk charges arising from operational risk events (including charges arising from litigation, regulatory and similar matters). We have agreed with the FINMA on a supplemental analysis that will be used to calculate an incremental operational risk capital charge to be held for litigation, regulatory and similar matters and other contingent liabilities. The incremental RWA calculated based on this supplemental analysis as of 31 December 2013 was CHF 22.5 billion. Future developments in and the ultimate elimination of the incremental RWA attributable to the supplemental analysis will depend on provisions charged to earnings for litigation, regulatory and similar matters and other contingent liabilities and on developments in these matters. There can be no assurance that we will be successful in addressing these matters and reducing or eliminating the incremental operational risk component of RWA.

The required levels and calculation of our regulatory capital and the calculation of our RWA are also subject to changes in regulatory requirements or their interpretation, as well as the exercise of regulatory discretion. Changes in the calculation of RWA under Basel III and Swiss requirements (such as the revised treatment of certain securitization exposures under the Basel III framework) have significantly increased the level of our RWA and, therefore, have adversely affected our capital ratios. We have achieved substantial reductions in RWA, in part to mitigate the effects of increased capital requirements. However, there is a risk that we will not be successful in pursuing our plans to further reduce RWA, either because we are unable to carry out fully the actions we have planned or because other business or regulatory developments or actions to some degree counteract the benefit of our actions.

In addition to the risk-based capital requirements, we are subject to a minimum leverage ratio requirement for Swiss systemically relevant banks. The leverage ratio operates separately from the risk-based capital requirements, and, accordingly, under certain circumstances could constrain our business activities even if we are able to satisfy other risk-based capital requirements. We have achieved substantial reductions in our balance sheet size and anticipate further reductions as we wind down our Non-core and Legacy Portfolio positions. These reductions would improve our leverage ratio and contribute to our ability to comply with the more stringent leverage ratio requirements scheduled to become effective in future years. There can be no assurance that these plans will be executed successfully. There is also a risk that the minimum leverage ratio requirement will be increased significantly beyond the levels currently scheduled to come into effect, making it more difficult for us to satisfy the requirements without adversely affecting certain of our businesses.

Changes in the Swiss requirements for risk-based capital or leverage ratios, whether pertaining to the minimum levels required for large Swiss banks or to the calculation thereof, could have a material adverse effect on our business and could affect our competitive position internationally compared with institutions that are regulated under different regimes.

We may not be successful in completing our announced strategic plans or in implementing changes in our businesses to meet changing market, regulatory and other conditions

In October 2012, we announced a significant acceleration in the implementation of our strategy. The strategy includes transforming our Investment Bank to focus it on its traditional strengths, very significantly reducing Basel III RWA and further strengthening our capital position, and significantly reducing costs and improving efficiency across the Group. We have made significant progress in implementing the strategy and as of the end of 2013 are ahead of the majority of our performance targets. On May 6, 2014, we provided an update on the execution of our strategy and updated several of our annual performance targets. There continues to be a risk that we will not be successful in completing the execution of our plans, or that our plans may be delayed or that the effects of our plans may differ from those intended.

Although we have substantially reduced the RWA and balance sheet usage associated with our Non-core and Legacy Portfolio positions, there can be no assurance we will be able to exit them as quickly as our plans suggest or that we will not incur significant losses in doing so. The continued illiquidity and complexity of many of the legacy risk positions in particular could make it difficult to sell or otherwise exit these positions and reduce the RWA and the balance sheet usage associated with these exposures. At the same time, our strategy rests heavily on our ability to reduce those RWA and balance sheet usage in order to meet our future capital targets and requirements without incurring unacceptable losses.

As part of our strategy, we have underway a program to achieve significant incremental cost reductions. The success of our strategy and our ability to reach certain of the targets we have announced depends heavily on the effectiveness of the cost reduction and efficiency measures we are able to carry out. As is often the case with major cost reduction and efficiency programs, our plans involve significant risks. Included among these are the risks that restructuring costs may be higher and may be recognized sooner than we have projected and that we may not be able to identify feasible cost reduction opportunities at the level of our objective that are also consistent with our business goals. In addition, when we implement our cost reduction and efficiency programs we may experience unintended consequences such as the loss or degradation of capabilities that we need in order to maintain our competitive position and achieve our targeted returns.

We are exposed to possible outflows of client assets in our asset-gathering businesses and to changes affecting the profitability of our Wealth Management business division, and we may not be successful in implementing the business changes needed to address them. We experienced substantial net outflows of client assets in our wealth management and asset management businesses in 2008 and 2009. The net outflows resulted from a number of different factors, including our substantial losses, the damage to our reputation, the loss of client advisers, difficulty in recruiting qualified client advisors and tax, legal and regulatory developments concerning our cross-border private banking business.

Many of these factors have been successfully addressed. Our Wealth Management and Wealth Management Americas business divisions recorded substantial net new money inflows in 2013. Long-term changes affecting the cross-border private banking business model will, however, continue to affect client flows in the Wealth Management business division for an extended period of time. One of the important drivers behind the longer-term reduction in the amount of cross-border private banking assets, particularly in Europe but increasingly also in other regions, is the heightened focus of fiscal authorities on cross-border investments. Changes in local tax laws or regulations and their enforcement may affect the ability or the willingness of our clients to do business with us or the viability of our strategies and business model. In 2012 and 2013, we experienced net withdrawals in our Swiss booking center from clients domiciled elsewhere in Europe, in many cases related to the negotiation of tax treaties between Switzerland and other countries, including the treaty with Germany that was ultimately not ratified by Germany.

The net new money inflows in recent years in our Wealth Management business division have come predominantly from clients in Asia Pacific and in the ultra-high net worth segment globally. Over time, inflows from these lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular cross-border European clients. This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of our revenues than in the past, put downward pressure on our return on invested assets and adversely affect the profitability of our Wealth Management business division. We have implemented changes in our product offerings and service improvements, and will continue our efforts to adjust to client trends and market dynamics as necessary, in an effort to overcome the effects of these changes in the business mix on our profitability, but there can be no assurance that we will be able to counteract those effects. In addition, we have made changes to our business offerings and pricing practices in line with the Swiss Supreme Court case concerning “retrocessions” (fees paid to a bank for distributing third-party and intra-group investment funds and structured products) and other industry developments. These changes may adversely affect our margins on these products and the current offering may be less attractive to clients than the products it replaces. There can be no assurance that we will be successful in our efforts to offset the adverse impact of these trends and developments.

Global Asset Management experienced net outflows of client assets in 2012 and 2013. Further net outflows of client assets could adversely affect the results of this business division.

Material legal and regulatory risks arise in the conduct of the Group’s business

The nature of our business subjects us to significant regulatory oversight and liability risk. As a global financial services firm operating in more than 50 countries, we are subject to many different legal, tax and regulatory regimes. We are involved in a variety of claims, disputes, legal proceedings and government investigations in jurisdictions where we are active. These proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties, in addition to potential regulatory restrictions on our businesses. The outcome of most of these matters, and their potential effect on our future business or financial results, is extremely difficult to predict.

In December 2012, we announced settlements totaling approximately CHF 1.4 billion in fines by and disgorgements to U.S., U.K. and Swiss authorities to resolve investigations by those authorities relating to LIBOR and other benchmark interest rates. We entered into a non-prosecution agreement with the U.S. Department of Justice (“DOJ”) and UBS Securities Japan Co. Ltd. also pled guilty to one count of wire fraud relating to the manipulation of certain benchmark interest rates. The settlements do not resolve investigations by other authorities or civil claims that have been or may in the future be asserted by private and governmental claimants with respect to submissions for LIBOR or other benchmark interest rates. The extent of our financial exposure to these remaining matters is extremely difficult to estimate and could be material.

UBS settlements with governmental authorities in connection with LIBOR and benchmark interest rates starkly illustrate the much-increased level of financial and reputational risk now associated with regulatory matters in major jurisdictions. Very large fines and disgorgement amounts were assessed against UBS, and the guilty plea of a UBS subsidiary was required, in spite of our full cooperation with the authorities in the investigations relating to LIBOR and other benchmark interest rates, and in spite of our receipt of conditional leniency or conditional immunity from antitrust authorities in a number of jurisdictions, including the U.S. and Switzerland. We understand that, in determining the consequences to us, the authorities considered the fact that we have in the recent past been determined to have engaged in serious misconduct in several other matters. The heightened risk level was further illustrated by the European Commission (“EC”) announcement in December 2013 of fines against other financial institutions related to its Yen Interest Rate Derivatives (“YIRD”) investigation. The EC stated that UBS would have been subject to fines of approximately EUR 2.5 billion had UBS not received full immunity for disclosing to the EC the existence of infringements relating to YIRD. Recent resolution of enforcement matters involving other financial institutions further illustrates the continued increase in the financial and other penalties, reputational risk and other consequences of regulatory matters in major jurisdictions, particularly the U.S., and the resulting difficulty in predicting in this environment the financial and other terms of resolutions of pending government investigations and similar proceedings. In recent months, Credit Suisse AG (CS) and BNP Paribas (BNPP) each pleaded guilty to criminal charges in the United States and simultaneously entered into settlement with other U.S. agencies, including the Board of Governors of the Federal Reserve System and the New York Department of Financial Services (DFS). These resolutions involved the payment of substantial penalties (USD 1.8 billion in the case of CS and USD 8.8 billion in the case of BNPP), agreements with respect to future operation of their business and actions with respect to relevant personnel. In the case of BNPP, the DFS suspended for a one-year period BNPP’s ability to conduct through its New York branch business activity related to the business line that gave rise to the illegal conduct, namely U.S. dollar clearing for specified BNPP business units. In addition, the DOJ recently announced a USD 7 billion settlement with Citigroup, including a USD 4 billion civil penalty, to resolve federal and state claims relating to Citigroup’s conduct in packaging, marketing, issuing and selling residential mortgage-backed securities. Under the settlement, Citigroup is also required to provide relief to consumers who were harmed by its conduct.

UBS continues to be subject to a large number of claims, disputes, legal proceedings and government investigations, including the matters described in the notes to the financial statements included herein. and expects that its ongoing business activities will continue to give rise to such matters in the future. The extent of UBS’s financial exposure to these and other matters is material and could substantially exceed the level of provisions that UBS has established for litigation, regulatory and similar matters. UBS is not able to predict the financial and other terms on which some of these matters may be resolved. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement between UBS entered into with the DOJ in connection with LIBOR ( the “NPA”) may be terminated by the DOJ if the UBS Group commits any US crime or otherwise fails to comply with the NPA and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS.

Under the NPA we entered into in connection with the LIBOR matter, we have agreed, among other things, that, for two years from 18 December 2012, we will not commit any U.S. crime, and we will advise the DOJ of all potentially criminal conduct by us or any of our employees relating to violations of U.S. laws concerning fraud or securities and commodities markets. We are also obligated to continue to cooperate fully with the DOJ. Failure to comply with these obligations could result in termination of the non-prosecution agreement and potential criminal prosecution in relation to the matters covered by the non-prosecution agreement. As a result of this history and our ongoing obligations under the non-prosecution agreement, our level of risk with respect to regulatory enforcement may be greater than that of some of our peer institutions.

Considering our overall exposures and the current regulatory and political climate affecting financial institutions, we expect charges associated with legal, regulatory and similar matters to remain at elevated levels through 2014.

Ever since our losses in 2007 and 2008, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility. While we believe that we have remediated the deficiencies that led to the material losses during the 2007–2009 financial crisis, the unauthorized trading incident announced in September 2011 and the LIBOR-related settlements of 2012, the effects of these matters on our reputation and relationships with regulatory authorities have proven to be more difficult to overcome. For example, following the unauthorized trading incident, the FINMA informed us that we would not be permitted to undertake acquisitions in our Investment Bank unit (unless the FINMA granted an exception), and that material new business initiatives in that unit would be subject to the FINMA oversight. We are determined to address the issues that have arisen in the above and other matters in a thorough and constructive manner. We are in active dialogue with our regulators concerning the actions that we are taking to improve our operational risk management and control framework, but there can be no assurance that our efforts will have the effects desired. Although the special restrictions mentioned above have recently been withdrawn by the FINMA, this example illustrates that difficulties associated with our relationships with regulatory authorities have the potential to adversely affect the execution of our business strategy.

Operational risks may affect our business

All of our businesses are dependent on our ability to process a large number of complex transactions across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities, including those arising from process error, failed execution, unauthorized trading, fraud, system failures, cyber-attacks, breaches of information security and failure of security and physical protection, are appropriately controlled.

For example, cyber-crime is a fast growing threat to large organizations that rely on technology to support their business, like us. Cyber-crime can range from internet-based attacks that interfere with the organizations’ internet websites, to more sophisticated crimes that target the organizations, as well as their clients, and seek to gain unauthorized access to technology systems in efforts to disrupt business, steal money or obtain sensitive information.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been fighting money laundering and terrorist financing. Regulations applicable to us and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences, both in legal terms and in terms of our reputation.

Although we are continuously adapting our capability to detect and respond to the risks described above, if our internal controls fail or prove ineffective in identifying and remedying them, we could suffer operational failures that might result in material losses, such as the loss from the unauthorized trading incident announced in September 2011.

Participation in high-volume and high-frequency trading activities, even in the execution of client-driven business, can also expose us to operational risks. Our loss in 2012 relating to the Facebook initial public offering illustrates the exposure participants in these activities have to unexpected results arising not only from their own systems and processes but also from the behavior of exchanges, clearing systems and other third parties and from the performance of third-party systems.

Certain types of operational control weaknesses and failures could also adversely affect our ability to prepare and publish accurate and timely financial reports. We identified control deficiencies following the unauthorized trading incident announced in September 2011, and management determined that we had a material weakness in our internal control over financial reporting as of the end of 2010 and 2011, although this has not affected the reliability of our financial statements for either year.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services used by us or third parties with whom we conduct business.

Our reputation is critical to the success of our business

Our reputation is critical to the success of our strategic plans. Damage to our reputation can have fundamental negative effects on our business and prospects. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. This was demonstrated in recent years, as our very large losses during the financial crisis, the U.S. cross-border matter (relating to the governmental inquiries and investigations relating to our cross-border private banking services to U.S. private clients during the years 2000–2007 and the settlements entered into with U.S. authorities in respect to this matter) and other events seriously damaged our reputation. Reputational damage was an important factor in our loss of clients and client assets across our asset-gathering businesses, and contributed to our loss of and difficulty in attracting staff, in 2008 and 2009. These developments had short-term and also more lasting adverse effects on our financial performance, and we recognized that restoring our reputation would be essential to maintaining our relationships with clients, investors, regulators and the general public, as well as with our employees. More recently, the unauthorized trading incident announced in September 2011 and our involvement in the LIBOR matter also adversely affected our reputation. Any further reputational damage could have a material adverse effect on our operational results and financial condition and on our ability to achieve our strategic goals and financial targets.

Performance in the financial services industry is affected by market conditions and the macroeconomic climate

The financial services industry prospers in conditions of economic growth; stable geopolitical conditions; transparent, liquid and buoyant capital markets and positive investor sentiment. An economic downturn, continued low interest rates or weak or stagnant economic growth in our core markets, or a severe financial crisis can negatively affect our revenues and ultimately our capital base.

A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, changes in monetary or fiscal policy, trade imbalances, natural disasters, pandemics, civil unrest, war or terrorism. Because financial markets are global and highly interconnected, even local and regional events can have widespread impacts well beyond the countries in which they occur. A crisis could develop, regionally or globally, as a result of disruptions in emerging markets as well as developed markets that are susceptible to macroeconomic and political developments, or as a result of the failure of a major market participant. We have material exposures to a number of these markets, both as a wealth manager and as an investment bank. Moreover, our strategic plans depend more heavily upon our ability to generate growth and revenue in emerging markets, causing us to be more exposed to the risks associated with them. The continued absence of sustained and credible improvements to unresolved issues in Europe, continued U.S. fiscal and monetary policy issues, emerging markets fragility and the mixed outlook for global growth demonstrate that macroeconomic and political developments can have unpredictable and destabilizing effects. Adverse developments of these kinds have affected our businesses in a number of ways, and may continue to have further adverse effects on our businesses as follows:

–         a general reduction in business activity and market volumes, as we have recently experienced, affects fees, commissions and margins; local or regional economic factors, such as the ongoing European sovereign debt concerns, could also have an effect on us;

–         a market downturn is likely to reduce the volume and valuations of assets we manage on behalf of clients, reducing our asset- and performance-based fees;

–         the ongoing low interest rate environment will further erode interest margins in several of our businesses;

–         reduced market liquidity or volatility limits trading and arbitrage opportunities and impedes our ability to manage risks, impacting both trading income and performance-based fees;

–         deteriorating market conditions could cause a decline in the value of assets we own and account for as investments or trading positions;

–         worsening economic conditions and adverse market developments could lead to impairments and defaults on credit exposures and on trading and investment positions, and losses may be exacerbated by declines in the value of collateral we hold; and

–         if individual countries impose restrictions on cross-border payments or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the euro), we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be impeded in – or prevented from – managing our risks.

Because we have very substantial exposures to other major financial institutions, the failure of one or more of such institutions could have a material effect on us.

The developments mentioned above have in the past affected and could materially affect the performance of our business units and of UBS as a whole, and ultimately our financial condition. As discussed below, there is also a somewhat related risk that the carrying value of goodwill of a business unit might suffer impairments and deferred tax assets levels may need to be adjusted.

We hold legacy and other risk positions that may be adversely affected by conditions in the financial markets; legacy risk positions may be difficult to liquidate

We, like other financial market participants, were severely affected by the financial crisis that began in 2007. The deterioration of financial markets since the beginning of the crisis was extremely severe by historical standards, and we recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009. Although we have very significantly reduced our risk exposures starting in 2008, and more recently as we progress our strategy and focus on complying with Basel III capital standards, we continue to hold substantial legacy risk positions, primarily in our Non-core and Legacy Portfolio. In many cases these risk positions remain illiquid, and we continue to be exposed to the risk that the remaining positions may again deteriorate in value. In the fourth quarter of 2008 and the first quarter of 2009, certain of these positions were reclassified for accounting purposes from fair value to amortized cost; these assets are subject to possible impairment due to changes in market interest rates and other factors.

Moreover, we hold positions related to real estate in various countries, and could suffer losses on these positions. These positions include a very substantial Swiss mortgage portfolio. Although management believes that this portfolio has been very prudently managed, we could nevertheless be exposed to losses if the concerns expressed by the Swiss National Bank and others about unsustainable price escalation in the Swiss real estate market come to fruition. Other macroeconomic developments, such as the implications on export markets of any return of crisis conditions within the eurozone and the potential implications of the recent decision in Switzerland to reinstate immigration quotas for EU/EEA countries, could also adversely affect the Swiss economy, our business in Switzerland in general and, in particular, our Swiss mortgage and corporate loan portfolios.

In addition, we are exposed to risk in our prime brokerage, reverse repo and Lombard lending activities, as the value or liquidity of the assets against which we provide financing may decline rapidly.

Our global presence subjects us to risk from currency fluctuations

We prepare our consolidated financial statements in Swiss francs. However, a substantial portion of our assets, liabilities, invested assets, revenues and expenses are denominated in other currencies, particularly the U.S. dollar, the euro and the British pound. Accordingly, changes in foreign exchange rates, particularly between the Swiss franc and the U.S. dollar (U.S. dollar revenues account for the largest portion of our non-Swiss franc revenues) have an effect on our reported income and expenses, and on other reported figures such as other comprehensive income, invested assets, balance sheet assets, RWA and tier 1 capital. For example, in 2011 the strengthening of the Swiss franc, especially against the U.S. dollar and euro, had an adverse effect on our revenues and invested assets. Because exchange rates are subject to constant change, sometimes for completely unpredictable reasons, our results are subject to risks associated with changes in the relative values of currencies.

We are dependent upon our risk management and control processes to avoid or limit potential losses in our counterparty credit and trading businesses

Controlled risk-taking is a major part of the business of a financial services firm. Credit risk is an integral part of many of our retail, corporate, wealth management and Investment Bank activities, and our non-core activities transferred to Corporate Center – Non-core and Legacy Portfolio, including lending, underwriting and derivatives activities. Changes in interest rates, credit spreads, securities’ prices, market volatility and liquidity, foreign exchange levels and other market fluctuations can adversely affect our earnings. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns we generate. We must, therefore, diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme (stressed) conditions, when concentrations of exposures can lead to severe losses.

As seen during the financial crisis of 2007–2009, we are not always able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Value-at-risk, a statistical measure for market risk, is derived from historical market data, and thus by definition could not have anticipated the losses suffered in the stressed conditions of the financial crisis. Moreover, stress loss and concentration controls and the dimensions in which we aggregate risk to identify potentially highly correlated exposures proved to be inadequate. Notwithstanding the steps we have taken to strengthen our risk management and control framework, we could suffer further losses in the future if, for example:

–         we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

–         our assessment of the risks identified or our response to negative trends proves to be untimely, inadequate, insufficient or incorrect;

–         markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resultant environment is, therefore, affected;

–         third parties to whom we have credit exposure or whose securities we hold for our own account are severely affected by events not anticipated by our models, and accordingly we suffer defaults and impairments beyond the level implied by our risk assessment; or

–         collateral or other security provided by our counterparties proves inadequate to cover their obligations at the time of their default.

We also manage risk on behalf of our clients in our asset and wealth management businesses. The performance of assets we hold for our clients in these activities could be harmed by the same factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer reduced fee income and a decline in assets under management, or withdrawal of mandates.

If we decide to support a fund or another investment that we sponsors in our asset or wealth management businesses, we might, depending on the facts and circumstances, incur charges that could increase to material levels.

Investment positions, such as equity holdings made as a part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors. These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon. They are subject to a distinct control framework. Deteriorations in the fair value of these positions would have a negative impact on our earnings.

Valuations of certain positions rely on models; models have inherent limitations and may use inputs which have no observable source

If available, fair values of a financial instrument or non-financial asset or liability are determined using quoted prices in active markets for identical assets or liabilities. Where the market is not active, fair value is established using a valuation technique, including pricing models. Where available, valuation techniques use market observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar instruments in active markets, from recent prices for comparable transactions or from other observable market data. If market observable data is not available, we select non-market observable inputs to be used in our valuation techniques. We also use internally developed models. Such models have inherent limitations; different assumptions and inputs would generate different results, and these differences could have a significant impact on our financial results. We regularly review and update our valuation models to incorporate all factors that market participants would consider in setting a price, including factoring in current market conditions. Judgment is an important component of this process, and failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results. Moreover, evolving market practice may result in changes to valuation techniques that have a material impact on financial results. Changes in model inputs or calibration, changes in the valuation methodology incorporated in models, or failure to make the changes necessary to reflect evolving market conditions could have a material adverse effect on our financial results.

Liquidity and funding management are critical to our ongoing performance

The viability of our business depends upon the availability of funding sources, and our success depends upon our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions. A substantial part of our liquidity and funding requirements is met using short-term unsecured funding sources, including retail and wholesale deposits and the regular issuance of money market securities. The volume of our funding sources has generally been stable, but could change in the future due to, among other things, general market disruptions or widening credit spreads, which could also influence the cost of funding. A change in the availability of short-term funding could occur quickly.

Reductions in our credit ratings can increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and can affect the availability of certain kinds of funding. In addition, as we experienced in connection with Moody’s downgrading of our long-term rating in June 2012, rating downgrades can require us to post additional collateral or make additional cash payments under master trading agreements relating to our derivatives businesses. Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence and it is possible that rating changes could influence the performance of some of our businesses.

More stringent Basel III capital and liquidity requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. The addition of loss-absorbing debt as a component of capital requirements and potential future requirements to maintain senior unsecured debt that could be written down in an insolvency or other resolution of UBS, or a subsidiary, may increase our funding costs or limit the availability of funding of the types required.

We might be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees

The financial services industry is characterized by intense competition, continuous innovation, detailed (and sometimes fragmented) regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase. Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to them by devising and implementing adequate business strategies, adequately developing or updating our technology, particularly in trading businesses, or are unable to attract or retain the qualified people needed to carry them out.

The amount and structure of our employee compensation are affected not only by our business results but also by competitive factors and regulatory considerations. Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees, and may in turn negatively affect our business performance. We have made changes to the terms of compensation awards to reflect the demands of various stakeholders, including regulatory authorities and shareholders. These terms include the introduction of a deferred contingent capital plan with many of the features of the loss-absorbing capital that we have issued in the market but with a higher capital ratio write-down trigger, increased average deferral periods for stock awards, and expanded forfeiture provisions for certain awards linked to business performance. These changes, while intended to better align the interests of our staff with those of other stakeholders, increase the risk that key employees will be attracted by competitors and decide to leave us, and that we may be less successful than our competitors in attracting qualified employees. The loss of key staff and inability to attract qualified replacements, depending upon which and how many roles are affected, could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment.

In a referendum in March 2013, the Swiss cantons and voters accepted an initiative to give shareholders of Swiss listed companies more influence over board and management compensation (the “Minder Initiative”). In November 2013, the Swiss Federal Council issued the final transitional ordinance implementing the constitutional amendments resulting from this initiative, which came into force on 1 January 2014. The ordinance requires public companies to specify in their articles of association (“AoA”) a mechanism to permit a “say-on-pay” vote, setting out three requirements: (i) the vote on compensation must be held annually, (ii) the vote on compensation must be binding rather than advisory and (iii) the vote on compensation must be held separately for the board of directors and members of the executive board. In addition, shareholders will need to determine the details of the “say-on-pay” vote in the AoA, in particular the nature of the vote, timing aspects and the consequences of a “no” vote. Each company affected by the Minder Initiative must undertake a first binding vote on management compensation and remuneration of the board of directors at its 2015 annual general meeting.

The EU has adopted legislation that caps the amount of variable compensation in proportion to the amount of fixed compensation for employees of a bank active within the EU. This legislation will apply to employees of UBS in the EU. These and other similar initiatives may require us to make further changes to our compensation structure and may increase the risks described above.

Our financial results may be negatively affected by changes to accounting standards

We report our results and financial position in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Changes to IFRS or interpretations thereof may cause our future reported results and financial position to differ from current expectations. Such changes may also affect our regulatory capital and ratios. We monitor potential accounting changes and when these are finalized by the IASB, we determine the potential impact and disclose significant future changes in our financial statements. Currently, there are a number of issued but not yet effective IFRS changes, as well as potential IFRS changes, some of which could be expected to impact our reported results, financial position and regulatory capital in the future.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill

The goodwill we have recognized on the respective balance sheets of our operating segments is tested for impairment at least annually. Our impairment test in respect of the assets recognized as of 31 December 2013 indicated that the value of our goodwill is not impaired. The impairment test is based on assumptions regarding estimated earnings, discount rates and long-term growth rates impacting the recoverable amount of each segment and on estimates of the carrying amounts of the segments to which the goodwill relates. If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of our goodwill may become impaired in the future, giving rise to losses in the income statement. In the third quarter of 2012, for example, the recognition by the Investment Bank of a full impairment of goodwill and of an impairment of other non-financial assets resulted in a charge of almost CHF 3.1 billion against our operating profit before tax.

The effect of taxes on our financial results is significantly influenced by reassessments of our deferred tax assets

The deferred tax assets that we have recognized on our balance sheet as of 31 December 2013 in respect of prior years’ tax losses reflect the probable recoverable level based on future taxable profit as informed by our business plans. If the business plan earnings and assumptions in future periods substantially deviate from current forecasts, the amount of recognized deferred tax assets may need to be adjusted in the future. These adjustments may include write-downs of deferred tax assets through the income statement.

Our effective tax rate is highly sensitive both to our performance and to the accuracy of new business plan forecasts. Our results in recent periods have demonstrated that changes in the recognition of deferred tax assets can have a very significant effect on our reported results. If our performance is expected to improve, particularly in the U.S., U.K. or Switzerland, we could potentially recognize additional deferred tax assets as a result of that assessment. The effect of doing so would be to significantly reduce our effective tax rate in years in which additional deferred tax assets are recognized. Conversely, if our performance in those countries is expected to produce diminished taxable profit in future years, we may be required to write down all or a portion of the currently recognized deferred tax assets through the income statement. This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken.

In 2014, notwithstanding the effects of any potential reassessment of the level of deferred tax assets, we expect our effective tax rate to be in the range of 20% to 25%. Consistent with past practice, we expect to revalue our overall level of deferred tax assets in the second half of 2014 based on a reassessment of future profitability taking into account updated business plan forecasts. The full year effective tax rate could change significantly on the basis of this reassessment. It could also change if aggregate tax expenses for locations other than Switzerland, the U.S. and U.K. differ from what is expected. Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the U.S. and Switzerland. Reductions in the statutory tax rate would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This in turn would cause a write-down of the associated deferred tax assets.

In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws could cause the amount of taxes ultimately paid by us to materially differ from the amount accrued.

This is a potential risk particularly as we consider reorganizations of our legal entity structures in the U.S., U.K. and Switzerland in response to regulatory changes. The tax authorities in these countries may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates that are expected to carry on businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the deferred tax assets associated with such tax losses could be written down through the income statement.

In 2011, the U.K. government introduced a balance sheet based levy payable by banks operating or resident in the U.K. A net charge of CHF 124 million was recognized in operating expenses (within operating profit before tax) in 2013. Our bank levy expense for future years will depend on both the rate of the levy and our taxable U.K. liabilities at each year-end; changes to either factor could increase the cost. This expense will likely increase if, for example, we change our booking practices so as to book more liabilities into our U.K. bank subsidiary, UBS Limited. We expect that the annual bank levy charge will continue to be recognized for IFRS purposes as an expense arising in the final quarter of each financial year, rather than being accrued throughout the year, as it is charged by reference to the year-end balance sheet position.

II. CAPITAL RESOURCES

Capitalization and Indebtedness of UBS Group AG

UBS Group was incorporated and registered in Switzerland on 10 June 2014 and if the exchange offer is successful, it is intended that UBS Group will become the parent company of UBS and the holding company of the Group. Since incorporation, UBS Group has not incurred any indebtedness (except in respect of the total expenses incurred by the Group in connection with the exchange offer and the listing of the UBS Group Shares on the SIX Swiss Exchange and the NYSE, which are estimated to be CHF 20 million). As of the date hereof, the share capital of UBS Group is CHF 100,000 consisting of 1,000,000 fully paid-up registered shares with a nominal value of CHF 0.10 each.

Capitalization and Indebtedness of the Group

The information in the following table is extracted from the unaudited internal accounting of the Group records as of August 31, 2014 prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and stated in Swiss francs (CHF).

The following table shows the actual capitalization of UBS as at August 31, 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of August 31, 2014	As of August 31, 2014
(in CHF million, except for number of shares)	(unaudited)	(unaudited)

Capitalisation (total debt + total equity)(1)	206,312	0.1
Current debt(2)	55,949	0
Thereof subordinated debt	1,067	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	5,373	0
Thereof unguaranteed / unsecured debt	49,509	0
Non-current debt(4)	97,565	0
Thereof subordinated debt	14,650	0
Thereof guaranteed debt	0	0
Thereof secured debt(3)	18,095	0
Thereof unguaranteed / unsecured debt	64,819	0

Equity (total)	52,798	0.1
Share capital	384	0
Share premium	33,378	0
Treasury shares	(1,437)	0
Equity classified as obligation to purchase own shares	(5)	0
Retained earnings	27,053	0
Cumulative net income recognised directly in equity, net of tax	(8,532)	0
Equity attributable to UBS shareholders	50,842	0.1
Equity attributable to preferred note holders	1,915	0
Equity attributable to non-controlling interests	41	0
Total Equity	52,798	0.1
Number of issued shares of the company	3,844,214,126	1,000,000
Number of treasury shares directly or indirectly held by the company	90,531,091	0

(1)             Total liabilities and equity as of 31 August 2014 for the Group equal CHF 1,014,111 million.

(2)             Current debt is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value (paper issued by UBS) with a remaining maturity of less than one year (and does not include structured OTC debt instruments).

(3)            Debt issued secured by mortgage loans in Switzerland or other assets.

(4)             Non-current debt is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value (paper issued by UBS) with a remaining maturity of more than one year (and does not include structured OTC debt instruments).

The following table shows the net indebtedness of the Group and UBS Group as of August 31, 2014:

	UBS AG and its consolidated subsidiaries	UBS Group AG
	As of August 31 2014	As of August 31 2014
(CHF in millions)	(unaudited)	(unaudited)

Cash(1)	1,076	0.1
Cash equivalent(2)	110,140	0
Trading securities(3)	127,643	0
Liquidity	238,859	0.1
Current financial receivable(4)	410,618	0
Current bank debt(5)	12,533	0
Current portion of non-current debt(6)	58,046	0
Other current financial debt(7)	552,629	0
Current financial debt	623,208	0
Net current financial indebtedness(8)	(26,269)	0
Non-current bank loans(9)	431	0
Bonds Issued(10)	97,565	0
Other non-current loans(11)	7,149	0
Non-current financial indebtedness	105,145	0
Net financial indebtedness(12)	78,876	0

(1)             Equals the cash portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”

(2)             Equals the balances with central banks portion of the assets reported on the Group balance sheet line “cash and cash balances with central banks.”

(3)             Equals the assets reported on the Group balance sheet line “trading portfolio assets” excluding precious metals and other physical commodities. The amount presented may include trading assets which are not securities.

(4)            Equals the assets with a maturity of less than 1 year reported on the Group balance sheet lines “due from banks”, “reverse repurchase agreements”, “cash collateral on securities borrowed”, “financial assets designated at fair value”, “loans” and “cash collateral receivable on derivative instruments” and the total reported on the Group balance sheet line “financial investments available-for-sale.” In addition, it includes financial assets reported on the Group balance sheet line “other assets.”

(5)             Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of less than 1 year.

(6)             Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of less than 1 year (including structured OTC debt instruments).

(7)            Equals the liabilities with a maturity of less than 1 year reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments” and the total reported on the Group balance sheet line “trading portfolio liabilities.” In addition, it includes financial liabilities reported on the Group balance sheet line “other liabilities.”

(8)             Equals “current financial debt” less “current financial receivable” less “liquidity” as reported above.

(9)             Equals the liabilities reported on the Group balance sheet line “due to banks” with a maturity of more than 1 year.

(10)             Equals the liabilities reported on the Group balance sheet lines “debt issued” and “financial liabilities designated at fair value” with a maturity of more than 1 year (not including structured OTC debt instruments).

(11)            Equals the liabilities reported on the Group balance sheet lines “due to customers”, “cash collateral on securities lent”, “repurchase agreements”, “cash collateral payable on derivative instruments”, all with a maturity of more than 1 year. In addition, it includes structured OTC debt instruments reported as financial liabilities designated at fair value with a maturity of more than 1 year.

(12)        Equals “net current financial indebtedness” plus “non-current financial indebtedness” as reported above.

As at 31 August 2014, indirect and contingent indebtedness, which was comprised of i) credit guarantees and similar instruments, ii) performance guarantees and similar instruments and iii) documentary credits, totaled CHF 17,930 million.

III. LITIGATION, REGULATORY AND SIMILAR MATTERS

The following updates the description of litigation, regulatory and similar matters contained in note 14 to Interim consolidated financial statements contained in our 2014 Second Quarter Report.

Provisions for litigation, regulatory and similar matters by segment (1)(2)

CHF million	WM	WMA	R&C	Gl AM	IB	CC – CF	CC – NcLP	UBS
Balance as of 31 December 2013	165	56	82	3	22	488	808	1,622
Balance as of 31 March 2014	239	92	90	3	19	483	853	1,778
Increase in provisions recognised in the income statement	295	54	48	33	11	0	0	441
Release of provisions recognised in the income statement	(4)	(10)	0	0	0	(167)	(27)	(207)
Provisions used in conformity with designated purpose	(20)	(5)	0	0	(5)	0	(7)	(38)
Reclassifications	0	0	0	0	0	0	0	0
Foreign currency translation / unwind of discount	0	0	0	0	0	3	3	6
Balance as of 30 June 2014	510	131	137	36	25	319	823	1,980

(1)             WM = Wealth Management; WMA = Wealth Management Americas; R&C = Retail & Corporate; Gl AM = Global Asset Management; IB = Investment Bank; CC–CF = Corporate Center – Core Functions; CC-NcLP = Non-core and Legacy Portfolio.

(2)             Provisions, if any, for the matters described in (a) item 4 of this section are recorded in Wealth Management, (b) items 7 of this section are recorded in Wealth Management Americas, (c) items 11 and 12 of this section are recorded in the Investment Bank, (d) items 3 and 10 of this section are recorded in Corporate Center – Core Functions and (e) items 2 and 6 of this section are recorded in Corporate Center – Non-core and Legacy Portfolio. Provisions, if any, for the matters described in items 1 and 9 of this section are allocated between Wealth Management and Retail & Corporate, provisions for the matter described in item 5 of this section are allocated between the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, and provisions for the matter described in item 8 of this section are allocated between the Investment Bank and Corporate Center – Core Functions.

Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of investigations in France, in May and June 2013, respectively, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In July 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, for which it had been previously declared witness with legal assistance, and the investigating judges ordered UBS to provide bail (“caution”) of Euro 1.1 billion. UBS appealed the determination of the bail amount. On September 22, 2014, the appeal court upheld the initial determination of the bail amount. UBS intends to further appeal the determination of the bail amount to the French Supreme Court (“Cour de Cassation”) and challenge the judicial process in the European Court of Human Rights. Separately, in June 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision in that amount is reflected on our balance sheet at June, 30 2014.

In Germany, two different authorities have been conducting investigations against UBS Deutschland AG and UBS AG, respectively, and against certain employees of these entities concerning certain matters relating to our past cross-border business. UBS is cooperating with these authorities within the limits of financial privacy obligations under Swiss and other applicable laws. UBS reached a settlement in July 2014 with the authorities in Bochum, concluding those proceedings. The settlement included a payment of approximately EUR 302 million. The proceedings by the authorities in Mannheim have not revealed sufficient evidence supporting the allegations being investigated.

In June 2014 the Belgian authorities searched the offices of UBS (Luxembourg) S.A. Belgium Branch.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (“RMBS”) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Securities lawsuits concerning disclosures in RMBS offering documents: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 13 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 13 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (“UBS-sponsored RMBS”). The remaining USD 10 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (“third-party RMBS”).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In January 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 22 July 2014. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans(1)

USD million	2006- 2008	2009	2010	2011	2012	2013	2014, through 22 July	Total
Resolved demands
Actual or agreed loan repurchases / make whole payments by UBS	12	1						13
Demands rescinded by counterparty	110	104	19	303	237			773
Demands resolved in litigation	1	21						21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72	403
Demands in dispute
Demands in litigation			346	732	1,041			2,118
Demands in review by UBS				2	0	0		3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	259	801
Total	122	205	368	1,084	1,404	618	332	4,132

(1)	Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action in the Southern District of New York (Trustee Suit) seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. Plaintiffs in the Trustee Suit have recently indicated that they intend to seek damages beyond the loan repurchase demands identified in the complaint, specifically for all loans purportedly in breach of representations and warranties in any of the three Transactions. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

In 2013, Residential Funding Company LLC (RFC) filed a complaint in New York Supreme Court against UBS RESI asserting claims for breach of contract and indemnification in connection with loans purchased from UBS RESI with an original principal balance of at least USD 460 million that were securitized by an RFC affiliate. This is the first case filed against UBS seeking damages allegedly arising from the securitization of whole loans purchased from UBS. Damages are unspecified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages”, our balance sheet at June 30, 2014 reflected a provision of USD 817 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages

USD million
Balance as of 31 December 2013	807
Balance as of 31 March 2014	819
Increase in provision recognised in the income statement	0
Release of provision recognised in the income statement	0
Provision used in conformity with designated purpose	(2)
Balance as of 30 June 2014	817

Mortgage-related regulatory matters: In August 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (“NYAG”) relating to its RMBS business. In September 2014, the Commonwealth of Virginia filed an action in intervention in Virginia state court against UBS and several other financial institutions alleging violations of the Virginia Fraud Against Taxpayers Act and asserting claims of fraud and constructive fraud in connection with the Virginia Retirement System’s purchases of certain RMBS. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (“SIGTARP”) (who is working in conjunction with the US Attorney’s Office for Connecticut and the US Department of Justice, Criminal Division, Fraud Section (“DOJ”)) and the US Securities and Exchange Commission (“SEC”) relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. In May 2014, the Second Circuit upheld the dismissal of the complaint and the matter is now concluded. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (“ERISA”) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period November 17, 2009 through September 15, 2011. In 2013, the district court granted UBS’s motion to dismiss the complaint in its entirety. Plaintiffs have filed an appeal.

Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (“BMIS”) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit Court of Appeals affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Court of Appeals ruling. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions imposed against UBS Limited, which are not effective until appeals are exhausted, were confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS Limited and the individuals appealed that judgment, and in March 2014, the Milan Court of Appeal overturned all findings of liability against UBS Limited and the convictions of the UBS individuals and acquitted them. It issued a full judgment setting out the reasons for its rulings in June 2014. The appellate prosecutor did not pursue a further appeal and the acquittals are now final.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. In 2013, a settlement of all civil and administrative disputes was reached with the City of Florence. In May 2014, UBS closed a civil settlement with Calabria.

Kommunale Wasserwerke Leipzig GmbH (“KWL”)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (“STCDO/CDS”) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (“LBBW”) and Depfa Bank plc (“Depfa”). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS claims payment of approximately USD 319.8 million, plus interest, from KWL, Depfa and LBBW, which remains unpaid.

In 2010, UBS (UBS AG, UBS Limited and UBS Global AM) issued proceedings in London against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts. Each of KWL, Depfa and LBBW filed counterclaims which UBS has been defending. KWL amended its pleading in June 2014 and LBBW and Depfa also amended their pleadings to allege fraudulent misrepresentation. UBS has denied these claims. Trial began in April 2014 and concluded at the end of July 2014, and a decision is expected in the fourth quarter of 2014.

In separate proceedings brought by KWL against LBBW in Leipzig, Germany, the court ruled in LBBW’s favor in June 2013 and upheld the validity of the STCDO as between LBBW and KWL. KWL has appealed against that ruling and, in May 2014, the appeal court ruled that further evidence be taken on two issues, which is likely to take several months.

Our balance sheet at June 30, 2014 reflected provisions with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

In 2011, the former managing director of KWL and two financial advisers were convicted in Leipzig, Germany, on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. Following further criminal proceedings brought against them in Dresden, Germany, relating to the same transactions, they were each convicted of embezzlement in 2013 and given longer sentences. All three have lodged appeals.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Puerto Rico

Declines in the market prices of Puerto Rico municipal bonds and of UBS Puerto Rico sole-managed and co-managed closed-end funds (the funds) since August 2013 have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 700 million filed by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In May 2014, a federal class action complaint was filed against various UBS entities, certain members of UBS Puerto Rico senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico. Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012.

Our balance sheet at 30 June 2014 reflected provisions with respect to matters described in this item 7 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Foreign exchange, LIBOR and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities reportedly have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (“WEKO”), the DOJ, the US Commodity Futures Trading Commission (“CFTC”), the UK Financial Conduct Authority (“FCA”) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO) and the

Hong Kong Monetary Authority (“HKMA”). WEKO stated in March 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review. Some investigating authorities have initiated discussions of possible terms of a resolution of their investigations. The terms proposed include findings that UBS failed to have adequate controls in relation to its foreign exchange business that were adequate to prevent misconduct, and would involve material monetary penalties. It is possible that other investigating authorities may seek to commence discussions of potential resolutions in the near future. We are not able to predict whether any such discussion will result in a resolution of these matters, whether any resolution will be on the terms similar to those described above, or the monetary and other terms on which any such resolution may be achieved.

Foreign exchange-related civil litigation: Several putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. The defendants (including UBS) have filed motions to dismiss.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (“MAS”), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (“UBSSJ”) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into a non-prosecution agreement (“NPA”) with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from December 18, 2012 UBS will not commit any US crime, and we will advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, the Australian Securities and Investments Commission (“ASIC”) and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, the Swiss Competition Commission (“WEKO”) and the European Commission, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (“Bureau”) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act (CEA) and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between April 15, 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims, but the appellate court denied these appeals as premature, without prejudice to bringing the appeals again after final disposition of the LIBOR actions. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In March 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

In September 2014, a putative class action was filed in federal court in New York against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. The complaint alleges that the defendants conspired to manipulate ISDAFIX rates from January 1, 2006, through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2014 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at June 30, 2014 reflected a provision with respect to matters described in this item 9 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (“Pactual”) by UBS to BTG Investments, LP (“BTG”), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to (1) the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual (approximately BRL 1.8 billion); and (2) payments made to Pactual employees through various profit sharing plans (approximately BRL 800 million). These assessments are being or will be challenged in administrative proceedings.

In May 2014, UBS was notified that the administrative court had rendered a decision in favor of the taxpayer, Pactual, relating to a profit sharing plan assessment of approximately BRL 300 million. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting written decisions from the administrative court for these matters, at which time appeals will be taken.

BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts. In 2013 and 2014, approximately BRL 163 million in tax claims relating to the period for which UBS has indemnification obligations were submitted for settlement through amnesty programs announced by the Brazilian government.

Matters relating to the CDS market

In 2013 the EC issued a Statement of Objections against thirteen credit default swap (“CDS”) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (“ISDA”). The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections in January 2014 and presented our position in an oral hearing in May 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In January and April 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since January 1, 2008, and seek unspecified trebled compensatory damages and other relief. In September 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (“ATS”) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and FINRA, who reportedly are pursuing similar investigations industry-wide. These inquiries include an SEC investigation that began in early 2012 concerning features of UBS’s ATS, including certain order types and disclosure practices that were discontinued two years ago. UBS is cooperating in these matters. In addition, UBS was among dozens of defendants, including broker dealers, trading exchanges, high frequency trading firms, and dark pool sponsors, named in putative class actions pending in New York federal court, which have been filed on behalf of purchasers and sellers of equity securities. The lawsuits allege principally that the defendants’ equities order handling practices favored high frequency trading firms at the expense of other market participants, in violation of the federal securities laws. Plaintiffs filed a consolidated amended complaint in September 2014 in which UBS is no longer named as a defendant.

2	Stand-alone interim financial statements of UBS Group as of 18 September 2014[1]

The following pages contain the unaudited stand-alone interim financial statements of UBS Group as of 18 September 2014.

[1]	Given that UBS Group was incorporated in June 2014, no annual financial statements of UBS Group exist as of the date of this Swiss Offer Prospectus.

UBS Group AG Unaudited Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June 2014 (Inception) to 18 September 2014

UBS Group AG

Unaudited Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June 2014 (Inception) to 18 September 2014 prepared in accordance with the Swiss Code of Obligations

UBS Group AG Unaudited Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June 2014 (Inception) to 18 September 2014

1.	Income Statement

in CHF ‘000	Note	For the period from 10 June 2014 to 18 September 2014
Net profit / (loss) for the period	5	-

2.	Balance sheet

in CHF ‘000	Note	As at 10 June 2014	As at 18 September 2014
Assets
Cash and cash equivalents	2	100	100
Total assets		100	100

Liabilities
Total liabilities	3	-	-

Equity
Share capital		100	100
Retained earnings		-	-
Total equity	4	100	100

Total liabilities and equity		100	100

3.	Statement of changes in equity

in CHF ‘000	Share capital	Retained earnings	Total equity

Transactions with owners, recorded directly in equity
Shares issued on incorporation (1,000,000 shares @ CHF 0.10 each)	100		100

Total net profit / (loss) for the period from 10 June to 18 September 2014		-	-

Balance as of 18 September 2014	100	-	100

UBS Group AG Unaudited Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June 2014 (Inception) to 18 September 2014

4.	Statement of cash flows

in CHF ‘000	For the period from 10 June 2014 to 18 September 2014
Cash flow from / (used in) operating activities	-

Cash flow from / (used in) investing activities	-

Cash flow from / (used in) financing activities
Proceeds from issue of share capital	100

Net increase in cash and cash equivalents	100

Cash and cash equivalents at the beginning of period	-

Cash and cash equivalents at the end of the period	100

UBS Group AG Unaudited Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June 2014 (Inception) to 18 September 2014

5.	Notes to the separate interim financial statements

Note 1 General information

UBS Group AG is a company domiciled in Zurich, Switzerland, with its registered office at Bahnhofstrasse 45, 8001 Zurich, Switzerland. UBS Group AG was incorporated in Switzerland on 10 June 2014 as a wholly owned subsidiary of UBS AG. UBS AG intends to propose to its shareholders to establish UBS Group AG as a new holding company. To implement this proposal, UBS Group AG will conduct an exchange offer to acquire any and all issued ordinary shares of UBS AG in exchange for registered shares of UBS Group AG. Currently, UBS Group AG has no operations other than in connection with the exchange offer and no material assets or liabilities. If the exchange offer is successful, UBS Group AG will become the parent company of UBS AG and the holding company of the Group. The company has no employees as of 18 September 2014.

Note 2 Significant accounting policies

1) Basis of preparation

These separate interim financial statements have been prepared for the purpose of inclusion in the Swiss offer prospectus prepared in connection with the above-mentioned exchange offer. On 25 September 2014, these separate interim financial statements were authorized for issue by the Board of Directors.

These separate interim financial statements of UBS Group AG have been prepared in accordance with the Swiss Code of Obligations, and are presented in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated.

The separate interim financial statements are prepared using uniform accounting policies for similar transactions and other events which have been applied consistently from the date of incorporation. The significant accounting policies applied in the preparation of the separate interim financial statements of UBS Group AG are described in this note. Since UBS Group AG was incorporated on 10 June 2014, no prior period financial information is presented.

2) Use of estimates

The preparation of the separate interim financial statements requires management to make estimates and assumptions that affect reported income, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Actual results in the future could differ from such estimates and assumptions, and such differences may be material to the financial statements. Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to estimates resulting from these reviews are recognized in the period in which they occur.

UBS Group AG Unaudited Separate Interim Financial Statements as of 18 September 2014 and for the period from 10 June 2014 (Inception) to 18 September 2014

3) Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less including cash and balances held with banks.

Note 3 Indebtedness

As at the date of these separate interim financial statements, UBS Group AG has no guarantees, secured, unguaranteed or unsecured debt and no indirect or contingent indebtedness.

Note 4 Share capital

On incorporation (10 June 2014) the authorized and issued share capital of UBS Group AG was CHF 100,000 divided into 1,000,000 shares of CHF 0.1 each. All of these shares were fully paid up on that date. In addition, conditional share capital of CHF 50,000 divided into 500,000 shares was created on incorporation of which 250,000 shares are available for share-based compensation to future employees and 250,000 shares for conversion rights/warrants granted in connection with any future issuance of bonds or similar financial instruments.

Note 5 Related party transactions

Any costs related to UBS Group AG incurred in the period from 10 June 2014 through 18 September 2014 are borne by UBS AG and will not be reimbursed by UBS Group AG.

Cash held by UBS Group AG is denominated in Swiss Francs and deposited in a current account with UBS AG. No interest was earned during the reporting period.

Note 6 Events after the end of the reporting period

There have been no material events after the end of the reporting period which would require disclosure in or adjustment to these separate interim financial statements.

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